Form 20-F
period 2020-12-31
IDEX Biometrics ASA
filed 2021-04-23
CIK 1824036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-39810

IDEX Biometrics ASA

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Kingdom of Norway

(Jurisdiction of incorporation or organization)

Dronning Eufemias gate 16

NO-0191 Oslo

Norway

(Address of principal executive offices)

Vincent Graziani

Chief Executive Officer

IDEX Biometrics ASA

Dronning Eufemias gate 16

NO-0191 Oslo

Norway

Tel: +47 6783 9119

mailbox@idexbiometrics.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 75 ordinary shares, nominal value NOK 0.15 per share	IDBA	The Nasdaq Capital Market
Ordinary shares, nominal value NOK 0.15 per share*	*	The Nasdaq Capital Market*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares: 832,146,748 shares outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒

		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

INTRODUCTION

Unless otherwise indicated, “IDEX,” “IDEX Biometrics,” “IDEX Biometrics ASA,” “the company,” “our company,” “we,” “us” and “our” refer to IDEX Biometrics ASA.

“IDEX,” “TrustedBio” and the IDEX logo and other trademarks or service marks of IDEX Biometrics ASA appearing in this Annual Report on Form 20-F are the property of IDEX Biometrics ASA. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and IFRS as adopted by the European Union. Our financial statements included in this annual report are presented in U.S. dollars and, unless otherwise specified, all monetary amounts are in U.S. dollars. All references in this annual report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “NOK” mean Norwegian krone, the currency of our home country. Throughout this annual report, references to “ADSs” mean American Depositary Shares, or ADSs, or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or annual report, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to achieve or maintain market acceptable for our biometric technology and products;

•	our ability to generate revenue and/or achieve or sustain profitability;

•	the impact on our growth trends and the macroeconomic environment of COVID-19;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth, including any additional international expansion;

•	our ability to protect our intellectual property rights and any costs associated therewith;

•	our ability to compete effectively with existing competitors and new market entrants;

•	the growth rates of the markets in which we compete;

•	regulatory developments in Norway, the United States, the United Kingdom, China and other jurisdictions; and

•	other risks and uncertainties, including those listed in this annual report under the caption “Risk Factors.”

You should refer to the section of this annual report titled “Item 3.D-Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this annual report is generally reliable, such information is inherently imprecise.

PART I

Item 1.	Identity of Director, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A. Selected Financial Data

We have elected to voluntarily comply with Item 3.A., as effective February 10, 2021 and are omitting this disclosure in reliance thereon.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above. These important risks include, but are not limited to, the following summary risk factors:

•	Our largest potential market, the biometric payment card market, is an undeveloped and emerging market and it is difficult to predict how large this market could be;

•	Our biometric technology has not yet gained, and may never gain, widespread market acceptance;

•	If the estimates and assumptions we have used to calculate the size of our target markets are inaccurate, our future growth rate may be limited.

•	We have a history of operating losses and may not achieve or sustain profitability in the future;

•

We will require additional funding to finance our operations, and if we are unable to raise capital when needed, we could be forced to delay, reduce or terminate certain of our development activities or other operations;

•

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price could decline;

•	The markets in which we operate are highly competitive, and if we do not compete effectively, our business, financial condition, and results of operations could be harmed; and

•	If we fail to innovate in response to changing customer needs and new technologies and other market requirements, our business, financial condition, and results of operations could be harmed;

•

Even though we have not experienced significant delays in development activities to date, the COVID-19 pandemic could have an adverse impact on our business, operations, and the markets and communities in which we, our partners, and customers operate.

Risks Related to Our Financial Condition, Business and Industry

Since our inception, we have only generated limited revenue and we have incurred significant operating losses and negative cash flows.

We have only generated limited revenue and have incurred significant operating losses and negative cash flows since our inception. We generated net losses of $26.8 million, $32.4 million and $30.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $14.7 million. We are not certain whether or when we will obtain a high enough volume of sales in the future to generate significant revenue, grow our business or achieve or maintain profitability. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations even if we are able to significantly increase our revenue. In particular, we intend to continue to expend significant funds to develop future generations of our products and software solutions, including by introducing new products and functionality, and to expand use cases and integrations. We will also face increased compliance costs associated with growth, the expansion of our customer base, and as a result of the fact that we are publicly listed in both Norway and the United States. Our efforts to grow our business may be costlier than we expect, or the rate of our growth in revenue may be slower than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to generate significant revenue and/or achieve and sustain profitability, the value of our business and ordinary shares may significantly decrease.

We will require additional funding to finance our operations. If we are unable to raise capital when needed, we could be forced to delay, reduce or terminate certain of our development activities or other operations.

We cannot be certain when, or if, our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. We continue to review all strategic options to fund ongoing operations, research and development projects and working capital needs. While we have been able to raise funds in the past through private placements of our shares, additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities, and if we are unable to raise sufficient funds we may be unable to maintain or expand our operations.

Our largest potential market is the biometric payment card market. The market for biometric payment cards is an undeveloped and emerging market and it is difficult to predict how large this market could be. In addition, our biometric technology has not yet gained, and may never gain, widespread market acceptance.

We primarily market and sell biometric products and software solutions to the payment card and access control markets. The market for biometric payment cards is an undeveloped and emerging market and it is difficult to predict how large this market could be. Our technology represents a novel security solution and we have not yet generated significant sales. Although recent security concerns relating to identification of individuals and appearance of biometric readers on popular consumer products, including the smart phones, have increased interest in biometrics generally, it remains an undeveloped and emerging market. Biometric based solutions compete with more traditional security methods including keys, cards, personal identification numbers and security personnel. In addition, our biometric technology has not yet gained, and may never gain, widespread market acceptance. Acceptance of biometrics and our technology as an alternative to such traditional methods depends upon a number of factors including:

•	national or international events, such as the ongoing COVID-19 pandemic, which may affect the need for or interest in biometric solutions;

•	the performance and reliability of biometric solutions;

•	marketing efforts and publicity regarding these solutions;

•	public perception regarding privacy concerns;

•	costs involved in adopting and integrating biometric solutions;

•	proposed or enacted legislation related to privacy of information; and

•	competition from non-biometric technologies that provide more affordable, but less robust, authentication.

For these reasons, we are uncertain whether our biometric technology will gain widespread acceptance in any commercial markets or that demand will be sufficient to create a market large enough to produce significant revenue or earnings. Our future success depends, in part, upon business customers adopting biometrics generally, and our solutions specifically.

If the estimates and assumptions we have used to calculate the size of our target markets are inaccurate, our future growth rate may be limited.

Our projections, assumptions and estimates of future opportunities within our target markets are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this report. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth rate may be limited. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which could harm our business. Even if our target markets meet our size estimates and experiences the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the expectations of market growth included in this report should not be taken as indicative of our future growth.

We are subject to lengthy development periods and product acceptance cycles, which can result in development and engineering costs without any future revenue.

We provide fingerprint sensors and related software solutions that are incorporated by card manufacturers into the products they sell. They make the determination during their product development programs whether to incorporate our solutions or pursue other alternatives. This process requires us to make significant investments of time and resources in the design of fingerprint sensors and related software solutions for our products well before our customers introduce their products incorporating our solutions into the market, and before we can be sure that we will generate any significant sales to our customers or even recover our investment. During a customer’s entire product development process, we face the risk that our solutions will fail to meet our customer’s technical, performance, or cost requirements, or that our products will be replaced by competitive products or alternative technological solutions. Even if we complete our design process in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events could cause sales to not materialize, be deferred, or be cancelled, which could adversely affect our operating results.

A significant portion of our sales comes from one or more large customers, the loss of which could harm our business, financial condition, and operating results.

We have historically generated limited revenue, and most of our revenue we have generated has come from a limited number of customers. During 2020, one customer, a leading global provider of financial news and services, accounted for approximately 88% of our revenue. During 2019, two customers accounted for approximately 69% and 10% of our revenue, respectively. During 2018, three customers accounted for approximately 39%, 36% and 13% of our revenue, respectively. While we work to maintain our relationships with our current customers and seek out new business, we may continue to face challenges in diversifying our customer base. The loss of major customers, or a decrease in demand for our products by these customers within a short period of time, could adversely affect our current and future revenue, financial condition and business. The adverse effect could be more substantial if our other customers do not increase their orders or if we are unsuccessful in generating orders for our solutions with new customers. Many of these card manufacturers sell to the same card issuers, and therefore we may be reliant on certain card manufacturers. Concentration in our customer base and partner relationship, now and in the future, may make fluctuations in revenue and earnings more severe and make business planning more difficult.

If we are unable to attract new customers and to retain our existing customers, our growth prospects will be adversely affected.

Our ability to grow our business depends on retaining and expanding our customer base. We must convince prospective customers of the benefits of our services and our existing customers of the continuing value of our services. Our ability to attract new customers and retain existing customers depends in large part on our ability to continue to offer competitive technologies and products. As consumer preferences and technological changes shift market dynamics, we will need to enhance and improve our existing products, introduce new products, and maintain our competitive position with additional technological advances. If we fail to keep pace with technological advances or fail to offer compelling product offerings to meet consumer demands, our ability to grow or sustain the reach of our services, attract and retain customers may be adversely affected.

Our products and software solutions may contain defects, which will make it more difficult for us to establish and maintain customers.

Although we have completed the development of multiple generations of our core biometric technology, it has only been used by a limited number of business customers. Despite extensive testing during development and certifications by third-party testing facilities, our products and software solutions may contain undetected design faults and errors that are discovered only after it has been installed and used by a greater number of customers. Any such defect or error in new or existing products or software solutions could cause delays in delivering our technology or require design modifications. These could adversely affect our competitive position and cause us to lose potential customers or opportunities. Errors or defects in our software or products could lead to mismatches in fingerprint scans. Since our technologies are intended to be utilized to secure payments and physical and electronic information access, the effect of any such bugs or delays will likely have a detrimental impact on us. In addition, given that biometric technology generally, and our biometric technology specifically, to certain extent, has yet to gain widespread market acceptance, any delays would likely have a more detrimental impact on our business than if we were a more established company.

Potential strategic alliances may not achieve their objectives, and the failure to do so could impede our growth.

We have entered, and we anticipate that we will continue to enter, into strategic alliances. We continually explore strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology; to provide necessary know-how, components, or supplies, and to develop, introduce, and distribute products utilizing our technology. Certain strategic alliances may not achieve their intended objectives, and parties to our strategic alliances may not perform as contemplated. The failure of these alliances to achieve their objectives may impede our ability to introduce new products and enter new markets.

We face intense competition.

We compete with both established companies and startup enterprises that provide biometric solutions, as well as providers of more traditional security methods. Our competitors include, among others, Fingerprint Cards AB and NEXT Biometrics ASA. Some of our competitors have substantially greater financial and marketing resources than we do, and may independently develop superior technologies, which may result in our technology becoming less competitive or obsolete. If we are unable to develop new applications or enhance our existing technology in a timely manner in response to technological changes, we will be unable to compete in our chosen markets. Our actual and potential competitors may also have greater name recognition and more extensive customer bases. In addition, if one or more other biometric technologies such as voice, face, iris, hand geometry or blood vessel recognition are widely adopted, it would significantly reduce the potential market for our fingerprint identification technology in certain industries.

Our ability to compete successfully depends on a number of factors, which may be outside our control. These factors include the following:

•	our success in designing and introducing new fingerprint sensors and related software solutions, including those implementing new technologies;

•	our ability to predict the evolving needs of our customers and to assist them in incorporating our technologies into their new and existing products;

•	our ability to meet our customers’ requirements for ease of use, reliability and durability;

•	our ability to meet our customers’ price and performance requirements;

•	the quality of our customer service and support;

•	the rate at which customers incorporate our fingerprint sensors and related software solutions into their own products;

•	product or technology introductions by our competitors; and

•	currency fluctuations, which may cause a competitor’s products to be priced significantly lower than our products.

Moreover, additional competitors may enter the biometrics market and become significant long-term competitors. In the future, we may encounter competition from other larger, well-established and well-financed entities that may continue to acquire, invest in or form joint ventures with providers of fingerprint recognition technology, and existing providers may elect to consolidate. Our position in the existing markets could be eroded rapidly by product or technology enhancements or the development of new, superior products and technology by competitors. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and lower market prices of our ordinary shares.

The effects of national and global epidemics, including the recent COVID-19 pandemic, could have an adverse impact on our business, operations, and the markets and communities in which we operate.

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. Our business and operations could be adversely affected by national and global epidemics, including the ongoing COVID-19 pandemic, impacting the markets and communities in which we operate.

In response to the COVID-19 pandemic, many state, local, and national governments have put in place, and others in the future may put in place, quarantines, executive orders, shelter-in-place orders, and similar government orders and restrictions in order to control the spread of the disease. Although there have not been significant delays in our development activities to date, such orders or restrictions, or the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, and travel restrictions, among other effects that could negatively impact productivity and disrupt our operations. We have implemented a work-from-home policy for employees and are evaluating hybrid working models for our operations on a go-forward basis. We will continue to monitor federal, state, and local regulations and the recommendations of public health professionals as we determine which actions are in the best interests of our employees and shareholders.

In addition, while the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, potentially reducing our ability to access capital, which could in the future negatively affect our liquidity. The COVID-19 pandemic also could reduce the demand for our customers’ products and services, which could negatively impact our customers’ willingness to renew or enter into contracts with us or our ability to collect accounts receivable on a timely basis, which, if significant, could materially and adversely affect our business, results of operations, and financial condition. For example, while many of our business partners in Asia impacted by the COVID-19 pandemic in the first quarter of 2020 have since returned to operations, there is considerable uncertainty surrounding the timing, duration, or impact of any future disruptions.

The global pandemic of COVID-19 continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. While the pandemic may increase end-user awareness of the benefits of contactless payment solutions such as the ones we offer, and therefore may increase the demand for our products, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, operations, or the global economy as a whole, which makes our future results difficult to predict.

Unfavorable conditions in the global economy or the vertical markets we serve could limit our ability to grow our business and negatively affect our operating results.

General worldwide economic conditions have experienced significant instability due to the global economic uncertainty and financial market conditions caused by the COVID-19 pandemic. These conditions make it extremely difficult for customers and us to accurately forecast and plan future business activities and could cause customers to reduce or delay their spending. At this time, the potential impact on customer spend from the COVID-19 pandemic is difficult to predict and, therefore, it is not possible to fully determine the impact on our future results. Historically, economic downturns have resulted in overall reductions in spending. If macroeconomic conditions deteriorate or are characterized by uncertainty or volatility, customers may curtail or freeze spending in general and for biometric products such as ours specifically, which could have an adverse impact on our business, financial condition, and operating results.

We target generating revenue from customers in the payment cards and access control verticals. While these verticals were not affected as severely by weak economic conditions caused by COVID-19 as the retail, hospitality, and entertainment industries, we cannot assure these verticals will not suffer more severe losses in the future as they are in turn impacted by consumer demand and the performance of the retail, hospitality and entertainment industries. Furthermore, we cannot predict the timing, strength, or duration of any economic slowdown or recovery. In addition, even if the overall economy is robust, we cannot assure the market for services such as ours will experience growth or that we will experience growth. Additionally, the increased use of digital payments and virtual credit cards by consumers could pose an obstacle to the growth of our business.

War, terrorism, other acts of violence or natural or manmade disasters such as a global pandemic may affect the markets in which we operate, our customers, our delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial condition.

Our business may be adversely affected by instability, disruption or destruction in a geographic region in which we operate, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, food, fire, earthquake, storm or pandemic events, including COVID-19.

Such events may cause customers to suspend or delay their decisions on using our products and services, make it difficult or impossible to access some of our inventory, and give rise to sudden significant changes in regional and global economic conditions and cycles that could interfere with purchases of goods or services. These events also pose significant risks to our personnel and to physical facilities, which could materially adversely affect our financial results.

We rely on the performance of highly skilled personnel, including senior management and our engineering, professional services, sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management team and our highly skilled team members, including our sales personnel, engineering and support personnel. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and key employees. Our senior management and key employees are employed on an at-will basis, which means that they could terminate their employment with us at any time. Many of our executive officers and key employees receive equity compensation as a portion of their overall compensation package. A substantial decrease in the market price of our ordinary shares would effectively reduce the compensation of such persons and could increase the risk that they depart from our company. The loss of any of our senior management or key employees could adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees.

Our ability to successfully pursue our growth strategy also depends on our ability to attract, motivate and retain our personnel. Competition for well-qualified employees in all aspects of our business, including sales personnel, professional services personnel, and engineering and support personnel, is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected.

Because many rapidly growing markets for our products are international, our business is susceptible to risks associated with international operations.

Biometric products including ours are often marketed and sold globally. We currently have offices in Norway, the United States, the UK and China, which focus on selling and implementing our fingerprint sensors and related software solutions in those regions. In the future, we may expand within these countries or to other international locations. This reliance on international sales and marketing subjects us to the risks of conducting business internationally, including risks associated with political and economic instability, global health conditions, currency controls, exchange rate fluctuations and changes in import/export regulations, and tariff and freight rates. For example, the political or economic instability in a given region may have an adverse impact on the financial position of end users in the region, which could affect future orders and harm our results of operations. Our international sales operations involve a number of other risks including, but not limited to:

•	longer sales and payment cycles;

•	changes to countries’ banking and credit requirements;

•	unexpected changes in government regulatory requirements;

•

sales, value added tax, or other indirect tax regulations and treaties and potential changes in regulations and treaties in the Kingdom of Norway, the United States, the United Kingdom, China and in and between countries in which we market or sell our products;

•	different, complex and changing laws governing intellectual property rights, which in certain countries sometimes afford reduced protection of intellectual property rights;

•

any changes in international trade policies, including potential adoption and expansion of trade restrictions, higher tariffs, or cross border taxation that might impact overall customer demand for our products or affect our ability to manufacture and/or sell our products overseas;

•	changes to economic, social, or political conditions in countries where we have significant operations;

•	operating in countries with a higher incidence of corruption and fraudulent business practices;

•	challenges in providing solutions across a significant distance in different languages and among different cultures;

•	the burdens of complying with a variety of various country laws in which we operate;

•	difficulties in staffing and managing international operations; and

•

rapid changes in government, economic and political policies and conditions, political or civil unrest or instability, terrorism or pandemics (including but not limited to the COVID-19 pandemic) and other similar outbreaks or events.

We cannot guarantee that any potential future expansion efforts that we may undertake will be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

If currency exchange rates fluctuate substantially in the future, our financial results, which are reported in U.S. Dollars, could be adversely affected.

We price our products and bill virtually all of our customer revenue in U.S. Dollars, and outsourced product manufacturing is priced and billed in U.S. Dollars. However, we incur expenses for employee compensation, property leases, and other operating expenses in the local currencies of the jurisdictions in which we operate. Fluctuations in the exchange rates between the U.S. Dollar and other currencies may impact expenses as well as revenue, and consequently have an impact on margin and the reported operating results. This could have a negative impact on our reported operating results. To date, we have not engaged in any hedging strategies, and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations.

We may pursue strategic acquisitions, including acquiring other biometric companies, as part of our growth strategy and that may disrupt our business.

We may pursue strategic acquisitions in the future. Risks in acquisition transactions include difficulties in the integration of acquired businesses into our operations and control environment, difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing customers of the acquired entities, assumed or unforeseen liabilities that arise in connection with the acquired businesses, the failure of counterparties to satisfy any obligations to indemnify us against liabilities arising from the acquired businesses, and unfavorable market conditions that could negatively impact our growth expectations for the acquired businesses. Fully integrating an acquired company or business into our operations may take a significant amount of time. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with acquisitions and other strategic transactions. These risks may prevent us from realizing the expected benefits from acquisitions and could result in the failure to realize the full economic value of a strategic transaction or the impairment of goodwill and/or intangible assets recognized at the time of an acquisition. These risks could be heightened if we complete a large acquisition or multiple acquisitions within a short period of time. Additional risks may include:

•	difficulties in integrating operations, technologies, services and personnel;

•	the diversion of financial and management resources from existing operations;

•	the risk of entering new markets;

•	the potential loss of existing customers following an acquisition;

•	the potential loss of key employees and the associated risk of competitive efforts from such departed personnel; and

•	the inability to generate sufficient revenue to offset acquisition or investment costs.

As a result, if we fail to properly evaluate and execute any acquisitions or investments, our business and prospects may be seriously harmed.

Risks Related to Government Regulation, Data Collection, Intellectual Property and Litigation

Our business is subject to a variety of laws around the world. Any changes in government regulations relating to our business or other unfavorable developments may adversely affect our business, operating results, and financial condition.

We are an international company that is registered under the laws of the Kingdom of Norway, with offices and/or operations in the United States, the UK and China. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. It is also likely that if our business grows and evolves and our solutions are used more globally, we will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

We are subject to various business regulations and laws. Such laws and regulations include, but are not limited to, labor, advertising and marketing, real estate, taxation, user privacy, data collection and protection, intellectual property, anti-corruption, anti-money laundering, tariffs and customs regulations, export controls, sanctions, foreign exchange controls, antitrust and competition, electronic contracts, telecommunications, sales procedures, credit card processing procedures and consumer protections. We cannot guarantee that we have been or will be fully compliant in every jurisdiction in which we are subject to regulation, as existing laws and regulations governing issues such as intellectual property, privacy, taxation, and consumer protection, among others, are constantly changing. The adoption or modification of laws or regulations relating to our product development or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. Further, compliance with laws, regulations, and other requirements imposed upon our business may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, injunctions or other collateral consequences. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, reputation, results of operations and financial condition.

Because our products could be used to collect and store personal information, domestic and international privacy concerns could result in additional costs and liabilities to us or inhibit sales of our products.

Personal privacy has become a significant issue in the United States and in many other countries where we offer our products and related software solutions. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and national government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, storage and disclosure of personal information and breach notification procedures. Interpretation of these laws, rules and regulations and their application to our products and professional services in Norway, the United States and other foreign jurisdictions is ongoing and cannot be fully determined at this time.

In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996, the Gramm Leach Bliley Act, the California Consumer Privacy Act, or the CCPA, and other state laws relating to privacy and data security. The CCPA, which became effective on January 1, 2020, drastically changes the ability for individuals to control the use of their personal data. It contains detailed requirements regarding collecting and processing personal information, imposes certain limitations on how such information may be used, and provides rights to consumers that have never before been available in the past, all of which may be imposed on us by our customers and/or end users. This could increase our costs of doing business. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the EU. The EU’s data protection landscape is currently unstable, resulting in possible significant operational costs for internal compliance and risk to our business. The EU has adopted the GDPR, which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life (in contrast to the GDPR, which focuses on protection of personal data). The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation continues to be delayed. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact our products and our relationships with our customers.

Complying with the GDPR and the ePrivacy Regulation, when it becomes effective, may cause us to incur substantial operational costs or require us to change our business practices. We may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and software solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our products and software solutions, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our products. Privacy concerns, whether valid or not valid, may inhibit market adoption of our products and software solutions particularly in certain industries and foreign countries.

We face risks associated with security breaches, cyber-attacks and hacking.

We face risks associated with security breaches, cyber-attacks and hacking of our computer systems or those of our third-party representatives, vendors, and service providers. Although we have implemented security procedures and controls to address these threats, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. If our systems, or systems owned by third parties affiliated with our company, were breached or attacked, the proprietary and confidential information of our company, our employees and our customers could be disclosed and we may be required to incur substantial costs and liabilities, including the following: liability for stolen assets or information; fines imposed on us by governmental authorities for failure to comply with privacy laws or for disclosure of any personally identifiable information as a part of such attack; costs of repairing damage to our systems; lost revenue and income resulting from any system downtime caused by such breach or attack; loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack; increased costs of cyber security protection; costs of incentives we may be required to offer to our customers or business partners to retain their business; damage to our reputation; and expenses to rectify the consequences of the security breach or cyber-attack. In addition, any compromise of security from a security breach or cyber-attack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

Any failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

We protect our proprietary technology and confidential information through the use of patents, trade secrets, trademarks, confidentiality agreements and other contractual provisions. The process of seeking patent protection is lengthy and expensive. Further, there can be no assurance that even if a patent is issued, that it will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.

Our intellectual property rights cover individual inventions and complete biometric systems ranging from measurement principles, algorithms, sensor design and system solutions. We have filed applications to protect our intellectual property rights in a wide range of countries including the United States, the United Kingdom, Norway and several other countries. As of December 31, 2020, we have been granted 127 patents and have 97 pending patent applications. The wordmark ‘IDEX’ and the IDEX logo are registered trademarks of IDEX Biometrics ASA and are owned by IDEX.

There can be no assurance that we will obtain registrations of principal or other trademarks in key markets. Failure to obtain registrations could compromise our ability to fully protect our trademarks and brands, and could increase the risk of challenge from third parties to our use of our trademarks and brands. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we operate. For example, the validity, enforceability and scope of protection of intellectual property in China, where we operate, are still evolving and historically, have not protected and may not protect in the future, intellectual property rights to the same extent as laws developed in certain other countries.

We rely upon written agreements with our customers, suppliers, manufacturers, and other recipients of our technologies and products. However, such confidentiality and non-disclosure agreements may not be adequate to protect our proprietary technologies or may be breached by other parties. Additionally, our customers, suppliers, manufacturers, and other recipients of our technologies and products may seek to use our technologies and products without appropriate limitations. Unauthorized parties may attempt to copy or otherwise use aspects of our technologies and products that we regard as proprietary. Other companies, including our competitors, may independently develop technologies that are similar or superior to our technologies, duplicate our technologies, or design around our patents. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our technologies and products.

We may pursue, and from time to time defend litigation to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. These litigations, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition, and operating results.

Any claims that our technologies infringe the intellectual property rights of third parties could result in significant costs and have a material adverse effect on our business.

We cannot be certain that our technologies and products do not and will not infringe issued patents or other third party proprietary rights. Any claims, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business. There can be no assurance that such licenses could be obtained on commercially reasonable terms, if at all, or that the terms of any offered licenses would be acceptable to us. We may also have to pay substantial damages to third parties, or indemnify customers or licensees for damages they suffer if the products they purchase from us or the technology they license from us violates any third party intellectual property rights. An adverse determination in a judicial or administrative proceeding, or a failure to obtain necessary licenses to use such third-party technology could prevent us from manufacturing, using, or selling certain of our products, and there is no guarantee that we will be able to develop or acquire alternate non-infringing technology.

In addition, we may license certain technology used in and for our products from third parties. These third-party licenses may be granted with restrictions, and there can be no assurances that such third-party technology will be available to us on commercially acceptable terms.

If we are unable to license technology for our products from third parties on commercially acceptable terms, or if any third party initiates litigation against us for alleged infringement of their proprietary rights, we may not be able to sell certain of our products and we could incur significant costs in defending against litigation or attempting to develop or acquire alternate non-infringing products, which would have an adverse effect on our operating results.

Our patents may not provide us with competitive advantages.

We hold numerous patents in the United States and in other countries, which cover multiple aspects of our technology. There can be no assurance that we will continue to develop proprietary products or technologies that are patentable, that any issued patent will provide us with any competitive advantages or will not be challenged by third parties, or that patents of others will not hinder our competitive advantage. Although certain of our technologies are patented, there are other organizations that offer products with comparable functionality that employ different technological solutions and compete with us for market share.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws and the amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and operating results. Moreover, we generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are and will continue to be subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions.

As of December 31, 2020, we had an accumulated unrecognized deferred tax asset in the amount of $48.2 million related to loss carryforwards in Norway. While there are no restrictions as to how long tax losses may be carried forward in Norway, we cannot guarantee that we will generate sufficient taxable profit in future periods that will enable us to realize the benefit of such carryforwards.

The relevant taxing authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Forecasting our estimated annual effective tax rate for financial accounting purposes is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates.

Forecasts of our income tax position and effective tax rate for financial accounting purposes are complex and subject to uncertainty because our income tax position for each year combines the effects of a mix of profits earned and losses incurred by us in various tax jurisdictions with a broad range of income tax rates, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules and changes to these rules and tax laws, the results of examinations by various tax authorities, and the impact of any acquisition, business combination or other reorganization or financing transaction. To forecast our global tax rate, we estimate our pre-tax profits and losses by jurisdiction and forecast our tax expense by jurisdiction. If the mix of profits and losses, our ability to use tax credits, or effective tax rates by jurisdiction is different than those estimated, our actual tax rate could be materially different than forecasted, which could have a material impact on our results of business, financial condition and results of operations.

The countries in which we operate may have broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations in the period issued. As additional regulatory guidance is issued by the applicable taxing authorities, as accounting treatment is clarified, as we perform additional analysis on the application of the law, and as we refine estimates in calculating the effect, our final analysis, which will be recorded in the period completed, may be different from our current provisional amounts, which could materially affect our tax obligations and effective tax rate.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the United Kingdom Bribery Act 2010, and other anti-corruption laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit our company from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party law firms, accountants, and other representatives for regulatory compliance, sales, and other purposes in different countries. We can be held liable for the corrupt or other illegal activities of these third-party representatives, our employees, contractors, and other agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption laws, there can be no assurance that all of our employees, representatives, contractors, or agents will comply with these laws at all times.

Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition. Moreover, as an issuer of securities, we also are subject to the accounting and internal controls provisions of the FCPA. These provisions require us to maintain accurate books and records and a system of internal controls sufficient to detect and prevent corrupt conduct. Failure to abide by these provisions may have an adverse effect on our business, operations or financial condition.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and the economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges.

In addition, changes in our products or solutions or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products and solutions in international markets, prevent our customers from deploying our products and solutions or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products and solutions, or in our decreased ability to export or sell our products and solutions to existing or potential customers. Any decreased use of our products and solutions or limitation on our ability to export or sell our products and solutions would likely adversely affect our business, financial condition and results of operations.

We face product liability or other liability risks that could result in large claims against us.

We have risk of exposure to product liability and other liability claims resulting from the use of our products, especially to the extent customers may depend on our products in public safety situations that may involve physical harm or even death to individuals, as well as exposure to potential loss or damage to property. Despite quality control systems and inspection, there remains an ever-present risk of an accident resulting from a faulty manufacture or maintenance of products, or an act of an agent outside of our or our business partners’ control. Even if our products perform properly, we may become subject to claims and costly litigation due to the catastrophic nature of the potential injury and loss. A product liability claim, or other legal claims based on theories including personal injury or wrongful death, made against us could adversely affect operations and financial condition. Although we may have insurance to cover product liability claims, the amount of coverage may not be sufficient.

Risks Related to Our ADSs and Shares

An active trading market for our ADSs may not be sustained and you may not be able to resell your ADSs at or above the price you pay for them, if at all. If such a market is sustained, we cannot predict its effect on the trading price of our ordinary shares on the Oslo Børs.

While our ordinary shares have been traded on Oslo Børs since 2010, no public market existed for our ADSs or ordinary shares in the United States prior to the listing of our ADSs on Nasdaq. There can be no assurance that an active trading market for the ADSs will be sustained now that our ADSs are listed on Nasdaq. The lack of an active trading market would reduce the value of the ADSs. In addition, we cannot predict how a sustained market for our ADSs on Nasdaq will affect the market price for our ordinary shares on Oslo Børs. The price at which ADSs representing our ordinary shares trade on Nasdaq may or may not be correlated to the price at which our ordinary shares trade on Oslo Børs.

The trading price of our ADSs and ordinary shares may be volatile, and you could lose all or part of your investment.

The trading price of our ordinary shares on Oslo Børs or the trading price of our ADSs on Nasdaq may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this report, these factors include:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our products and software solutions;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our products and software solutions;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	our involvement in any litigation;

•	our sale of our ordinary shares or other securities in the future;

•	changes in senior management or key personnel;

•	the trading volume of our ordinary shares;

•	coordinated buying and/or selling activity in our ordinary shares and/or ADSs, including market manipulation;

•	publication of information in the media, including online blogs and social media, about our company by third parties;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

These and other market and industry factors may cause the market price and demand for our ordinary shares or ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ordinary shares or ADSs at or above the price paid for such securities and may otherwise negatively affect the liquidity of our ordinary shares or ADSs. In addition, the stock market in general, and biometric companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ordinary shares or ADSs.

The dual-listing of ordinary shares and ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs.

Our ordinary shares trade on Oslo Børs and we list our ADSs on Nasdaq. We cannot predict the effect of this dual listing on the value of our ADSs and ordinary shares. However, the dual listing of ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs. The price of our ADSs could also be adversely affected by trading in ordinary shares on Oslo Børs.

We incur increased costs as a result of operating as a company that is both publicly listed on Oslo Børs in the Kingdom of Norway and in the United States, and our senior management are required to devote substantial time to new compliance initiatives and corporate governance practices.

As a company publicly listed in the United States, and particularly after we no longer qualify as an “emerging growth company”, or EGC, we incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting beginning with our second annual report to be filed with the SEC. However, while we remain an EGC we are not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an EGC, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Further, being a U.S. listed company and a Norwegian public company with ordinary shares admitted to trading on Oslo Børs impacts the disclosure of information and requires compliance with two sets of applicable rules. From time to time, this may result in uncertainty regarding compliance matters and result in higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices. As a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the ordinary shares or ADSs may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and, to the extent we no longer qualify as a foreign private issuer, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (2) December 31, 2026; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We cannot predict if investors will find the ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find the ordinary shares or ADSs less attractive as a result, there may be a less active trading market for the ordinary shares or ADSs and the price of the ordinary shares or ADSs may be more volatile.

We are obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the Securities Act of 1933.

If we identify future material weaknesses in our internal control over financial reporting or fail to meet our obligations as a public company, including the requirements of Section 404, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations, and we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline. Under Section 404, we are required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC, Nasdaq, or other regulatory authorities, or shareholder lawsuits, which could require additional financial and management resources. We cannot assure you that additional material weaknesses will not occur in the future, which could materially adversely affect our business, operating results, and financial condition.

Fluctuations in the exchange rate between the U.S. dollar and the Norwegian krone may increase the risk of holding ADSs and ordinary shares.

The share price of our ordinary shares is quoted on Oslo Børs in Norwegian krone, while our ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Norwegian krone may result in differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences. In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the Norwegian krone, the U.S. dollar equivalent of the proceeds that a holder of the ADSs would receive upon the sale in the Kingdom of Norway of any ordinary shares withdrawn from the depositary, and the U.S. dollar equivalent of any cash dividends paid in Norwegian krone on ordinary shares represented by the ADSs, could also decline.

Raising additional capital may cause dilution to our holders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies.

We expect that significant additional capital may be needed in the future to continue our planned operations, including sales and marketing efforts, expanded research and development activities and costs associated with operating a publicly listed company in both Norway and the United States. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, supplier and licensing agreements and research grants. If we raise capital through securities offerings, such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ADSs or ordinary shares.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing and preferred equity financing, if available, could result in fixed payment obligations, and we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, and development activities or to grant licenses on terms that may not be favorable to us. In addition, we could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. If we raise funds through research grants, we may be subject to certain requirements, which may limit our ability to use the funds or require us to share information from our research and development. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future sales and marketing efforts or grant rights to a third party to develop and market products or software solutions that we would otherwise prefer to develop and market ourselves. Raising additional capital through any of these or other means could adversely affect our business and the holdings or rights of our shareholders, and may cause the market price of our ADSs to decline.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under Norwegian law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of our ADSs, are governed by Norwegian law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

Investors should be aware that the rights provided to our shareholders and holders of ADSs under Norwegian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. company under applicable U.S. federal and state laws.

Under Norwegian corporate law, a shareholder may, at the general meeting of shareholders, require that the Board and the Chief Executive Officer make available information about (i) matters that may affect the consideration of the annual financial statements and report; (ii) any matters that have been submitted to the shareholders for decision; (iii) the company’s financial position and (iv) any other matters which the general meeting is to deal with. Other than the foregoing or in respect of a formal investigation of the company, as approved by at least 10% of the share capital represented at a general meeting, our shareholders may not ask for an inspection of our corporate records. Under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. An individual shareholder of a Norwegian limited liability company is, as a starting point, also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of board member/management liability under limited circumstances. Additionally, distribution of dividends from Norwegian companies to foreign companies and individuals may be subject to Norwegian non-refundable withholding tax, and not all receiving countries allow for deduction for the Norwegian withholding tax. See “E. Taxation—Material Norwegian Income Tax Considerations for U.S. Holders” for a more detailed description of the withholding tax. Also, the rights as a creditor may not be as strong under Norwegian insolvency law as under U.S. law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a U.S. debtor. In addition, the use of the tax asset consisting of the accumulated tax losses requires that we are able to generate positive taxable income and the use of tax losses carried forward to offset against future income is subject to certain restrictions and can be restricted further by future amendments to Norwegian tax law. Finally, Norwegian corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a U.S. company under applicable U.S. laws. For additional information on these and other aspects of Norwegian corporate law and our articles of association, see Exhibits 2.4 (Description of Share Capital and Articles of Association) filed herewith. As a result of these differences between Norwegian corporate law and our articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as an equity holder of our company than you would as a shareholder of a U.S. company.

Holders of ADSs have fewer rights than our shareholders and must withdraw shares from depositary and temporarily register its ownership to the underlying shares with Norwegian registries to exercise their voting rights.

Holders of our ADSs do not have the same rights as our shareholders who hold our ordinary shares directly and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. ADS holders cannot vote deposited shares underlying ADSs at our general meeting of shareholders, unless those deposited shares are registered in our VPS registry and with the Norwegian Foreign Registrar in the name of the beneficial owner of those ADSs. Under the deposit agreement, ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. In order to carry out voting instruction received from ADSs holders in accordance with current Norwegian law, the depositary will temporarily re-register deposited shares in the names of the beneficial owners of those ADSs, vote those shares as proxy for those beneficial owners as instructed by the holders of those ADSs and then cause the deposited shares to be re-registered in its name or the name of its nominee immediately after the meeting. If giving voting instructions to the depositary as provided in the deposit agreement, ADS holders may be required to agree to temporary blocking of transfer of their ADSs until after the shareholders’ meeting and disclose the identity of the beneficial owner of the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to give the depositary instructions in time so it can take the actions required for it to carry out your instructions, which may include instructing the custodian to temporarily re-register the underlying ordinary shares on our share register in Norway. We will make all commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary is entitled to charge holders fees for various services, including annual service fees.

The depositary is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs held through The Depository Trust Company, or DTC, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time.

Concentration of ownership of our ordinary shares (including ordinary shares represented by ADSs) among our existing senior management, directors and principal shareholders may prevent new investors from influencing significant corporate decisions and matters submitted to shareholders for approval.

Members of our senior management, directors and beneficial owners of 5% or more of our ordinary shares, in the aggregate, beneficially own approximately 43.7% of our issued and outstanding ordinary shares, based on the number of ordinary shares issued and outstanding as of December 31, 2020. As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election and removal of directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, or other significant corporate transactions, and amendments to our articles of association. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our ADSs by:

•	delaying, deferring, or preventing a change in control;

•	entrenching our management and/or the board of directors;

•	impeding a merger, scheme of arrangement, takeover, or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these shareholders have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Although we do not have any present plans to declare or pay any dividends, in the event we declare and pay any dividend, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Holders of the ADSs may not be able to exercise the pre-emptive subscription rights related to the shares that they represent, and may suffer dilution of their equity holding in the event of future issuances of our shares.

Under the Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Shareholders’ pre-emptive subscription rights, in the event of issuances of shares against cash payment, may be disapplied by a resolution of the shareholders at a general meeting of our shareholders with a majority of two-thirds of the votes cast and the share capital represented at the general meeting and/or the shares may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. At the extraordinary general meeting held on December 15, 2020, our shareholders agreed to waive their pre-emptive subscription rights with respect to the proposed authorization to our board of directors to effect share capital increases in connection with private placement of shares, such authorization maximized to 10% of the registered share capital at the time of the authorization. The authorization to issue shares was used by our board of directors on February 15, 2021, when resolving a private placement of 83,214,674 shares, and no authorization to our board of directors to issue shares is currently issued and outstanding.

Furthermore, the ADS holders would not necessarily be entitled, even if such rights accrued to our shareholders in any given instance, to receive such pre-emptive subscription rights related to the shares that they represent. Rather, the depositary has the option, to the extent permitted by law and practical, to, if requested by us, grant ADS holders rights to instruct the depositary to purchase the securities to which the rights relate and deliver those securities or ADSs to you, or, if requested by us, deliver such rights to you, or sell such rights to the extent practicable and distribute the net proceeds thereof to you pro rata. If any such pre-emptive rights are not so exercised, delivered or disposed of, the depositary is required to permit the rights to lapse unexercised.

Because we do not anticipate paying any cash dividends on our ordinary shares (including ordinary shares represented by ADSs) in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our ADSs to provide dividend income. Under current Norwegian law, a public limited liability company may only distribute dividends to the extent it will have net assets covering the company’s share capital and other restricted equity after the distribution has been made. In the amount that may be distributed, a deduction shall be made for (i) the aggregate nominal value of treasury shares held by the company, (ii) certain credits and collateral as defined by law and (iii) other dispositions after the balance day which pursuant to law shall lie within the scope of the funds that the company may use to distribute dividend. Even if all other requirements are fulfilled, the company may only distribute dividend to the extent that it maintains a sound equity and liquidity following the distribution. We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future. Investors seeking cash dividends should not purchase our ADSs.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. Holders.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the of the gross value our assets (determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

Based on our analysis of our income, assets, activities, and market capitalization, we do not believe we were a PFIC for our taxable year ended December 31, 2020. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC, U.S. holders of our ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled ‘‘E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders” in this report.

Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a ‘‘permanent establishment’’ under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Provisions found in the Norwegian Securities Trading Act may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our ADSs.

The Norwegian Securities Trading Act, or the STA, applies, amongst other things, to an offer for a public company whose registered office is in Norway and whose securities are admitted to trading on a regulated market place in Norway. We are therefore currently subject to the STA.

The STA provides a framework within which takeovers of certain companies organized in Norway are regulated and conducted. The following is a brief summary of some of the most important rules of the relevant sections of the STA:

•

The STA requires any person, entity or consolidated group that becomes the owner of shares representing more than one-third of the voting rights of a Norwegian company whose shares are listed on a Norwegian regulated market to, within four (4) weeks, make an unconditional general offer for the purchase of the remaining shares in that company. A mandatory offer obligation may also be imposed by Oslo Børs when a party acquires the right to become the owner of shares that, together with the party’s own shareholding, represent more than one-third of the voting rights in the company and Oslo Børs decides that this is regarded as an effective acquisition of the shares in question. The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares that exceeds the relevant threshold within four (4) weeks of the date on which the mandatory offer obligation was triggered.

•

When a mandatory offer obligation is triggered, the person subject to the obligation is required to immediately notify Oslo Børs and the company in question accordingly. The notification shall state whether an offer will be made to acquire the remaining shares in the company or whether a sale will take place. A notification informing about a disposal can be altered to a notice of making an offer within the four-week period, while a notification stating that the shareholder will make an offer cannot be retracted and is thus binding.

•

The offer price per share must be at least as high as the highest price paid or agreed by the offeror for the shares in the six-month period prior to the date the threshold was exceeded. If the acquirer acquires or agrees to acquire additional shares at a higher price prior to the expiration of the mandatory offer period, the acquirer is obligated to restate its offer at such higher price. A mandatory offer must be settled in cash or contain a cash alternative at least equivalent to any other consideration offered.

•

In case of failure to make a mandatory offer or to sell the portion of the shares that exceeds the relevant threshold within four (4) weeks, the Oslo Børs may force the acquirer to sell the shares exceeding the threshold by public auction. Moreover, a shareholder who fails to make an offer may not, as long as the mandatory offer obligation remains in force, exercise rights in the company, such as voting in a general meeting, without the consent of a majority of the remaining shareholders. The shareholder may, however, exercise his/her/its rights to dividends and pre-emption rights in the event of a share capital increase. If the shareholder neglects his/her/its duty to make a mandatory offer, Oslo Børs may impose a cumulative daily fine that runs until the circumstance has been rectified.

•

Any person, entity or consolidated group that owns shares representing more than one-third of the votes in a Norwegian company listed on a Norwegian regulated market is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40% or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company. The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares which exceeds the relevant threshold within four (4) weeks of the date on which the mandatory offer obligation was triggered.

•

Any person, entity or consolidated group that has passed any of the above mentioned thresholds in such a way as not to trigger the mandatory bid obligation, and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares that increases the shareholder’s voting rights in the company.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under Norwegian law. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the Kingdom of Norway do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not automatically be recognized or enforceable in Norway. In addition, uncertainty exists as to whether the courts in Norway would entertain original actions brought in Norway against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would not be automatically recognized by Norwegian courts, unless (i) the relevant parties have agreed to such court’s jurisdiction in writing and for a specific legal action or for legal actions that arise out of a particular legal relationship; and (ii) the judgment is not in conflict with Norwegian public policy rules (ordre public) or internationally mandatory provisions. Instead, new proceedings would need to be initiated before the competent court in Norway. However, a judgment obtained in the U.S may still have a strong evidentiary weight in the Norwegian proceedings, depending on the circumstances and the assessment of the court. If the conditions for recognition of a U.S. judgement are satisfied or a Norwegian court gives judgment for the sum payable under a U.S. judgment, the U.S. judgement or the Norwegian judgment (as the case may be) will be enforceable by methods generally available for this purpose. These methods generally permit the Norwegian court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain a Norwegian judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in Norway. As a result, U.S. investors may not be able to enforce against us or certain of our directors any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain Nasdaq corporate governance listing standards. Certain corporate governance practices in the Kingdom of Norway, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, the independence requirements for our board of directors are less stringent than the requirements that would have followed under the Nasdaq rules had we not been a foreign private issuer. In Norway, we are required to follow, and comply with, the Oslo Børs Issuer Rules published by Oslo Børs ASA and have adopted the Corporate Governance Code published by the Norwegian Corporate Governance Board (NUES). It is a requirement in the Oslo Børs Issuer Rules that at least two of the shareholder elected members of the board of directors shall be independent of the company’s executive management, material business contacts and the company’s larger shareholders. Further, our board of directors shall not include representatives of the company’s executive management. The Corporate Governance Code states that the majority of the shareholder-elected members of the board should be independent of the company’s executive personnel and material business contacts and that at least two of the shareholder-elected board members should be independent of the company’s main shareholder(s). Subject to these requirements, our board of directors may contain non-independent directors. Therefore, our shareholders may be afforded less protection than they otherwise would have under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Practices” for the exemptions to the Nasdaq corporate governance rules applicable to foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. Although we do not expect this to occur in the near term, we may no longer qualify a foreign private issuer as early as June 30, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

The trading market for our ADSs is influenced by the research and reports that equity research analysts publish about us and our business. Equity research analysts may elect not to provide research coverage of our ADSs, and such lack of research coverage may adversely affect the market price of our ADSs. We do not have any control over the analysts, or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

You may be subject to limitations on transfers of your ADSs or the right to surrender ADSs for the purpose of withdrawal of ordinary shares.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when deemed necessary or advisable by it in good faith in connection with the performance of its duties or at our reasonable written request, subject in all cases to compliance with applicable U.S. securities laws. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to certain rights to cancel ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting, or because we are paying a dividend on our ordinary shares or similar corporate actions.

In addition, holders of ADSs may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to the ADSs or to the withdrawal of our ordinary shares or other deposited securities.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs provides that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. Although we are not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is our understanding that jury trial waivers are generally enforceable. Moreover, insofar as the deposit agreement is governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs.

In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.

If any owner or holder of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Item 4.	Information on the Company.

A. History and Development of the Company

We were incorporated as a public limited company under the laws of Kingdom of Norway on July 24, 1996. Our ordinary shares have been listed for trading on the Oslo Børs under the symbol “IDEX” since March 12, 2010. In March 2021, we completed the listing of our ADSs on the Nasdaq Capital Market under the symbol “IDBA.” Our principal executive offices are located at Dronning Eufemias gate 16, NO-0191 Oslo, Norway, which is also our registered office address, and our telephone number is +47 6783 9119. Our agent for service of process in the United States is IDEX America Inc., with a registered address at 187 Ballardvale Street, Suite B211, Wilmington, MA 01887.

Our actual capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to $0.3 million, $0.9 million and $1.1 million, respectively. The major item in 2020 was a chip design block. In 2019 and 2018 the capital expenditures primarily consisted of purchases of laboratory and production equipment related to product development and commercialization

The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is www.idexbiometrics.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this annual report is not part of this annual report.

B. Business Overview

Overview

We are a biometrics company specializing in the design, development and sale of fingerprint identification and authentication solutions. Our fingerprint sensors and biometric solutions are used in dual interface and contactless or touch-free smart cards, including payment cards, and a range of electronic devices.

We offer fingerprint sensors and biometric solutions to smart card manufacturers and other integrators of biometric fingerprint sensor technology in a broad range of markets, including payments, identification, access control, healthcare and the Internet of Things, or IoT. Based on an analysis by Zion Market Research in February 2020, the size of the global fingerprint sensor market is estimated to be $3.6 billion in 2020 and is projected to expand at a compound annual growth rate, or CAGR, of nearly 15% to $6.7 billion by 2025.

Our largest market opportunity is the biometric payment card market and more specifically our addressable market includes chip enabled cards which also include contactless payment cards. According to EMVCo, the industry standard organization, there are more than 8.2 billion chip-enabled consumer cards—credit and debit—now in use across the world. We believe the addition of a biometric sensor to the payment cards will significantly reduce the opportunity for fraud while making the transaction more convenient while using existing point of sale infrastructure. We believe the continue migration towards contactless payment cards will provide additional opportunities for our technologies. A report, Contactless Payment Market Global Forecast to 2025, published by Markets and Markets indicates that the global contactless credit/debit card payment market size is expected to grow from $10.3 billion in 2020 to $18.0 billion by 2025. This represents a CAGR of 11.7% during the forecast period. The major advantage offered by contactless payments is that customers can instantly complete transactions with the tap of a card. This increases the speed of transactions, making contactless payments even more efficient stated the Markets and Markets report.

In addition, following the COVID-19 outbreak, we believe consumers increasingly are motivated to go cashless. With many businesses discouraging the use of cash, in part due to hygiene questions linked to handling money, the prevalence of contactless payments increased significantly in 2020. For example, a survey in March of 2020 in 19 countries around the world indicated a 25% increase in contactless payments (out of all credit card payments) compared to March 2019, and approximately 79% of consumers worldwide are now using tap and go payments. In an increasingly cashless and contactless society, there is a growing risk of card fraud. We believe that this could have a positive impact on the sale of biometric solutions going forward.

Our patent-protected fingerprint sensors can be integrated on the front side of a payment card, thereby enabling the card to use biometric fingerprint recognition instead of a personal identification number, or PIN, to authenticate the cardholder. To use this feature the cardholder first enrolls their fingerprint. A biometric template, which is representative of the fingerprint, is created and securely stored on the card. When the cardholder uses the card to make a payment, he or she places his or her finger on the card’s sensor. Through fingerprint sensing and biometric authentication, the card can determine if the person using the card is the enrolled user or not.

Our portfolio of products includes fingerprint sensors, fingerprint modules with software and algorithms and remote enrollment devices. Our fingerprint sensors can be used in dual interface, contactless-only and contact-only payment cards. Our fingerprint modules offer a complete biometric solution that integrates fingerprint sensing with additional biometric processing and system power management functions. Additionally, with our remote enrollment solutions, cardholders can easily enroll their fingerprints at home and without the need to visit a bank branch.

Our sensors use a patented off-chip design, which separates the fingerprint sensor into two key components: the sensor array and the silicon chip (Application Specific Integrated Circuit, or ASIC). This off-chip design architecture allows the sensor array to be made from a flexible and cost-efficient polymer substrate while minimizing the silicon area needed for the ASIC. Compared to conventional silicon sensors, for which the sensor array is made of silicon, the off-chip design allows for a larger sensing area, better matching reliability and lower costs. We believe that we are the only provider supplying capacitive off-chip sensors and biometric algorithms optimized for integration with payment cards. In 2020, we launched TrustedBio, our next generation of dual interface products and solutions designed to reduce biometric smart card cost while improving both performance and security. TrustedBio utilizes advanced semiconductor technology to transform the sensor ASIC into a complete biometric system on chip, while maintaining all the benefits of the capacitive off-chip sensor architecture.

Our current generation products are commercially available, and we have begun to ship samples of our products on our TrustedBio platform. To date, product revenue has not been material; however, we have seen an increase in product revenues. For the years ended December 31, 2020, 2019, and 2018, product revenues were $1.0 million, $0.2 million and $0.2 million, respectively.

We market our products and solutions to smart card manufacturers and other integrators of biometric sensor technology, such as keyboards, dongles and other information and physical access control devices. We do not own or operate industrial manufacturing facilities, which could be potentially costly. Instead, we work closely with our customers on manufacturing and alongside other component suppliers within the card ecosystem. We have also established partnerships with secure element, or SE, producers, card inlay providers and card networks to help bring biometric smart cards to market. Our strategic rationale is to ensure that all the crucial components, within the biometric smart card ecosystem, are compatible and ready for mass production and to enhance our ability to offer comprehensive solutions to the market.

Over the past three years, we have built a research and development, or R&D, team with deep industry expertise, comprised of systems and technology engineers, software engineers, silicon engineers, sensor engineers and packaging technologists. We are an integrated systems company and we maintain in-house design, testing and supply chain management functions. Manufacturing is outsourced to large and established semiconductor fabrication companies as well as other providers of components and manufacturing services.

During 2020, we raised $18.0 million through private placements. During 2019, we raised a total of $34.2 million in capital. Additionally, in February 2021, we raised an additional $27.2 million through a private placement. For further financial information, see the section titled “Operating and Financial Review and Prospects.”

While we are preparing to fully commercialize our products and services, we have begun to generate revenue through the sale of biometric sensors and system solutions that incorporate our technology. In 2020, we generated revenue of $1.1 million, $1.0 million of which was related to product sales and $0.1 million of which was related to engineering services. In 2019, we generated revenue of $0.4 million, $0.2 million of which related to product sales and $0.2 million of which related to engineering services. In 2018, we generated revenue of $0.4 million, $0.2 million of which related to product sales and $0.2 million of which related to engineering services. We have also secured in excess of $7.0 million of business under contract (consisting of current order backlog and committed purchases not yet entered) expected to ship within the next 12 to 24 months, including a $6.0 million minimum commitment to supply fingerprint sensors and software to a major global financial news and IT services company. We had a net loss of $26.8 million, $32.4 million, and $30.2 million in 2020, 2019 and 2018, respectively.

We were incorporated in Norway in 1996, and currently have operations in the United Kingdom, the United States and China.

Industry Background

A fingerprint sensor is a biometric security device that combines hardware and software to recognize the fingerprint scans of an individual and in turn to identify and authenticate an individual in order to grant or deny access to an electronic device, secure information or a physical facility. It is used in a broad range of applications, including payments, identification, access control, healthcare and IoT. The size of the global fingerprint sensor market is estimated at $3.6 billion in 2020 and is projected to expand at a CAGR of nearly 15% to $6.7 billion by 2025.

Total Addressable Market

Based on an analysis by Zion Market Research, the global demand for biometric payments in 2019 was approximately $5.0 billion and is anticipated to reach around $19.0 billion by 2026. The anticipated CAGR for the market is around 19% through 2026.

Our largest market opportunity is the biometric payment card market and more specifically our addressable market includes chip enabled cards which also include contactless payment cards. According to EMVCo, the industry standard organization, there are more than 8.2 billion chip-enabled consumer cards—credit and debit—now in use across the world. We believe the addition of a biometric sensor to the payment cards will significantly reduce the opportunity for fraud while making the transaction more convenient while using existing point of sale infrastructure. We believe the continue migration towards contactless payment cards will provide additional opportunities for our technologies. A report, Contactless Payment Market Global Forecast to 2025, published by Markets and Markets indicates that the global contactless credit/debit card payment market size is expected to grow from $10.3 billion in 2020 to $18.0 billion by 2025. This represents a CAGR of 11.7% during the forecast period. The major advantage offered by contactless payments is that customers can instantly complete transactions with the tap of a card. This increases the speed of transactions, making contactless payments even more efficient stated the Markets and Markets report.

We believe that the rapid growth of this market is attributable to an ever-increasing need for highly secure yet safe, fast and convenient identification and authentication solutions. According to the findings of a survey commissioned by Visa, for example, consumers are ready to leave the password behind. 70% of the consumers surveyed believe that biometrics are always more convenient as they do not involve memorizing passwords. More than 65% of consumers are already familiar with biometrics, while 86% are interested in using biometrics to verify the identity or to make payments.

For this reason, the market for mobile devices equipped with fingerprint sensors has grown dramatically in recent years. Led by industry giants, such as Apple and Samsung, an increasing number of smartphone manufacturers have integrated fingerprint sensors in their devices. In 2012, only 2.5 million smartphones were shipped with fingerprint sensors, whereas fingerprint sensors were used in an estimated 797 million smartphones in 2016. In 2017, fifty-five percent of smartphones shipped globally had a fingerprint sensor and according to a publicly available report by Credit Suisse, the shipment of smartphones with fingerprint sensors worldwide stood at 1.1 billion units in 2018.

The rising penetration of biometric solutions and fingerprint sensors in mobile devices has paved the way for the inclusion of such technology into payment cards. Nowadays, cards are routinely used as a payment device in lieu of cash or checks. We believe that the integration of a fingerprint sensor into payment cards will not only enhance security, but also enable financial institutions and other participants in the payments and disbursements ecosystem to pursue new market opportunities.

As the global pandemic of COVID-19 continues to rapidly evolve, we do not yet know the full extent of its potential impacts on our addressable market, business, operations, or the global economy as a whole. While we believe that the pandemic may increase end-user awareness of the benefits of contactless payment solutions such as the ones we offer, and therefore may increase the demand for our products as discussed below, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change.

Market Opportunities

Our largest target market is the biometric payment card market. We also offer our products and solutions for the access control market, as well as other adjacent verticals including, government and identification, healthcare and IoT.

We believe that the need for biometric payment cards is driven by consumers’ desire for a completely contactless or touch-free secure payment transaction. Consumers want a fast and frictionless transaction process but with a feeling of enhanced security. In addition, card issuers view innovation as important to remain relevant and “top of wallet” with their customers.

As of December 2018, there were 22 billion payment cards in circulation globally. This number is projected to further grow to 29 billion by 2023. Most of these cards are smart cards, i.e., cards with a chip. Our payment card total addressable market or TAM includes all cards with a chip. According to EMVCo, the industry standard organization, there are more than 8.2 billion chip-enabled consumer cards—credit and debit—now in use across the world.

Touch-free or contactless payment cards are expected to drive significant growth for our products. The global touch-free card transaction value is expected to increase by 300% from $2 trillion to $6 trillion between 2020 and 2024. Touch-free payments have accelerated significantly, and contactless limits have been increased due to the global COVID-19 pandemic driven by concerns for safety. However, these trends increase the risk of fraud and we believe that adding a biometric fingerprint sensor meets the needs of a touch-free payment environment while providing a high level of security.

We expect demand for a contactless, safe and secure payment solution, that a biometric payment card offers, to grow in the near future. We expect to see banks launching more pilots and soft launches in 2021. We also believe our TrustedBio solution offers compelling performance, security, manufacturability and cost benefits which will allow for the large-scale adoption of biometric payment cards beginning in 2022. Also, industry analysts and observers project significant and steep growth in fingerprint biometrics in payment cards. Estimates for biometric payment card shipments in 2021 are several thousand units for pilots, with smaller scale soft launches later in the year and in 2022. Independent third-party research projects that 2021 to 2025 will show significant growth in shipments to as many as 350 million units.

Projected number of biometric payment card shipments (millions of units)

We are already engaged with leading payment card manufacturers and have design wins and supply agreements with some of the industry leaders. In addition, we have formed partnerships with key members of the biometric card ecosystem including SE providers. We expect to continue to establish new partnerships and customers.

Before a payment card can be actively offered to consumers, it must first be certified by the payment network. In the last year several of the largest payment networks, including China UnionPay, or CUP, Mastercard and Visa, have all published their certification processes for biometric smart cards. Certification involves a rigorous multi-step process carried out by third-party testing institutions along with the card network. The process includes testing of biometric performance, such as the fingerprint sensor and the ASIC, and the software and security testing. The card’s physical aspects are also tested, for torsion endurance, scratch resistance and structural strength. Certification represents a high barrier to entry for both new entrants to the market and our existing competitors. All three major global payment networks now have certified biometric payment cards.

During the second quarter of 2020 our technology was certified by two major global payment networks: CUP and a large US-based payment network. The two networks combined issue 70% of global branded payment cards. We were the first fingerprint sensor company to have achieved certification for its system solution with two global payment networks. Certification enables the transition from the pilot phase to commercialization and therefore broader market adoption of biometric payment cards.

In 2020, our fingerprint sensors were selected by IDEMIA France SAS, or IDEMIA, the global leader in augmented identity and a leading global payment card manufacturer. We expect products using our TrustedBio technology to be in the market in the fourth quarter of 2021.

We continue to see card manufacturers and other suppliers in the ecosystem invest significantly in biometric payments technology.

Impact of COVID-19

In the first quarter of 2020, the World Health Organization declared COVID-19 a global pandemic. We quickly adopted the guidelines, outlined by the relevant governments where our company operates, to ensure the health of our employees and their families.

We established an internal virus response team. Effective March 16, 2020, all travel and face-to-face meetings were stopped and we asked most staff to work from home. Staff with specific roles who need to work at one of our facilities are being supported in line with local government guidelines. Our management and board of directors continue to monitor the situation closely and will take further action as appropriate.

There have not been any significant delays in development projects, and we have not incurred any significant additional costs due to the actions taken. The pandemic did cause some short-term delays in early adoption activities, including temporary delays for pilots.

On the other hand, we believe that the pandemic has increased end-user awareness of the benefits of contactless payments. Following the outbreak, consumers are motivated to go cashless more than ever before. With many businesses discouraging the use of cash, because of hygiene questions that surround handling money, contactless payments are front of mind to avoid touching pin pads. In an increasingly cashless ecosystem, there is a growing threat of card fraud from the lack of authentication. Contactless payments need to be made more secure in order to ensure transactions are hygienic, convenient and free from the risk of fraud.

We, and other industry participants, believe this attention to hygienic aspects could have a positive impact on business going forward.

The Importance of Our Solution to the Payment Card Market

The integration of fingerprint sensor into payment cards provides the following benefits:

•

Higher Level of Security: Payment card fraud is estimated to be a $28 billion problem, globally. Unlike a password, PIN or swipe card, biometrics cannot be lost, stolen, forgotten or easily forged. The addition of a fingerprint sensor onto payment cards adds an additional security layer via a multi-factor authentication approach. It improves and hardens the security mechanisms already well adopted and established in the payment card market, enabling Stronger Customer Authentication, which is a key requirement outlined in the European Union’s, or EU’s, Second Payment Services Directive, or PSD2.

•

Frictionless Transaction Experience: Thanks to the proliferation of smartphones embedded with fingerprint sensing technology, consumers nowadays are generally familiar with biometrics and its application to consumer devices. The combination of biometrics with payment cards eliminates the need to remember passwords and simplifies the enrollment and transaction processes. Tap and go contactless transaction is then done with no procedural changes now with biometric identification.

•

Increased Market Competitiveness for Card Issuers: The average number of payment cards held per consumer is increasing, which means increased competition among card issuers. There needs to be a compelling reason for a user to choose one card over another. The integration of technology, such as fingerprint sensors, transforms payment cards from a static, generic solution, to one that is more personalized and tailored to users, potentially creating card differentiation and brand stickiness.

•

Lower Cost of Card Ownership: Traditional payment cards typically have a life span of three years, due to the need to update the card’s physical features periodically. As banks and other financial institutions adopt fingerprint sensing technology and look toward technology that extends the life of a card, the costs associated with the manufacturing, issuance and shipping of replacement cards presumptively will decrease.

Our Competitive Strengths

We believe the following strengths will enable us to maintain and extend our position in the global fingerprint sensor and biometric technology market.

•

Patented Sensor Design: Our fingerprint sensors use a patented off-chip design, which separates the sensor into two key components: the sensor array and the silicon chip (i.e., ASIC). This off-chip design architecture allows the sensor array to be made from a flexible and cost-efficient polymer substrate while minimizing the silicon area needed for the ASIC. Compared to conventional silicon sensors, where the sensor array is implemented directly on silicon, the off-chip design allows for a larger sensing area, better matching reliability and lower costs. We believe that we are the only provider supplying capacitive off-chip sensors and biometric algorithms optimized for integration with payment cards.

•

Full System Approach: We understand that building a biometric smart card can be challenging as the interaction between the fingerprint sensor and its environment is complex, particularly when there are limitations on power, processing capacity and physical space, while having to satisfy stringent requirements for response time and biometric reliability. We are therefore committed to offering a full system approach to our customers and card manufacturers. We develop and provide system-level reference designs and software, in addition to fingerprint sensors. Our reference design is a technical blueprint of a system that our customers can use as-is or customize to their own requirements. Our reference design provides a faster path for device manufacturers to embed our fingerprint sensors in their products. It typically consists of a complete solution to implement a biometric system including antenna, power management, key external component selection (if any), system software, biometric matching algorithms and enrollment solutions.

•

Clear Focus on Cost-Efficiency: Card cost and manufacturing complexity has been a barrier to mass adoption of biometric smart cards. Now, due to the integration levels of our recently launched TrustedBio solutions, we believe that the cost of building a biometric smart card product will be dramatically reduced, which will accelerate market adoption. We have built on our off-chip sensor technology with new biometric-system-on-chip based products. This system-on-chip approach lowers the cost of materials required to build a biometric smart card, while providing major enhancements to both performance and security. Unlike existing sensors, this new generation of products removes the need to have any electronic components laminated within the card’s inlay. We believe that this will lead to an improvement in manufacturing processes and yields, while substantially reducing the overall time to market.

•

Market Readiness: We were the first fingerprint sensor company to have achieved certification for fingerprint sensors and biometric solutions with two global payment networks. Our technology is included in the first biometric payment card certified on the CUP payment network. In addition, our technology is used in a biometric card certified by one of the world’s largest and most recognized payment networks. We are also the first biometric sensor company to have passed a development site EMVCo® Security Evaluation. We continue to work with our customers to prepare them for the various card network certification processes that are essential for them to take their smart cards to market.

•

Robust Intellectual Property Portfolio: Our technology is based on a robust portfolio of proprietary technologies. We hold over 200 patents and patent applications. Our intellectual property rights cover our complete biometric system ranging from measurement principles, algorithms, sensor design to system solutions.

•

Customer Collaboration: We continuously work with our partners and customers to ensure we have and maintain a deep understanding of market needs. This continuous approach provides us with deep current and future insights in our customers and the market as a whole. In turn we can use this insight to develop and deliver products and solutions that meet our customers’ demands and anticipate market developments.

•

Strong management and engineering teams with significant industry expertise: We have deliberately built our management and engineering teams, to include personnel with extensive industry experience and with technical experience in systems and technology engineering, software engineering, silicon engineering, sensor engineering and packaging technology. As of December 31, 2020, we had an engineering and research team of 72 employees and contractors, representing 74% of our workforce. Our company culture encourages all employees to work in a collaborative way to develop innovative solutions for our customers.

Our Growth Strategy

We intend to implement the following strategies to further expand our business:

•

Continue Advancing Technologies and Products: We are dedicated to enhancing our technologies and products, including end-to-end architectures and match-on-SE algorithms, in order to ensure a continuing high level of security. We plan to achieve further improvements in terms of usability, convenience and performance in our products through next-generation silicon, sensor and algorithm designs, while maintaining cost-efficiency through optimized packaging and integration architectures.

•

Maximize Efficiency and Cost Competitiveness: We are focused on continuing to maximize efficiency and cost competitiveness by designing our products using industry standard design processes, incorporating verified high-volume components and materials and utilizing established manufacturing processes.

•

Mass Production Readiness: In 2019, payment card manufacturers worked on overcoming the complexities associated with the introduction of a fingerprint sensor into payment cards. Several of our customers are now ready and capable of mass production of biometric payment cards, using both hot and cold lamination processes, for embedding the sensor and electronics within the card. We believe that our innovative technology and approach will enable us to achieve mass production. We are also actively working with other participants in the payment card ecosystem to accelerate high-volume manufacturing of biometric cards.

•

Form Strategic and Global Partnerships: As part of our strategy to facilitate the mass production of biometric payment cards, we have partnered with smart card manufacturers in multiple regions who specialize in the development, design, manufacturing of and sale of dual interface cards. These partnerships allow us to ensure that crucial components within biometric payment cards are compatible and ready for mass production. We have also established other strategic partnerships such as the one with Feitian, a manufacturer of smart card pre-laminated card inserts, in order to include our sensors as part of a mass-produced, low-cost and end-to-end solution for card manufacturers.

•

Address Additional Growing Markets: In addition to the biometric payment card market, we also offer our products and solutions to other growing markets such as the markets for access control and IoT. The access control market is estimated at 250 million units annually and growing at 5%. In access control, we have secured a $6.0 million minimum commitment to supply fingerprint sensors and software to a major global financial news and IT services company. We were chosen based on our ability to implement the customer’s security requirements and to bring the fingerprint sensor into the system’s chain of trust. We also have had additional design wins in Asia for access control applications.

Our Products

The products we market are fingerprint sensors and fingerprint modules and solutions which include proprietary software algorithms and remote enrollment technology.

Fingerprint Sensors

We currently market and sell our IDX3200 and IDX3205 fingerprint sensors. These can be used in dual interface, contactless-only as well as contact-only payment cards. The fingerprint sensor is the front end of the fingerprint solution which captures the fingerprint image from which the biometric template is extracted.

In 2017, we launched an ASIC platform for off-chip sensors. The platform delivered both enhanced performance and reduced power consumption at a lower price compared to our previous generation ASIC. The ASIC was designed to be used across multiple product applications in our target markets, including the biometric payment card market, access control market, identification market and IoT market. The chip’s low power consumption increased its compatibility with contactless card applications. Additionally, the ASIC featured increased processing power and enhanced security features. Products designed on this ASIC platform began to ship in volume in 2020.

In February 2020, we launched TrustedBio, our next generation of dual-interface products and solutions designed to reduce biometric smart card cost while improving both performance and security. The TrustedBio sensor utilizes leading semiconductor technology to implement a biometric-system-on-chip in the ASIC while maintaining all the benefits of the capacitive off-chip sensor architecture. Unlike existing sensors, this new generation of products removes the need to have any electronic components laminated within the card’s inlay. This is expected to lead to an improvement in manufacturing processes and yields, substantially reducing the time to market and cost of the card. We completed the first shipment of TrustedBio in August 2020. We expect to release the first member of the TrustedBio family in the fourth quarter of 2021, in support of customer pilots, and to eventually achieve commercial deployment in the first half of 2022.

Fingerprint Modules

A fingerprint module consists of the fingerprint sensor, together with ancillary components, such as the microprocessor unit and power management needed for a complete solution. In addition to the fingerprint sensor, which comes with the image-capturing ASIC, our fingerprint modules also include circuitry for power harvesting from the card terminal and power management circuitry, microcontroller with software for image processing and template creation in addition to secure channel communication with the SE. In a payment card, the matching typically takes place in the SE, however for applications which do not require a SE matching can also occur in the module.

Our fingerprint modules offer a turn-key solution for customers to develop, prototype and manufacture their own end-product.

On-Card Enrollment Solutions

We design, develop and license our remote enrollment devices, which enable cardholders to enroll their fingerprints on a payment card. Our on-card enrollment solutions can be used for contactless-only, contact-based as well as dual interface smart card applications. We believe that a low-cost, simple, convenient and secure end-user registration process is the key to accelerating adoption of biometric payment cards by issuers and consumers alike.

Using our device, the enrollment can be completed in less than a minute. A user can simply follow the instructions indicated on the device, further guided by flashing LED light indicators.

Our seamless end-to-end solution allows card users to securely enroll themselves without visiting a bank branch or ATM. Enrollment takes place entirely inside the smart card using its standard secure EMV® chip. There is no need to connect the enrollment device or smart card to a computer, smartphone or any other connected device, which prevents tampering or external interference during the enrollment process and eliminates the need for card suppliers and issuers to provide and maintain mobile devices or desktop applications for enrollment purposes.

Our Technology

Off-chip Capacitive Fingerprint Sensing

A fingerprint sensor captures a high-resolution image of a finger for use in biometric identification and authentication applications. Our sensors use an off-chip capacitive sensing approach to measure tiny differences in the three-dimensional ridge and valley profiles that make up a person’s fingerprint.

Our off-chip sensor product is made up of two key elements: the sensor array and the silicon chip. The sensor array contains a high-density matrix of electrodes embedded within a low-cost, multilayer polymer substrate. The silicon chip (also referred to as the ASIC) drives and measures electrical signals onto these sensor electrodes to measure ridge-valley capacitances and form an overall image of the fingerprint. The ASIC is mounted to the underside of the substrate, whereas the topside of the substrate is covered in a hard-black coating and exposed to the finger.

This off-chip sensor approach, which separates the sensor array from the ASIC, is patented and differs in both design and construction from conventional silicon sensors. In a conventional silicon sensor, the sensor’s pixel array is implemented within the silicon ASIC itself, requiring direct finger contact to the coated surface of the silicon chip and a large silicon area. By leveraging the off-chip sensor architecture the sensor array can be implemented in a low-cost polymer substrate and the total silicon content can be minimized. Since polymer is less expensive than silicon, the overall sensor cost is reduced compared to conventional silicon sensors of the same size. This also offers the possibility of enlarging the off-chip sensing area, whereby a larger portion of the fingerprint is captured, thus improving both usability and security at a lower price.

Since the off-chip sensor array is made from a bendable polymer substrate, rather than stiff and brittle silicon, our sensor is inherently mechanically bendable, yet robust. We believe that our fingerprint sensors are particularly suited to integration within smart cards, which must satisfy stringent bending and twisting requirements in order to be compliant with the International Organization for Standardization, or ISO, requirements for smart cards.

Furthermore, since the off-chip sensor decouples the sensor array from the ASIC, it becomes possible to utilize advanced semiconductor lithographies within the smaller silicon ASIC. By using advanced semiconductor lithographies the off-chip sensor can integrate more features and functionality without adding significant system cost. As a result, our off-chip sensor product can become more than just a fingerprint sensing front-end, it can be transformed into a complete biometric-system-on-chip. The following graphic demonstrates the conventional structure on a biometric smart card (left) and a biometric smart card with integration of discrete components on onto our ASIC (right):

This biometric integration facilitates cost reduction and reduces the manufacturing complexity of biometric smart cards by allowing the elimination of additional discrete components that would otherwise be required to build an overall biometric system.

Biometric Software and Algorithms

Both software and algorithms are required to make fingerprint sensors and modules operate and communicate with their host device. We develop software components, ranging from elements such as on-sensor firmware to enrollment software, and extract-and-match algorithms.

We have a range of high-performance embedded ridge-matching algorithms which extract biometric features from sensor images and then perform a proprietary matching process against a reference set of biometric features. These algorithms have been developed for security, performance and convenience in highly resource constrained environments. Our distributed matcher algorithms use a unique partitioning approach to perform processing in both secure and non-secure domains and optimize system performance while meeting the strict security requirements of the payment card schemes.

In 2017, we launched our third-generation system software that is optimized for dual interface biometric cards. The software is designed to be power and memory efficient. In the same year, we introduced a proprietary matcher algorithm for biometric cards. This patented algorithm is rotation insensitive and accepts partial touches. It is designed for use in both smart card and IoT applications.

In the past two years, we released security-enhanced versions of our matcher. The version released in 2019 moves the critical matcher function and template information onto the SE, while the less secure on-card biometric processor performs feature extract functions that do not need to be secured. This distributed matcher architecture meets the biometric performance and security guidelines of multiple global payment schemes. Recently, we became the first and only biometric sensor company to achieve a development site EMVCo® Security Evaluation.

Enrollment Solutions

Before using a fingerprint based biometric authentication system for the first time, the user’s fingers need to be registered and enrolled. This involves going through a process to securely capture a number of fingerprint images and then using a biometric algorithm to extract a set of unique features from the images. These unique features are then stored securely as biometric reference templates for future comparison or matching. Our on-card enrollment devices are secure and low-cost, enabling users to enroll from the comfort of their own home, they leverage the large sensing area of the off-chip sensor to enable a highly effective yet simple remote enrollment process.

Full Systems Approach

The biometric smart card represents a highly challenging and resource constrained environment. The traditional fingerprint sensor captures an image of the fingerprint; however, this image also needs to be processed by a biometric authentication algorithm. This combination of sensor and algorithm form a biometric system which needs to operate seamlessly with the card’s payment chip, the SE, and the associated payment terminal. The resources of the SE also need to be leveraged carefully for control of the biometric system, secure storage of biometric templates and part-execution of the biometric algorithm. The electrical power to operate the biometric system can be supplied by the host device. For example, smart cards can be powered when inserted into a payment terminal. Alternatively, power can be harvested from a magnetic field in the case where a smart card is being tapped on a contactless payment terminal. The following graphic depicts the system design within a biometric payment card:

The interaction between the fingerprint sensor and its environment is complex, particularly when there are limitations on power, processing capacity and physical space, while having to satisfy stringent requirements for response time and biometric reliability. Therefore, we use a full system approach that includes developing and providing system-level reference designs and software, in addition to our standalone fingerprint sensors. A reference design is a technical blueprint of a system that our customers can use as-is or customize to their own requirements. Our reference design provides a faster path for device manufacturers to imbed our sensors in their products. It typically consists of a complete solution to implement a biometric system including antenna, power management, key external component selection (if any), system software, biometric matching algorithms and enrollment solutions.

Research and Development

Our R&D activities are primarily performed in the United States and the United Kingdom.

The R&D activities include: (i) design and developments relating to our ASIC; (ii) system engineering and software development to create a full biometric system; (iii) activities to extend our existing products and create new intellectual property and know-how related to fingerprint sensors; (iv) industrialization activities including support to our production partners; and (v) activities to enhance our biometric algorithms for improved matching and enrollment, particularly in power-constrained environments.

Innovation through research and development is critical for us to remain competitive and to help our customers maintain cost and performance leadership. Our technology roadmap focuses on:

•	significant reductions in system costs through optimized architecture and integration;

•	improvements in usability, convenience and performance through next;

•	generation ASIC, sensor and algorithm design;

•	enhancements to security through secure end to end architectures, and advanced match on secure element algorithms; and

•	Developing advanced solutions for in-display sensor integration.

We have built an engineering team with significant industry experience capable of supporting our customers in the integration of complex components within a smart card or other devices. As of December 31, 2020, we had an engineering and research team of 72 employees and contractors, most of whom were based in Europe and the United States, representing 74% of our workforce. The team is comprised of systems and technology engineers, software engineers, silicon engineers, sensor engineers and packaging technologists.

Manufacturing and Supply Chain

Our operations strategy is to maximize efficiency and cost competitiveness by designing our products using industry standard design processes, incorporating verified high-volume components and materials, and utilizing established manufacturing processes. In support of the anticipated demand for biometric smart card solutions, we have established a supply chain capable of satisfying expected future market demand. We currently utilize external manufacturing partners for the fabrication, assembly and testing of our products. Our strategy, which is referred to as fabless, is to design and develop our ASIC and outsource the manufacturing to large established semiconductor fabrication foundries. We believe this strategy provides the best combination of performance, cost and feature attributes necessary for our products.

We develop the production test solutions for use by our manufacturing partners. In addition, to accelerate the development of mass production test solutions for our biometric sensor products, we have invested in high-volume test equipment at our facility in Rochester, New York. Production test deployments with the OSAT partners are fully verified in house prior to installation on the production line, reducing cycle time, production engineering support and costs.

Our selected manufacturing partners for sensor production are Amkor Technology, Inc. and Silicon Precision Industries Limited, both of which are leaders in outsourced semiconductor assembly and test, or OSAT, production. We have partnered with Taiwan Semiconductor Manufacturing Corporation, or TSMC, one of the leading semiconductor manufacturers in the world, for volume manufacturing of our ASICs. The TSMC relationship gives us access to the newest and most competitive silicon manufacturing processes and geometries, and provides the capacity and cost structure to serve high volume opportunities.

We select our manufacturing partners based on a supplier capability analysis in order to meet the high quality and reliability standards required of our products. Our engineers and supply chain personnel work closely with manufacturing partners to increase yield, reduce manufacturing costs, improve product quality and ensure that component sourcing strategies are in place to support our manufacturing needs.

We believe our outsourced manufacturing model enables us to focus our resources and expertise on the design, development, sales, marketing and support of our products to best meet customer requirements. We also believe that this manufacturing model provides us with the flexibility required to respond to new market opportunities and changes in customer demand, simplifies the scope of our operations and administrative processes and significantly reduces our working capital requirements, while providing the ability to scale production rapidly.

Intellectual Property

Our intellectual property rights cover individual inventions and complete biometric systems ranging from measurement principles, algorithms, sensor design and system solutions. We have filed applications to protect our intellectual property rights in a wide range of countries including the United States, the United Kingdom, Norway and several other countries. We continue to seek patent protection for aspects of our technology that provide significant competitive advantage.

Our success and ability to compete depend substantially upon our core technology and intellectual property rights. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality agreements to protect our intellectual property rights. In addition, we require employees and consultants to execute appropriate non-disclosure and proprietary rights agreements. These agreements acknowledge our exclusive ownership of intellectual property developed for and by us and require that all proprietary information remain confidential.

We maintain a program designed to identify technology that is appropriate for patent and trade secret protection, and we file patent applications in the United States and certain other countries for inventions that we consider significant. As of December 31, 2020, we have been granted 127 patents and have 97 pending patent applications. The wordmark ‘IDEX’ and the IDEX logo are registered trademarks of IDEX Biometrics ASA and are owned by IDEX.

Although our business is not materially dependent upon any one intellectual property right, our intellectual property rights and the products made and sold under them, taken as a whole, are a significant element of our business. In addition to patents, we also possess other forms of intellectual property rights, including trademarks, know-how, trade secrets, design rights and copyrights. We control access to and use of our software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, customers and partners. Our software is protected by EU, the United States and other international copyright, patent and trade secret laws. Despite our efforts to protect our software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use our software, technology and other proprietary information. In addition, as we further expand our international operations and markets, effective patent, copyright, trademark and trade secret protection may not be available, may be limited, or may not be enforceable in certain foreign countries.

Companies in the markets in which we operate frequently are sued or receive informal claims of patent infringement or infringement of other intellectual property rights. As we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our intellectual property rights. It is also possible that competitors or other third parties will claim that our products infringe their intellectual property rights. Successful adjudication of claims of infringement by a third party, could result in injunctions that could prevent us from selling some of our products in certain markets, penalties, settlements or judgements that require payment of royalties or damages, or require us to expend time and money to develop non-infringing products. We cannot assure you that we will not in the future be accused of infringe any third-party intellectual property rights.

Sales and Marketing

We sell our products and solutions through a direct sales force. Our sales staff provides product education, application advisory services to and maintain close relationships with our customers. We also have sales and business development personnel located close to major customers across Europe, the United States and Asia. Our sales and business development teams work closely with our product line management personnel to support strategic sales activities. A broad range of marketing communications activities have also helped us to promote the benefits of our fingerprint sensors and biometric solutions to all members of the value chain. We have invested significant time and resources to meet with card and device manufacturers to understand their requirements and performance issues. These efforts have provided us with a deep understanding of the challenges faced by card manufactures and issuers which, in turn, enabled us to focus our product and technology development efforts to address our customers’ challenges. As an example, we understand that several of our customers are looking to offer a digital currency biometric card, we are therefore developing products to satisfy these requirements.

As a result of this direct approach, we have achieved improved visibility into the sales channel as well as valuable real-time customer feedback which directs our on-going technology development and manufacturability improvements.

Our products typically have a long sales cycle, requiring discussions with prospective customers in order to better understand their application and system level requirements and technology roadmaps. Our customers are predominantly smart card manufacturers, and we have discussions with them regarding the requirements of their end customers, which provides our sales force with insight into how our products will be deployed. We develop strong customer relationships to ensure technical and business alignment. The period of time from our initial contact with a prospective or current customer to the receipt of an actual purchase order is frequently a year or more. Prospective customers perform system and card level testing before the cards are certified and then deployed by the card network and card issuers. Customers require us to perform extensive verification testing and qualification based on industry standards. This phase of our sales cycle can take several months.

Our in-house sales personnel also assist customers with forecasts, orders, delivery requirements and other administrative functions. Our technical support engineers respond to technical and product-related questions and provide application support to customers.

The Ecosystem of Payment Card Market

The payment card ecosystem is complex and involves many different companies working together to bring biometric payment cards to the addressable markets. The biometric payment card value-chain is shown below:

We are a supplier at the starting point of this value-chain and sell our products and solutions to smart card manufacturers. We also work closely with our customers on manufacturing methodologies and improvements, and alongside other component suppliers within the card ecosystem. For example, we have established partnerships with suppliers of other components of a payment card, including SE producers, card inlay providers and card networks, to help bring biometric smart cards to market. Our strategic rationale is to ensure that crucial components within the biometric smart card ecosystem are compatible and ready for mass production and to enhance our ability to offer comprehensive solutions to our customers.

Our Customers

Our target customers are primarily manufacturers of smart cards, and other electronic devices located in Europe, the United States and Asia. The number of customers who have purchased our products has increased from 7 in 2016 to 23 in 2020.

The largest 3 payment card manufacturers or tier one card manufacturers comprise approximately 60% of EMVCo certified payment cards manufactured. We also serve a number of small or tier two card manufacturers, including Chutian Dragon, Eastcompeace, Feitian Technologies, Goldpac Group, Hengbao, IDEMIA and Quest Payment Systems. At times we also charge a fee for engineering services we provide to our customers in connection with the integration and manufacturing of our fingerprint sensors and software programs.

We have historically generated the majority of our revenue from a few larger customers. In 2020, 2019 and 2018, our five largest customers in each period (which differed by period) collectively accounted for 98%, 91%, and 96% of our revenue, respectively. During 2020, one customer, a leading global provider of financial news and services, accounted for approximately 88% of our revenue. During 2019, two customers accounted for approximately 69% and 10% of our revenue, respectively. During 2018, three customers accounted for approximately 39%, 36% and 13% of our revenue, respectively.

Orders and Backlog

As of December 31, 2020, we had an order backlog of $1.7 million, a substantial portion of which is for an information access control customer. We define backlog as non-cancellable orders scheduled to be delivered within 12 months and items in deferred revenue.

Competition

The biometrics market is highly competitive and rapidly evolving. We compete with both U.S. and international companies, some of which have substantially greater financial and other resources than we do. We encounter multiple competitors in most of our markets, although we believe no one competitor competes with us across our full suite of solutions and markets. We compete against other companies that provide biometric sensors and modules and related software, algorithms and enrollment solutions. Our principal competitors include companies such as Fingerprint Cards AB and NEXT Biometrics ASA.

The principal competitive factors upon which we compete include performance, low power consumption, rapid innovation, breadth of product line, availability, product reliability, multi-sourcing and selling price. We believe that we compete effectively by offering high levels of customer value through high speed, high density, low power consumption, broad integration of photonic functions, software intelligence for configuration, control and monitoring, cost-efficiency, ease of deployment and collaborative product design. We cannot be certain we will continue to compete effectively.

We also may face competition from companies that may expand into our industry and introduce additional competitive products. Existing and potential customers and partners are also potential competitors. These customers may internally develop or acquire additional competitive products or technologies, which may cause them to reduce or cease their purchases from us.

Government Regulation

Regulation related to the provision of services over the internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. In some cases, data privacy laws and regulations, such as the European Union’s General Data Protection Regulation, or GDPR, that took effect in May 2018, impose new obligations on us as a participant in the technology sector, as well as on our customers. In addition, domestic data privacy laws in the United States, such as the California Consumer Privacy Act, or CCPA, which took effect in January 2020, continue to evolve and could expose us to further regulatory burdens. Further, laws such as the EU’s proposed e-Privacy Regulation are increasingly aimed at the use of personal information for marketing purposes, and the tracking of individuals’ online activities.

Although we monitor the regulatory environment and have invested in addressing these developments, these laws may require us to make additional changes to our services to enable us or our customers to meet the new legal requirements, and may also increase our potential liability exposure through higher potential penalties for non-compliance. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could interrupt our operations, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our solutions and services, reduce overall demand for our solutions and services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance or impact our reputation, any of which could harm our business.

C. Organizational Structure

The organization structure of our company is as shown in the figure below. All entities are 100% owned.

D. Property, Plants and Equipment

We lease office space in Oslo, Norway for our corporate headquarters under a lease with a rolling three-month term. We also lease laboratory space and regional offices on 3-5 year fixed-term agreements in Wilmington, Massachusetts and Rochester, New York, United States, Farnborough, United Kingdom, and Shanghai, China. We believe our existing facilities meet our current needs.

We do not own or operate industrial manufacturing facilities. Our philosophy is to design our products based on proven standard manufacturing techniques. The different components and processing work are outsourced from leading industry contract manufacturers in various countries.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our operating and financial review and prospects in conjunction with our audited financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward Looking Statements.” The audited financial statements as of and for the years ended December 31, 2020, 2019 and 2018 were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and adopted by the European Union.

Overview

We are a biometrics company specializing in the design, development and sale of fingerprint identification and authentication solutions. Our fingerprint sensors and biometric solutions are used in dual interface and contactless or touch-free smart cards, including payment cards, and a range of electronic devices.

We offer fingerprint sensors and biometric solutions to smart card manufacturers and other integrators of biometric fingerprint sensor technology in a broad range of markets, including payments, identification, access control, healthcare and the Internet of Things, or IoT. Our patent-protected fingerprint sensors can be integrated on the front side of a payment card, thereby enabling the card to use biometric fingerprint recognition instead of a personal identification number, or PIN, to authenticate the cardholder. To use this feature the cardholder first enrolls their fingerprint. A biometric template, which is representative of the fingerprint, is created and securely stored on the card. When the cardholder uses the card to make a payment, he or she places his or her finger on the card’s sensor. Through fingerprint sensing and biometric authentication, the card can determine if the person using the card is the enrolled user or not.

Our portfolio of products includes fingerprint sensors, fingerprint modules with software and algorithms and remote enrollment devices. Our fingerprint sensors can be used in dual interface, contactless-only and contact-only payment cards. Our fingerprint modules offer a complete biometric solution that integrates fingerprint sensing with additional biometric processing and system power management functions. Additionally, with our remote enrollment solutions, cardholders can easily enroll their fingerprints at home and without the need to visit a bank branch.

Our sensors use a patented off-chip design, which separates the fingerprint sensor into two key components: the sensor array and the silicon chip (Application Specific Integrated Circuit, or ASIC). This off-chip design architecture allows the sensor array to be made from a flexible and cost-efficient polymer substrate while minimizing the silicon area needed for the ASIC. Compared to conventional silicon sensors, for which the sensor array is made of silicon, the off-chip design allows for a larger sensing area, better matching reliability and lower costs. We believe that we are the only provider supplying capacitive off-chip sensors and biometric algorithms optimized for integration with payment cards. This year, we launched TrustedBio, our next generation of dual interface products and solutions designed to reduce biometric smart card cost while improving both performance and security. TrustedBio utilizes advanced semiconductor technology to transform the sensor ASIC into a complete biometric system on chip, while maintaining all the benefits of the capacitive off-chip sensor architecture.

Our current generation products are commercially available, and we have begun to ship samples of our products on our TrustedBio platform. To date, product revenue has not been material; however, we have seen an increase in product revenues. For the years ended December 31, 2020, 2019, and 2018, product revenues were $1.0 million, $0.2 million, and $0.3 million, respectively.

We do not have a history of generating significant revenue. We generated net losses of $26.8 million, $32.4 million and $30.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $14.7 million. Our ability to generate revenue sufficient to achieve profitability will depend on our successful development and continuing commercialization of our products and software solutions.

We expect to incur significant expenses and operating losses for the foreseeable future as we further develop our products and software solutions, including introducing new designs and functionality, and as we further expand our business development, sales and customer support teams to drive new customer adoption, expand use cases and integrations, and support international expansion. We will also face increased compliance costs associated with growth and the expansion of our customer base. Furthermore, we expect to continue to incur additional costs associated with operating as a foreign private issuer with ADSs listed on Nasdaq as well as ordinary shares listed on the Oslo Bors, including significant additional legal, accounting, investor relations and other expenses that we did not previously incur prior to the listing of our ADSs on Nasdaq.

As a result of these anticipated expenditures, we will need additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales and services, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

Impact of COVID-19

In December 2019, a novel strain of coronavirus, since named SARS-CoV-2, causing the disease known as COVID-19, was reported in China. Since then, COVID-19 has spread globally, including throughout Europe and the United States. In March 2020, the World Health Organization declared the outbreak of COVID-19 as a “pandemic,” or worldwide spread of a new disease. In response, many countries around the world, including European countries and the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

We could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. For example, while many of our business partners in Asia impacted by the COVID-19 pandemic in the first quarter of 2020 have since returned to operations, there is considerable uncertainty surrounding the timing, duration or impact of any future disruptions. We have implemented a work-from-home policy for employees and are evaluating hybrid working models for our operations on a go-forward basis. We will continue to monitor federal, state, and local regulations and the recommendations of public health professionals as we determine which actions are in the best interests of our employees and shareholders. To date, there have not been any significant delays in development projects, and we have not incurred any significant additional costs due to the actions taken. The pandemic did cause some short-term delays in early adoption activities including temporary delays for pilots. The pandemic did not have a material impact on our revenue as our revenue has not been material to date.

We did initiate certain cost reduction actions as a result of the pandemic beginning in March of 2020 including temporary salary reductions and travel restrictions. These actions have resulted in lower operating expenses, and therefore lower net loss, during the second quarter of 2020. Salaries were restored in June; however, travel restrictions were still in place. As a result, we expect that operating expenses could increase in future periods if and when certain restrictions are lifted.

We did not experience a material change in liquidity or cash flows as a result of the pandemic.

On the other hand, we believe that the pandemic has increased end-user awareness of the benefits of contactless payments. Following the outbreak, consumers are motivated to go cashless more than ever before. With many businesses discouraging the use of cash, because of hygiene questions that surround handling money, contactless payments are front of mind to avoid touching pin pads. In an increasingly cashless ecosystem, there is a growing threat of card fraud from the lack of authentication. Contactless payments need to be made more secure in order to ensure transactions are hygienic, convenient and protected from the risk of fraud. We believe these trends could have a positive impact on our revenue in future periods, but it is difficult to predict the impact with any certainty.

The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We remain focused on maintaining liquidity and financial flexibility and continue to monitor developments as we deal with the disruptions and uncertainties from a business and financial perspective relating to COVID-19.

Financial Operations Overview

Components of Results of Operations

Revenue

We have not generated significant revenue since our inception. We maintain in-house design, testing and supply chain management functions. Manufacturing is outsourced to large and established semiconductor fabrication companies as well as other providers of components and manufacturing services. We generate revenue through the sale of fingerprint sensors and solutions and engineering services.

Revenue from product sales is recognized at the point in time in which the customer obtains control of the products, which normally is when title passes at the point of delivery, based on the contractual terms of the agreements. Revenue from services is recognized over time pursuant to the terms and conditions in the agreements.

Operating Expenses

Our operating expenses consist of purchases, net of inventory variation, payroll, research and development, sales and marketing, and general and administrative expenses. Personnel and payroll costs are the most significant component of operating expenses. Operating expenses also include overhead costs for facilities, including depreciation expense.

Purchases, net of inventory variation

Purchases, net of inventory variation, primarily consist of materials, contract manufacturing, and transportation related costs. Purchases excludes payroll, allocated overhead, depreciation and amortization.

We intend to continue to invest additional resources in our engineering, supply chain and customer support teams to expand the adoption of our products and services and ensure that our customers are realizing the full benefit thereof. The level, timing and relative investment in our infrastructure and personnel could affect our cost of purchases in the future.

Payroll

Payroll expense consists of salaries, benefits, bonuses, share-based compensation expense and sales commissions. We expect that our payroll expense will increase and continue to be our largest operating expense for the foreseeable future as we expand our business.

Research and Development

Research and development expenses consist primarily of consumed materials costs and certain outsourced development costs related to the creation and improvements of our technology. We currently have multiple research and development projects in process. Research costs are expensed as incurred. Development expenses are capitalized when the criteria for recognition is met. Development costs that do not meet the criteria of capitalization are expensed as incurred. The assets are amortized over their expected useful life once the asset is available for use. Maintenance and training costs are expensed as incurred. Grants to research and development are credited against costs. We expect that our research and development expense will increase as our business grows, particularly as we incur additional costs related to continued investments in our products and technology.

Other Operating Expenses

Other operating expense primarily consist of sales and marketing and general and administrative expenses, including costs of marketing activities, contractor fees for administrative functions and other non-personnel costs, such as legal, accounting and other professional fees, hardware and software costs, certain tax, license and insurance-related expenses and allocated overhead costs.

We expect to incur additional expenses as a result of being listed in the United States in addition to Norway, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations and professional services. We expect that our general and administrative expense will increase in absolute dollars as our business grows. However, we expect that our general and administrative expense will decrease as a percentage of our revenue as our revenue grows over the longer term.

Taxation

General

Income tax on results for the year, which is comprised of current tax and changes in deferred tax, is recognized in the consolidated statements of profit and loss, whereas the portion attributable to entries on equity is recognized directly in equity.

Current tax liabilities and current tax receivables are recognized in the consolidated statements of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years’ taxable income and taxes paid on account/prepaid.

Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

This judgment is made on an ongoing basis and is based on the factor that recent historical loss carries more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of biometric products within emerging industries such as payments and access control is subject to considerable risks and uncertainties. So far, we have reported significant losses, and as a consequence, we have unused tax losses. Management has concluded that deferred tax assets should not be recognized at December 31, 2018, 2019, and 2020. The tax assets are currently not deemed to meet the criteria for recognition as management determined that it was not probable that future taxable profit will be available against which the deferred tax assets can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the balance sheet date.

Income Tax

As a Company headquartered in Norway, our parent company, IDEX Biometrics ASA, is subject to tax under the corporate tax laws of Norway. As our Norwegian operations have been in a loss position since inception, there has been no corporate income taxes paid in Norway.

Pursuant to Norwegian tax legislation for companies incurring research and development costs, we have for several years conducted projects that have qualified us to receive a cash tax credit. We recorded a cash tax credit of $0.5 million, $0.6 million, and $0.6 million relating to research and development costs in each of 2020, 2019, and 2018, respectively. These amounts have been credited to research and development expenses.

We also have operations in the United States, United Kingdom and China, through wholly owned subsidiaries in each respective country, and are subject to corporate income taxes in those countries pursuant to the tax laws in each jurisdiction. All income taxes and tax credits mentioned are specific to the country to which they relate.

The accumulated unrecognized deferred tax assets amounting to $51.3 million, $42.8 million and $36.4 million at December 31, 2020, 2019 and 2018, respectively, are related primarily to the tax losses carryforward in Norway and the United Kingdom. At December 31, 2020, there was not sufficiently convincing evidence that sufficient taxable profit will be generated, against which the unused tax losses could be applied. Consequently, no deferred tax asset has been recognized.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this report.

Intangible assets

Research costs are expensed as incurred. Our patents and other intellectual property rights created by us are capitalized and held in the consolidated statements of financial position only when they satisfy the criteria for capitalization. No development costs have been capitalized in 2020, 2019 or 2018, thus all development costs and internal costs related to the creation of intellectual property have been expensed when incurred. Acquired intangible assets are capitalized at the price allocated to the various assets based on estimated fair value. Intangible assets are amortized over their useful lives.

Inventory

Raw materials, which are part of the trade or manufacturing flow in the sense that the item is embedded in or otherwise becomes a part of the physical delivery to the customer (work in process and finished goods), are inventoried if we are in the position to take orders on the related product. Materials and components for research or development are expensed at the time of purchase and not included in inventory. Inventory is held at the lower of cost and net realizable value, less impairment, if any. The determination of net realizable value is subject to judgment, as reselling components may not be easily achieved, and our finished goods are part of a newer market with varying margins.

Deferred tax assets

Deferred tax assets related to net operating loss carryforwards are recognized when it is probable that the net operating loss carryforward may be utilized. Judgment of probability is based on historical earnings, expected future margins and the size of the order backlog.

Significant Accounting Estimates

Share based compensation

We estimate the fair value of incentive subscription rights at the grant date by using the Black-Scholes option pricing model. The valuation is based on share price and exercise price, share price volatility, interest rates and duration of such subscription rights, and assumptions of staff attrition and the likelihood of early exercise. The share-based compensation is expensed as earned over the vesting period. The accrued cost of the employer’s social security tax on the earned intrinsic value of such subscription rights is calculated at each consolidated statement of financial position date.

Impairment evaluation of goodwill

Goodwill amounts to the fair value of the consideration for the assets less the capitalized value of the identifiable assets and any impairment charges, if any. Impairment testing of goodwill is based on the estimated fair value or the value in use of the business. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the forecast for the next five years. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Recent Accounting Pronouncements

IFRS 3 Business Combinations: The amendments to IFRS 3, issued in October 2018 and effective from 1 January 2020, introduce clarification to the definition of a business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, and they narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs. The amendments also establish an optional test to identify a concentration of fair value that, if applied and met, would lead to the conclusion that an acquired set of activities and assets is not a business. We have implemented the amendments effective from 1 January 2020. We did not have any relevant transactions that occurred on or after the implementation date.

We do not expect that any newly issued, but not yet effective standards, amendments and interpretations will have a significant impact on the consolidated financial statements or notes for our current activity and assets but may affect the accounting for future transactions or arrangements. We will implement the new standards and interpretations as they become effective.

A. Operating Results

The following table summarizes the results of our operations for the years ended December 31, 2020, 2019, and 2018.

	Year Ended December 31,
	2020	2019	2018	2020-2019 Change	2019-2018 Change
Revenue:
Product	$1,013	$159	$268	537%	(41%)
Service	82	265	172	(69%)	54%
Total revenue	1,095	424	440	158%	(4%)
Operating expenses:
Purchases, net of inventory variation	275	62	185	344%	(66%)
Payroll expenses	17,672	21,750	19,770	(19%)	10%
Research and development expenses	1,895	4,385	5,631	(57%)	(22%)
Other operating expenses	5,936	4,641	3,919	28%	18%
Amortization and depreciation	1,719	1,633	842	5%	94%
Total operating expenses	27,497	32,471	30,347	(15%)	7%
Loss from operations	(26,402)	(32,047)	(29,907)	18%	(7%)
Finance income	26	135	134	(81%)	1%
Finance cost	(477)	(351)	(411)	(36%)	15%
Loss before tax	(26,853)	(32,263)	(30,184)	17%	(7%)
Income tax expense	(99)	(160)	(41)	38%	290%
Net loss for the year	$(26,754)	$(32,423)	$(30,225)	18%	(7%)

Revenue

Revenue for the year ended December 31, 2020 was $1.1 million, consisting of $1.0 million of revenue from product sales, and $0.1 million of revenue from services. The increase in product sales of $0.9 million or 537% from 2019 to 2020 relates primarily to sales to a single large customer, a leading global provider of financial news and services. In 2020, we continued to ship our current generation of sensors, and we expect to continue to ship these products for the next several quarters. We began shipping samples of our newest TrustedBio product during the third quarter of 2020 and expect commercial shipments of TrustedBio products in the second half of 2021. Service revenue for the year was less than $0.1 million, as the 2019 service revenue was non-recurring, and we expect product revenue to comprise the majority of our revenue on a go-forward basis.

Revenue for the year ended December 31, 2019 was $0.4 million, consisting of $0.2 million of revenue from product sales, and $0.2 million of revenue from services consisting of non-recurring engineering services performed as part of a $6 million dollar minimum commitment from the aforementioned global provider of financial news and services. This customer accounted for the increase in service revenue of $0.1 million or 54% from 2018 to 2019.

Revenue for the year ended December 31, 2018 was $0.4 million, consisting of $0.2 million of revenue from product sales, and $0.2 million of revenue from services, primarily for non-recurring engineering services.

The decrease in product sales of $0.1 million or 41% from 2018 to 2019 relates to our transition to newer product lines as sales of certain products that shipped in 2018 did not recur in 2019, and we began shipping newer products to new customers in 2019. During the year ended December 31, 2019, approximately 10% of revenue came from new customers.

In 2020, 99.5% of our product revenues came from customers outside of the United States, however, 93.9% of our service revenues came from a single customer in the United States due to the aforementioned non-recurring engineering services related to a $6 million dollar minimum commitment. As product deliveries to this customer only began in 2020, an increased and significant portion of our revenues will come from the United States during 2021. Substantially all of our product revenue in 2019 and 2018 was from customers outside of the United States, comprising 96.9% and 98.9% of product revenue in 2019 and 2018, respectively.

Purchases, net of inventory variation

Purchases increased by $0.2 million, or 344%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily due to higher product sales to the aforementioned large customer, as well as other commercial shipments of our current generation of card products and samples of TrustedBio.

Purchases decreased by $0.1 million, or 66%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease was primarily due to lower product sales and our transition to newer product lines.

Payroll Expenses

Payroll expenses for the year ended December 31, 2020 were $17.7 million as compared to $21.8 million for the year ended December 31, 2019, a decrease of $4.1 million, or 19%. The decrease was primarily due to cost reduction activities undertaken in the fourth quarter of 2019, as well as temporary salary reductions in the 2nd quarter of 2020 due to uncertainty surrounding the COVID-19 pandemic. The average number of FTEs was 102 in 2020, down from 109 in 2019 due to headcount reductions taken in connection with our cost reduction activities.

Payroll expenses for the year ended December 31, 2019 were $21.8 million as compared to $19.8 million for the year ended December 31, 2018, an increase of $2.0 million, or 10%. The increase was primarily due to an increase in the average number of full-time equivalents, or FTE, employees during the year as we added additional development and sales staff. The average number of FTEs was 109 in 2019, up from 99 in 2018. However, as a result of cost reduction activities undertaken in the fourth quarter of 2019, we had 100 FTEs as of December 31, 2019, compared to 104 FTEs at the end of 2018.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020 were $1.9 million as compared to $4.4 million for the year ended December 31, 2019, a decrease of $2.5 million, or 57%. The decline was mainly due to R&D grants in the United Kingdom of $1.8 million, which was credited to research and development expenses.

Research and development expenses for the year ended December 31, 2019 were $4.4 million as compared to $5.6 million for the year ended December 31, 2018, a decrease of $1.2 million, or 22%. The decline was mainly due to the shifting of a portion of outsourced development work to be performed internally.

During the first quarter of 2020, we filed amended tax returns in the United Kingdom for the tax years 2017 and 2018 to claim research and development relief grants for these years, in addition to 2019. As a result, we received $1.5 million in refunds. For 2020, we have accrued $0.3 million in R&D relief grants in the UK. In addition, we received a research and development grant, or the SkatteFunn grant, in the amount of $0.5 million, $0.6 million, and $0.6 million, respectively, from the Norwegian government in each of 2020, 2019, and 2018. The total grants of $2,301 was credited to research and development expenses, see notes 5 and 6 in the consolidated financial statements.

Other Operating Expenses

Other operating expenses for the year ended December 31, 2020 were $5.9 million as compared to $4.6 million for the year ended December 31, 2019, an increase of $1.3 million, or 28%. The increase was primarily due to outside professional services associated with the company’s listing on the Nasdaq in the first quarter of 2021in the amount of $1.1 million during 2020, as well $0.3 million of additional stock compensation expense during the year compared to 2019.

Other operating expenses for the year ended December 31, 2019 were $4.6 million as compared to $3.9 million for the year ended December 31, 2018, an increase of $0.7 million, or 18%. The increase was primarily due to outside professional services associated with the two capital raises in the first and fourth quarters of 2019, as well as certain information technology costs and increased operating expenses relating to higher employee headcount.

Taxation

During the years ended December 31, 2020, 2019 and 2018, the Company did not pay or accrue income taxes in Norway due to continuing net operating losses. In 2020, the company recognized in income $0.1 million in the United Kingdom. The Company paid and accrued $0.2 million and $41,000 in 2019 and 2018, respectively, in the United States and United Kingdom. Due to tax loss carryforward in China, we have not paid any corporation income tax in China.

We conduct research and development activities in the United States and, in 2020, claimed research and development tax credits relating to 2017, 2018 and 2019. The tax credit in the United States is used to offset a portion of taxable income.

As of December 31, 2020, we have Norwegian and UK tax net operating loss carryforwards of $219.2 million and $5.3 million, respectively, which do not expire.

Net Loss for the Year

Net loss for the years ended December 31, 2020, 2019, and 2018 was $26.8 million, $32.4 million, and $30.2 million, respectively. As of December 31, 2020 and 2019, we have accumulated losses of $14.7 million and $198.2 million, respectively. $210.3 million of share premium has been allocated to cover accumulated losses, effective December 31, 2020.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses and negative cash flows. We anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development and other operating expenses will increase in connection with conducting development and marketing activities for our products, as well as costs associated with operating as a foreign private issuer listed on Nasdaq. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources. To date, we have financed our operations primarily through the issuances of our equity securities.

As of December 31, 2020, we had cash and cash equivalents of $7.3 million, representing 43% of the total assets.

In February 2021, we completed an additional private placement with existing and new shareholders and raised $27.2 million.

While we have been successful in raising funds through private placements of shares in the past, there can be no assurance that such actions will be successful in the future.

We have no debt to financial institutions or ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our leases.

Cash Flows

The following table summarizes the results of our cash flows for the periods presented:

	Year Ended December 31,
	2020	2019	2018
Net cash flow used in operating activities	$(23,294)	$(27,168)	$(26,775)
Net cash flow provided by (used in) investing activities	(232)	(721)	(970)
Net cash flow provided by financing activities	17,438	32,989	835

Net change in cash and cash equivalents	$(6,088)	$5,100	$(26,910)

Net cash flow used in operating activities

During the year ended December 31, 2020, cash used in operating activities was $23.3 million, primarily resulting from our net loss before tax of $26.9 million less non-cash charges of $4.5 million included in net loss, and net cash used in working capital of $1.0 million.

During the year ended December 31, 2019, cash used in operating activities was $27.2 million, primarily resulting from our net loss before tax of $32.3 million less non-cash charges of $4.2 million included in net loss, and net cash provided by working capital of $1.2 million.

During the year ended December 31, 2018, cash used in operating activities was $26.8 million, primarily resulting from our net loss before tax of $30.2 million less non-cash charges of $3.8 million included in net loss, and net cash used for working capital of $0.1 million.

Net cash flow used in investing activities

Net cash flow used in investing activities was $0.2 million for the year ended December 31, 2020, compared to $0.7 million for the year ended December 31, 2019. This change was primarily due to a decrease of $0.5 million in purchases of property, plant and equipment investment in 2020 as compared to 2019.

Net cash flow used in investing activities was $0.7 million for the year ended December 31, 2019, compared to $1.0 million for the year ended December 31, 2018. This change was primarily due to a decrease of $0.3 million in purchases of property, plant and equipment investment in 2019 as compared to 2018.

Net cash flow provided by financing activities

The decrease in net cash flow provided by financing activities to $17.4 million for the year ended December 31, 2020 from $33.0 million for the year ended December 31, 2019 was due to the decrease in share issuances of $15.4 million.

The increase in net cash flow provided by financing activities to $33.0 million for the year ended December 31, 2019 from $0.8 million for the year ended December 31, 2018 was due to increases in share issuances of $33.3 million, partially offset by net payment on a financed asset purchase and lease liabilities of $1.2 million.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a foreign private issuer listed on Nasdaq, we will incur significant additional audit, legal and other expenses.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our development and marketing efforts and other related activities;

•	the cost of manufacturing our products or components of our products;

•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

•	the cost and timing of enhancing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth.

We have a history of losses, limited revenue and negative cash flows from operations. We have been able to raise funds through private placements of shares in the past. During 2020, we raised $18.0 million through private placements. In February 2021, we completed an additional private placement with existing and new shareholders and raised $27.2 million. We have adequate working capital to meet its operating commitments for at least twelve months from the date of this report.

C. Research and Development

For a discussion of our research and development activities, see “Item 4.B-Business Overview” and “Item 5.A-Operating Results.”

D. Trend Information

For a discussion of trends, see “Item 4.B-Business Overview,” “Item 5.A-Operating Results” and “Item 5.B-Liquidity and Capital Resources.”

E. Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under SEC rules, such as relationships with other entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial position.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2020.

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Lease obligations(1)	$1,093	$762	$331	$—	$—

Total	$1,093	$762	$331	$—	$—

(1)	The lease obligations above are presented as undiscounted amounts, excluding imputed interest.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Our lease commitments relate to our office space.

G. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

The following table sets forth information concerning our executive officers and directors as of December 31, 2020:

Name	Age	Position(s)
Executive Officers:
Vincent Graziani	60	Chief Executive Officer
Derek P. D’Antilio*	48	Chief Financial Officer
Anthony Eaton	48	Chief Technology Officer

Board of Directors:
Morten Opstad	67	Chair
Lawrence John Ciaccia(2)	62	Deputy Chair
Deborah Lee Davis(1)(2)	57	Board member
Hanne Høvding(1)	66	Board member
Stephen A. Skaggs(1)	58	Board member
Thomas M. Ouindlen	58	Board observer

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
*

Mr. D’Antilio tendered his resignation effective April 23, 2021. On April 21, 2021, we announced the appointment of Mr. James A, Simms as our new Chief Financial Officer, effective April 26, 2021. In the meantime, we have appointed Mr. Erling Svela, our VP of Finance, as interim Chief Financial Officer, effective April 24, 2021.

Executive officers

Vincent (“Vince”) Graziani has served as our Chief Executive Officer since February 2020. He joined IDEX from Infineon Technologies where he was most recently Vice President of Strategy Development and Implementation where he was responsible for leading new business development and strategic partnerships. Mr. Graziani has also led technology companies from the pre-revenue stage to significant revenues and scale while serving as CEO of Sand 9 Inc., Vbrick Systems, and Sandburst Inc. These were all early-stage technology companies when he joined them. Earlier in his career, he held positions of increasing responsibility in engineering as well as sales and marketing at Intel, Broadcom, and Siemens Semiconductor. Mr. Graziani holds a Bachelor of Science in Electrical Engineering from The University of New Hampshire and a Masters degree in Electrical Engineering from Northeastern University.Mr. Graziani is located at IDEX America Inc. in Wilmington, Massachusetts.

Derek P. D’Antilio has served as our Chief Financial Officer since July 2019. We disclosed on March 31, 2021 that Mr. D’Antilio has tendered his resignation effective April 23, 2021. Prior to joining us, Mr. D’Antilio served as Vice President of Finance and Corporate Controller of MKS Instruments, Inc., a multi-billion Nasdaq-listed global semiconductor equipment supplier, from December 2010 to January 2019. From December 2008 to December 2010, he served as Assistant Controller and Director of Finance at 3Com Corporation (acquired by Hewlett-Packard). Prior to that, Mr. D’Antilio spent nearly a decade in public accounting and audit with BDO Global and PricewaterhouseCoopers LLP. He has held senior finance positions at high-growth US-listed technology companies with responsibility for global accounting and reporting, financial planning, treasury, tax, operations and investor relations. Mr. D’Antilio is a certified public accountant and certified management accountant and holds a B.S.B.A in Accounting and Economics from Salem State University and an M.B.A from Babson College with Honors. Mr. D’Antilio is located at IDEX America Inc. in Wilmington, Massachusetts.

Anthony Eaton has served as our Chief Technology Officer since March 2019. Mr. Eaton served as our Vice President of Systems Engineering from February 2017 to February 2019, and our Senior Director of Engineering from August 2016 to January 2017. Before IDEX, he served as Director of System Engineering at Atmel, where he was responsible for building and running the System Engineering function for the MaxTouch Business Unit. Prior to this Mr Eaton held senior engineering roles at NVIDIA, Mirics Semiconductor and Sony Semiconductor. Mr. Eaton holds a First Class Bachelors and Master’s degree in Engineering from Cambridge University, England. Mr. Eaton is located at IDEX Biometrics UK Ltd. in Farnborough, UK.

Board of Directors

Our board of directors held eleven meetings during the period from our annual general meeting on May 15, 2020 until and including April 14, 2021. All meetings have been conducted as virtual meetings via live webcast.

Morten Opstad has served as chair of our board of directors since March 1997. Mr. Opstad is a partner in Advokatfirmaet Ræder AS in Oslo, Norway. He has rendered legal assistance with respect to establishing and organizing several technology and innovation companies. He currently serves as chair of the board of Thin Film Electronics ASA. Mr. Opstad holds a legal degree (Cand.Jur.) from the University of Oslo. He was admitted to the Norwegian Bar Association in 1986. Mr. Opstad was born in 1953 and is a Norwegian citizen and resides in Oslo. Mr. Opstad attended all of the board meetings in the period.

Lawrence John (“Larry”) Ciaccia has served as a member of our board of directors since May 2015 and was appointed as Deputy Chair of our board of directors in May of 2019. He has broad expertise from the semiconductor industry. Mr. Ciaccia played a pivotal role in transforming AuthenTec from a start-up into the world’s leading fingerprint sensor supplier, serving as CEO from September 2010 and instrumental in the acquisition of AuthenTec by Apple in October 2012. He remained with Apple through February 2013 to assist in the acquisition integration and transition. Mr. Ciaccia holds a Bachelor of Science in Electrical Engineering from Clarkson University and an M.B.A. from the Florida Institute of Technology. Mr. Ciaccia was born in 1958, is a US citizen and resides in Florida. Mr. Ciaccia attended all of the board meetings in the period.

Deborah Lee (“Deborah”) Davis has served as a member of our board of directors since May 2015. She is independent of the company’s executive management, material business contacts and the company’s larger shareholders. Ms. Davis holds non-executive director positions at the Boards of International Personal Finance Plc, The Institute of Directors and Diaceutics plc in the UK and is a trustee of Southern African Conservation Trust in South Africa. Prior to this, she held senior executive leadership roles at PayPal, eBay, Verizon and Symantec. Ms. Davis holds a Diploma in Company Direction with distinction from IoD, a Sloan Masters in Science (Management) with Distinction from London Business School and a Bachelor of Applied Science (Electronics) Honours degree from the University of Melbourne. Ms. Davis was born in 1963 and is a dual citizen of the UK and Australia and splits her time across UK, Africa and the Far East. Ms. Davis attended ten of the board meetings in the period.

Hanne Høvding has served as a member of our board of directors since December 2007. She is independent of the company’s executive management, material business contacts and the company’s larger shareholders. Ms. Høvding has a Bachelor’s Degree in Economics and Business Administration from the Norwegian School of Economics and Business Administration. In her professional career Ms. Høvding has held several management positions within personnel administration, finance, credit card administration and debt collection. Ms. Høvding was born in 1954. She is a Norwegian citizen and resides in Oslo. Ms. Høvding attended all of the board meetings in the period.

Stephen A. (“Steve”) Skaggs has served as a member of our board of directors since May 2019. He is independent of the company’s executive management, material business contacts and the company’s larger shareholders. He currently also serves as a non-executive director and audit committee chair of Coherent, Inc., a leading global manufacturer of lasers. Mr Skaggs has more than 25 years of experience in the semiconductor industry, including serving as President, CEO and CFO of Lattice Semiconductor, a supplier of programmable logic devices and related software. Mr Skaggs most recently served as Senior Vice President and CFO of Atmel Corporation, a leading supplier of microcontrollers, prior to its acquisition by Microchip Technology Incorporated in early 2016. Early in his career, he worked for Bain & Company, a global management consulting firm. Mr. Skaggs holds an M.B.A. degree from the Harvard Business School and a B.S. degree in Chemical Engineering from the University of California, Berkeley. Mr. Skaggs was born in 1962, is a United States citizen and works and resides in Oregon. Mr. Skaggs attended ten of the board meetings in the period.

Thomas M. Quindlen has attended as a non-voting observer of our board of directors since October 2020. Mr. Quindlen has worked in the Financial Services industry for 30 years and is now the CEO and EVP of Retail Card, a division of Synchrony, a Fortune 200 company. Formerly, Mr. Quindlen held several leadership roles in GE Capital, the financial services subsidiary of the General Electric Company. Mr. Quindlen holds a bachelor’s in accounting degree from Villanova University. Mr. Quindlen was born in 1962, is a United States citizen and works and resides in Connecticut.

Family Arrangements and Selection Arrangements

There are no family relationships between any of the directors. There are no family relationships between any director and any of the senior management of our Company. There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which members of the board were elected or members of management was selected.

B. Compensation

Compensation of Executive Officers and Directors

For the year ended December 31, 2020, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $3.1 million.

Executive Officer Compensation

Guidelines for Compensation of Officers

Our compensation of officers includes a basic salary and other standard benefits. Performance-based cash bonus and incentive subscription rights may supplement the salary. Cash bonus plans are limited to fixed amounts or fixed percentage of base salary. The highest bonus plan for any officer is currently limited to a maximum of 40 percent of base salary, and bonus plan for our Chief Executive Officer is currently limited to a maximum of 70 percent of base salary. All components of the compensation of our officers, whether fixed or variable, shall reflect the responsibility and performance of such officer from time to time.

The base salary of our officers is evaluated annually, and our bonus plan cycle is from January 1 to December 31. Officers are enrolled in the same pension and other benefit schemes that we offer to other employees, to the extent available in their home country. The board of directors has the authority to determine the salary, maximum bonus and other compensation for the Chief Executive Officer. Our Chief Executive Officer in turn determines the salary and other compensation of all other employees, within the applicable framework set by our board. All share-based compensation programs must be authorized by the shareholders in a general meeting. We do not provide any post-employment compensation beyond conventional notice periods of 3 to 6 months, or such shorter notice period as applicable.

We have not made any advance payments or issued loans to, or guarantees in favor of, any members of the management.

Share-Based Compensation of Officers

All share-based compensation programs must be authorized by the shareholders in a general meeting We have in place a subscription rights incentive program, which is renewed on an annual basis, whereby independent subscription rights are issued to employees, including our executive officers, and to individual contractors performing similar work. Under the Companies Act, such subscription rights have a maximum duration of five years from the date of the general meeting of shareholders approving the program. To enable a four-year vesting schedule, we renew our subscription rights incentive plans each year at the annual general meetings, whereby the preceding plan is closed for new grants when the new plan takes effect. The maximum number of subscription rights that may be issued under each annual plan, and all plans collectively, may not exceed 10% of our company’s share capital.

At our annual general meeting held on May 15, 2020, our shareholders adopted the 2020 Subscription Rights Incentive Plan, or the 2020 Plan. As a result, each of our previous incentive plans adopted in 2016, 2017, 2018 and 2019 ceased to be available for future issuance as of such date.

As the trading price of our shares on Oslo Børs had been significantly lower than the exercise prices of subscription rights issued under the 2016, 2017, and 2018 incentive plans, these subscription rights had no intrinsic value and represented no actual incentive for our employees. Therefore, at our 2020 annual general meeting, it was also resolved that we may offer employees, including our executive officers, and individual contractors who hold existing subscription rights under such previous plans, an option to surrender and cancel their existing subscription rights granted under such previous plans in exchange for a right to receive new subscription rights under the 2020 Plan. On October 2, 2020, our board of directors resolved to replace subscription rights to purchase an aggregate of 25,962,800 ordinary shares, all of which were granted pursuant to our previous plans adopted in 2016, 2017 and 2018, with new subscription rights granted pursuant to the 2020 Plan, on a one-to-one basis, effective June 17, 2020. The new subscription rights have an exercise price of NOK 1.71 per share. One-third of such replacement subscription rights will vest each year, beginning on April 15, 2021. All of such replacement subscription rights will expire on May 15, 2025.

We periodically grant subscription rights to employees and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. As of December 31, 2020, subscription rights to purchase 56,344,093 ordinary shares were outstanding.

In 2020, we established a 2020 Employee Share Purchase Plan, or the ESPP, to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our employees, including executive officers, are eligible to participate in such plan. See “—Equity Incentive Plans” below.

Executive Officer Compensation for the Year Ended December 31, 2020

During the year ended December 31, 2020, our executive officers had performance-based compensation programs and amounts paid to provide pension and healthcare benefits. The compensation of our Chief Executive Officer was proposed by the compensation committee and determined by our board of directors.

During the year ended December 31, 2020, subscription rights to purchase 6,125,000 ordinary shares were awarded to our current executive officers. None of our executive officers exercised any subscription rights during the year ended December 31, 2020.

Beginning in March 2020, due to uncertainty surrounding COVID-19, the executive officers of the Company took a temporary 30% reduction in base salary. Salaries were restored to their normal rates in June 2020.

The following table sets forth the compensation paid to our executive officers during the year ended December 31, 2020:

In thousands ($)	Salary	Cash Bonus Paid	Other Benefits	Pension Contribution	Share-Based compensation(1)	Total
Vincent Graziani(2) Chief Executive Officer	312	—	23	—	120	455
Derek P. D’Antilio(3) Chief Financial Officer	279	18	25	—	84	406
Anthony Eaton Chief Technology Officer	220	24	1	13	132	390
Stanley A. Swearingen(4) Executive Vice President of Advanced Technology and Strategy	227	92	23	—	677	1,019
Total	1,038	134	72	12	1,013	2,270

(1)

The amount represents the amortized cost in the year under IFRS 2 share-based payments, for incentive subscription rights as well as the cost of ESPP. The amortized cost of subscription rights is based on an upfront option value calculation and does not represent any gain from the subscription rights. Gain, if any, is reported separately in the year of exercise.

(2)	Mr. Graziani has served as our Chief Executive Officer since February 27, 2020.
(3)	Mr. D’Antilio tendered his resignation effective April 23, 2021.
(4)

Mr. Swearingen served as our Chief Executive Officer until February 27, 2020, following which he ceased to be an executive officer, but continued to serve as our Executive Vice President of Advanced Technology and Strategy. The amounts are the full year compensation amounts.

The following table sets forth the subscription rights granted to our executive officers during the year ended December 31, 2020:

	Grant date	Number of subscription rights	Exercise price NOK per share
Vincent Graziani(1) Chief Executive Officer	February 26, 2020	5,000,000	1.11
Derek P. D’Antilio(2) Chief Financial Officer	—	—	—
Anthony Eaton(3)(5) Chief Technology Officer	June 17, 2020	1,125,000	1.71
Stanley A. Swearingen(4)(5) Executive Vice President of Advanced Technology and Strategy	June 17, 2020	6,815,000	1.71

(1)

Mr. Graziani has served as our Chief Executive Officer since February 27, 2020. The board granted subscription rights to purchase 5,000,000 shares on such date in connection with Mr. Graziani’s appointment. As of December 31, 2020, Mr. Graziani held subscription rights to purchase an aggregate of 5,000,000 shares.

(2)	As of December 31, 2020, Mr. D’Antilio held subscription rights to purchase an aggregate of 2,000,000 shares. Mr. D’Antilio tendered his resignation effective April 23, 2021.
(3)	As of December 31, 2020, Mr. Eaton held subscription rights to purchase an aggregate of 1,452,800 shares.
(4)

Mr. Swearingen served as our Chief Executive Officer until February 27, 2020, following which he ceased to be an executive officer, but continued to serve as our Executive Vice President of Advanced Technology and Strategy.

(5)	This grant on June 17, 2020, was made against cancellation of a corresponding number of subscription rights granted during the period from 2016 to 2018.

As of December 31, 2020, the aggregate number of outstanding subscription rights to purchase ordinary shares held by our then-current officers, including their close associates, was 8,452,800, representing 1.02% of our share capital.

The grants set forth in the table above were made under our 2020 and 2019 subscription rights incentive plans as resolved at the annual general meetings on May 15, 2020 and May 9, 2019, respectively. Unless specifically resolved otherwise, 25% of the subscription rights vest each year. The grants effective June 17, 2020 vest by 1/3 each year. The subscription rights expire on May 15, 2025 and May 9, 2024.

At our annual general meeting held on May 15, 2020, it was resolved that, subject to offer from the Company, our employees may elect to receive part of their compensation in the form of ordinary shares in lieu of cash. If so elected, the employee may purchase our ordinary share at a 15% discount. On July 1, 2020, 59 employees received an aggregate of 4,318,523 shares in lieu of cash incentive compensation of $0.6 million. The shares are subject to a 6-month lock-up period. Messrs. D’Antilio, Eaton and Swearingen acquired 136,479 shares, 181,041 shares and 718,464 shares, respectively, through this program.

Our executive officers may also participate in the ESPP, on the same terms as all other employees in their home country. On December 1, 2020, Messrs. Graziani, D’Antilio, Eaton and Swearingen acquired 125,239 shares, 70,447 shares, 38,534 shares and 31,112 shares, respectively, through the ESPP.

Director Compensation

Our chair and members of our board of directors receive board compensation in arrears, as determined annually at the annual general meeting. At our 2020 annual general meeting of shareholders held on May 15, 2020, it was resolved that the annual board compensation is $34,090 per board member for the period from the date of the 2019 annual general meeting until the date of the 2020 annual general meeting. The chair of our board received an additional amount of $8,522. Each of the compensation committee members received $6,818 in addition to the board compensation and the chair of the compensation committee received a further supplement of $1,704. Director compensation for the period from the date of our 2020 annual general meeting through the date of our 2021 annual general meeting will be determined at our 2021 meeting.

Members of our board of directors had an option to receive all or part of their respective board compensation in the form of shares in our company.The following compensation was paid in shares:

•	Ms. Davis acquired 227,073 shares with a purchase price of NOK 0.15 per share, in lieu of $27,345 of her total board compensation. Ms. Davis received the remainder of $9,278 in cash; and

•	Mr. Skaggs acquired 214,909 shares with a purchase price of NOK 0.15 per share, in lieu of $25,880 of his total board compensation. Mr. Skaggs received the remainder of $3,418 in cash.

The following table sets forth the compensation paid to our directors during the year ended December 31, 2020 for service on our board of directors:

Name	Cash Compensation	Share-based compensation	Total
In thousand
Board Members:
Morten Opstad	$40	$—	$40
Lawrence John Ciaccia	38	—	38
Deborah Lee Davis	10	36	46
Hanne Høvding	32	—	32
Stephen A. Skaggs	4	34	38
Board Observer:
Thomas M. Quindlen(1)	—	—	—

(1)	Mr. Quindlen has served as a non-voting observer of our board of directors since October 2020.

Our board of directors do not participate in any performance-related incentive schemes, nor do they receive any benefits in connection with their board services other than reimbursement of travel costs for attendance at meetings of our board of directors.

Share-Based Compensation of Directors

Our 2020 annual general meeting held on May 15, 2020. approved an option to the board members to take their compensation in connection with board services in full or in part in shares, as described above.

We do not grant subscription rights to members of our board of directors in their capacity as directors pursuant to our subscription rights incentive plans, which practice is in line with the recommendations in the Code of Practice.We have granted Mr. Ciaccia subscription rights to purchase 600,000 ordinary shares as compensation for certain consulting services he provided to us. See “Item 7. Major Shareholders and Related Party Transactions—Arrangements with Our Board of Directors.” Pursuant to the resolution by our board of directors adopted on October 2, 2020, Mr. Ciaccia exchanged his subscription rights to purchase the 600,000 ordinary shares in full for new subscription rights under the 2020 Plan. For clarity, said subscription rights were granted to Mr. Ciaccia in his capacity as an adviser to our company and not as a board member.

Equity Incentive Plans

2020 Subscription Rights Incentive Plan

At our annual general meeting held on May 15, 2020, our shareholders adopted the 2020 Subscription Rights Incentive Plan, or the 2020 Plan, to enable our company to offer employees (including any officers) and individual contractors (including any directors, consultants and advisors) equity interests in our company, thereby helping to attract, retain and motivate such persons to exercise their best efforts on behalf of our company. In the past, we have adopted an annual subscription rights incentive plan in each of 2016, or the 2016 Plan, 2017, or the 2017 Plan, 2018, or the 2018 Plan, and 2019, or collectively, the Previous Plans. Each of these previous incentive plans ceased to be available for future issuance immediately prior to the time that the next annual plan became effective.

Our 2020 Plan provides for the grant of awards of share options (also known as “subscription rights” in Norway), including (i) incentive share options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, (ii) nonstatutory share options and (iii) independent subscription rights within the meaning of Section 11-12 of the Public Limited Companies Act of the Kingdom of Norway dated June 13, 1997, as amended, or the PLCA, or, if permitted by applicable law and our shareholders, any other appreciation-based incentive as may be designated by our board of directors. The maximum number of shares that may be issued under the 2020 Plan may not exceed 71,798,873 shares; provided, however, that the maximum number of shares that may be outstanding under all the plans may not exceed 10 % of the total authorized number of shares of our company at any given time. As of December 31, 2020, subscription rights to purchase 56,344,093 shares, at exercise prices ranging from NOK 0.15 to NOK 8.42 per share, or a weighted average exercise price of NOK 1.66 per share, were outstanding under all subscription rights incentive plans, including the 2020 Plan and the Previous Plans.

The subscription rights granted under our 2020 Plan generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change of control events. The subscription rights generally vest 25% each year, beginning one year after the vesting commencement date, being the latest of the following dates preceding a grant: (i) January 15, (ii) April 15, (iii) July 15 or (iv) October 15. In case the subscription right holder resigns or is terminated, without cause, he or she will be entitled to exercise, within 90 days after end of employment or service, the subscription rights that were vested at the end of the employment or service notice period. Our board of directors may determine an accelerated vesting schedule, if deemed appropriate. The 25% per year vesting is chosen as it balances the short-term incentives and the long-term attractiveness. In case the subscription right holder is terminated for cause, all non-exercised subscription rights will be cancelled. The subscription rights are non-assignable other than by will or by the laws of descent and distribution. The terms and conditions for vesting and exercise of subscription rights under the Previous Plans are substantially the same as the terms and conditions under the 2020 Plan.

Upon vesting, each subscription right entitles the holder to demand the issuance of one share in our company. As consideration for the shares to be issued upon exercise of the subscription rights issued under the 2020 Plan, the holder of such subscription rights shall pay to us a price per share, which at least shall equal the greater of (i) the average closing price of our shares, as traded on Oslo Børs, over a period of 10 (ten) trading days immediately preceding the date of grant of such subscription rights, and (ii) the closing price of our shares, as traded on Oslo Børs, on the trading day immediately preceding the date of grant of such subscription rights. Under certain circumstances, the price per share of such subscription rights may be lower than stated above, as long as it is not less than the par value per share of our shares at any given time. The maximum number of shares that may be issued with a lower price per share shall not exceed 7,179,887 shares. The subscription rights under the 2020 Plan will expire five years after the resolution by our 2020 annual general meeting resolving the 2020 Plan.

As of our annual general meeting held on May 15, 2020, we had 31,890,450 subscription rights outstanding under the 2016 Plan, 2017 Plan and 2018 Plan, at a weighted average exercise price of NOK 5.40 per share. As the trading price of our shares on Oslo Børs had been significantly lower than such exercise price, these subscription rights had no intrinsic value and represented no actual incentive for our employees. Therefore, at our 2020 annual general meeting, it was resolved that we may offer employees and individual contractors who hold existing subscription rights under the 2016 Plan, 2017 Plan and 2018 Plan an option to surrender and cancel their existing subscription rights granted under such previous plans in exchange for a right to receive new subscription rights under the 2020 Plan. Holders of existing subscription rights pursuant to the previous plans that have an exercise price higher than the fair market value of our shares as of the date of exchange were eligible for the exchange program. At our 2020 annual general meeting, it was further resolved that such exchanged subscription rights shall have a three-year vesting period. One-third of such subscription rights will vest each year, beginning on April 15, 2021. As consideration for the shares to be issued upon exercise of such exchanged subscription rights, the holders of such subscription rights shall pay to us an exercise price of NOK 1.71 per share, which was the closing price of our shares on Oslo Børs on May 11, 2020, the date on which we issued additional shares to existing and new investors through a private placement. Other than the foregoing, the terms and conditions of the 2020 Plan apply correspondingly to these exchanged subscription rights.

On October 2, 2020, our board of directors adopted a resolution to replace subscription rights to purchase an aggregate of 25,962,800 ordinary shares, all of which were granted pursuant to the 2016 Plan, 2017 Plan and

2018 Plan, with new subscription rights under the 2020 Plan, on a one-to-one basis, effective June 17, 2020. The number of outstanding subscription rights remained unchanged following such exchange. As discussed above, such new subscription rights under the 2020 Plan shall have an exercise price of NOK 1.71 per share. One-third of such replacement subscription rights will vest each year, beginning on April 15, 2021. All of such replacement subscription rights will expire on May 15, 2025.

2020 Employee Share Purchase Plan

The ESPP was adopted at our annual general meeting held on May 15, 2020. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP has three components: (i) a U.S. component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees, (ii) a UK component applicable to UK employees and (iii) a general component applicable to all employees outside the United States and United Kingdom. The ESPP authorizes the issuance of 32,670,706 shares of our share capital under purchase rights granted to our employees or to employees of any of our designated affiliates, representing 5% of our share capital at the time of our 2020 annual general meeting. As of December 31, 2020, 34,371,519 shares of our share capital remain available for future issuance under the ESPP.

The ESPP is structured around four contribution periods a year, each starting on the first day of the calendar month following each planned disclosure of a quarterly report of the company, and lasts for the following three months (i.e. March-May, June-August, September-November, and December-February). During each contribution period, a fixed amount (up to 20% of the employee’s gross base salary) is withdrawn from the employee’s salary. The employee may sign up to participate in the ESPP from the date of a public disclosure of a quarterly report until the beginning of the contribution period. Unless the employee explicitly withdraws from the ESPP, the employee’s participation in the plan is automatically renewed for the same amount for subsequent contribution periods. The subscription price per share is equal to the lowest of 85% of i) the closing price of our shares, as traded on Oslo Børs, on the first day of the contribution period, and ii) the closing price of our shares, as traded on Oslo Børs, on the last trading day of the contribution period. Payment of the subscription amount is made by withdrawals from the amount withdrawn from the employees’ salary. The shares will be issued after the end of each contribution period.

Limitations on Liability and Indemnification Matters

To the extent permitted by the Companies Act, we are empowered by the general meeting of shareholders to indemnify our directors against any liability to third parties that they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We entered into an indemnity agreement with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Composition of our Board of Directors

Our board of directors is currently composed of five members, all of whom are non-executive directors. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors, except for Mr. Opstad, qualify as “independent directors” as defined under applicable rules of the Nasdaq Stock Market and the independence requirements contemplated by the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has had with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by each non-employee director and his or her affiliated entities (if any).

Furthermore, our board of directors has determined that all of our directors, except for Messrs. Opstad and Ciaccia, are “independent directors” under the criteria of the Norwegian Code of Practice for Corporate Governance dated October 17, 2018, or the Code of Practice. The composition of our board of directors complies with the independence requirements under the Code of Practice, as well as Oslo Børs’ terms of listing. It also meets the Norwegian statutory gender requirements.

Our corporate governance practices were last reviewed in December 2020 and April 2021 in accordance and compliance with the Code of Practice. The Code of Practice stipulates certain compliance and explanatory guidelines. We post our corporate governance review on our website and in the annual report.

Our Articles of Association provide that the number of directors shall be between three and seven members, as decided at our annual general meeting of shareholders. At the general meeting of shareholders, the board members are elected to serve for a term of two years from the time of election. At our 2020 annual general meeting of shareholders held on May 15, 2020, it was resolved that (i) Mr. Opstad shall continue to serve as chair of our board of directors for the second year of his two-year term, (ii) Mr. Ciaccia shall continue to serve as deputy chair of our board of directors for the second year of his two-year term, and (iii) each of Mses. Davis and Høvding and Mr. Skaggs shall continue to serve as a member of our board of directors for the second year of their respective two-year term. See the section titled “Description of Share Capital and Articles of Association—Articles of Association—Board of Directors” in Exhibit 2.4 filed herewith.

Corporate Governance Practices

Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Norwegian requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We follow Norwegian corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•

We do not intend to comply with Nasdaq Rule 5605(b)(1), which requires that our board of directors be comprised of a majority of independent directors. Such requirements are not required under the laws of Norway. However, the Code of Practice recommends that the majority of the board of directors be independent of the company’s executive personnel and material business contacts, and that at least two of the members of the board of directors be independent of the company’s main shareholders. Therefore, we do make an assessment of the independence of our directors under Norwegian corporate governance practices and have concluded that the majority of our directors are independent based upon those standards.

•	We do not intend to follow Nasdaq Rule 5605(d)(1) regarding the compensation committee charter or Nasdaq Rule 5605(d)(2) regarding compensation committee composition. Such requirements are not required under the laws of Norway. However, we do maintain a compensation committee in line with Norwegian law. See the section entitled “—Committees of Our Board of Directors—Compensation Committee” below for additional information.

•

We do not intend to follow Nasdaq Rule 5605(e)(1)(A) with respect to having director nominees selected by independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate or Nasdaq Rule 5605(e)(2) regarding the adoption of a formal written charter or board resolution, as applicable, addressing the nominations process. Such requirements are not required under the laws of Norway. However, we do maintain a nomination committee in line with Norwegian law. The establishment of our nomination committee was resolved by our annual general meeting on May 15, 2012, in accordance with the Code of Practice, and the guidelines for such committee were resolved and adopted by the same annual general meeting, which guidelines address the nominations process, among other things. See the section entitled “—Committees of Our Board of Directors—Nomination Committee” below for additional information.

•

We do not intend to comply with Nasdaq Rule 5610, which requires disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under the laws of Norway. In Norway, only a limited number of shareholder decisions require unanimity, which effectively imposes a quorum requirement of 100% on such decisions.

•

We do not intend to follow Nasdaq Rule 5635 regarding shareholder approval requirements in connection with certain corporate actions, such as a change of control of the company. However, under Norwegian law, any issuance of shares requires shareholder approval or must be resolved by the board of directors in accordance with a board authorization from the general meeting of shareholders. Shareholder approval is also required for share-based compensation to the board of directors and certain major agreements between the company and an affiliated party.

We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Committees of our Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. In addition, we have a nomination committee, which composition and mandate are resolved by our annual general meeting of shareholders.

Audit Committee

Our audit committee consists of Mr. Skaggs and Mses. Høvding and Davis. Mr. Skaggs serves as chair of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Skaggs is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with the rules of Nasdaq.

The audit committee’s responsibilities include:

•	overseeing accounting and financial reporting processes, systems of internal control, financial statement audits and the integrity of our financial statements;

•	managing the selection, engagement terms, fees, qualifications, independence, and performance of any registered public accounting firm engaged as our independent outside auditor for the purpose of preparing or issuing an audit report or performing audit services, recommending appointment or retention of any such firm to our board of directors and approving any non-audit services to be provided by such firm;

•

reviewing and discussing with management and our independent auditors any financial statements, reports or disclosures required by applicable law and stock exchange listing requirements and any other financial information issued by us;

•	overseeing the design, implementation, organization and performance of our internal control over financial reporting and our internal audit function (if and when applicable);

•	overseeing procedures for reviewing, retaining and investigating complaints regarding accounting, internal accounting controls, or auditing matters;

•	reviewing and approving any related party transactions;

•	helping our board oversee legal and regulatory compliance, including risk assessment; and

•	providing regular reports and information to our board.

Compensation Committee

Our compensation committee, which consists of Ms. Davis and Mr. Ciaccia, assists the board of directors in determining executive officer compensation. Ms. Davis serves as chair of the compensation committee.

The compensation committee’s responsibilities include advising the board on matters such as:

•	setting a compensation policy that is designed to promote our long-term success;

•	ensuring that the overall compensation of employees are in alignment with both their individual performance and their contribution to our overall results, and consistent across the company;

•

determining the design of, and targets for, any performance related pay plans operated by our Company for the Chief Executive Officer and the Chief Executive Officer’s direct reports and make a recommendation regarding the total annual payments made under such schemes;

•	if applicable, recommending the policy for, and scope of, retirement fund arrangements for the CEO and executive team;

•	investigating any compensation or other payment-related condition which it deems appropriate to investigate, and making recommendations to the Board as it may deem appropriate;

•	reviewing the design of all share incentive plans to ensure compliance with relevant legislation and good compensation practice, and propose any changes; and

•

analyze appropriate data from comparator companies to review senior executive compensation and related policies to support strategy, culture and promote long term sustainable success, and propose any changes.

Nomination Committee

In compliance with the regulations in Norway, we do not have a nomination committee formed from our board of directors. The duties of our nomination committee, election of the chair and members of the nomination committee, and the committee’s compensation are determined and approved at our general meetings of shareholders. The requirement to form a nomination committee is set out in our Articles of Association as recommended by the Code of Practice. Our nomination committee consists of Robert N. Keith, Håvard Nilsson and Harald Voigt. Mr. Keith serves as chair of the nomination committee. The nomination committee’s primary duties include proposing candidates for election to the board of directors and nomination committee, and proposing the fees to be paid to members of these bodies.

In addition, the nomination committee’s responsibilities include:

•

regularly reviewing the structure, size and composition (including the skills, knowledge, experience and diversity) required of our board of directors compared to its current position and making recommendations to the shareholders for approval at our general meetings with regard to any changes;

•	determining the qualities and experience required of our directors and identifying suitable candidates, assisted where appropriate by recruitment consultants;

•	formulating plans for succession for directors, and in particular for the key role of chair;

•

assessing the re-appointment of any director at the conclusion of his or her specified term of office, having given due regard to the director’s performance and ability to continue to contribute to our board of directors in the light of the knowledge, skills and experience required; and

•

assessing the re-election by shareholders of any director, having due regard to his or her performance and ability to continue to contribute to our board of directors in the light of the knowledge, skills and experience required and the need for progressive refreshing of the board of directors.

Code of Conduct and Code of Ethics

We revised our Code of Conduct and Code of Ethics on December 21, 2020, to cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. Our Code of Conduct is available on our website at www.idexbiometrics.com.

D.	Employees

As of December 31, 2020, we had 89.5 full-time equivalent, or FTE, employees and 7.5 FTE contractors. Of these, 72 individuals are engaged in R&D. Specifically, 33 individuals are engaged in silicon, sensor and packaging, 21 in systems and technology and 18 in software. In addition, 11.5 individuals are engaged in sales and marketing and 13 in operations, finance and administration. Of these employees and contractors, 36 FTE are based in Europe, 54 in the United States and 8 in China.

We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages.

E.	Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6.B-Compensation” and “Item 7.A-Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table and accompanying footnotes sets forth, as of February 18, 2021, information regarding beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of February 18, 2021. Percentage ownership calculations are based on 915,361,422 ordinary shares issued and outstanding as of February 18, 2021, plus, consistent with SEC rules on disclosure of beneficial ownership, ordinary shares that each security holder has the ability to acquire within 60 days of February 18, 2021.

Except as otherwise indicated, all of the ordinary shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o IDEX Biometrics ASA, Dronning Eufemias gate 16, NO-0191 Oslo, Norway.

Name of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:(2)(3)
Robert Keith(4)	166,659,914	18.21%
UBS Switzerland AG(5)	73,574,103	8.04
Sundt AS(6)	61,740,365	6.74
Goldman Sachs International(7)	59,623,073	6.51
Sundvall Holding AS(8)	56,964,051	6.22
Executive Officers:
Vincent Graziani(9)	2,060,239	*
Derek P. D’Antilio(10)	1,257,926	*
Anthony M. Eaton(11)	706,525	*
Stanley A. Swearingen(12)	3,721,467	*
Board of Directors:
Morten Opstad(13)	7,398,916	*
Lawrence John Ciaccia(14)	471,563	*
Deborah Lee Davis(15)	564,479	*
Hanne Høvding(16)	487,778	*
Stephen A. Skaggs(17)	764,909	*
Non-Voting Board Observer:
Thomas M. Quindlen(18)	275,000	*
All current directors (including non-voting board observer) and executive officers as a group (10 persons)	17,708,802	1.93

*	Represents beneficial ownership of less than 1%.
(1)

Beneficial ownership presented in this table is determined in accordance with the rules of the SEC, which differ from local rules in Norway. Pursuant to the Norwegian Securities Trading Act dated June 29, 2007 no.75, or the STA, our shareholders are required to immediately and simultaneously notify us and the Oslo Stock Exchange when the shareholder’s stake reaches, exceeds or falls below the thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of the share capital or voting rights of our company. Shares held, acquired or disposed of by close associates, as such term is defined in section 2-5 of the STA, are regarded as equivalent to the acquirer’s or disposer’s own shares.

(2)	UBS Switzerland AG and Goldman Sachs International are nominee shareholders. We are not aware of the number or identity of any beneficial owners of shares held by said nominees.
(3)

On December 16, 2019, Schroder, plc. notified Oslo Bors pursuant to the STA that it held 50,030,909 shares in our company as of such date, representing approximately 6.97% of the total number of outstanding shares as of such date. Such shares are held through one or more nominee shareholders. On February 16, 2021, Schroder, plc. further notified Oslo Bors that its holding in our company decreased to 45,030,909 shares, representing approximately 4.92% of our share capital.

(4)

Pursuant to the STA, Mr. Keith reported to the Oslo Stock Exchange that, as of November 6, 2019, November 27, 2019, December 13, 2019 and February 16, 2021, Mr. Keith, and together with his close associates, as such term is defined in section 2-5 of the STA, collectively held 70,125,492, 110,130,006, 145,659,467 and 166,659,914 shares in our company, respectively, representing 11.73%, 16.85%, 20.29% and 18.21% of the total number of our outstanding shares as of the respective date. See also “Related Party Transactions—Capital Increases.”

(5)	The principal business address for UBS Switzerland AG is Bahnhofstrasse 45, 8001 Zurich, Switzerland.

(6)	The principal business address for Sundt AS is Dronningen 1, 0287 Oslo, Norway.
(7)	The principal business address for Goldman Sachs International is Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom.
(8)	The principal business address for Sundvall Holding AS is Strømsveien 314B, 1081 Oslo, Norway.
(9)	Represents 810,239 ordinary shares held by Mr. Graziani and 1,250,000 ordinary shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of February 18, 2021.
(10)

Consists of 757,926 ordinary shares and 500,000 ordinary shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of February 18, 2021 that are held of record by Mr. D’Antilio.

(11)

Consists of 249,575 ordinary shares and 456,950 ordinary shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of February 18, 2021 that are held of record by Mr. Eaton.

(12)

Consists of 1,149,576 ordinary shares and 2,571,891 ordinary shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of February 18, 2021 that are held of record by Mr. Swearingen.

(13)	Represents 7,398,916 ordinary shares held by Mr. Opstad as of February 18, 2021.
(14)	Represents 271,563 ordinary shares held by Mr. Ciaccia and 200,000 ordinary shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of February 18, 2021.
(15)	Represents 564,479 ordinary shares held by Ms. Davis as of February 18, 2021.
(16)	Represents 487,778 ordinary shares held by Ms. Høvding as of February 18, 2021.
(17)	Represents 764,909 ordinary shares held by Mr. Skaggs as of February 18, 2021.
(18)	Represents 275,000 ordinary shares held by Mr. Quindlen as of February 18, 2021.

Significant Changes in Percentage Ownership

The following table shows shareholders who beneficially own more than 5% of our ordinary shares as of December 31, 2020, as compared to December 31, 2017, as recorded in the shareholder registry in Norway:

	December 31, 2020			December 31, 2017
Shareholder	Number of shares	Percent of shares	Shareholder	Number of shares	Percent of shares
UBS Switzerland AG(N)	73,260,653	8.80%	The Northern Trust Comp, London Br(N)(2)	108,420,610	19.99%
Robert Keith(1)	61,639,394	7.41	Sundvall Holding AS	59,734,299	11.01
Goldman Sachs International(N)	59,623,073	7.16	Invesco Perpetual High Income Fund	53,228,391	9.81
Sundvall Holding AS	56,964,051	6.85	Charles Street International Ltd.(3)	38,157,236	7.04
Sundt AS	55,740,365	6.70	Invesco Perpetual Income Fund	36,771,609	6.78
The Northern Trust Comp, London Br(N)(2)	45,030,909	5.41	The Northern Trust Comp, London Br(N)(2)	29,597,688	5.46
Others	479,888,303	57.67	Others	216,473,272	39.91

Total	832,146,748	100.00%	Total	542,383,105	100.00%

(N)	The shareholder on record is a nominee for one or more beneficial owners, the identity of whom is not known to us.
(1)

Pursuant to the STA, Mr. Keith reported to the Oslo Stock Exchange that, as of December 13, 2019, Mr. Keith, and together with his close associates, as such term is defined in section 2-5 of the STA, collectively held 145,659,467 shares or 20.29% of the total number of our outstanding shares as of that date.

(2)

The beneficial owners of the shares held by The Northern Trust Company, or Nothern Trust, as of December 31, 2017, were two funds managed by Woordford Investment Management Ltd. The holding by Northern Trust as of December 31, 2020, is managed by Schroders plc.

(3)

Pursuant to the STA, Charles Street International Holding Ltd., or CSIHL, reported to the Oslo Stock Exchange that, as of January 30, 2019, that CSIHL held 59,623,073 shares or 9.98% of the share capital as of that date.

As shown in the table above, our share capital was expanded by 289,763,643 shares over the last three years. The change in shareholding by our major shareholders is partly caused by their purchases of shares in the market and partly by their participation in private placements of our shares during the period. There were only minimal changes in 2018, while the shareholding changed significantly in 2019 and 2020.

As of January 1, 2018, our largest shareholder was The Northern Trust Company, through which two funds managed by Woodford Investment Management Ltd., or Woodford, held 19.99% and 5.46%, respectively, of our outstanding shares. The management of these two funds were subsequently transferred from to Woodford to Link Solutions Ltd and Schroders plc, respectively, in 2019. Link Solutions Ltd then sold all of the shares held by the fund it managed. The fund managed by Schroders plc has retained sufficient shares to remain a shareholder in the 5%-10% bracket.

As of January 1, 2018, our second largest shareholder was certain funds managed by Invesco, through which they collectively held 16.59% of our outstanding shares. Invesco sold all of such shares in 2019.

As of January 1, 2018, CSIHL was our fourth largest shareholder. Based on its report to the Oslo Stock Exchange, as of January 30, 2019, CSIHL held 59,623,073 shares or 9.98% of our share capital. CSIHL has remained a shareholder in the 5%-10% bracket.

As of December 31, 2020, UBS Switzerland AG, or UBS, was our largest shareholder. UBS acquired most of its shares in 2019 and further acquired shares in 2020. The identity of its beneficial owners are not known to us.

Further, Mr. Robert Keith acquired a substantial number of shares in the fourth quarter of 2019, and has since participated in multiple private placements of our ordinary shares. Pursuant to the STA, Mr. Keith reported to the Oslo Stock Exchange that, as of December 13, 2019, Mr. Keith, and together with his close associates, as such term is defined in section 2-5 of the STA, collectively held 145,659,467 shares or 20.29% of the total number of our outstanding shares as of that date.

Finally, Sundt AS acquired shares in the market in 2019 and has also participated in private placements of shares.

Voting Rights

All our shares have equal voting rights. There are no shares with special voting rights, nor are there any restrictions on voting. See also Exhibits 2.4 and 2.5 filed herewith.

Shareholders in the United States

As of December 31, 2020, to the best of our knowledge, 10,517,635 of our outstanding ordinary shares were held by 22 shareholders of record in the United States. The actual number of beneficial holders is greater than the numbers of holders on record, because shares are held in street name by brokers and other nominees on behalf of beneficial owners. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.	Related Party Transactions

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers and holders of more than 10% of our outstanding voting securities and their affiliates, which we refer to as our related parties:

Agreements with Our Executive Officers and Directors

We have entered into service contracts with certain of our executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law. Further, we have granted share-based awards to certain of our directors and executive officers. See “Item 6.B. Compensation—Compensation of Executive Officers and Directors.”

Indemnification Agreements

We entered into an indemnity agreement with each of our directors and executive officers in connection with the listing of our ADSs on Nasdaq. The indemnity agreement requires us to indemnify our directors and executive officers to the fullest extent permitted by law. See “Item 6.B. Compensation—Limitations on Liability and Indemnification Matters.”

Capital Increases

In May 2020, we completed a capital increase, by issuing an aggregate of 65,341,413 ordinary shares to existing and new shareholders, including a close associate of Robert N. Keith, subscribing for 11,100,000 shares, and Sundt AS, subscribing for 19,000,000 shares, for gross proceeds of approximately $10.2 million.

In July, 2020, we issued 4,318,523 ordinary shares to employees who elected to receive shares in lieu of cash incentive payment amounting to $0.6 million. Among such employees, our Chief Financial Officer, Derek D’Antilio, acquired 136,479 shares, and our Chief Technology Officer, Anthony Eaton, acquired 181,041 shares.

In November 2020, we completed a capital increase, by issuing an aggregate of 42,528,181 ordinary shares to Norwegian and international investors, including certain existing shareholders, members of our management team and our board of directors, for gross proceeds of approximately $7.8 million. Messrs. Graziani, D’Antilio and Eaton from our management team subscribed for 150,000, 125,000, 30,000 shares, respectively. Members of our board of directors, Messrs. Opstad, Ciaccia and Skaggs, and Mses. Davis and Høvding, subscribed for 100,000, 150,000, 100,000, 50,000 and 25,000 shares, respectively.

In December 2020, we issued 1,527,917 ordinary shares to employees pursuant to our Employee Share Purchase Plan, raising $0.2 million. Among such employees, our Chief Executive Officer, Vince Graziani, acquired 125,239 shares, our Chief Financial Officer, Derek D’Antilio, acquired 70,447 shares, and our Chief Technology Officer, Anthony Eaton, acquired 38,534 shares.

In February 2021, we completed a capital increase, by issuing an aggregate of 83,214,674 ordinary shares to Norwegian and international investors, including Mr. D’Antilio, our Chief Financial Officer, subscribing for 76,000 shares, for gross proceeds of approximately $27.2 million.

In March 2021, we issued 1,060,179 ordinary shares to employees pursuant to our Employee Share Purchase Plan, raising $0.2 million. Among such employees, our Chief Executive Officer, Vince Graziani, acquired 23,093 shares, our Chief Financial Officer, Derek D’Antilio, acquired 51,960 shares, and our Chief Technology Officer, Anthony Eaton, acquired 2,989 shares.

Arrangements with Our Board of Directors

Morten Opstad, the chair of our board of directors, is a partner at Advokatfirmaet Ræder AS, or Ræder, our Norwegian counsel. Ræder provides legal services to our company. In addition, Mr. Opstad provides certain business and management services to us that are not typical board functions, pursuant to an executive function agreement dated January 30, 2018, by and among Mr. Opstad, IDEX Biometrics ASA and Ræder. Such services include, among other things, shareholder contact, strategic discussions with existing and prospective partners, customers and suppliers, organizational issues, and other projects from time to time. As consideration for such services, Mr. Opstad is entitled to receive a fee per hour at the same level as partners at Ræder invoice us, and such fee is invoiced by Ræder. We paid Ræder for its services in the amount of $0.5 million for the year ended December 31, 2020. The amount in 2020 included, among other assignments, support to several private placements of shares.

Larry Ciaccia, the deputy chair of our board of directors, is the principal owner of Black River Advisors LLC, or Black River. On November 1, 2013, Black River entered into a service agreement with us, pursuant to which Black River assigned Mr. Ciaccia to provide certain consulting services to us in the areas of fingerprint imaging and recognition technology. Mr. Ciaccia has also served on our strategy advisory council, effective January 2014. The terms and conditions of this agreement apply solely to Mr. Ciaccia in his capacity as the principal of Black River. Under this agreement, Mr. Ciaccia is entitled to receive $50,000 per annum for the consulting services and $15,000 per annum for services performed by Mr. Ciaccia as a member of our strategy advisory council. In addition, Mr. Ciaccia is entitled to receive grants of subscription rights to purchase our ordinary shares in such amount and on such terms as may be agreed by the parties and approved by our board of directors. For the year ended December 31, 2020, we paid Mr. Ciaccia $65,000 under this agreement. We also granted Mr. Ciaccia subscription rights to purchase 600,000 ordinary shares on August 15, 2018 pursuant to the 2018 Plan at an exercise price NOK 5.10 per share. The 2018 subscription rights were cancelled and we made a replacement grant of the same quantity effective 17 June 2020 at subscription price NOK 1.71 per share. Such subscription rights vest by 1/3 annually over three years and expire on 15 May 2025. Either party may terminate the agreement upon a 90-day written notice.

Related Party Transaction Policy

We comply with Norwegian law regarding approval of transactions with related parties. We have adopted a Code of Conduct and Code of Ethics that sets forth our procedures for the review and approval or ratification of any not immaterial related party transactions. A related party is (i) any executive officer or director, (ii) a shareholder, a shareholder’s parent company or other beneficial owner who holds more than 5% of any class of our voting securities, and (iii) other persons as defined in the Norwegian Accounting Act and regulations promulgated thereunder and (iv) any of the immediate family members and any entity owned or controlled by such legal or natural persons as mentioned in the foregoing clauses.

Under the Code of Conduct and Code of Ethics and related policies, if a transaction is identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, it would be subject to approval by our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification.

In addition, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related party transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

All of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors to the extent required by, and in compliance with, Norwegian law.

Material transactions under which the fair market value of the obligations of the company at the time of conclusion exceeds 2.5% of the balance sheet amount of our last approved annual financial statement, which do not form part of the company’s ordinary course of business, shall be approved by the general meeting of shareholders. In assessing whether such threshold is met, all related party transactions in the same financial year shall be summarized.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

Our consolidated financial statements are appended at the end of this annual report, starting at page F-1, and are incorporated by reference herein.

Dividend Policy

We have never declared or paid any dividends on any class of our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. The declaration and payment of any future dividends will be subject to a resolution by the general meeting of shareholders with a simple majority upon a proposal from our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

Under the laws of Kingdom of Norway, among other things, a public limited liability company such as us may only distribute dividends to the extent it will have net assets covering the company’s share capital and other restricted equity after the distribution has been made. The calculation shall be made on the basis of the balance sheet in the company’s last approved financial statements, provided, however, that it is the registered share capital at the time of decision that applies. Further, extraordinary dividend payments may be resolved based upon an interim balance sheet prepared no more than six (6) months prior to the date of resolution.

In the amount that may be distributed, a deduction shall be made for (i) the aggregate nominal value of treasury shares held by the company, (ii) credit and collateral pursuant to Sections 8-7 and 8-10 of the Norwegian Public Limited Companies Act, dated June 13, 1997 no. 45, or the Companies Act, with the exception of credit and collateral repaid or settled prior to the time of decision or credit which is settled by a netting in the dividend and (iii) other dispositions after the balance day which pursuant to law shall lie within the scope of the funds that the company may use to distribute dividend. Even if all other requirements are fulfilled, the company may only distribute dividend to the extent that it maintains a sound equity and liquidity post-distribution. See “Description of Share Capital and Articles of Association” for additional information.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

B.	Significant Changes

Not applicable

Item 9.	The Offer and Listing.

A.	Offer and Listing Details

Our ordinary shares have been listed for trading on the Oslo Børs under the symbol “IDEX” since March 12, 2010. Prior to that date, there was no regulated trading market for our ordinary shares. Our ADS have been listed on the Nasdaq Capital Market under the symbol “IDBA” since March 1, 2021. Prior to that date, there was no public trading market for our ADSs.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares have been trading on Oslo Børs under the symbol “IDEX” since March 12, 2010. Prior to that date, there was no regulated trading market for our ordinary shares. Our ADS have been listed on the Capital Market under the symbol “IDBA” since March 1, 2021. Prior to that date, there was no public trading market for ADSs.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in Exhibit 2.4 is incorporated herein by reference.

C.	Material Contracts

Supply Agreement with IDEMIA

On February 13, 2020, we entered into a framework supply agreement with IDEMIA France SAS, or IDEMIA. Pursuant to this agreement, we agreed to supply IDEMIA with certain of our fingerprint sensor components, fingerprint sensor modules and loaded firmware, including our TrustedBio technology, which is to be used in IDEMIA’s next-generation biometric payment cards.

Under the terms of this agreement, we are responsible for assisting IDEMIA in installing and integrating our products when they are delivered. When needed, IDEMIA may provide us with workspace in their offices for us to work alongside IDEMIA employees to successfully integrate our products into IDEMIA’s systems. We retain the intellectual property rights to the products we provide. We are also responsible for monitoring the risk of obsolescence of any components of our products.

IDEMIA may place orders for our products on an ongoing basis. IDEMIA placed its first order in September 2020. We have not generated revenue pursuant to this agreement as of the date hereof. In addition, to ensure that IDEMIA can obtain the products that they need from us, we agreed to place into escrow the materials and information needed to manufacture our products, and grant to IDEMIA a license to utilize these materials under certain conditions. The supply agreement runs for a term of three years, and automatically renews for one-year terms thereafter, unless either party terminates the agreement by prior written notice no later than thirty days prior to the expiry of the original three-year term.

Master Services Agreement with Bloomberg

On April 4, 2019, we entered into an agreement to provide services to, Bloomberg L.P., or Bloomberg. Under the initial statement of work, we agreed to provide Bloomberg with sensors, and in certain cases to modify the firmware of such sensors, such that the sensors may be integrated into Bloomberg’s technological infrastructure. We retain the rights to all our pre-existing intellectual property and any future intellectual property that we create. However, we have granted Bloomberg a non-exclusive, royalty-free license so that Bloomberg may use any deliverables that we provide to Bloomberg under the agreement. We began shipping units to Bloomberg’s subcontract manufacturer during the second quarter of 2020.

Under the terms of the agreement, we agreed to indemnify Bloomberg from all claims arising from or in connection with, among other things, our provision of services to Bloomberg, any material breach of the agreement, or any claim alleging infringement upon or misappropriation of any applicable intellectual property rights. The agreement will remain in effect, unless terminated by Bloomberg for cause with immediate effect or otherwise with 90 days’ prior written notice.

D.	Exchange Controls

Under current Norwegian foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a Norwegian resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in Norway are accredited intermediaries.

E.	Taxation

The following summary contains a description of material Norwegian and U.S. federal income tax consequences of the acquisition, ownership and sale of our ordinary shares or ADSs. This summary should not be considered a comprehensive description of all the tax considerations that may be relevant to the decision to acquire ADSs representing our ordinary shares.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own or are deemed to own ten percent or more of our shares (by vote or value); and

•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of ordinary shares or ADSs.

The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between the Norway and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs who is eligible for the benefits of the Treaty and is:

(1)	a citizen or individual resident of the United States;

(2)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(3)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)

a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•

at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).

For purposes of this test, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation, the equity of which we own, directly or indirectly, 25% or more (by value).

Based on our analysis of our income, assets, activities, and market capitalization, we do not believe we were a PFIC for our taxable year ended December 31, 2020. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS would not successfully challenge our position. Accordingly, in its legal opinion issued in connection with this listing, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisers as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless (1) such U.S. Holder makes a “qualified electing fund” election, or QEF Election, with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC, or (2) our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital gains, even if a U.S. Holder holds the ordinary shares or ADSs as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our subsidiaries.

If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not we make distributions, as capital gains, such U.S. Holder’s pro rata share of our net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of our earnings in excess of our net capital gains. However, a U.S. Holder can only make a QEF Election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not currently expect to provide such information in the event that we are classified as a PFIC.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We have applied to list our ADSs on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs are listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or ADSs at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the ordinary shares or ADSs over the fair market value of the ordinary shares or ADSs at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable stock.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable stock.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ordinary shares or ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisers regarding the requirements of filing such information returns under these rules.

Taxation of Distributions

Subject to the discussion above under “Passive Foreign Investment Company Rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment may not apply if we are treated as a PFIC with respect to the U.S. Holder. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars.

If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution. For foreign tax credit purposes, our dividends will generally be treated as passive category income.

Sale or Other Taxable Disposition of Ordinary Shares and ADSs

Subject to the discussion above under “Passive Foreign Investment Company Rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ordinary shares or ADSs are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to the ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the ordinary shares or ADSs.

Norway Taxation

General

The following is a summary of certain tax matters related to purchase, holding and disposal of our ordinary shares. The statements herein are, unless otherwise stated, based on the laws, rules and regulations in force in Norway as of the date of this report, and are subject to any changes in law occurring after such date. Such changes could possibly be made on a retrospective basis. Tax rates indicated below are applicable for the income year 2020. The tax legislation of the investor’s member state in the EEA or country of residence/incorporation and of the issuer’s country of incorporation may have an impact on the income received from the securities.

The following summary is of a general nature and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, own or dispose shares or subscription rights in our company. Furthermore, the summary only focuses on the shareholder categories explicitly mentioned below (individual shareholders and limited liability companies). Shareholders are advised to consult their own tax advisors concerning the overall tax consequences of their ownership of shares. The summary only addresses Norwegian tax laws.

Norwegian Shareholders

Taxation of dividends—Individual shareholders

Dividends distributed to Norwegian individual shareholders are taxable as general income. The taxable dividend, less a calculated tax-free allowance, is grossed up to 144%, which amount is taxed at the general income tax rate of 22% (resulting in an effective tax rate of 31.68%). The tax-free allowance shall be calculated on a share by share basis, and the allowance for each share will be equal to the cost price of the share, multiplied by a risk-free interest rate. This risk-free interest rate is set in January of the year following the income year. Any part of the calculated allowance one year exceeding the dividend distributed on the share will be carried forward to the following years and reduce the taxable dividend income. Unused allowance will also be included in the basis for calculating the tax-free allowance later years. The tax-free allowance is calculated for each calendar year and allocated solely to Norwegian individual shareholders holding shares at the expiry of the relevant income year.

Taxation of dividends—Corporate shareholders (Limited liability companies)

Dividends distributed to a shareholder, which is a limited liability company resident in Norway for tax purposes, or Norwegian corporate shareholders, and holding more than 90% of the shares and votes in the distributing company, are fully exempt from taxation. To other corporate shareholders 3% of the dividends shall be subject to general income tax at the 22% rate (resulting in an effective tax rate of 0.66%).

Taxation on realization of shares—Individual shareholders

Sale, redemption or other disposal of shares is considered a realization for Norwegian tax purposes. A capital gain or loss generated by a Norwegian individual shareholder through a disposal of shares is taxable or tax deductible in Norway. Such capital gain or loss is included in or deducted from the basis for computation of general income in the year of disposal. The gain is subject to tax and the loss is tax deductible irrespective of the duration of the ownership and the number of shares disposed of.

The capital gain is calculated on the consideration received less the cost price of the share and transactional expenses. The taxable gain, less any unused calculated tax-free allowance, is grossed up to 144%, which amount is taxed at the general income tax rate of 22% (resulting in an effective tax rate of 31.68%). The tax-free allowance for each share is equal to the total of any unused tax-free allowance amounts calculated for this share for previous years (see “—Taxation of dividends—Individual shareholders” above), which exceeded dividends distributed on this share. The calculated tax-free allowance may only be deducted in order to reduce a taxable gain calculated upon the realization of the share and may not be deducted in order to produce or increase a loss for tax purposes.

If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be disposed of, on a first-in first-out basis.

Taxation on realization of shares—Corporate shareholders (Limited liability companies)

Norwegian corporate shareholders are not subject to tax on capital gains related to realization of shares in a Norwegian company, and losses related to such realization are not tax deductible.

Taxation related to independent subscription rights—Individual shareholders

A Norwegian individual shareholder’s subscription for independent subscription rights is not subject to tax in Norway. Costs related to the subscription for independent subscription rights will be added to the cost price of the independent subscription right.

Exercise of independent subscription rights is not taxable; the cost price of the subscription right shall be added to the tax base of the shares acquired.

Sale and other transfer of subscription rights is considered as realization for Norwegian tax purposes. A capital gain or loss generated by a Norwegian individual shareholder through a realization of independent subscription rights is taxable or tax deductible in Norway. Such capital gain or loss is generally included in or deducted from the basis for computation of general income in the year of disposal. The general income grossed up to 144% and taxed at the rate of 22% (resulting in an effective tax-rate of 31.68%).

However, please note that the realized gains related to independent subscription rights granted to Norwegian employees as a consequence of their employment will be included in the basis for calculating their salary payments. Such salary payments are subject to taxation at a marginal tax rate of 46.4%. In addition, the employer will be obligated to pay social security contributions at a rate normally of 14.1%.

Taxation related to independent subscription rights—Corporate shareholders

A Norwegian corporate shareholder’s subscription for independent subscription rights is not subject to taxation in Norway. Costs related to the subscription for independent subscription rights will be added to the cost price of the independent subscription rights.

Norwegian corporate shareholders are generally exempt from tax on capital gains upon the sale or other realization of independent subscription rights to shares in a Norwegian company, and losses are not tax deductible.

Net wealth tax

The value of shares is included in the basis for the computation of wealth tax imposed on Norwegian individual shareholders. The marginal wealth tax rate is 0.85% of the value assessed. The value for assessment purposes for shares on Oslo Børs is 65% (from January 1, 2020) of the listed value as of January 1 in the year of assessment. Norwegian corporate shareholders are not subject to net wealth tax.

Inheritance tax

Effective January 1, 2020, there is no inheritance tax in Norway.

Non-Resident Shareholders

This section summarizes Norwegian tax rules relevant to shareholders who are not resident in Norway for tax purposes, or Non-resident shareholders. Non-resident shareholders’ tax liabilities in their home country or other countries will depend on applicable tax rules in the relevant country.

Taxation of dividends

Dividends distributed to shareholders who are individuals not resident in Norway for tax purposes, or Non-resident individual shareholders, are as a general rule subject to withholding tax at a rate of 25%. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. The withholding obligation lies with the company distributing the dividends.

The above generally applies also to shareholders who are limited liability companies not resident in Norway for tax purposes, or Non-resident corporate shareholders. However, dividends distributed to Non-resident corporate shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax, provided the shareholder genuinely is established and conducts business activity within the EEA.

Non-resident individual shareholders resident within the EEA area are subject to ordinary withholding tax, but entitled to apply for a partial refund of the withholding tax, equal to a calculated tax-free allowance similar to the calculated allowance used by Norwegian individual shareholders, ref above.

Nominee registered shares will be subject to withholding tax at a rate of 25% unless the shareholder has fulfilled specific documentation requirements and the nominee has obtained approval from the Norwegian Tax Administration for the dividend to be subject to a lower withholding tax rate. Non-resident shareholders that have suffered a higher withholding tax than set out by an applicable tax treaty or the Norwegian Tax Act may apply to the Norwegian tax authorities for a refund of the excess withholding tax deducted.

If a Non-resident shareholder is carrying on business activities in Norway, and the shares are effectively connected with such activities, the shareholder will be subject to the same taxation as Norwegian shareholders, as described above.

Taxation on realization of shares or independent subscription rights

Realization of shares or independent subscription rights by a Non-resident individual or corporate shareholder will not be subject to taxation in Norway unless the Non-resident shareholder is holding the shares or warrants in connection with the conduct of a trade or business in Norway, in which case the tax treatment is as described for Norwegian shareholders.

Net wealth tax

Shareholders not resident in Norway for tax purposes are not subject to Norwegian net wealth tax. Foreign individual shareholders can however be taxable if the shareholding is effectively connected to the conduct of trade or business in Norway.

VAT and transfer taxes

No VAT, stamp or similar duties are currently imposed in Norway on the transfer of shares whether on acquisition or disposal.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we intend to file with the SEC annual reports on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.idexbiometrics.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this report. We have included our website address in this report solely as an inactive textual reference.

The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as IDEX Biometrics ASA, that file electronically with the SEC.

With respect to references made in this annual report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I.	Subsidiary Information

Not required.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

Our transactions are commonly denominated in U.S. Dollars. However, we incur a portion of our expenses in other currencies, primarily British Pounds, Norwegian Krone, Euros and Chinese Yuan and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Excess cash and cash equivalents have been kept in Norwegian Krone. Starting 2021, excess cash and cash equivalents are held in US Dollar. We do not use forward exchange contracts to manage exchange rate exposure. A 10% increase in the value of the Norwegian Krone relative to the U.S. dollar or other currencies would have had a corresponding effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2020 and 2019. The amount would have been $0.7 million, $1.4 million respectively.

Interest Rate Risk

As of December 31, 2020 and 2019, we had cash and cash equivalents of $7.3 million and $14.1 million, respectively. Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates in Norway. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts with terms up to three months. We have not entered into investments for trading or speculative purposes. Our deposits would not gain or lose value on interest rate changes. Interest income would change with the interest rate.

We have no debt to financial institutions or other interest-bearing debt. Consequently we have no interest rate risk on debt.

Credit and Liquidity Risk

We have a relatively short commercial history and limited revenue in the periods presented. We do not believe we had significant credit risk relating to our trade receivables as of December 31, 2020 and 2019. Our cash and bank deposits are on deposit with financial institutions with a credit rating equivalent to the main Norwegian clearing banks. We have no debt to financial institutions. We maintain adequate bank balances to meet liabilities as they fall due through the second quarter of 2022 .

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 12.	Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 75 Ordinary Shares (or a right to receive 75 Ordinary Shares) deposited with Nordea Bank Norge, ASA, as custodian for the depositary in the Kingdom of Norway. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Norwegian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the ADSs and the deposit agreement, except with respect to its authorization and execution by us, which shall be governed by the laws of Norway.

When required in order to comply with applicable laws and regulations or the articles of association or similar document of ours (as in effect from time to time) or the rules and regulations of the Oslo Børs, the Nasdaq Stock Market LLC or of any other stock exchange on which the shares or ADSs are registered, traded or listed or any book-entry settlement system, we may from time to time request, and may from time to time request the depositary to request, certain information from you relating to: (a) the capacity in which you hold ADSs, (b) the identity of any Holders or other persons or entities then or previously interested in those American Depositary Shares and the nature of those interests, (c) if for any reason, the proportion of the shares you own reaches, exceeds or falls below the thresholds specified under Norwegian law and (d) any other matter where disclosure of such matter is, in our reasonable opinion, required for that compliance.

As an ADS holder, you agree to comply with the laws and regulations of United States and Norway (if and to the extent applicable) with respect to the disclosure requirements regarding beneficial ownership of shares, all as if the ADSs were the Shares represented thereby, including requirements to make notifications and filings within the required timeframes to us, the U.S. Securities and Exchange Commission, the Financial Supervisory Authority of Norway and any other authorities in the United States or in Norway

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Disclosure Controls and Procedures.

A.	Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level, having implemented the remediation actions described further below.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Stephen A. Skaggs is an “audit committee financial expert” as defined by SEC rules and regulations and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Our board of directors has determined that Mr. Skaggs is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.	Code of Conduct and Code of Ethics.

We have adopted a Code of Conduct and Code of Ethics applicable to all of our employees, senior management and directors. The Code of Conduct and Code of Ethics is available on our website at www.idexbiometrics.com.

Item 16C.	Principal Accountant Fees and Services.

The following table sets out the aggregate fees related to professional services rendered by our external auditor, Ernst & Young AS, for the fiscal years 2020 and 2019:

	Year Ended December 31,
	2020	2019
Audit services	$243	$476
Audit-related services	—	—
Tax services	—	8
Other services	12	5

	$255	$489

Audit fee is defined as the fee for standard audit work that must be performed every year in order to issue an opinion on our Consolidated financial statements and to issue reports on the statutory financial statements. It also includes other audit services, which are services that only the independent auditor can reasonably provide, such as the auditing of non-recurring transactions and the application of new accounting policies and limited reviews of quarterly financial results.

Audit-related fees include other assurance and related services provided by auditors, but not limited to those that can only reasonably be provided by the external auditor who signs the audit report, that are reasonably related to the performance of the audit.

Tax and Other services fees include services, if any, provided by the auditors within the framework of the Sarbanes-Oxley Act, i.e. certain agreed procedures.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to Norwegian requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We follow Norwegian corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•

We do not intend to comply with Nasdaq Rule 5605(b)(1), which requires that our board of directors be comprised of a majority of independent directors. Such requirements are not required under the laws of Norway. However, the Code of Practice recommends that the majority of the board of directors be independent of the company’s executive personnel and material business contacts, and that at least two of the members of the board of directors be independent of the company’s main shareholders. Therefore, we do make an assessment of the independence of our directors under Norwegian corporate governance practices and have concluded that the majority of our directors are independent based upon those standards.

•

We do not intend to follow Nasdaq Rule 5605(d)(1) regarding the compensation committee charter or Nasdaq Rule 5605(d)(2) regarding compensation committee composition. Such requirements are not required under the laws of Norway. However, we do maintain a compensation committee in line with Norwegian law. See the section entitled “Item 6.C. Board Practices—Committees of Our Board of Directors—Compensation Committee” for additional information.

•

We do not intend to follow Nasdaq Rule 5605(e)(1)(A) with respect to having director nominees selected by independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate or Nasdaq Rule 5605(e)(2) regarding the adoption of a formal written charter or board resolution, as applicable, addressing the nominations process. Such requirements are not required under the laws of Norway. However, we do maintain a nomination committee in line with Norwegian law. The establishment of our nomination committee was resolved by our annual general meeting on May 15, 2012, in accordance with the Code of Practice, and the guidelines for such committee were resolved and adopted by the same annual general meeting, which guidelines address the nominations process, among other things. See the section entitled “Item 6.C. Board Practices—Committees of Our Board of Directors—Nomination Committee” for additional information.

•

We do not intend to comply with Nasdaq Rule 5610, which requires disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under the laws of Norway. In Norway, only a limited number of shareholder decisions require unanimity, which effectively imposes a quorum requirement of 100% on such decisions.

•

We do not intend to follow Nasdaq Rule 5635 regarding shareholder approval requirements in connection with certain corporate actions, such as a change of control of the company. However, under Norwegian law, any issuance of shares requires shareholder approval or must be resolved by the board of directors in accordance with a board authorization from the general meeting of shareholders. Shareholder approval is also required for share-based compensation to the board of directors and certain major agreements between the company and an affiliated party.

We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-30 of this annual report.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit		File Date

1.1*	Amended and Restated Articles of Association of IDEX Biometrics ASA

2.2***	Deposit Agreement	F-6	333-250744	(a	)	11/20/20

2.3***	Form of American Depositary Receipt	F-6	333-250744	(a	)	11/20/20

2.4*	Description of Share Capital and Articles of Association

2.5*	Description of American Depositary Shares

4.1†***	IDEX Biometrics ASA 2020 Subscription Rights Incentive Plan	F-1	333-250186	10.1		11/19/20

4.2†***	IDEX Biometrics ASA 2020 Employee Share Purchase Plan	F-1	333-250186	10.2		11/19/20

4.3***	Supply Agreement, by and between IDEX Biometrics ASA and IDEMIA France SAS, dated as of February 13, 2020	F-1	333-250186	10.3		11/19/20

4.4#***	Master Services Agreement, by and between IDEX Biometrics ASA and Bloomberg L.P., dated as of April 4, 2019	F-1	333-250186	10.4		11/19/20

4.5***	Form of Indemnity Agreement between the registrant and its executive officers and directors	F-1	333-250186	10.5		11/19/20

8.1***	Subsidiaries of IDEX Biometrics ASA[3]	F-1	333-250186	21.1		11/19/20

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

III-1

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young AS, the registrant’s independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
***	Previously filed.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

III-2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IDEX BIOMETRICS ASA

By:	/s/ Vincent Graziani
Name:	Vincent Graziani
Title:	Chief Executive Officer

Date: April 23, 2021

III-3

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of IDEX Biometrics ASA

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial positions of IDEX Biometrics ASA (the Company) as of December 31, 2020 and 2019, the related consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2001.

Oslo, Norway

April 23, 2021

CONSOLIDATED FINANCIAL STATEMENTS

IDEX Biometrics ASA

Consolidated Statements of Profit and Loss (In thousands, except per share amounts)

		Year Ended December 31,
	Note	2020	2019	2018
Revenue:
Product		$1,013	$159	$268
Service		82	265	172

Total revenue	3	1,095	424	440
Operating expenses:
Purchases, net of inventory variation		275	62	185
Payroll expenses	4	17,672	21,750	19,770
Research and development expenses	5, 6	1,895	4,385	5,631
Other operating expenses	20	5,936	4,641	3,919
Amortization and depreciation	10,11,12	1,719	1,633	842

Total operating expenses		27,497	32,471	30,347

Loss from operations		(26,402)	(32,047)	(29,907)
Finance income		26	135	134
Finance cost	18	(477)	(351)	(411)

Loss before tax		(26,853)	(32,263)	(30,184)
Income tax benefit (expense)	8	99	(160)	(41)

Net loss for the year		$(26,754)	$(32,423)	$(30,225)

Loss per share, basic and diluted	9	$(0.03)	$(0.05)	$(0.06)

Consolidated Statements of Comprehensive Income

		Year Ended December 31,
	Note	2020	2019	2018
Net loss for the year		$(26,754)	$(32,423)	$(30,225)
Other comprehensive income that may be reclassified to profit (loss) in subsequent periods:
Foreign currency translation adjustment		670	(662)	(455)

Total comprehensive income (loss) for the period (net of tax)		$(26,084)	$(33,085)	$(30,680)

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA

Consolidated Statements of Financial Position (In thousands)

	Note	December 31, 2020	December 31, 2019
Assets
Non-current assets:
Goodwill	10	$968	$941
Intangible assets	10	2,442	2,605
Property, plant and equipment	11	1,667	2,013
Right-of-use assets	12	1,016	1,375
Non-current receivables		75	152

Total non-current assets		6,168	7.086
Current assets:
Inventory	19	859	686
Trade receivables	17	487	31
Prepaid expenses		1,031	769
Other current receivables	17	1,163	772
Cash and cash equivalents	13	7,298	14,126

Total current assets		10,838	16,384

Total assets		$17,006	$23,470

Equity and liabilities
Paid-in capital:
Share capital (NOK 0.15 par value per share, 832,146,748 and 717,988,732 shares issued and outstanding at December 31, 2020 and 2019, respectively.		$17,251	$15,445
Share premium		3,608	197,639
Other paid-in capital		18,664	15,903

Total paid-in capital	15,16	39,523	228,987
Foreign currency translation effects		(12,322)	(12,992)
Accumulated loss		(14,687)	(198,183)

Total equity		12,514	17,812
Non-current liabilities:
Deferred tax liabilities	8	—	31
Non-current lease liabilities	12	327	610

Total non-current liabilities		327	641
Current liabilities:
Accounts Payable	18	631	463
Income tax payable	8	—	129
Current lease liabilities	18	731	788
Public duties payable		320	357
Other current liabilities	18	2,483	3,280

Total current liabilities		4,165	5,017

Total liabilities		4,492	5,658

Total equity and liabilities		$17,006	$23,470

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA

Consolidated Statements of Changes in Equity (In thousands)

	Share Capital	Share Premium	Other Paid-in Capital	Foreign Currency Translation Effect	Accumulated Loss	Total Equity
Balance at December 31, 2017	$12,467	$165,618	$10,404	$(11,875)	$(135,535)	$41,079
Share issuance	29	801	—	—	—	830
Share-based compensation	5	—	2,949	—	—	2,954
Loss for the year	—	—	—	—	(30,225)	(30,225)
Other comprehensive income	—	—	—	(455)	—	(455)

Balance at December 31, 2018	12,501	166,419	13,353	(12,330)	(165,760)	14,183

Share issuance	2,940	31,220	—	—	—	34,160
Share-based compensation	4	—	2,550	—	—	2,554
Loss for the year	—	—	—	—	(32,423)	(32,423)
Other comprehensive income	—	—	—	(662)	—	(662)

Balance at December 31, 2019	15,445	197,639	15,903	(12,992)	(198,183)	17,812

Share issuance	1,729	16,219	—	—	—	17,498
Share-based compensation	77	—	2,761	—	—	2,838
Loss for the year	—	—	—	—	(26,754)	(26,754)
Allocation of share premium	—	(210,250)	—	—	210,250	—
Other comprehensive income	—	—	—	670	—	670

Balance at December 31, 2020	$17,251	$3,608	$18,664	$(12,322)	$(14,687)	$12,514

Refer also to Note 15 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA

Consolidated Statements of Cash Flow (In thousands)

		Year Ended December 31,
	Note	2020	2019	2018
Operating activities
Profit (loss) before tax		$(26,853)	$(32,263)	$(30,184)
Amortization and depreciation expense	10,11,12	1,719	1,633	842
Share-based compensation expense	4	2,755	2,531	2,969
Change in inventories	19	(139)	470	(112)
Change in accounts receivable	17	(414)	8	26
Change in accounts payable	18	141	(124)	252
Change in other working capital items		(618)	895	(280)
Other operating activities		579	43	119
Interest expense		(27)	103	103
Other financial items		—	(238)	(314)
Taxes paid		(437)	(226)	(196)

Net cash flow from operating activities		(23,294)	(27,168)	(26,775)

Investing activities
Purchases of property, plant and equipment	11	(152)	(850)	(1,104)
Purchases of intangible assets	10	(181)	—	—
Payments of non-current receivables	17	75	(6)	—
Interest received		26	135	134

Net cash flows from investing activities		(232)	(721)	(970)

Financing Activities
Net proceeds from issue of shares	15,16	18,731	34,164	835
Payments on lease liabilities	12	(793)	(675)	—
Payment related to a financed asset purchase	18	(500)	(500)	—
Net cash flow from financing activities		17,438	32,989	835

Net change in cash and cash equivalents		(6,088)	5,100	(26,910)
Effect of foreign exchange rate changes		(740)	(609)	(274)
Opening cash and cash equivalents balance		14,126	9,635	36,819

Cash and cash equivalents at December 31	13	$7,298	$14,126	$9,635

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share amounts)

1. Nature of the Business and Basis of Presentation

IDEX Biometrics ASA and subsidiaries (collectively “IDEX” or the “Company”) is a biometrics company specializing in the design, development and sale of fingerprint identification and authentication solutions. The Company’s fingerprint sensors and biometric solutions are used in touch-free smart cards, including payment cards, and electronic devices. IDEX Biometrics ASA (the “parent company”) is a public limited liability company incorporated in 1996 in Norway. The address of the head office is Dronning Eufemias gate 16, NO-0191 Oslo, Norway. IDEX Biometrics ASA’s shares are listed at Oslo Børs, the stock exchange in Oslo with ticker code IDEX. IDEX Biometrics ASA ADSs have been listed on the Nasdaq Capital Market in New York since March 1, 2021. Each ADS represents 75 IDEX shares and the ticker code is IDBA.

IDEX is comprised of the parent company and its subsidiaries in the United States of America, IDEX Holding Company Inc. and IDEX America Inc. (“IDEX America”), the United Kingdom (UK), IDEX Biometrics UK Ltd. (“IDEX UK”), and the People’s Republic of China, IDEX Electronics (Shanghai) Co., Ltd. (“IDEX China”). All subsidiaries are wholly-owned. The parent company holds all intellectual property of IDEX and is party to all customer and manufacturing partner agreements. The subsidiaries provide various services to the parent company, mainly within the technical development, supply-chain administration, and customer interfacing and marketing functions.

The consolidated financial statements of IDEX have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. The consolidated financial statements have been prepared on a historical cost basis. The going concern assumption has been applied when preparing the financial statements. The company has adequate working capital to meet its operating commitments for at least twelve months from the date of this report. The company’s board of directors confirms that the conditions for the going concern assumption are met.

The consolidated financial statements for the year ended December 31, 2020 were approved by the board on April 20, 2021.

2. Summary of Significant Accounting Policies Changes in accounting policies

IFRS 3 Business Combinations

The amendments to IFRS 3, issued in October 2018 and effective from 1 January 2020, introduce clarification to the definition of a business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, and they narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs. The amendments also establish an optional test to identify a concentration of fair value that, if applied and met, would lead to the conclusion that an acquired set of activities and assets is not a business. IDEX has implemented the amendments effective from 1 January 2020. The amendments are applied for relevant transactions that occur on or after the implementation date but have no effect on the financial statements prior to the implementation. Other changes in standards did not have any material impact on the financial statements.

Standards and interpretations issued but not yet effective:

IDEX does not expect that any newly issued, but not yet effective standards, amendments and interpretations will have a significant impact on the consolidated financial statements or notes for IDEX’s current activity and assets but may affect the accounting for future transactions or arrangements. IDEX will implement the new standards and interpretations as they become effective.

Significant accounting judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses, and disclosures. The judgments, estimates and related assumptions have been based on management’s best understanding of the situation, knowledge of past and recent events, experience and other factors which are considered reasonable under the circumstances. Actual results may deviate from such assumptions. Estimates and underlying assumptions are evaluated continuously.

Significant accounting judgments for IDEX

Intangible assets: Research costs are expensed as incurred. IDEX’s patents and other intellectual property rights created by IDEX are capitalized and held in the consolidated statements of financial position only when they satisfy the criteria for capitalization. No development costs have been capitalized in 2020 or 2019, thus all development costs and internal costs related to the creation of intellectual property have been expensed as incurred. Acquired intangible assets are capitalized at the price allocated to the various assets based on estimated fair value. Intangible assets are amortized over their useful lives. An assessment of impairment losses on non-current assets is made when there is an indication of a decrease in value. Goodwill is tested at minimum annually. If an asset’s carrying amount is higher than the asset’s recoverable amount, an impairment loss will be recognized in the consolidated statements of profit and loss. The recoverable amount is the higher of the fair value less costs to sell and the discounted cash flow from continued use. The fair value less costs to sell is the net amount that can be obtained from a sale to an independent third party. The recoverable amount is determined separately for each asset. Impairment losses recognized in the consolidated statements of profit and loss for previous periods are reversed when such is evidenced. Reversal is limited to the lower of the updated recoverable amount and the carrying amount that would have been recognized had no impairment losses been recognized for the asset in prior years. Impairment charges on goodwill are not reversed.

Inventory: Raw materials, which are part of the trade or manufacturing flow in the sense that the item is embedded in or otherwise becomes a part of the physical delivery to the customer (work in process and finished goods) are inventoried. Materials and components for research or development are expensed at the time of purchase and not included as inventory. Inventory is held at the lower of cost and net realizable value, less impairment, if any. The determination of net realizable value is subject to judgment, as reselling components may not be easily achieved, and the Company’s finished goods are part of a new market with varying margins.

Significant accounting estimates for IDEX

Share based compensation: IDEX estimates the fair value of incentive subscription rights (SRs) at the grant date by using the Black-Scholes option pricing model. The valuation is based on share price and exercise price, share price volatility, interest rates and duration of the SRs, and assumptions of staff attrition and the likelihood of early exercise. The share-based compensation is expensed as earned over the vesting period. The accrued cost of the employer’s social security tax on the earned intrinsic value of the SRs is calculated at each consolidated statement of financial position date

Impairment evaluation of goodwill: Goodwill amounts to the fair value of the consideration for the assets less the capitalized value of the identifiable assets and any impairment charges, if any. Impairment testing of goodwill is based on the estimated fair value or the value in use of the business. The Company considers the relationship between its market capitalization (recoverable amount) and its carrying amount, among other factors, when reviewing for indicators of impairment. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the forecast for the next five years. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Financial risk, market risk and capital management

The business risk may be summarized in five points: (i) IDEX has to date earned insufficient revenues compared to costs. IDEX has reported accumulating losses and expects future losses in the short term. (ii) IDEX’s business plan assumes revenue from products which IDEX has traded commercially in large volumes but not in mass production volumes. (iii) Revenue from IDEX’s products depends, among other things, on market factors, which are not controlled by IDEX. (iv) Competitive products may outperform IDEX’s product offering. (v) Some of IDEX’s intended markets remain immature and all are undergoing rapid technological changes.

IDEX’s trade receivables and other receivables have moderate to low credit risk.

IDEX does not actively manage liquid funds, which means that funds are placed in floating-interest rate bank accounts. Investments in property, plant and equipment are only made when mandatory for the needs of the core business. IDEX has been funded by equity since 2010. IDEX will prepare and implement comprehensive capital management and funding policies as and when needed.

Market risk arises from the Company’s exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the currencies IDEX operates in, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of December 31, 2020, IDEX had cash and cash equivalents of $7.3 million. The Company’s exposure to interest rate sensitivity is impacted primarily by changes in the underlying bank interest rates in Norway. IDEX’s cash and cash equivalents are invested in interest-bearing savings accounts. The Company has not entered into investments for trading or speculative purposes. Due to the conservative nature of IDEX’s investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of its portfolio, and therefore the Company does not expect its operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

IDEX’s transactions are commonly denominated in U.S. dollars. However, the Company incurs a portion of its expenses in other currencies, primarily British pounds, Norwegian krone, Euros and Chinese yuan and is exposed to the effects of these exchange rates. IDEX seeks to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies, with cash being kept in Norwegian krone. The Company does not use forward exchange contracts to manage exchange rate exposure. A 10% increase in the value of the Norwegian krone relative to the U.S. dollar or other currencies would not have had a material effect on the carrying value of IDEX’s net financial assets and liabilities in foreign currencies at December 31, 2020.

Credit and Liquidity Risk

IDEX has a relatively short commercial history and limited revenue in the periods presented. The Company does not believe it had significant credit risk relating to its trade receivables as of December 31, 2019 and 2020.

IDEX’s cash and bank deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main Norwegian clearing banks. IDEX invests its liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. The Company has no debt to financial institutions and maintains adequate bank balances to meet liabilities as they fall due through for at least twelve months from the date of this report.

COVID-19

The future progression of the pandemic and its effects on the Company’s business and operations are uncertain. The Company continues to monitor the potential impact of COVID-19 on its business and consolidated financial statements. Effective March 2020, all travel and face-to-face meetings ceased and most staff were asked to work from home. Staff that needed to work at an IDEX facility did so in compliance with local government guidelines. There have not been any significant delays in development projects. However, the pandemic has caused certain customer delays in the short-term, including contact-related activities such as biometric card pilots. In addition, the company took actions during the pandemic to reduce costs and the cash burn rate, including temporary payroll reductions which have now been restored.

Significant accounting policies

Consolidation

The Company’s consolidated financial statements comprise IDEX Biometrics ASA and companies in which IDEX Biometrics ASA has a controlling interest. Controlling interest means that IDEX is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany transactions, balances, revenues and expenses and unrealized internal profit or losses are eliminated upon consolidation.

Revenue

Revenue from contracts with customers is recognized upon satisfaction of the performance obligations for the transfer of goods and services. The revenue amounts that are recognized reflect the consideration to which IDEX is entitled to. Service revenue from services is recognized over time pursuant to the terms and conditions in the agreements. Payment for delivery of products and services is generally due within 30-45 days from delivery or occasionally due in advance. The Company does not have any significant financing components or obligations for warranties, returns, or refunds.

When a contract contains multiple, distinct performance obligations, the transaction price is allocated to each performance obligation based on relative stand-alone selling prices. The Company has historically had directly observable stand-alone selling prices in such contracts. In contracts covering both services and sale of products, the Company has evaluated the development service and the sale of products as distinct performance obligations.

Sale of products: The Company sells completed biometric fingerprint sensors or modules to its customers. Each sensor or module contains embedded software. The hardware and the embedded software are interdependent – that is, each needs the other to provide the intended function to the customer. Revenue is recognized at the point in time in which the customer obtains control of the products, which normally is when title passes at point of delivery, based on the contractual terms of the agreements.

Development and other engineering services: The Company provides development and engineering services to its customers. Revenue from services is recognized over time, where progress and recognition of services performed is measured based on completion of multiple results-based substantive contractual milestones and acceptance clauses being met. The variable consideration related to these milestones and acceptance clauses meets the criteria to be constrained from the transaction price until the related uncertainty is resolved, when it is probable that a significant reversal of revenue will not occur.

Trade receivables

A receivable is recognized for the unconditional consideration that is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company uses the simplified approach measuring expected credit losses.

Purchases, net of inventory variation

Purchases, net of inventory variation, primarily consist of the cost of raw materials, contract manufacturing, and transportation, net of inventory variation.

Foreign currencies

The Company’s consolidated financial statements are presented in U.S. dollars. IDEX elected to change its presentation currency from Norwegian krone (NOK) to U.S. dollars with effect from January 1, 2020. This change was made as the Company expanded its global investor base and became listed on the U.S. OTC market, and began preparations for a listing on the Nasdaq Capital Market. Figures have been re-presented from January 1, 2018 to reflect the change in presentation currency. The change in presentation currency does not impact the valuation of assets, liabilities, equity or any ratios between these measures.

The functional currency for the foreign subsidiaries is their local currency. Assets and liabilities in foreign operations, including goodwill and fair value adjustments, are translated into U.S. dollars, being the Company’s presentation currency, using the exchange rates on the consolidated statement of financial position date. Equity transactions in the parent company, whose functional currency was NOK through December 31, 2020, has been converted to the presentation currency using the historical exchange rates for each transaction date. Income and expenses are translated into U.S. dollars using the average exchange rates for the period presented, with certain significant transactions translated using the rate on the transaction date.

Foreign exchange differences arising on translation from functional currency to presentation currency are recognized separately in other comprehensive income (OCI). Translation differences previously recognized in comprehensive income are reversed and recognized in the net result of the year if and when the foreign operations are disposed of.

Research and development (R&D) expenses

Research costs are expensed as incurred. Development expenses that do not meet the criteria of capitalization are expensed as incurred. Development expenses are capitalized when it is probable that IDEX will realize future economic benefits from the asset, IDEX has committed itself to complete the asset, the technically feasibility of completing the asset has been demonstrated, and that the cost can be measured reliably. The assets are amortized over their expected useful life once the asset is available for use. Maintenance and training costs are expensed as incurred. Research and development expenses consist primarily of consumed materials costs and certain outsourced development costs. Payroll costs related to research and development employees are classified as payroll expenses as opposed to research and development expenses on the consolidated statements of profit and loss.

Property, plant and equipment

Property, plant and equipment is held at cost less accumulated depreciation and impairment charges. When assets are sold or retired the assets are derecognized. Any gain or loss on the sale or retirement is recognized in the consolidated statements of profit and loss.

The capitalized amount of property, plant and equipment is the purchase price including freight, installation, duties, taxes and direct acquisition costs related to making the asset ready for use. Costs related to training and commissioning are expensed as incurred. Subsequent costs, such as repair and maintenance expenses, are recognized in the consolidated statements of profit and loss as incurred. Subsequent enhancements giving future economic benefits are recognized in the consolidated statements of financial position as additions to property, plant and equipment.

The assets are depreciated using the straight-line method over each asset’s useful life. The depreciation period and method are assessed each year to ensure that the method and period used is consistent with the status of the non-current asset. The same applies to the residual value.

Intangible assets and goodwill

Acquired identifiable intangible assets are held at cost less accumulated amortization and impairment charges. Goodwill recognized is the difference between the consideration paid and net value of identifiable assets acquired and held, less impairment charges.

Impairment of intangible assets, fixed assets and other non-current assets

An assessment of impairment losses on non-current assets is made when there is an indication of a decrease in value. Goodwill is tested at minimum annually. If an asset’s carrying amount is higher than the asset’s recoverable amount, an impairment loss will be recognized in the consolidated statements of profit and loss. The recoverable amount is the higher of the fair value less costs to sell and the discounted cash flow from continued use. The fair value less costs to sell is the net amount that can be obtained from a sale to an independent third party. The recoverable amount is determined separately for each asset. IDEX has one operating segment, fingerprint imaging and recognition technology.

Impairment losses recognized in the consolidated statements of profit and loss for previous periods are reversed when such is evidenced. Reversal is limited to the lower of the updated recoverable amount and the carrying amount that would have been recognized had no impairment losses been recognized for the asset in prior years. Impairment charges on goodwill are not reversed.

Inventory

Inventory, consisting of raw materials, work in progress and finished goods, is held at the lower of average full acquisition cost and net realizable value.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

Accounts payable

Payables are carried at amortized cost. The interest element is disregarded if it is insignificant.

Finance cost

Finance cost consist of interest expenses and net currency losses.

Finance income

Finance income consist of interest income.

Provisions

Provisions are recognized when and only when the Company has a present obligation (legal or constructive) as a result of events that have taken place and it is more probable than not that a financial settlement will take place as a result of the event(s), and that the amount can be measured reliably. Provisions are reviewed on each consolidated statement of financial position date and the amount adjusted to the best estimate of the liability.

When the effect of time is significant, the provision is measured at the present value of future payments. Any increase in the provision due to time is recorded as interest expense.

Income taxes

The income tax expense consists of the tax payable and changes in deferred tax. Deferred tax has been calculated at the applicable tax rate on the temporary differences between the recorded and tax values, as well as on any tax loss carryforward at the consolidated statement of financial position date. Any temporary differences increasing or decreasing tax that will or may reverse in the same period, have been netted.

A deferred tax asset will be recognized when it is probable that the Company will have a sufficient profit for tax purposes to apply the tax loss carryforward. At each consolidated statement of financial position date, IDEX reviews its deferred tax assets and the amount to be recognized or not. The Company recognizes an unrecognized deferred tax asset to the extent that is has become probable that the Company can utilize the deferred tax asset. Similarly, the Company will reduce its deferred tax asset to the extent that it can no longer utilize it. Deferred tax and deferred tax assets are calculated at the expected future tax rates. The effect of time is not taken into account.

Other taxes

Any other taxes such as turnover taxes, and other taxes that are unrelated to taxable income or profit, are reported on the other operating expense line of the consolidated statements of profit and loss, and not on the income tax line.

Contingent liabilities and assets

Contingent liabilities are possible liabilities resulting from past events whose existence depends on future events, liabilities that are not recognized because it is not probable that they will lead to an outflow of resources, and liabilities that cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the consolidated financial statements but will be disclosed in the notes as appropriate.

Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes if it is probable that a benefit will accrue to IDEX.

Share-based compensation

Subscription rights granted to employees and others are recognized as equity-settled share-based compensation, with the employer’s tax cost recognized as a cash-settled element. The cost of equity-settled compensation is the fair value at grant, which is charged to the consolidated statements of profit and loss as earned over the vesting period(s). The fair value is determined using the Black-Scholes option pricing model. The accrued employer’s tax liability is calculated on the earned intrinsic value of the subscription rights. The liability is remeasured at each consolidated statement of financial position date.

Leasing agreements, rentals

Where the Company is the lessee, management is required to make judgments about whether an arrangement contains a lease, the lease term and the appropriate discount rate to calculate the present value of lease payments.

If the rate implicit in the lease cannot be readily determined, management uses the incremental borrowing rate, which represents the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated) and, as such, included within lease liabilities.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and is within the lessee’s control, for example, when significant investment in the facility is made which has a useful life beyond the current lease term.

In the consolidated statements of cash flows, the cash payments for the principal are classified within cash flows from financing activities. The interest portion of the lease liability is classified within cash flows from operating activities.

Loss per share

Loss per share is calculated by dividing the loss for the period by the weighted average number of ordinary shares outstanding over the course of the period. Loss per share fully diluted is calculated based on the result for the year divided by the average number of shares fully diluted. Dilutive shares are not assumed to have been issued if their effect is anti-dilutive.

Cash flow

The consolidated statements of cash flow have been prepared by the indirect method with cash flows classified in operating, investing and financing activities.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, the grant is recognized as a reduction in expense.

Segment reporting

IDEX manages its operations as a single segment for the purposes of assessing performance and making operating decisions. IDEX operates as one operating segment, fingerprint imaging and recognition technology. IDEX has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on an aggregated basis for the purposes of allocating resources and assessing financial performance. The Company’s revenue has historically come from a limited number of customers. During 2020, the top two customers accounted for approximately 81% and 4% of the Company’s revenue, respectively, in 2019, the top two customers accounted for 69% and 10% of revenue, respectively. In 2018, the top three customers accounted for 39%, 36% and 13% of revenue, respectively.

Revenue from contracts with customers by geographical area

IDEX has business operations in four countries. All sales revenues are recorded at IDEX Biometrics ASA, the Norwegian parent company. Sales by geographic region in Note 3 – Revenues from contracts with customers, are based on the country of the entity being billed for products and/or services.

Non-current operating assets by country

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Non-current operating assets:
Norway	$4,014	$4,256	$4,072
United States	1,313	1,648	1,451
United Kingdom	723	1,025	180
China	118	5	7

Total:	$6,168	$6,934	$5,701

Non-current operating assets for this purpose consist of property, plant and equipment, right-of-use assets, goodwill and other intangible assets.

3. Revenues from contracts with customers

The balances of trade receivables at December 31, 2020 and 2019 were $487 and $31, respectively. There were no contract asset or contract liability balances at December 31, 2020 or 2019.

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Product Revenue:
Europe, Middle East and Africa	$952	$47	$159
Americas	5	5	3
Asia-Pacific	56	107	106

Total product revenue	1,013	159	268

Service Revenue:
Europe, Middle East and Africa	2	—	—
Americas	77	265	169
Asia-Pacific	3	—	3

Total service revenue	82	265	172

Total Revenue	$1,095	$424	$440

4. Payroll expenses and compensation

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Salary, payroll tax, benefits, other	$14,917	$19,219	$16,801
Share-based compensation	2,755	2,531	2,969

Total	$17,672	$21,750	$19,770

The entities in the group provides health and other insurances generally in line with common practice in their respective jurisdictions.

The parent company provides a contribution-based pension insurance plan for all its employees. The plan satisfies the Norwegian mandatory service pension rules (obligatorisk tjenestepensjon, OTP). The contribution is 2% and 10% of the employee’s annual eligible salary. The pension plan is a fully insured, defined contribution plan.

Employees of IDEX America may participate in an insured health, dental and vision plan. IDEX America also offers employer-funded plans for life insurance, short-term disability and long-term disability. IDEX America does not offer or plan to offer any pension plans, except for a 401(k) defined contribution plan.

IDEX China contributes to the mandatory social security plans in China, including contribution of 21% of eligible salary to each employee’s personal retirement fund. The pension contribution is included in the social security cost.

IDEX UK contributes between 4% and 6% of basic salary to employees enrolled in IDEX UK’s pension plan, subject to the employee contributing the same percentage through a salary sacrifice arrangement. The contribution satisfies the UK automatic enrollment rules. The pension plan is a fully insured, defined contribution plan.

In 2020, IDEX had two share-based compensation programs: Incentive subscription rights (SRs), and an employee share purchase plan (ESPP). In 2019, the company operated only an SR program. The notional cost of SRs is based on the fair value of SRs at grant. The cost is expensed over the vesting period per tranche of grant, which means the cost is front-loaded over the full duration. The expense is non-cash, and the same amount is added to equity. The potential employer’s tax liability is calculated on the intrinsic value of the pro-rata earned subscription rights at year end, and the net change from the year before is expensed or reversed. Upon exercise, the notional cost remains as recognized, while actual employer’s tax, if any, on exercise is recognized by the relevant entity when incurred. The cost of ESPP is the discount from the fair market value on the date the shares are subscribed for, and the price paid by the employee. This cost is recognized by the parent company on the subscription date. Any related employer’s tax is recognized on the date the employer’s tax is incurred, which date varies by jurisdiction and employee disposition.

Compensation of Key Management

Key management consisted of the CEO, CFO and CTO in 2020, and CEO, CFO, CIO and CTO in 2019. Note there was a change of CEO in 2020 and a change of CFO in 2019. The following amounts were recognized as an expense in the periods. Employers’ tax is not included:

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Short-term employee benefits	$906	$1,367	$1,405
Medical and similar benefits, contributions to pension schemes	66	52	26
Share-based compensation	449	840	1,616

Total compensation of key management	$1,421	$2,259	$3,047

Subscription rights to shares held by key management under the subscription rights incentive plans have the following expiry dates and exercise prices:

			Number outstanding as of December 31,
Grant Date	Expiry Date	Exercise Price (NOK per share)	2020	2019	2018
September 15, 2014	May 7, 2019	4.45			350,000
February 26, 2016	May 12, 2020	8.10			375,000
August 10, 2016	May 11, 2021	7.79	—	775,000	500,000
November 9, 2016	May 11, 2021	6.59	—	1,400,000	1,400,000
February 24, 2017	May 11, 2021	6.59	—	750,000	750,000
August 9, 2017	May 12, 2022	7.76	—	515,000	830,000
February 21, 2018	May 12, 2022	4.67	—	4,500,000	4,500,000
May 9, 2018	May 9, 2023	4.28	—	2,250,000	3,000,000
August 14, 2019	May 9, 2024	1.65	2,327,800	3,774,000	—
February 26, 2020	May 9, 2024	1.11	5,000,000	—	—
June 17, 2020	May 15, 2025	1.71	1,125,000	—	—

Compensation paid to the board of directors is presented in Note 7.

5. Research and development (R&D) expenses

Research costs are expensed when incurred. Development costs are capitalized and held in the balance sheet only if they satisfy the criteria for capitalization. The same applies to IDEX’s patents and other intellectual property rights created by IDEX. IDEX has not capitalized any development costs in 2020, 2019 or 2018. Development costs related to creation of intellectual property have been expensed when incurred. Grants to research and development are credited against costs.

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Gross R&D expenses	$4,196	$4,953	$6,245
Government grants credited to cost	(2,301)	(568)	(614)

Net R&D expenses	$1,895	$4,385	$5,631

6. Government grants

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Norway—SkatteFunn	$506	$568	$614
UK—R&D relief grant for SME	1,795	—	—

Total	$2,301	$568	$614

The Norwegian SkatteFunn support for research and development is delivered through the tax administration. The scheme is a direct, cash grant to pre-approved research and development projects, subject to approved annual or completion reports to the Research Council of Norway, as well as audited confirmation of costs. The recognized amount in 2020 represents IDEX’s claim based on the cost of the approved project applications. The 2019 grant was received in 2020.

The UK R&D grant for small and medium-sized enterprises is also a grant scheme that is administered through the tax system. IDEX has in 2020 claimed research and development grants in the UK relating to 2017, 2018 and 2019, and accrued the expected grant for 2020. The 2017-2019 grants were received in 2020.

7. Related Party Transactions

The Company’s significant shareholders, board members and management, as well as related parties of these are considered related parties.

Compensation of key management has been disclosed in Note 4.

There were no overdue balances with any related parties at the end of 2020, 2019 or 2018. See also Note 17.

Board

Board remuneration is paid in arrears after being approved by the shareholders, normally at the annual general meeting of the parent company. The following board compensation has been paid in 2020, 2019 and 2018:

	Year Ended December 31, 2020
	Cash Compensation	Shared-based Compensation	Total
	(in thousands)
Morten Opstad, chair	$40	$—	$40
Lawrence John Ciaccia, deputy chair (1)	38	—	38
Deborah Davis (2)	10	36	46
Hanne Hovding	32	—	32
Stephen A. Skaggs	4	34	38

	$124	$70	$194

	Year Ended December 31, 2019
	Cash Compensation	Shared-based Compensation	Total
	(in thousands)
Morten Opstad, chair	$43	$—	$43
Lawrence John Ciaccia, deputy chair	34	—	34
Deborah Davis	7	34	41
Hanne Hovding	16	23	39
Andre James MacLeod (3)	7	34	41
Stephen A. Skaggs (4)	—	—	—

	$107	$91	$198

	Year Ended December 31, 2018
	Cash Compensation	Shared-based Compensation	Total
	(in thousands)
Morten Opstad, chair	$20	$25	$45
Lawrence John Ciaccia, deputy chair	2	45	47
Deborah Davis	—	47	47
Hanne Hovding	37	—	37
Andre James MacLeod	10	35	45

	$69	$152	$221

(1)	Mr. Ciaccia is a member of the Compensation Committee since 2019
(2)	Ms. Davis is chair of the Compensation Committee since 2019
(3)	Mr. MacLeod left the board on May 9, 2019
(4)	Mr. Skaggs was elected to the board on May 9, 2019

Following the annual general meeting of IDEX on May 15, 2020, board members Deborah Davis and Steve Skaggs elected to receive part of the board remuneration in shares. Board member Deborah Davis acquired 227,073 shares against payment of NOK 0.15 per share, instead of $30 of the board remuneration. Ms. Davis took the remainder of the board remuneration in cash. Board member Steve Skaggs acquired 214,909 shares against payment of NOK 0.15 per share, instead of $28 of the board remuneration. Mr. Skaggs took the remainder of the board remuneration in cash.

The chair of the board is a partner at Advokatfirmaet Ræder AS. The law firm provided services to the Company amounting to $477 in 2020, $470 in 2019 and $333 in 2018. The recognized amounts include accruals for services received but not yet billed.

Lawrence John Ciaccia, who was elected board member at the annual general meeting on May 12, 2015, has served on IDEX’s Strategy Advisory Committee (SAC) since January 2014 and continues his tenure on the SAC. Mr. Ciaccia also provides consulting services to IDEX. The combined fee for SAC service and consulting services amounted to $65 in 2020, $65 in 2019 and $65 in 2018.

Since 2016, former board member Andrew MacLeod had provided consulting services beyond board duty to IDEX. The fees amounted to $26 in 2019 and $73 in 2018. Mr. MacLeod’s service agreement ended on March 27, 2019, and he left the board on May 9, 2019.

Subscription rights to shares held by the board members under the subscription rights incentive plans have the following expiry dates and exercise prices. For further information refer to Note 16 for the plans. These grants have been made to the board members in their capacity of service providers beyond board duty and not as board compensation.

			Subscription rights outstanding as of December 31,
Grant Date	Expiry Date	Exercise Price (NOK per share)	2020	2019	2018
February 26, 2016	May 12, 2020	8.10	—	—	500,000
August 15, 2018	May 9, 2023	5.10	—	600,000	600,000
June 17, 2020	May 15, 2025	1.71	600,000	—	—

The subscription rights granted on August 15, 2018 were replaced the grant on June 17, 2020 as part of a board approved SR exchange.

8. Income tax expense

The major components of income tax expense for the years ended are:

Tax expense (benefit) for the year	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Taxes payable on the result of the year	$44	$160	$41
Adjustment in respect to prior years	(112)	—	—
Change in deferred tax asset/liability	(31)	—	—

Income tax expense (benefit)	$(99)	$160	$41

Specification of deferred tax	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Employer’s tax on share-based compensation	$(216)	$(3)	$—
Fixed Assets	675	62	(52)
Inventory	(213)	(1,154)	(853)
Accruals US	(1,144)	—	—
US SME credits, net	(1,787)	—	—
Losses carried forward	(225,951)	(193,497)	(164,537)

Basis for deferred taxes	(228,636)	(194,592)	(165,632)
Calculated net deferred tax income, local tax rates 5-22%	51,251	(42,772)	(36,365)
Unrecognized deferred tax asset *	(51,251)	42,803	36,391

Deferred tax liability in the balance sheet	$—	$(31)	$(26)

Reconciliation of tax expense (benefit)	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Result (loss) before tax	$(26,853)	$(32,263)	$(30,184)

Norway statutory tax rate of 22%	(5,908)	(7,412)	(7,127)
Difference in local tax rates from 22%	22	160	41
Tax on permanent differences	389	640	571
Effect on deferred tax from change in future tax rate from 23%	—	—	1,763
Adjustment in respect to prior years	(112)	—	—
Change in deferred tax asset not recognized on December 31 **	5,510	6,772	4,793

Actual tax expense (benefit)	$(99)	$160	$41

*

The accumulated unrecognized deferred tax assets amounting to $45,132 and $42,772 at December 31, 2020 and 2019, respectively, are related to tax losses carry forward in Norway and the UK. IDEX Biometrics ASA has not generated taxable profits in prior years. At December 31, 2020 there was not sufficiently convincing evidence that sufficient taxable profit will be generated, against which the unused tax losses could be applied. Consequently, no deferred tax asset has been recognized. There are no restrictions as to how long tax losses may be carried forward in Norway.

**	The change in deferred tax asset not recognized contains foreign currency exchange effects on the loss carry forward in Norway, denominated in NOK.

There are no deferred tax charges to other comprehensive income in 2020, 2019, or 2018.

9. Loss per share

The loss per share is calculated by dividing the profit or loss for the period by the weighted average number of ordinary shares outstanding in the year. The profit (loss) per fully diluted share shall be calculated based on the result for the year divided by the weighted average number of fully diluted shares. The effects of potentially dilutive ordinary shares are not included in the calculation of diluted EPS because their effect would be anti-dilutive.

	Year Ended December 31,
	2020	2019	2018
Net loss for the year (in thousands)	$(26,754)	$(32,423)	$(30,225)

Number of ordinary shares issued at December 31	832,146,748	717,988,732	544,314,537

Weighted average basic number of ordinary shares	767,069,645	598,392,108	542,795,969
Assumed exercise of share equivalents	6,323,417	1,759,991	321,955

Weighted average diluted number of shares	773,393,062	600,152,099	543,117,924

Basic and diluted loss per share in the year	$(0.03)	$(0.05)	$(0.06)

10. Intangible assets

Goodwill activity consisted of the following during 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in thousands)
Cost at the beginning of the year	$941	$951
Additions	—	—
Disposals at cost	—	—
Impact of currency translation	27	(10)

Cost at the end of the year	$968	$941

There is only one cash generating unit in the Company and goodwill is allocated to this. IDEX performed the annual impairment test on December 31, 2020. The Company considers the relationship between its market capitalization (recoverable amount) and its carrying amount, among other factors, when reviewing for indicators of impairment. The recoverable amount has been determined based on the fair value of the equity of IDEX. Based on the 2020 assessment, no impairment charge has been made. There were no reasonable possible changes to any key assumptions that would cause an impairment.

Other intangible asset (patents) activity consisted of the following during 2020 and 2019

	Year Ended December 31,
	2020	2019
	(in thousands)
Amortization period (straight-line, in years)	10 - 17	10 - 17
Cost at the beginning of the year	$4,835	$4,919
Additions	181	—
Disposals at cost	—	(33)
Impact of currency translation	157	(51)

Cost at the end of the year	$5,173	$4,835

Accumulated Amortization at the beginning of the year	$2,230	$1,839
Amortization and impairment	396	415
Accumulated impairment of disposed items	—	(6)
Impact of currency translation	104	(18)

Accumulated Amortization at the end of the year	2,731	2,230

Carrying amount at the end of the year	$2,442	$2,605

Patents acquired in earlier years have been capitalized and are amortized over the estimated useful life, which is the lifetime of the respective patent(s).

11. Property, plant and equipment

The significant subsets of property, plant and equipment has the following activity during 2020 and 2019:

2020 (In USD thousands)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at 31 December 2019	$812	$701	$2,076	$3,589
Additions	21	6	125	152
Impact of currency translation	22	3	16	41

Accumulated cost at 31 December 2020	855	710	2,217	3,782

Accumulated depreciation at 31 December 2019	$104	$453	$1,019	$1,576
Depreciation	119	115	275	509
Impact of currency translation	13	4	13	30

Accumulated depreciation at 31 December 2020	236	572	1,307	2,115

Carrying amount at 31 December 2020	$619	$138	$910	$1,667

2019 (In USD thousands)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at 31 December 2018	$160	$686	$1,997	$2,843
Additions	664	86	100	850
Disposals at cost	(13)	(73)	(26)	(112)
Impact of currency translation	1	2	5	8

Accumulated cost at 31 December 2019	812	701	2,076	3,589

Accumulated depreciation at 31 December 2018	$61	$373	$725	$1,159
Depreciation	56	152	312	520
Accumulated depreciation of disposed items	(13)	(73)	(23)	(109)
Impact of currency translation	—	1	5	6

Accumulated depreciation at 31 December 2019	104	453	1,019	1,576

Carrying amount at 31 December 2019	$708	$248	$1,057	$2,013

There were no assets under construction at the end of 2020 or 2019.

12. Leases

The Company’s leases are office and laboratory space. Activity during 2020 and 2019 related to right-of-use assets was as follows. There are no amounts related to 2018 because IFRS 16 – Leases was implemented effective 2019:

Right-of-use assets

	Year Ended December 31,
	2020	2019
	(in thousands)
Depreciation period (straight-line, in years)	3-5	3-5
Cost at the beginning of the year	$2,081	$1,140
Additions	417	910
Impact of currency translation	45	31

Cost at the end of the year	$2,543	$2,081

Accumulated Depreciation at the beginning of the year	$706	$—
Depreciation	810	698
Impact of currency translation	11	8

Accumulated Depreciation at the end of the year	1,527	706

Book value at the end of the year	$1,016	$1,375

Costs related to right-of-use assets included in the consolidated statements of profit and loss include the following:

Leases in the statements of income

	Year Ended December 31,
	2020	2019
	(in thousands)
Depreciation	$810	$698
Finance cost	63	50

Lease liabilities included in the consolidated statements of financial position and related activity in the consolidated statements of profit and loss and consolidated statements of cash flows include the following:

Leases in the statements of financial position

	2020	2019
	(in thousands)
Balance at January 1	$1,398	$1,140
Additions	317	846
Accretion of interest	136	87
Payments	(793)	(675)

Balance at December 31	1,058	1,398

Non-current	327	610
Current	731	788

Total lease liabilities	$1,058	$1,398

13. Cash and cash equivalents by currency were as follows:

	Year Ended December 31,
	2020	2019
	(in thousands)
Denominated in NOK	$5,298	$11,799
Denominated in USD	1,295	1,823
Denominated in GBP	532	352
Denominated in CNY	173	152

Total	$7,298	$14,126

Of the amounts above, employees’ withheld payroll tax deposits amounted to $21 and $44 at the end of 2020 and 2019, respectively. Only the withheld payroll tax deposits were restricted. Deposits for facilities rent or utilities have not been included in cash equivalents.

14. Restricted assets

For certain facilities, the Company has placed an amount corresponding to about 3 months’ rent and allocations of its leasehold facilities in escrow accounts in the landlord’s name for the benefit of the respective landlords. Such escrow accounts and other deposits amounted to $75 at the end of 2020 and $152 at the end of 2019.

No other assets have been pledged as security or are otherwise restricted.

15. Share capital

There is one class of shares, and all shares have equal rights and are freely negotiable. The share capital is fully paid in. The par value of the shares is NOK 0.15 per share. IDEX does not hold any of its own shares.

Number of shares
Balance at December 31, 2017	542,383,105
Share issue (in lieu of cash board compensation)	300,182
Exercise of incentive subscription rights on several dates	1,631,250

Balance at December 31, 2018	544,314,537

Private placement of shares on February 27th	53,437,500
Share issue on May 31st	236,695
Private placement of shares on December 2nd	55,425,407
Private placement of shares on December 24th	64,574,593

Balance at December 31, 2019	717,988,732

Private placement of shares on May 11th	65,341,413
Share issue on May 29th	441,982
Share issue on July 1st	4,318,523
Private placement of shares on November 9th	42,528,181
Employee Share Purchase Plan on December 2nd	1,527,917

Balance at December 31, 2020	832,146,748

Costs related to share issuance have been charged against equity and amounted to $689 in 2020, $899 in 2019 and $4 in 2018.

16. Share-based compensation

Incentive subscription rights

IDEX has the practice of renewing its incentive subscription rights program at each annual general meeting, when the preceding program is closed for further grants and a new program opened. In 2020, the board granted incentive subscription rights to employees and individual contractors under the 2019 program in the period January 1—May 14, 2020 and made grants under the 2020 program in the period May 15—December 31, 2020.

Under the 2020 subscription rights-based incentive program approved at the annual general meeting on May 15, 2020, the board may grant up to 71,798,873 incentive subscription rights, but limited in such a way that the total number of subscription rights outstanding under all programs may not exceed 10 percent of the number of shares. The subscription rights may be granted to employees and individual contractors performing similar work in IDEX. The exercise price shall be, at minimum, the higher of the average closing price of the IDEX shares on ten trading days preceding the date of the grant, or the closing price of the IDEX shares on the trading day preceding the date of the grant. Unless resolved otherwise by the board, 25 percent of each grant of subscription rights vest per year. The annual vesting dates are the latest of the following dates before the date of grant of the subscription rights; (i) January 15, (ii) April 15, (iii) July 15 or (iv) October 15. The subscription rights lapse on the fifth anniversary after the annual general meeting that approved the program. Grants under programs for prior years have similar pricing rules, vesting schedules and durations. Unvested subscription rights terminate on the holder’s last day of employment. Vested subscription rights may be exercised up to 90 days after the holder’s last day of employment. There are no cash settlement alternatives.

Replacement of subscription rights

On June 17, 2020 the Board approved a subscription rights (SR) replacement plan whereby employees could replace existing incentive SRs under the 2016-2018 SR plans that were of no value, with SRs under the 2020 SR plan. On October 2, 2020 a combined total of 25,962,800 incentive subscription rights under the Company’s 2020 Subscription Rights Incentive Plan were issued. The exercise price of the Replacement SRs is NOK 1.71 per share, and 1/3 of the Replacement SRs vest on April 15, 2021, 2022 and 2023. All replacement SRs expire on May 15, 2025.

	Number of Subscription Rights	Weighted Average Exercise Price (in NOK)
Outstanding as of December 31, 2018	34,471,050	5.52
Granted	20,414,143	1.38
Exercised	—	—
Forfeited	(3,236,375)	4.34
Expired	(1,773,775)	5.27

Outstanding as of December 31, 2019	52,875,043	4.01
Granted	36,414,800	1.62
Exercised	(52,150)	1.65
Cancelled	(25,962,800)	5.40
Forfeited	(4,363,500)	4.28
Expired	(2,567,300)	7.32

Outstanding as of December 31, 2020	56,344,093	1.66

Subscription Rights exercisable as of December 31, 2020	5,024,700	3.03
Subscription Rights exercisable as of December 31, 2019	13,783,275	6.13

	Number of Subscription Rights	Weighted Average Fair Value (in NOK)
Subscription Rights granted in 2020	36,414,800	0.79
Subscription Rights granted in 2019	20,414,143	0.79

The fair value of the subscription rights granted in the year has been calculated using the Black-Scholes option pricing model applying the following assumptions in 2020 and 2019:

	Year Ended December 31,
	2020	2019	2018
Exercise price (NOK)	1.10 – 1.80	0.15 – 3.88	4.28 –5.12
Weighted average per share	1.62	1.38	4.55
Weighted average actual share price at date of grant (per share)	1.42	1.49	4.55
Expected duration up to (years)	4.77	4.93	4.93
Weighted average (years)	2.96	3.21	3.32
Volatility of share price based on share price history (percent)	78 – 113	63 – 80	48 – 66
Weighted average risk-free interest rate	0.354	1.16	1.16
Expected dividend payment	0	0	0
Actual population of subscription rights holders	No attrition	No attrition	No attrition

Outstanding and vested incentive subscription rights at 31 December 2020 and 2019:

As of December 31, 2020					As of December 31, 2020
Outstanding Subscription Rights					Vested Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration	Weighted Average Remaining Time to Vest (in years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration (in years)
0.00 – 0.50	4,938,543	0.15	3.36	0.54	—	—	—
0.50 – 1.00	868,100	0.71	3.36	1.34	217,025	0.71	3.35
1.00 – 1.50	5,542,500	1.11	3.36	1.79	—	—	—
1.50 – 2.00	42,245,000	1.70	4.10	1.35	2,843,925	1.65	3.35
3.50 – 4.00	208,00	3.70	3.36	0.87	52,000	3.70	3.02
4.00 – 4.50	1,339,450	4.28	1.04	0.14	871,750	4.28	1.01
5.00 – 5.50	660,000	5.09	2.12	0.05	620,000	5.09	2.11
7.50 – 8.00	467,500	7.76	0.86	0.12	363,750	7.76	0.87
8.00 – 8.50	75,000	8.42	1.37	0.07	56,250	8.42	1.36

Total	56,344,093	3.82	1.66	1.24	5,024,700	3.03	2.59

As of December 31, 2019
Outstanding Subscription Rights					Vested Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration	Weighted Average Remaining Time to Vest (in years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (in NOK)	Weighted Average Remaining Duration (in years)
0.00 – 0.50	4,938,543	0.15	4.36	1.54	—	—	—
0.50 – 1.00	1,253,700	0.71	4.36	2.29	—	—	—
1.50 – 2.00	12,138,200	1.65	4.36	2.04	—	—	—
3.50 – 4.00	896,500	3.82	3.71	1.63	—	—	—
4.00 – 4.50	11,022,200	4.28	3.14	0.91	2,987,300	4.28	2.96
4.50 – 5.00	5,160,000	4.67	2.37	0.78	1,290,000	4.67	2.36
5.00 – 5.50	6,265,900	5.09	3.16	0.93	2,338,475	5.09	3.03
6.50 – 7.00	3,975,000	6.59	1.33	0.28	2,406,250	6.59	1.30
7.50 – 8.00	5,075,000	7.77	1.84	0.35	3,135,000	7.78	1.73
8.00 – 8.50	1,970,000	8.24	1.11	0.16	1,446,250	8.21	0.86
9.00 – 9.50	105,000	9.23	0.27	—	105,000	9.23	0.27
9.50 – 10.00	75,000	9.85	0.37	—	75,000	9.85	0.36

Total	52,875,043	4.01	3.15	1.13	13,783,275	6.13	2.09

Employee Share Purchase Plan

The ESPP was approved by the 2020 annual general meeting. Under the ESPP, IDEX employees may contribute up to 20% of the annual base salary. The contribution periods are March-May, June-August, September-November, and December-February. On the first trading day after the close of a contribution period, employees purchase new issue shares at 85% of the lower of the closing share price at the first and last trading day of the contribution period. The shares are restricted for three months.

The first contribution period under the program was September-November 2020. On December 1, 2020, IDEX issued 1,527,917 shares at NOK 1.43 per share.

17. Receivables

Aging in 2020 and 2019 is as follows:

Year ended December 31, 2020

	Maturity
	Less than 3 months	3-6 months	6-12 Months	Total
Trade receivables	$460	$25	$2	$487
Other current receivables	303	303	557	1,163

	$763	$328	$559	$1,650

Year ended December 31, 2019

	Maturity
	Less than 3 months	3-6 months	6-12 Months	Total
Trade receivables	$31	$—	$—	$31
Other current receivables	203	—	569	772

	$234	$—	$569	$803

Trade receivables amounting to $5 were overdue and the loss had been accrued for at the end of 2020, same as at the end of 2019. There were no other provisions for expected credit losses in 2020 and 2019. No other receivables were overdue at the end of 2020 or 2019. IDEX had no contingent assets at the end of 2020 or 2019. The maximum exposure to credit risk at the reporting date is the carrying value of trade receivables. Other current receivables are comprised of VAT receivables and amounts due for R&D grants.

18. Payables and Financial Liabilities

The Company did not have any liabilities at December 31, 2020 or 2019 which represented debt to financial institutions. The company’s liabilities at December 31, 2020, and 2019 were as follows:

Year ended December 31, 2020

	Maturity
	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years	Total
Non-current lease liabilities	$—	$—	$—	$327	$—	$327
Accounts payable	631	—	—	—	—	631
Current lease liabilities	214	187	330	—	—	731
Other Current liabilities	1,619	121	527	—	—	2,267

	$2,464	$308	$857	$327	$—	$3,956

Year ended December 31, 2019

	Maturity
	Less than 3 months	3-6 months	6-12 months	1-5 years	More than 5 years		Total
Non-current lease liabilities	$—	$—	$—	$610		$—	$610
Accounts payable	463	—	—	—		—	463
Current lease liabilities	197	197	394	—		—	788
Other Current liabilities	1,260	1,624	393	—		—	3.277

	$1,920	$1,821	$787	$610	$		$5,138

Other current liabilities include accruals for earned compensation, earned vacation days not taken, potential employer’s tax on share-based compensation, and accruals for goods and services received but not yet invoiced by the supplier. Other current liabilities also included a deferred payable to the seller for patents acquired in 2014, in an amount of $500 in 2019.

The estimated employer’s tax liability related to share-based compensation amounted to $216 on December 31, 2020 and $3 on December 31, 2019. It will be due only if and when the incentive subscription rights are exercised. The exercise will, in all likely circumstances, fund the payable employer’s tax.

Interest expense including interest on lease liabilities in statement of profit and loss in finance expense was $63 in 2020 and $48 in 2019. In 2019 there was also $54 imputed interest on a deferred payment. Remaining amount of finance expense is net currency losses.

IDEX had no other significant current or non-current financial obligations at the end of 2020 or 2019. IDEX had no contingent liabilities at the end of 2020 or 2019.

19. Inventory

	December 31,
	2020			2019
	Cost	Reserves	Net	Cost	Reserves	Net
	(In thousands)
Raw materials	$460	$(114)	346	$796	$(513)	283
Work in progress	25	—	25	81	(70)	11
Finished goods	588	(100)	488	963	(571)	392

Total Inventory	$1,073	$(214)	$859	$1,840	$(1,154)	$686

Inventory, consisting mainly of fingerprint sensors which are manufactured for sale, is held at cost, which is less than recoverable value. Inventory value has been reduced to reflect aging, obsolescence and estimated shrinkage.

In 2020, 2019, and 2018, $32, $1,079, and $358, respectively, of materials used in new product development was charged to development expense.

20. Other Operating Expenses

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Sales and marketing activities	$764	$850	$193
Legal, audit, accounting and other services	2,906	1,618	1,036
IT expenses	1,621	1,367	1,247
Travel expenses	125	635	814
Other operating expenses	520	170	630

Total other operating expenses	$5,936	$4,641	$3,919

The main reason for the increase from 2019 to 2020 was legal, audit and other services in connection with the company’s listing on the Nasdaq which commenced on March 1, 2021.

21. Subsequent Events

On February 15, 2021 IDEX completed a private placement of shares raising $27.2 million before expenses. Approximately 83.2 million new shares were issued at NOK 2.75 per share. The placement was conducted by a book building with professional investors after market close. The shares have been issued.

On February 24, 2021, the board resolved to issue 934,900 incentive subscription rights (SRs) to IDEX employees. The grant was made under the Company’s 2020 SR plan as resolved at the annual general meeting on May 15, 2020. The exercise price of the SRs is NOK 3.10 per share. The subscription rights vest 25% per year and expire on May 15, 2025.

On March 2, 2021, the board resolved to issue 1,060,179 ordinary shares at NOK 1.83 per share to employees who participate in the Company’s Employee Share Purchase Plan (ESPP).

On March 9, 2021, the board resolved to issue 298,884 ordinary shares to IDEX employees who had exercised subscription rights. The average purchase price of the shares was NOK 0.72 per share.

Following the foregoing transactions, the company’s share capital is NOK 137,508,072.75 divided into 916,720,485 shares each with a nominal value of NOK 0.15 and there are a total of 57,032,259 SRs outstanding.