Form 20-F
period 2022-12-31
IDEX Biometrics ASA
filed 2023-04-26
CIK 1824036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Ordinary Shares: 1,166,326,584 shares outstanding as of December 31, 2022

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and IFRS as endorsed by the European Union. Our financial statements included in this Annual Report are presented in U.S. Dollars and, unless otherwise specified, all monetary amounts are in U.S. Dollars. All references in this Annual Report to “$,” “U.S. Dollars,” “Dollars” and “USD” mean U.S. Dollars and all references to “NOK” mean Norwegian Krone, the currency of our home country.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or Annual Report, contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial positions, business strategy, plans, and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•
our expectations regarding our revenue (including expectations with respect to revenue growth), expenses (including expectations with respect to research and development spending and various other expenses), and other operating results (including forecasts for volumes of product orders or shipments);
•
our ability to achieve or maintain market acceptance for our biometric technology and products;
•
our ability to continue as a going concern;
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
•
changes in applicable laws and regulations, including regulatory developments in Norway, the United States, the United Kingdom, China, and other jurisdictions;
•
unfavorable conditions in our industry and macroeconomic conditions, including worsening global economic conditions, disruptions to and volatility and uncertainty in the credit and financial markets, increases in inflation and interest rates, including any impacts from and the continuing effects of the COVID-19 pandemic and the military conflict involving Russia and Ukraine and sanctions related thereto; and
•
other risks and uncertainties, including those listed in this Annual Report.

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
•
there is significant doubt about our ability to continute as a going concern; if we are unable to raise capital when needed, we could be forced to delay, reduce, or terminate certain development activities or undertake other cost-reduction steps, including termination of employees, either of which could reduce our ability to execute our strategy, with potential harm to our business, operational performance, and financial position;
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
•
we are exposed to potentially significant supply chain risks, as we currently rely on one semiconductor manufacturer and a limited number of providers or assembly and test services for outsourced production of our products;
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

Our efforts to execute our strategy successfully may cost more and take longer than we anticipate. We generated revenue of $4.1 million and recorded a net loss of $32.7 million for the year ended December 31, 2022. We generated revenue of $2.8 million and recorded a net loss of $32.6 million for the year ended December 31, 2021.

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

Fingerprint authentication applications in the market segments we target are in the early stages of development. Because of this, we have experienced uncertain and lengthy sales cycles, as potential customers and other influential participants in the smart card industry have required, and likely will continue to require, exposure to, and education about, fingerprint authentication technologies, our solutions, and our value proposition. To address this, we expanded our marketing and sales staff in 2021 and our marketing spending in 2022. We expect our enhanced demand creation efforts will shorten sales cycles, but we cannot offer any assurances regarding the success of these efforts or the amounts and timing of customer orders.

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

We have a going concern risk.

We do not currently have the cash resources to fully meet our operating commitments for the next twelve months. This and the circumstances discussed in the previous risk factor represent a going concern risk.

Among other factors, our history of losses, limited revenue and negative cash flows from operations represent a going concern risk. As a result, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2022 as to the significant doubt about our ability to continue as a going concern. Our financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union, which contemplate that we will continue to operate as a going concern. Historically, we have been able to raise funds through private placements of shares, including private placements of shares that raised $15.1 million before expenses in 2022. We regularly review all strategic options to fund ongoing operations, research and development projects and working capital needs, including a capital raise. While we have been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future.

We are not certain whether or when we will generate sufficient operational cash flow to offset our costs and accelerate the expansion of our business, nor whether or when we will generate sufficient revenue to achieve or maintain profitability. Because we intend to continue pursuing our strategy of re-investing in our business in order to achieve expected revenue growth, we anticipate that additional capital will be required to fund such revenue growth (e.g., funding of increased working capital requirements). We will require additional funding to support future operating losses and subsequent expected growth. Our forecasts are based on complex assumptions that are subject to rapid change. These assumptions involve uncertainties and evolving circumstances, many of which are outside of our influence or control.

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

Our fingerprint authentication solutions are targeted at three emerging applications within the smart card market, financial payments, digital authentication/access control, and digital currency storage, all of which are in early stages of development. As such, it is difficult to predict the varying pace at which these applications will develop into defined market segments, how large the market segments could be, and to what extent we will successfully penetrate any such market segment, if at all.

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
•
all financial payment cards require approvals from the global operators of payment processing platforms, notably Mastercard, VISA, and China UnionPay, certifying that a new financial payment card meets platform-specific security, reliability, performance, and interoperability requirements, and obtaining such certification has been, and may continue to be, delayed due to challenges card manufacturers have experienced with completing development of biometric payment cards and scheduling their certification with the payment processing platforms and the testing laboratories on which they rely; and
•
because the added cost of incorporating fingerprint authentication in a financial payment card historically has been economically unjustifiable for many high-volume applications, we, since introducing the ISO ID-1 design in 2015, have aggressively addressed materials and manufacturing costs and, by 2021, with the introduction of our TrustedBio module, achieved a cost profile compelling to manufacturers of smart cards, and we continue our efforts to lower the costs of current and future solutions, although we cannot offer any assurances regarding our ability to do so, or the timing thereof.

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

Digital Authentication

We believe high value-add digital authentication applications across the access control market segment represent promising opportunities for our fingerprint authentication solutions. While this market segment shares the characteristics and challenges associated with the financial payments market segment, the competitive landscape for user authentication in access control applications is broader and more complex, with various alternative authentication methods available, delivered in numerous form factors across diverse applications. While we achieved FIDO (Fast Identity Online) Alliance certification for a fingerprint authentication solution in 2016, our penetration of this market segment to date has been limited. We attribute our slower than expected penetration of the access control market segment to:

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

A significant cost incurred by the end-customers of our manufacturing customers is associated with user enrolment (i.e., the process of imaging and storing a user’s fingerprint, in the form of a template, within the memory of the smart card, thereby enabling its use). We have developed a proprietary enrolment solution that can be delivered directly to users that consists of a disposable, sleeve-like electronic device, with a small battery, allowing for the capture of a user fingerprint and the activation of the smart card for that user. This convenient process allows the user to enroll wherever and whenever he or she might choose, but it adds costs to the deployment of smart cards incorporating fingerprint authentication. To address these costs and to further improve user experience, we are developing software-based enrolment solutions, for which we have protected intellectual property, to allow for enrolment over the user’s mobile phone or, specifically for enrolment of financial payment card users, through a point-of-sale terminal. However, we cannot predict whether or when we might complete such software-based enrolment solutions or whether such solutions will achieve widespread acceptance.

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

We have historically generated limited total revenue, and most of that revenue has been associated with a limited number of customers. During 2022, 2021, and 2020, one customer accounted for approximately 48%, 85%, and 81% of our revenue, respectively.

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

We also have experienced increased costs and expect further cost increases if supply chain conditions remain for a prolonged period, which we anticipate. Numerous industries dependent on the semiconductor and electronics supply chains have experienced supply shortages and delays, contributing to lower production, higher costs, and reduced efficiencies. We expect, based on the research of industry analysts and information from our suppliers, uncertainties associated with capacity utilization, lead times, delivery schedules, and costs will continue in 2023 and possibly future years. However, we cannot accurately predict when conditions in our supply chains will normalize or what the consequences for our business might be if such normalization does not occur when expected.

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

We believe our success has depended, and will continues to depend, on the talents and efforts of our executives and our highly skilled staff, including our engineering, sales, and administrative personnel. We believe we provide compensation, in the form of salaries, benefits, and share-based awards, consistent with comparable technology companies of our size, development stage, and industry focus. We also maintain a yearly performance-based, variable compensation plan, in which all full-time employees participate, directly tied to company-wide, departmental, and individual performance goals. However, total variable compensation paid for the last three years has not been a significant portion of cash compensation, representing, in aggregate, approximately 5%, 5%, and 4% of employee salaries paid for the years ended December 31, 2022, 2021, and 2020. Until we achieve certain levels of sustained revenue and profitability, such amounts of variable compensation likely will not be a significant portion of total compensation. As such, our variable compensation plan may not have the intended effects associated with motivating and retaining our employees.

As of December 31, 2022, all of our full-time staff (i.e., employees and permanent individual contractors) held subscription rights for the purchase of our Ordinary Shares. Our executives and other key contributors receive a significant portion of their total annual compensation in the form of subscription rights awards or, from time to time, other forms of share-based compensation. If the quoted price of our Ordinary Shares does not appreciate from the prices per share associated with the subscription rights outstanding, the value, if any, of those subscription rights, if and when exercised, may not be meaningful to holders of those subscription rights. If the quoted price of our Ordinary Shares does not increase, the holder’s perception of the potential value of his or her subscription rights may be insufficient to retain that holder as an employee or contractor. The loss of one or more important contributors, due to the perception that the current or future value of subscription rights awards is not sufficiently compelling to remain with us, could adversely affect our ability to execute our strategy, and we may not be able to find adequate replacements in a timely manner. Accordingly, we can provide no assurances that we will be able to retain the services of our executives or key contributors.

The COVID-19 pandemic could have an adverse impact on our business, operational performance, financial position, as well as the markets and communities in which we operate.

In response to the COVID-19 pandemic, many state, local, and national governments put in place quarantines, executive orders, shelter-in-place orders, and similar government orders and restrictions to control the spread of the virus. At the onset of the pandemic, we implemented a flexible work-from-home policy for employees and restricted travel. We will continue to monitor applicable regulations and the recommendations of public health professionals as we determine which actions are in the best interests of us and our employees.

We expect, based on the research of industry analysts and information from our suppliers, uncertainties associated with capacity utilization, lead times, delivery schedules, and costs will continue in 2023 and possibly future years. We cannot accurately predict when conditions in our supply chains will normalize or what the consequences for our business might be if such normalization does not occur when expected.

While the ultimate duration and impact of the COVID-19 pandemic on the global economy, our targeted market segments, and our business is difficult to assess or predict, the pandemic has resulted in, and may again result in, the disruption of global financial markets, potentially reducing our ability to access capital.

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

We will continue to monitor circumstances closely. While the pandemic may have increased end-user awareness of the hygienic benefits of contactless payment solutions, such as those enabled by our fingerprint authentication solutions, therefore possibly increasing demand for such solutions, the full impact of COVID-19 (or a similar health emergency) is difficult to predict, highly uncertain, with assumptions and estimates subject to change.

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
•
the relationships between China and western trading partners, notably the United States, do not improve or deteriorate further, possibly contributing to further trade restrictions, leading to inflationary and recessionary pressures in China and across the global economy; and
•
the war between Russia and Ukraine and the risk of escalation into a broader conflict does not abate, causing prolonged trade sanctions and other economic restrictions on Russia, potentially contributing to inflationary and recessionary pressures across the global economy. (We do not have personnel or customers in Russia or Ukraine.)

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
•
potentially longer inventory cycles, in the event our supply chain partners, which primarily are based in China, Taiwan, and South Korea, experience operational disruptions or are negatively affected by changes in international relations, trade policies or taxation;
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

Remote work has become more common and has increased risks to our information systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

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

To date, we have not experienced a security incident or similar event. Although we have implemented information security infrastructure, procedures, and controls designed to protect against these threats, there can be no assurance that these measures will be effective. Our systems remain vulnerable to an expanding variety of cybersecurity threats, including data theft, financial fraud, ransomware and similar third-party criminal activity, and computer viruses or similar operationally disruptive problems, given the pace at which such threats evolve. We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulneratbilities because the threats and techniques used to explot the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulneratbilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

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

We have received grants and subsidies in the past that we may not receive in the future.

We have received various grants and subsidies to fund our research and development programs from various funding organizations. Furthermore, the Company continues to engage in efforts to secure further grants and subsidies for the next development steps of its product candidates. There is no assurance that granting bodies and agencies will continue to provide grants or that our programs will continue to qualify for grants.

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

Our intellectual property rights cover individual inventions and complete systems ranging from fingerprint measurement principles, fingerprint processing and matching algorithms, image sensor designs, integrated circuit designs, card-not-present solutions, dynamic registration enrolment solutions, and integrated system solutions. We have filed applications to protect our intellectual property rights in many countries, including Norway, South Korea, the United Kingdom, the United States, and those of the European Union. As of December 31, 2022, we have been granted 175 patents and have 62 pending patent applications.

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

In the ordinary course of business, we process personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, and biometric identification information, although we do not copy or store any such data or sensitive information. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations relating to data privacy and security.

Many governments have adopted or are considering adopting laws and regulations regarding the processing of personal data, including biometric information, and notification procedures in the event of a breach of data security or other unintentional disclosure of such information. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the EU GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to 20 million euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Further, individuals may initiate litigation related to processing of their personal data. We also target customers in Asia and have an office in China, and, as such, may be subject to new and emerging data privacy regimes in Asia, including China’s PIPL, Japan’s Act on the Protection of Personal Information, and Singapore’s Personal Data Protection Act.

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

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain rights related to their personal data. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights Act of 2020 (“CPRA”), effective January 1, 2023, expands the CCPA’s requirements, including by adding a new right for individuals to correct their personal information and establishing a new California Privacy Protection Agency to implement and enforce the law, which could increase the risk of enforcement. Other states, such as Colorado, Connecticut, Virginia and Utah have passed comprehensive privacy laws and similar data privacy and security laws have been proposed and are being considered at the federal, state, and local levels in recent years, which could further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely.

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

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may become applicable to us. We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our fingerprint authentication solutions. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to change our business activities and practices or to modify our products and solutions, which could have an adverse effect on our business, operational performance, and financial position.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, certain countries outside Europe (e.g., China) have also passed or are considering laws requiring local data residency or otherwise impeding the transfer of personal data across borders, any of which could increase the cost and complexity of doing business.

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

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. Although we endeavor to comply with all applicable data privacy and security obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party processor to comply with applicable law, regulations, or contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others.

If we, or the third parties on which we rely, fail or are perceived to have failed to adequately address privacy concerns or comply with applicable privacy or data protection laws, regulations and policies, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-related claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial position, including but not limited to: loss of customers; interruptions in our business operations; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

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

As of December 31, 2022, the Company has a tax loss carryforward balance in Norway of 252.6 million, representing a potential deferred tax asset, if recognized and calculated at the current corporate tax rate of 22.0%, of $55.6 million. The Company has a tax loss carryforward balance in the United Kingdom of $3.4 million, representing a potential deferred tax asset, if recognized and calculated at the current corporate tax rate of 19.0%, of $0.6 million. The Company does not have any tax loss carryforward balance or deferred tax liability in China. In the USA, the Company has research and development credits amounting to $1.4 million, which may be applied to offset part of taxable income in future years. There are no restrictions as to the length of time tax losses may be carried forward in Norway and the United Kingdom. Tax rules may change and we cannot guarantee we will generate sufficient taxable profit in future periods that would allow us to recognize the value of the deferred tax asset on our Consolidated Statement of Financial Position. Nor can we guarantee that we ultimately will realize a tax benefit in any country in which he have tax loss carryforwards.

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

Certain executives, members of Board of Directors (“Board,” as a whole, and each member a “Director”), and beneficial owners of 5% or more of our Ordinary Shares, in aggregate beneficially owned approximately 21% of our issued and outstanding Ordinary Shares, as of March 31, 2023. (For a list of our Directors and Executive Officers, see "Item 6. Section A. Directors and senior management.") As a result, depending on the level of attendance at general meetings of our shareholders, these persons, acting together, would be able to significantly influence all matters requiring shareholder approval, including the election, re-election, and removal of Directors, any merger, scheme of arrangement, or sale of all or substantially all of our assets, other significant corporate transactions, and amendments to our Articles of Association. Accordingly, this concentration of ownership may harm the market price of our Ordinary Shares or ADSs by enabling the persons, acting as a group, to:

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
(i) a majority of our Executive Officers or Directors cannot be U.S. citizens or residents (see "Item 6. Section A. Directors and senior management" for a list of our Executive Officers and Directors),

(ii) more than 50% of our assets must be located outside the United States, and

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

We are an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we continue to meet the definition of an emerging growth company, we may utilize exemptions from various SEC reporting requirements applicable to other public companies, including exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We may take advantage of these exemptions until we no longer qualify as an EGC.

We will maintain our EGC status until the earliest of:

(a)
the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more;
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

Our Ordinary Shares have been traded on Oslo Børs since 2010, and we listed our ADSs on Nasdaq on March 1, 2021. Each ADS represents 75 Ordinary Shares. The average daily trading volume for our Ordinary Shares in 2022 was 4,942,583 shares (253 trading days). In contrast, the average daily trading volume for our ADSs for the same period was 1,539 ADSs (251 trading days), representing 115,392 Ordinary Shares.

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

We are not certain whether or when we will generate sufficient cash flow to offset our costs and accelerate the expansion of our business, nor whether or when we will generate sufficient revenue to achieve or maintain profitability. Because we intend to continue pursuing our strategy in order to achieve expected rapid revenue growth, we anticipate additional capital likely will be required to fund such revenue growth (e.g., funding of increased working capital requirements). However, if we do not meet our current performance forecast, we will require additional funding to support future operating losses.

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

At the extraordinary general meeting of shareholders on December 9, 2022, shareholders agreed to waive their pre-emptive subscription rights with respect to the authorization of our Board to increase capital through issuance of up to 116,632,658 Ordinary Shares. This authorization has not been used by the date of this Annual Report.

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

Based on our analysis of our income, assets, activities, and market capitalization, we do not believe we met the tests to be deemed a PFIC for our taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current, or future taxable years, as the determination of whether we are a PFIC is a fact-intensive determination, made on an annual basis, and the applicable IRC provisions are subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our Ordinary Shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income, which will depend on the transactions we enter into in the future, our corporate structure, and other considerations. The composition of our income and assets is also influenced by how, and at what pace, we spend the cash we raise through issuance of securities or borrowing. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (“IRS”), will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current, or future taxable year.

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

Our strategy has been and remains based on the development and commercialization of differentiated solutions for fingerprint authentication. Our technologies originated within SINTEF, the largest research organization in Scandinavia, which is affiliated with the Norwegian Institute of Technology. The Company’s initial focus was on the development and sale of swipe sensors for fingerprint authentication, targeting consumer applications such as user authentication for personal computers, personal digital assistants, and the then-emerging market for smart phones. We also pursued a licensing strategy, which would enable others to create and market their own products based on our intellectual property.

In 2013, IDEX acquired the assets and operations of PicoField Technologies, Inc., obtaining important intellectual property associated with touch (i.e., full fingerprint) sensors and adding biometric industry veterans to our design team. In 2015, we acquired the patent portfolio of Metadyne Software, a developer of highly efficient fingerprint algorithms. Both acquisitions contributed to advancing our development of fingerprint authentication solutions with differentiated characteristics.

In the latter half of the last decade, IDEX undertook a strategic pivot toward market segments and applications for which these differentiated characteristics provided demonstrable and sustainable competitive advantages. Our focus today is on smart cards, which present challenging form factors, demanding performance requirements, and extreme power limitations, for which our fingerprint authentication solutions are ideally suited. The International Standards Organization uses the term Integrated Circuit Card, or ICC, which essentially is the same type of card. This strategic pivot toward differentiation of a comprehensive solution is embodied in our latest offering, the TrustedBio family of fingerprint authentication modules.

We do not own or operate industrial manufacturing facilities, but operate as a “fabless” manufacturer, utilizing third parties for outsourced manufacturing, assembly, and test capabilities. Our capital expenditures for the years ended December 31, 2022, 2021, and 2020 were $267 thousand, $141 thousand, and $152 thousand respectively. As a fabless manufacturer, our capital expenditures primarily are for purchases of laboratory and test equipment related to product development, although we will acquire production equipment for use by our contract manufacturing service providers.

During 2022, 2021, and 2020, we raised, through private placements of our Ordinary Shares, gross proceeds of $15.6 million, $47.1 million, and $18.0 million, respectively. As of December 31, 2022, our accumulated losses totaled $303.4 million and the net equity amounted to $22.8 million. For further financial information, see “Item 5. Operating and Financial Review and Prospects.”

We have locations in Oslo, Norway (finance, and group administration), Farnborough, United Kingdom (marketing, systems engineering, quality, supply chain management, and human resources), Rochester, New York, United States (hardware engineering), Wilmington, Massachusetts, United States (software engineering, circuit design, and administration), and Shenzhen, China (systems engineering). Our sales and marketing resources are located in various countries, and the majority of these staff members are individual contractors because we do not have a legal presence in such countries.

Our headquarters are located at Dronning Eufemias gate 16, NO-0191 Oslo, Norway, which is also our registered office address, and our telephone number is +47 6783 9119. Our agent for service of process in the United States is IDEX Biometrics America Inc., with a registered address at 187 Ballardvale Street, Suite A260, Wilmington, MA 01887.

The SEC maintains an Internet site, https://www.sec.gov, containing reports, proxy information statements, and other information regarding issuers that file electronically with the SEC. Oslo Børs maintains a website (newsweb.oslobors.no) that contains reports and other filings, press releases and other disclosures that listed companies, such as IDEX Biometrics ASA, issue to the market. Our website address is www.idexbiometrics.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited herein is not part of this Annual Report.

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

Our extensive intellectual property portfolio, leveraging 175 patents awarded and 62 patents pending (as of December 31, 2022), across applicable jurisdictions worldwide, is a critical enabler of our strategy and competitive positioning.

From time to time, we may provide project-oriented engineering or design services to customers. We also license our intellectual property and software to third parties, although licensing currently does not contribute to our revenue.

A standard-format smart card, utilizing our fingerprint authentication solution, offered by First Abu Dhabi Bank and manufactured by our customer, IDEMIA France SAS

Our current product portfolio consists of fingerprint authentication modules, related software, and cardholder enrolment solutions. Our latest generation of fingerprint authentication device, introduced in 2020, the TrustedBio family of modules, is a single package solution consisting of our most advanced fingerprint imaging sensor and a proprietary application specific integrated circuit (“ASIC”), which is a multi-purpose microprocessor executing image processing, biometric processing, and power management functions. Our cardholder enrolment solutions currently are based on an innovative, reusable sleeve, which provides secure, convenient smart card enrolment.

Our current product portfolio is targeted at three applications, which we refer to as “market segments,” within the smart card market: financial payments (i.e., credit, debit, and stored value transaction cards), digital access (i.e., devices for identification and authorization of users for access to high-value electronic networks or sensitive physical facilities), and digital currency storage (i.e., devices for highly-secure authorized access to cryptocurrency trading platforms and the secure storage of digital currencies, both private and government-sponsored). The financial payments market segment is the largest of the three we target, and it is the most developed. The digital access and digital currency storage segments currently are far smaller, and application-specific form factors, performance requirements, and standards are evolving.

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

We utilize a direct sales force and have customers around the world. At the present time, we do not sell our products through stocking distributors. Given the early-stage characteristics of the market segments we are targeting, including the extended and unpredictable sales cycles frequently associated with marketing new and innovative technology-based products, we expanded our marketing and sales staff in 2021 and increased our marketing spending in 2022.

We do not own or operate capital-intensive manufacturing facilities, but operate as a fabless manufacturer, utilizing third parties for outsourced manufacturing and product assembly capabilities. We currently rely on Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”), the leading producer of semiconductor wafers, as the sole source of wafers for our proprietary ASIC designs. We also rely on a limited number of providers of outsourced semiconductor packaging, design, and test services, including Amkor Technology, Inc., and Silicon Precision Industries, Limited, both of which are leaders in outsourced semiconductor assembly and test services.

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

Our algorithms also are differentiated by the flexibility of how they may be used. In a smart card implementation, because of security requirements, matching algorithms are typically executed in a secure microcontroller (referred to as a secure element (“SE”). However, our TrustedBio is designed to allow matching algorithms to be executed in a distributed (i.e., shared) mode, whereby computationally intensive functions can be executed on our module’s faster ASIC, reducing the computational requirements of the SE. This allows customers the flexibility to optimize designs based on application requirements and available processing resources, reducing overall system costs.

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

Smart Card Design

The enabling ICs in a smart card are typically a secure microcontroller, the SE, which functions as the system-level processor, and one or more secondary microcontrollers dedicated to functions such as power management or biometric processing. SE processors execute the card operating system and one or more applets, which are compact programs that execute proprietary functions (e.g., an applet for a payment network will coordinate communication of encrypted data using an encryption key only known by that payment network). SEs generally have robust memory blocks for encrypted data storage, with multiple memory types, but separate memory ICs may be necessary, depending on the smart card’s application.

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

A trend toward greater use of contactless communication continues across smart cards and reader infrastructure (e.g., point-of-sale terminals) has been underway, accelerated by heightened end-user concerns about hygiene caused by the COVID-19 pandemic. According to ABI Research, worldwide shipments of dual-interface cards for financial payments represented over 80% of the 3.1 billion smart cards shipped in 2022, and we expect this percentage to expand. ABI Research also estimates the worldwide volume of contactless smart card transactions grew by 36% from 2021 to 2022. However, contactless smart card transactions generally are limited by financial institutions and payment processing networks to small value transactions, given the absence of a required signature or personal identification number (“PIN”) as a second authentication factor.

Usage and Applications

The defining characteristic of a smart card is the security afforded by the SE and its use of data encryption to secure storage and communications, making it an ideal solution for a very broad range of applications. Smart cards are used worldwide in high volumes across the following applications (in descending order of estimated total unit volumes for 2022): financial payments; government identification (including healthcare and social-security applications); transportation and ticketing; and access control (for logical and physical applications).

The development of widely accepted standards for smart card performance uniformity and cross-vendor compatibility has contributed to the sustained growth of smart cards in circulation, notably for financial payment applications. ABI Research estimates approximately 11 billion smart cards, in the form of credit and debit cards, ATM cards, and stored value cards, were in circulation as of December 31, 2022, with 3.1 billion financial payment cards shipped during the year.

According to ABI Research, 71% of the total volume of smart cards shipped (excluding SIM cards) were for payments, while less than 5% of smart cards shipped in 2022 were access control applications. Physical access control applications commonly utilize keycards, also known as proximity cards, which are wireless devices enabling a relatively low level of security for contactless identification. Shipments for use in digital currency storage applications, an emerging market segment, were not material in volume.

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

Our intellectual property portfolio, as of December 31, 2022, consisted of 175 patents awarded and 62 patents pending, across applicable jurisdictions worldwide. Reflecting our core competencies, we have substantial intellectual property across the following areas: design of biometric sensors, ASICs, and modules; signals and data processing; and a broad range of solution features and functionalities.

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

Our Solutions

Our solutions consist of integrated fingerprint authentication modules, which our customers use in their end-products, and our enrollment device, with which a user can securely and easily store his or her fingerprint on a smart card, thereby activating the smart card’s fingerprint authentication capabilities. In 2021, we announced our intention to market and complete solutions for the manufacture of fully functioning biometric smart cards including fingerprint sensors, card inlay, antennae, EMV module with an SE released by Infineon Technologies AG, and proprietary software, including our card operating system, special purpose applets, and biometric algorithms.

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

TrustedBio Product Family

In 2020, we announced the latest generation of this architecture, the TrustedBio family of modules which began shipping to customers in 2021, and, in 2021, released an enhanced version, the TrustedBio Max.

A TrustedBio module, showing the sensor surface (left) and, on the reverse side (right), our ASIC and connection circuits

The capacitive sensor in a TrustedBio module covered by a robust, protective coating, allowing for years of usage. Our flexible sensor is relatively inexpensive to manufacture and allows for an approximately 90 square millimeter sensor surface area, more than twice the size of competitive silicon sensors. The capacitive sensor in a TrustedBio module produces a larger image, yielding more data, which enables superior scanning, feature extraction, and matching performance. Semiconductor-based sensors can have higher electrode density, but their smaller sensor areas yield meaningfully less data for image processing, while increasing processing challenges to achieve equivalent results. Additionally, the flexibility of the polymer substrate, into which the wire mesh array is embedded, allows the TrustedBio module to easily meet industry specifications for torsion of plastic smart cards.

The ASIC used in a TrustedBio module is mounted on the reverse side of the polymer substrate in which our sensor array is embedded. The ASIC includes a proprietary microprocessor executing our third generation scanning and template-creation (i.e., image processing and feature extraction) algorithms, our patented anti-spoofing algorithm, NFC power harvesting and voltage management, and data encryption. Depending on a customer’s design or application requirements, our ASIC also can store and execute our proprietary matching algorithms.

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

Complete Biometric Smart Card Solutions

In 2021, we began the development of complete solution for the manufacture of fully functional biometric smart cards. The hardware is based on the IDEX-Infineon reference platform described above. The complete solution adds elements of proprietary software, including our JavaCard operating system, special-purpose Java applets, biometric algorithms, and enrolment solutions. We believe our expanding capabilities in software development have the potential to meaningfully add to our value proposition, broadening customer engagements and increasing revenue.

IDEX Pay complete solution for card manufacturers

In 2017, we introduced a patented enrolment solution, addressing another significant barrier to adoption of fingerprint authentication, particularly within the financial payments market segment: user enrolment (i.e., the process of imaging and storing a user’s fingerprint, in the form of a template, within the memory of the smart card, thereby enabling its use). IDEX was the first to release such an innovative device, incorporating proprietary hardware and software, which we developed in partnership with Mastercard Inc. We have continued to work together with leaders in the industry to further improve the enrolment process. In addition to the enrolment sleeve, we expect to soon be able to offer several options including enrolment via mobile phone, assisted enrolment (in-branch enrolment), and ultimately, enrolment at Point of Sale (PoS).

Using one of our proprietary solutions, a user can complete the enrolment process in less than a minute, following simple instructions. Enrollment is completed entirely within the biometric smart card and, importantly, the encrypted fingerprint template is immediately stored only on the card, never in the cloud or on any connected device such as a smart phone or PC.

Our enrolment solutions enable the creation of a user fingerprint template, which is encrypted and stored only on the smart card, never in the cloud.

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

Three-Year Revenue Summary

For the full year 2022, the Company recorded consolidated revenue of $4.1 million, compared to $2.8 million for 2021, and $1.1 million for 2020. Product revenue, as a percentage of total revenue, represented 95.0%, 99.9 % and 92.5 % for 2022, 2021, and 2020, respectively. Revenue from sensors for smart cards represented 52% of our total revenue for 2022. Revenue associated with our customer in the digital authentication market segment represented 48%, 85%, and 81% of our total revenue for 2022, 2021, and 2020, respectively. There was no licensing revenue for 2022, 2021, or 2020.

Order Backlog

We define order backlog as non-cancellable orders scheduled to be delivered within 12 months and any deferred revenue scheduled for recognition within 12 months. Customer order volume accelerated across 2022 from both existing customers and, notably, new customers adopting the TrustedBio – SLC38 reference design we developed with Infineon Technologies. Our backlog totaled $3.3 million, $2.5 million and $1.7 million as of December 31, 2022, 2021, and 2020, respectively.

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

Within the digital access market segment, vendors of hardware- and software-based security systems and associated access control solutions represent the majority of our targeted customers, although, to date, the majority of our revenue has been derived from the development and sale of a customized network authentication solution to a single enterprise customer.

Within the digital currency storage market segment, which is less structured than our other targeted market segments, our customers have ranged from large smart card manufacturers addressing emerging digital currency applications to small technology innovators developing devices for secure access to proprietary cryptocurrency exchanges.

We utilize a direct sales force and have customers around the world. At the present time, we do not sell our products through stocking distributors. Given the early-stages of the market segments we are targeting, including the extended and unpredictable sales cycles frequently associated with marketing new and innovative technology-based products, we expanded our sales and marketing staff in 2021 and increased our marketing spending in 2022.

Our go-to-market strategy emphasizes the creation and maintenance of relationships with and between companies and organizations that are positioned to support the acceleration of the adoption of fingerprint authentication in smart card applications. An important element of this strategy is establishing collaborative agreements with well-positioned partners, leveraging their expertise and resources. Examples of these partnerships include: IDEMIA France SAS and E-Kart Elekronik Kart Sistemleri A.S., customers with which we have critical go-to-market engagements; Mastercard Inc., which is a valuable contributor to demand creation and the advancement of fingerprint authentication in financial payments; and Infineon Technologies AG and Tongxin Microelectronics Co., Ltd., leaders in SE design and smart card electronics, with which we are developing integrated solutions.

Other strategic initiatives involve integration projects with numerous developers of SEs and electronic components for financial payment smart card applications, as well as technology partners addressing the digital accessand digital currency storage market segments. We consider our initiatives to extend the scope of the integration of our fingerprint authentication solutions across the smart card supply chain to be an important element of our strategy, and we intend to expand such initiatives in the future.

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

Market Segment	IDEX Solutions	Representative Applications

Financial Payments	• Smart cards o Dual-interface, NFC powered o Thermoplastic or metal • Customized COS and Applets • Enrolment sleeve or tablet-based solution	• EMV-compliant transaction applications o Credit, debit and stored value cards • Dual- and multi-use applications o Co-branded with partners

Digital Access	• Smart cards and similar devices o ID-1 form factor or customer design o RFID/NFC or battery powered • Customized COS and Applets • Enrolment sleeve or tablet-based solution	• Secure user authorization for high value assets o Critical networks or applications o High security facilities o Easily integrated with IAM platforms o FIDO Alliance compliance

Digital Currency /Crypto Wallets
•
Enhanced smart cards and similar devices
o
ID-1 form factor or customer design
o
RFID/NFC or battery powered
o
Optional displays and keypads
o
Optional Bluetooth connectivity
o
Customized COS and Applets
•
Enrolment sleeve or tablet-based solution

•
Secure devices for government digital currency
o
Example: e-CNY initiative of Chinese central bank
▪
Card-like “wallets” issued by state-owned banks
o
Dual- and multi-use applications
▪
Secure storage of health and welfare records
•
Highly secure cryptocurrency management devices
o
Authorized user access to trading platforms
o
Secure storage of cryptocurrencies

Our targeted customers in the financial payments market segment primarily are smart card manufacturers. We believe this market segment has the potential to be significantly larger and more well-defined than the other two targeted market segments. According to ABI Research, three global companies, IDEMIA France SAS (France), Giesecke+Devrient GmbH (Germany), and Thales Group SAS (France), represent approximately 50% of total 2022 revenue associated with shipments of smart cards for financial payments, and the top six represent close to 70% of such revenue. Other regionally-focused smart card manufacturers represented the balance. As previously disclosed, IDEMIA currently is our largest customer in the financial payment market segment.

Within the digital access and digital currency storage market segments, our targeted customers include vendors of access control and identity and access management (“IAM”) platforms, vendors and integrators of authentication technologies, and developers of application-specific devices. As previously disclosed, we also have a long-standing relationship with a customer that designs network authentication solutions for its own consumption. As indicated in the preceding table, our fingerprint authentication solutions are not limited to use in smart cards without batteries and are suitable for a range of applications within the access control and digital currency storage market segments, across varying form factors and power requirements.

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

With the onset of the COVID-19 pandemic, hygienic, touch-free transactions became an important demand driver for end-users, particularly within the financial payments market segment. Given evidence of a substantial shift toward contactless transactions, the Smart Payment Association in December 2021 concluded that “tap and go” transactions, whether using smart cards or mobile phone applications, had become the preferred payment option for all age groups. This trend continued in 2022.

The shift toward contactless transactions is evidenced by ABI Research estimates of worldwide shipments of dual-interface cards for financial payments, which represented over 80% of the 3.1 billion smart cards shipped in 2022. ABI Research also estimates the worldwide volume of contactless smart card transactions grew by 36% from 2021 to 2022. However, contactless smart card transactions generally are limited by financial institutions and payment processing networks to small value transactions, given the absence of a second authentication factor, such as a user-entered PIN.

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

A consequence of the shift to contactless transactions has been the imposition of transaction value limits on end-users, who are required to enter a PIN at the point-of-sale when a purchase exceeds a threshold value. In response to end-user preferences, financial institutions and transaction processing networks have raised these threshold values, but doing so increases risk of loss, increases the volume and costs of charge-backs to merchants, and taxes the fraud detection and prevention systems of issuers and transaction processing networks. Contactless biometric cards enable offer a convenient tap and go experience for users with higher security than PIN transactions. Therefore, enabling a contactless payment experience with no threshold on transaction value.

Fingerprint authentication represents a compelling security solution for smart cards, particularly in the financial payments market segment, as a fingerprint, unlike a password or PIN, cannot be lost, forgotten, transferred, stolen, or easily compromised. Fingerprint authentication:

•
meets end-user requirements for convenience and ease of use;
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

Many of these demand drivers are applicable to the Digital Access and Digital Currency Storage market segments we target. Ease of use considerations are important for end-users, and the efficiencies of fingerprint authentication as an alternative to passwords and PINs in MFA applications are compelling to end-users and organizations relying on MFA. Given the different characteristics and development stages of these market segments, however, our experience has been that demand drivers are frequently very specific to individual customers.

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

We have developed and are marketing a certified payment card solution integrating our TrustedBio module with the SLC38 security controller from Infineon Technologies, thereby allowing our manufacturing customers to further minimize their own integration costs and improve manufacturing yields (through reduced design complexity), while accelerating their time-to-market.

For this certified payment card solution:

•
with a leading smart card module supplier, we developed a custom EMV module with an SLC38;
•
the SLC38 can include our proprietary card operating system, substantially reducing software development time and costs;
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

Card manufacturers can choose this complete solution which is pre-certified by Visa and Mastercard thereby eliminating the time and expense of the certification process. Alternatively, manufacturers can utilize subcomponents of the solution as they see fit to maximize their own contribution to the value chain.

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

Potential Size and Growth Rates of Targeted Market Segments

Within the financial payment market segment, we consider the annual volume of dual-interface smart cards shipped to be a reasonable approximation of our addressable market opportunity. Because approximately 20% of worldwide point-of-sale terminals and related reader infrastructure are contact-only, and because a dual-interface capability allows for a transaction to occur when contactless functionality is not available, end-users and issuers prefer dual-interface cards. Significant demand drivers are the increasing preference by end-users for contactless payments and the desire of both end-users and issuers and transaction payment processors to replace passwords and PINs with fingerprint authentication, thereby efficiently combining two authentication factors into one device. As such, we believe a reasonable and appropriate measurement of our strategic progress in the financial payment market segment is the rate at which our fingerprint authentication solutions are incorporated into the annual volume of dual-interface smart cards shipped. ABI Research refers to this measurement as the “penetration rate.”

According to ABI Research (February 2023), worldwide shipments of dual-interface smart cards, enabling contactless transactions, totaled 2.4 billion units for 2022, representing a record 79% of total smart card shipments. This annual shipment volume of dual-interface smart cards is expected to expand to 3.1 billion units by 2027, representing a five-year CAGR of 5.2%.

ABI Research also estimates the worldwide volume of contactless smart card transactions grew by 36% from 2021 to 2022, forecasting growth for the next five years at a compound annual rate exceeding 21%.

While we believe dual-interface card volumes represent an approximation of our addressable market for payment cards, we expect that the adoption rate for biometric payment cards will be faster than the historical rate of adoption for contactless payments.

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

Fingerprint authentication adoption is not inhibited by the challenges faced by contactless transaction methods when they were introduced. Today, contactless-capable point-of-sale infrastructure, as a percentage of total infrastructure, varies from approximately 50% to 90% by region globally, with expectations for that figure to continue higher, driven by consumer demand for contactless smart card and mobile device transactions. Also, the major transaction processing networks, aligned with EMV in support of fingerprint authentication, have facilitated streamlined integration of match-on-card fingerprint authentication at the point-of-sale. Fingerprint authentication occurs within the processing capabilities of the smart card, with the matching algorithm determining if the presented fingerprint template matches the template stored in the memory of the Secure Element. All user information, including the stored template, is encrypted within the smart card and never leaves the smart card at any time. A data element indicating the transaction originated with a smart card incorporating fingerprint authentication is the only additional information communicated to the point-of-sale reader.

Deployment of smart cards with fingerprint authentication has been limited to date, with numerous program trials of various volumes since 2018. In 2021, one major bank in Europe launched a full-scale commercial launch, using a competitor’s silicon image sensor. As of December 31, 2022, we are aware of 9 banks who have launched biometric payment card programs involving the use of our fingerprint authentication solutions through our partnerships with IDEMIA France SAS and Zwipe AS. Since we announced in July 2021, with Infineon Technologies, a reference design based on an integration of our TrustedBio fingerprint authentication module with their SLC38 secure controller, we have secured 11 important design wins with smart card manufacturers, each of which we believe could be in mass production by the end of 2023. Based on these announcements and design wins, we believe the financial payment market segment is in the early-adopter stage, characterized by visionaries who are willing to accept a degree of risk for the opportunity to lead in their own markets.

With an expanding list of customer design wins and announced bank launches we are now better able to create bottom-up product forecasts to manage our supply chain. For overall market forecasting, we utilize a modified version of the framework published by ABI Research for assessing the types of deployments expected to be associated with an issuer’s introduction of smart cards incorporating fingerprint authentication to its customers:

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

The digital access market segment we are targeting shares certain characteristics with the financial payment market segment, but we estimate it to be far smaller. As is the case with the financial payment market segment, we believe the annual unit volume of smart cards shipped for access control applications is a reasonable approximation of our addressable market opportunity. Based on ABI Research estimates in Biometrics Payment Cards Development, Project and Market Opportunities (April 2022), the annual unit volume is expected to be between 41 million and 254 million units by 2026.

As is the case with the financial payment market segment, we also believe measurement of our strategic progress in the digital acess market segment could be based on the rate at which our fingerprint authentication solutions are incorporated into the annual volume of smart cards shipped. However, given the characteristics of the broader access control market and the varying nature of our customer engagements to date, our revenue forecasting based on such penetration assumptions is less certain. We have achieved success with a high-profile customer with which we developed a customized network authentication solution for that customer’s own consumption. In 2021, we secured a design win for a government identification card with digital authorization features, and we also have multiple design wins for digital access solutions with smart card manufacturers. Currently, estimating any penetration rate for the digital access market segment is difficult and unreliable.

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

Research and Development

Our research and development activities are conducted primarily in the United Kingdom and the United States. As of December 31, 2022, we had an engineering staff of 64 employees and six individual contractors, representing approximately 70% of our staff. As of December 31, 2021, the numbers were 77 employees and eight contractors, and 77% of the staff. While we maintain a high level of development activities, we have made a moderate shift of resources to our commercialization activities.

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

Our selected manufacturing partners for sensor production are Amkor Technology, Inc. and Silicon Precision Industries Limited, both of which are leaders in outsourced semiconductor assembly and test services. TSMC, one of the leading semiconductor manufacturers in the world, is our partner for ASIC wafer production. The TSMC relationship gives us access to the newest and most competitive silicon manufacturing processes and geometries, while providing the capacity and cost structure to serve high volume opportunities. The TSMC facility producing our semiconductor wafers is located in China, which exposes us to risk associated with international trade policy, tariffs, and related policy matters, all of which are outside of our influence or control.

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

Intellectual Property

Our intellectual property rights cover individual inventions and complete biometric systems ranging from measurement principles, algorithms, sensor design, and system solutions. Our extensive intellectual property portfolio, leveraging 175 patents awarded and 62 patents pending, across applicable jurisdictions worldwide (as of December 31, 2022), is a critical enabler of our strategy and competitive positioning. We maintain a program designed to identify technology appropriate for patent and trade secret protection, and we file patent applications in the United States and certain other countries for inventions we consider significant. We continuously seek to protect aspects of our technology that provide significant competitive advantage.

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

Human Capital Management

Talented, highly-motivated contributors are important to executing the Company’s strategy. In order to maintain our leadership position in fingerprint authentication in a highly competitive employment market, attracting and retaining the best employees and individual contractors worldwide is a priority. Accordingly, we offer compelling compensation and benefits, and seek to foster a culture of innovation in which personnel are empowered to do (and are rewarded for) their best work. The board and management seek to create a working environment that is pleasant, stimulating, safe and to the benefit of all employees. The working environment complies with the existing rules and regulations. IDEX offers flexible working hours for all employees. The board has not found reason to implement special measures.

As of December 31, 2022, the Company had 104 individuals on staff, consisting of 85 employees and 19 individual contractors (individual contractors typically reside in countries in which we do not have business operations). Of this total, 17 were assigned to our Oslo office, 46 were assigned to our two offices in the United States, 36 were assigned to our office in the United Kingdom, and five were assigned to our office in China.

Some of our staff serve on a part-time basis. We assess staffing needs based on a full-time equivalent (“FTE”) basis. As of December 31, 2022, we had 82 FTE employees and 17 FTE individual contractors. Of this total of 99 FTEs:

•
70 were engaged in engineering functions (hardware design, systems design, and software development);
•
15 were engaged in marketing and sales functions;
•
seven were engaged in administrative and financial functions; and
•
seven were engaged in production planning and supply chain management.

None of our employees are represented by a labor union or covered by a collective bargaining agreement and we have not experienced any work stoppages in 2022.

No employee has suffered work-related injury resulting in sick leave. No accidents or incidents involving the assets of IDEX have occurred. The sick leave in the group was 1.2% in 2021, compared to 0.6% in 2021. Due to the low number of employees, statistics for the parent company are not presented. The sick leave data are not considered reason for concern.

IDEX practices equal opportunities in all aspects. All facilities at IDEX are equally well equipped for females and males. Traditionally, fewer women than men have graduated in IDEX’s fields of work. The management structure reflects the composition of the technical staff. The board has not taken any special measures in these respects.

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

As of December 31, 2022, women represented 19% of our staff, and four departments are led by women. The composition of our Board meets Norwegian statutory requirements, with three women among our seven members.

ESG risks are not considered to be material to our financial statements. We have not identified any such risks that could have the potential to materially harm our business in a non-financial manner.

As our business grows, our operations and the elements of our ESG profile likely will evolve. When our ESG profile evolves to include measurable and material matters, we will supply investors and other stakeholders with decision-useful information regarding our ESG objectives and indicators of our progress toward those objectives.

The current corporate governance review is included in the 2022 annual report to Norway and is also available at the company’s website, https://www.idexbiometrics.com/about-idex/.

The Company will publish its annual due diligence review of the Company’s impact on human rights and working conditions, pursuant to the Norwegian transparency act, by 30 June 2023. The review will be available at the Company’s web site, https://www.idexbiometrics.com/.

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

D. Property, Plants and Equipment

We lease office space in Oslo, Norway, for our corporate headquarters, and office and laboratory space in the United Kingdom (Farnborough) under lease agreements that currently have rolling three-month terms. We also lease laboratory space and offices on three to five year fixed-term agreements in the United States (Rochester, New York, and Wilmington, Massachusetts), and China (Shenzhen). We believe our existing facilities meet our current needs.

We do not own or operate industrial manufacturing facilities. As a fabless manufacturer, we design our products based on standard, readily available manufacturing techniques and obtaining wafer foundry and semiconductor packaging, design, and test services from leading providers. Our capital expenditures generally are associated with purchases of laboratory and test equipment related to product development. We may in certain situations invest in bespoke manufacturing equipment that is placed inside a manufacturing partner's facility.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

The following discussion of our operating and financial performance and future prospects should be read in conjunction with our audited financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements reflecting our plans, estimates, and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Special Note Regarding Forward Looking Statements” and “Risk Factors.” The audited financial statements as of and for the years ended December 31, 2022, 2021 and 2020 were prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union.

Overview

Our competitive positioning has been, and is, based on continuous advances in technologies, innovations in design, and achievements in performance, enabled by our focus on research and development. After the commoditization (and subsequent competitive consolidation) of the mobile device market in the latter half of the last decade, IDEX undertook a strategic pivot toward applications for which our differentiated characteristics could provide demonstrable and sustainable competitive advantages, reducing our exposure to commoditization. Our focus today is on incorporating fingerprint authentication into smart cards, which present the challenging form factors, demanding performance requirements, and extreme power limitations for which our solutions are ideally suited.

IDEX has established customer relationships with innovators and early adopters sharing our vision for the potential of fingerprint authentication in smart card applications, and, over the last three years, we have experienced increasing strategic momentum, successfully attracting new customers and increasing our revenue for ten consecutive quarters up to June 30, 2022. In the second half of 2022, shipments were limited by supply chain delays and component shortage. Revenue in 2022 increased 44% from 2021.

Since we released a reference design integrating our TrustedBio fingerprint authentication module and the SLC38, the latest SE from Infineon Technologies, we have marketed this reference design to smart card manufacturers. By the end of 2022, we had 11 design wins (i.e., contractual commitments) for this reference design with smart card manufacturers worldwide and anticipate these designs could be in full production by the end of 2023.

Customer order volume accelerated across 2022 from both existing customers and, notably, new customers adopting the TrustedBio—SLC38 reference design. Our backlog, consisting of confirmed customer orders scheduled for delivery within the following 12 months (and amounts, if any, of deferred revenue scheduled for recognition during the period), totaled $3.3 million, $2.5 million and $1.7 million as of December 31, 2022, 2021, and 2020, respectively.

IDEX recorded revenue of $4.1 million for 2022, compared to $2.8 million for 2021, and $1.1 million for 2020. Product revenue, as a percentage of total revenue, represented 95.0%, 99.9 % and 92.5 % for 2022, 2021, and 2020, respectively. Revenue associated with our early-adopting customer in the digital access market segment, inclusive of services revenue associated with product development, represented 48.2%, 85.4%, and 89.7% of our total revenue for 2022, 2021, and 2020, respectively. We began to ship production volumes of our TrustedBio solution in 2021 and experienced significant growth in 2022, and expect such volumes to represent an increasing percentage of total revenue in the future.

We do not own or operate capital-intensive manufacturing facilities, but operate as a fabless manufacturer, outsourcing manufacturing and product assembly activities. We currently rely on TSMC, the leading producer of semiconductor wafers, as the sole source of wafers for our proprietary ASICs. We also rely on a limited number of providers of semiconductor packaging, design, and test services, including Amkor Technology, Inc., and Silicon Precision Industries Limited, both of which are leaders in outsourced semiconductor assembly and test services. Like many other companies in the electronics markets we experienced some disruptions in the supply chain which restricted our revenue in the second half of 2022. We have ordered, and may continue to order, relatively high values of raw materials and carry relatively large quantities of finished goods with the aim that customer delivery schedules can be met. While inventory levels likely will continue to expand as order backlog increases and expectations of higher orders and shipments increase, we do not believe the quantities of inventory represent, for the foreseeable future, a material risk to our financial position.

Due to inflationary pressures, primarily in the semiconductor supply chain, we expect our costs and expenses likely will increase, which could negatively influence cash flow and profitability, even if we are able to significantly increase our revenue. Given our fabless model, our manufacturing costs for the products we currently sell are most influenced by the discounts our vendors offer for sustained, high-volume production orders. We may not achieve the necessary volume of production orders to obtain advantageous pricing for the manufacture of our current products. Also, we may not be able to pass on increased costs to customers by increasing the prices of our products.

Variable costs are associated primarily with cost of materials, net of inventory change. Our operating cost structure is largely fixed, reflecting our business model and strategic focus on research and development. Because we believe the Company’s leadership in fingerprint authentication technologies is an important competitive differentiator, we intend to maintain research and development activities to maintain this leadership.

We utilize a direct sales force and have customers around the world. At the present time, we do not sell our products through stocking distributors. Given the early-stage characteristics of the market segments we are targeting, including the extended and unpredictable sales cycles frequently associated with marketing new and innovative technology-based products, we expanded our marketing and sales staff in 2021 and increased our marketing spending in 2022.

As a Norwegian public company, with Ordinary Shares listed on the Oslo Børs, and an SEC registrant, with ADSs listed on Nasdaq Capital Markets, we are required to comply with two sets of applicable laws, rules, and regulations. From time to time, this may result in a complex compliance framework, with the consequence being higher costs associated with analysis of dual legal regimes, ongoing revisions to disclosure requirements, and adherence to different governance practices. We devote a substantial amount of time to compliance, which has increased our legal and accounting costs. These compliance costs and commitments of management time likely will continue to expand.

Our largest expenses are associated with personnel costs, including salaries, variable, performance-based compensation, sales commissions, benefits, and charges for the recognition of share-based compensation costs. Our total staff, consisting of employees and individual contractors located in countries in which we do not have operations, totaled 99, 111, and 102 as of December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, 16 were assigned to our head office in Oslo, 42 were assigned to our two offices in the United States, 36 were assigned to our office in the United Kingdom, and five were assigned to our offices in China. We expect to maintain a stable staff level during 2023, but there may be shifts from engineering to marketing and sales.

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

Impact of COVID-19

The future progression of the COVID-19 pandemic and its effects on the Company’s business and operations are unknown and not predictable. There have not been any significant delays in our development projects or material operating cost increases due to COVID-19. However, the pandemic did cause certain, short-term delays of projects in 2021, and 2022.

Disruption of supply chains, and significant price increases, particularly the semiconductor supply chain, have been attributed to the pandemic. We did experience some supply chain disruptions during 2022, and operational planning and management of inventory levels were challenging, given uncertainties associated with vendor capacity availability and allocations to us of such capacity. Because we expect such uncertainties may continue through 2023, we may place orders for, and hold balances of, inventory at higher levels than would be expected if such uncertainties did not exist.

We believe the pandemic has had an adverse influence on the timing of activities of smart card manufacturers and issuers, including delaying product development and the initiation of trials and pilots involving smart cards incorporating our fingerprint authentication solutions.

The full impact of COVID-19 on the Company’s business, results of operations, and financial condition may depend on numerous evolving factors that are highly uncertain and cannot be accurately predicted. The Company will continue to monitor the evolving situation and will assess the relevant implications for its consolidated financial statements. Should governments in the countries in which IDEX Biometrics, its suppliers or customers operate reimpose restrictions on interpersonal contact, workplace access, and travel, IDEX Biometrics may experience reduced productivity, customers and potential customers may delay orders, or there may be disruptions in the supply chain.

Components of Consolidated Statements of Profit and Loss

Revenue

Our primary source of revenue is derived from the sale of our products and services. We sell directly to customers and do not utilize distributors for the resale of our products.

We record revenue from the sale of our products and the delivery of technical development and other engineering services to our customers. Product-related revenue is recognized upon shipment. Shipments are generally on an Incoterms EXW (i.e., Ex-works) basis. Revenue is recognized according to the criteria of IFRS 15 Revenue from Contracts with Customers. Sales taxes, value add taxes, and other taxes incurred concurrent with revenue producing activities are excluded from revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are not recorded as revenue.

The Company, from time to time, licenses its intellectual property under right-to-use licenses, in which royalties due to the Company are based upon a percentage of the licensee’s sales and/or unit volumes. There was no licensing revenue for 2022, 2021, or 2020.

Operating expenses

Pursuant to IAS 1 Presentation of Financial Statements, we classify the expenses recognized in our Consolidated Statements of Profit and Loss based on the nature of such expenses, without allocations to functional departments. Our operating expense categories for presentation purposes are:

•
Cost of materials, net of inventory change

The costs included in this caption are costs associated with materials consumed, contract manufacturing, and inbound logistics. Inventory is valued as the lower of cost or net realizable value.

This category does not include costs of personnel assigned to inventory management, procurement, logistics, and other functions typically associated with manufacturing overhead. Also excluded are any charges associated with the depreciation of Company-owned equipment (e.g., tooling) utilized by contract manufacturing vendors. These costs have not been material to date.

•
Compensation and benefits

The category includes, for all departments and activities, the following employee-related expenses: salaries, variable, performance-based compensation, sales commissions, benefits, and charges for the recognition of share-based compensation costs.

As of December 31, 2022, we had 19 individuals on staff, out of a total staff of 104, whom are individual contractors, not employees. Generally, these individuals live and work in countries in which the Company does not have a formal business presence. Compensation of individual contractors is reported as Research and development expenses or Sales and administrative expenses, as applicable, based on the role of the individuals. Individual contractors may be eligible for awards of subscription rights and may be eligible to participate in variable, performance-based compensation plans, but the Company does not provide benefits to individual contractors.

•
Research and development

Expenses in this category consist primarily of the costs of services and materials used in engineering activities and outsourced development activities. Our policy has been to expense research and development costs as incurred, unless the criteria for capitalization of certain development costs have been met. No development costs were capitalized in 2022, 2021 or 2020.

Research and development expenses also include the compensation paid to individual contractors performing engineering roles. As of December 31, 2022, six of our total engineering staff of 70 were individual contractors.

Research and development costs are offset by the earned (i.e., recognized) value, if any, of government grants applicable to research and development activities. Generally, the applications or claims for such grants are submitted after completion of the qualifying activities. When there is reasonable assurance that the application or claim will be successful and the amount can be determined reliably, we credit the value of the grant against research and development expenses for that reporting period. Due to the timing difference between the completion of the qualifying activities, the approval of our grant application or claim, and the receipt of the funds associated with the grant, we may record, pending receipt of funds, the value of the grant as an Account receivable, other. We recorded credits of $0.7 million, $0.7 million, and $2.3 million against research and development expenses in each of 2022, 2021, and 2020, respectively.

•
Other operating expenses

Expenses in this category consist of costs associated with our marketing and sales activities as well as customer service and supply chain administration, and costs associated with administrative activities.

Marketing and sales costs include the fees of third-party service providers supporting public relations, advertising, website and social media programs, and related activities. The direct costs of customer engagement (e.g., promotional material and trade show participation) are included. Marketing and sales expenses also include the compensation paid to individual contractors performing such roles. As of December 31, 2022, nine of our total marketing and sales staff of 15 were individual contractors.

Costs of supply chain administration include the external costs related to customer service, order processing and related administration. As of December 31, 2022, there were no contractors among our 7 staff performing supply chain administration.

Administrative costs include fees of third-party service providers supporting auditing, financial reporting, human resources, investor relations, and legal and regulatory activities. Direct administrative costs include those associated with banking and insurance, communications, information systems, occupancy (excluding lease payments), and supplies. Administrative expenses also include the compensation paid to individual contractors performing such roles. As of December 31, 2022, two of our total administrative staff of eight were individual contractors.

Lease payments are not included in Other operating expenses. Pursuant to IFRS 16 Leases (effective January 2019), a lease is capitalized at the calculated present value of future lease payments, and the creation of a corresponding right-of-use asset is depreciated. Both are presented in our Consolidated Statements of Financial Position. A periodic lease payment is split into periodic depreciation expense and periodic notional interest expense. The initial values of the right-of-use asset is amortized over the term of the lease liability.

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

Current taxes due represents the sum of the periodic income tax obligations of our parent company and our individual subsidiaries. Our parent company is subject to tax pursuant to the corporate tax laws of Norway. As our parent company has been in a loss position since inception, no corporate income taxes have been incurred in Norway. Each of our subsidiaries is taxed pursuant to the corporate tax laws of their respective countries of domicile. Our subsidiaries do not generate revenue from external sales of products or services. The subsidiaries generally provide services to the parent company using the cost-plus transfer pricing method, in line with international tax treaties based on the guidelines of the Organisation for Economic Co-operation and Development. This normally results in a taxable profit in the subsidiary.

Deferred tax is measured, pursuant to IAS 12 Income Taxes, using the liability method, whereby expected future tax effects of timing differences (i.e., temporary differences between the value of tax obligations calculated for financial reporting purposes and tax obligations calculated following tax laws and regulations) are reported as liabilities or assets. Both are measured at the tax rates applicable when the timing difference is expected to reverse, and balances recorded on our Consolidated statements of financial position are adjusted to reflect changes in tax rates or the imposition of new taxes.

Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent, in management’s judgment, it is convincingly probable sufficient taxable profits will be generated, against which deductible temporary differences can be utilized (i.e., against which a recorded deferred tax asset can be used to reduce future taxes due). We review the potential carrying value of deferred tax assets at the end of each reporting period, based on the balance of tax loss carryforwards at the time. If we conclude there is insufficient convincing evidence of future taxable profits, against which a recorded deferred tax asset can be used to reduce future taxes due, we do not recognize a deferred tax asset.

The values of such unrecognized deferred tax assets, as of December 31, 2022, 2021, and 2020, totaled $56.6 million, $57.1 million, and $51.3 million, respectively. The figure as of December 31, 2022, includes, in addition to the tax-effected value of cumulative tax losses (i.e., carryforwards), $1.4 million of available tax credits in the United States, related to our research and development activities in the United States.

For further information regarding the calculation of our tax provisions, see Footnote 6 to our Consolidated Financial Statements, which are presented in Part III of this Annual Report.

A. Operating Results

The following table summarizes the results of our operations for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31,
($000s)	2022	2021	2020	2022-2021 Change	2021-2020 Change
Revenue:
Product	$3,889	$2,837	$1,013	37%	180%
Service	203	3	82	6654%	(96)%
Total revenue	4,091	2,840	1,095	44%	159%
Operating expenses:
Cost of materials, net of inventory change	3,244	1,254	275	159%	356%
Compensation and benefits	19,213	21,107	17,672	(9)%	19%
Research and development	3,250	2,680	1,895	21%	41%
Other operating expenses	8,402	7,347	5,936	14%	24%
Amortization and depreciation	1,352	1,802	1,719	(25)%	5%
Total operating expenses	35,460	34,190	27,497	4%	24%
Loss from operations	(31,369)	(31,350)	(26,402)	0%	19%
Finance income	97	11	26	781%	(58)%
Finance cost	(1,425)	(1,123)	(477)	27%	135%
Loss before tax	(32,698)	(32,462)	(26,853)	1%	21%
Income tax expense (benefit)	(36)	90	(99)	(140)%	(191)%
Net loss for the year	$(32,662)	$(32,552)	$(26,754)	0%	22%

Revenue

Revenue for the year ended December 31, 2022, was $4.1 million, consisting of $3.9 million of revenue from product sales and $0.2 million from services. The increase in product sales of $1.1 million from 2021 to 2022, representing an annual increase of 37%, is associated with significant growth in sales to customers in the card market, while sales to the customized digital access solution were lower than in the previous year. Service revenue is a minor element of customer engagement. Our two largest customers represented 48% and 25%, respectively, of total revenue for the year.

We expect shipments of our TrustedBio modules will expand through 2023, based on our backlog and our current forecast for additional orders, production lead times, and shipments. Such shipments are expected to contribute to important diversification of our customer base. We expect that shipments of our customized digital access solution may decline in 2023.

Revenue for the year ended December 31, 2021, was $2.8 million consisting of $2.8 million of revenue from product sales, and negligible amount of revenue from services, associated with the completion of development of a customized digital access solution to an existing customer. As such, this single customer represented approximately 85% of our revenue for 2021. Our second largest customer represented approximately 9% of total revenue for the year.

Revenue for the year ended December 31, 2020, was $1.1 million, consisting of $1.0 million of revenue from product sales, and $0.1 million of revenue from services associated with the development of the customized digital access solution for the customer referenced above. Revenue from this customer represented approximately 81% of our revenue for 2020. Our second largest customer represented approximately 4% of total revenue for the year.

We categorize origin of revenue based on the billing addresses of our deliveries. Certain customers may request delivery to other countries than the customer's demicile. Customers' contract manufacturers may place orders with us under the terms of the customer's contract. We are potentially exposed to the risks associated with the countries to which delivery is requested and in countries where the contract manufacturers are domiciled (e.g., risks associated with customs delays and other logistical delays).

Cost of materials, net of inventory change

Cost of materials, net of inventory change, rose 159% from 2021 to 2022, to $3.2 million, reflecting the 37% increase for the year in product revenue and also the product mix. For 2021, the figure was $1.3 million, a sequential increase of 356%, reflecting a 180% increase for the year in product revenue. For 2020, services represented 7% of total revenue, in 2021, almost nil, and in 2022, 5% of revenue. Because we present our Consolidated Financial Statements reflecting the nature of expenses, the costs of personnel delivering engineering services associated with services revenue are not included in Cost of materials, net of inventory change.

Certain costs typically associated with manufacturing and manufacturing overhead, such as personnel costs and depreciation charges, are excluded from Cost of materials, net of inventory change, given the presentation of operating expenses based on the nature of expenses rather than by function. These excluded costs have not been material to date. Pursuant to IAS 1 and our presentation of operating expenses based on the nature of expenses, we do not present in our Consolidated Statements of Profit and Loss a line representing “gross margin,” reflecting the subtraction of Cost of materials, net of inventory change, from Revenue. We assess product-level profitability by calculating a proxy gross margin based on subtraction of Cost of materials, net of inventory change, from revenue derived from product sales. Under IFRS, the gross margin and ratio figures are alternative performance measures (“APMs”), as they are not defined in IFRS. We believe these figures are useful indicators of our performance. We also believe these figures are consistent with IFRS, as no adjustments to other IFRS-defined figures have been made, and their use in no way represents pro forma presentation of non-IFRS figures in our Consolidated Financial Statements. For 2022, such a product gross margin to product revenue was 17% . For 2021, and 2020, the product gross margins were 56% and 73% respectively. The declining gross margin ratios reflect sequentially higher shipment volumes and shifts in product mix. In 2022, the margin was additionally adversely impacted by several factors: higher component prices have not yet been passed on to customers, manufacturing costs have not yet achieved high-volume level, and a write-off of inventory of a discontinued product.

Compensation and benefits

Compensation and benefits expenses include, for all departments and activities, the following employee-related expenses: salaries, variable, performance-based compensation, sales commissions, benefits, and charges for the recognition of share-based compensation costs.

Compensation and benefits expenses for the year ended December 31, 2022, were $19.2 million, as compared to $21.1 million for the year ended December 31, 2021, a decrease of $1.9 million or minus 9%, reflecting a reduction in number of employees, and a lower level of share-based compensation costs.

Such expenses for the year ended December 31, 2021, were $21.1 million, as compared to $17.7 million for the year ended December 31, 2020, an increase of $3.4 million, or 19%. The increase was due to a higher number of employees, customary merit-based salary increases, and increased levels of share-based compensation costs. Additionally, salary expenses for 2020 reflected a temporary reduction of salaries for approximately one quarter of the year, implemented in response to the COVID-19 pandemic.

The year-end numbers of employees for 2022, 2021, and 2020 were 82, 93, and 90, respectively, reflecting staff reductions and attrition in engineering during the three years and the expansion of our marketing and sales team during 2021 and 2022. We expect staffing levels through 2023 will not change notably, as we anticipate any incremental hiring for specific needs will be offset by attrition.

For more information regarding compensation and the composition of our staff, see Footnote 4 to our Consolidated Financial Statements, which are presented in Part III of this Annual Report.

Research and development

Research and development expenses are presented on a net basis, reflecting the reduction of gross expenses through application of grants approved, if any. As described, we regularly apply for and receive grants under government programs, in Norway and the United Kingdom, supporting research and development activities.

For the year ended December 31, 2022, research and development expenses were $3.2 million, reflecting gross expenses of $4.0 million, offset by government grants of $0.7 million. For the year ended December 31, 2021, research and development expenses were $2.7 million, reflecting gross expenses of $3.4 million, offset by government grants of $0.7 million. For the year ended December 31, 2020, research and development expenses were $1.9 million, reflecting gross expenses of $4.2 million, offset by government grants of $2.3 million.

Research and development expenses include the cost of individual contractors assigned to engineering roles. As of December 31, 2022, December 31, 2021, and December 31, 2020, compensation for six, eight, and six individual contractors, respectively, were included in Research and development expenses.

The variations in gross research and development costs between the years reflect primarily the use of third-party service providers for outsourced engineering activities, particularly related to ASIC development and initiation of fabrication. Variances in the values of government grants approved reflect the timing of our applications and when we are notified of approvals. During the first quarter of 2020, we filed claims in the United Kingdom for research and development grants applicable to activities in 2017, 2018, and 2019. As a result, we received $1.5 million of grant funds in 2020, which contributed to the significantly higher level of grant value for that year.

For 2023, we have focused our research and development activities on a narrower range of priorities associated with near-term product introduction objectives. Going forward we expect gross expenses associated with these activities will be comparable to gross expenses incurred in 2022. Similarly, we expect government grant funding for 2023 will be approximately the same as received in 2022.

Other operating expenses

As described above, expenses in this category consist of costs associated with our marketing and sales activities and costs associated with administrative activities.

Other operating expenses for the year ended December 31, 2022, were $8.4 million, as compared to $7.3 million for the year ended December 31, 2021, an increase of $1.1 million or 14%. Other operating expenses for the year ended December 31, 2021, were $7.3 million, as compared to $5.9 million for the year ended December 31, 2020, an increase of $1.4 million, or 24%.

The expansion of our marketing and sales staff in 2021 and higher activity level in 2022 has contributed to the increase in Other operating expenses. The costs of individual contractors assigned to such roles are included in marketing and sales expenses. The number of individual contractors in marketing and sales roles expanded to nine as of December 31, 2022, up from five at the end of 2020. Due to the restrictions associated with the COVID-19 pandemic, travel and related customer engagement costs in 2021 remained significantly below pre-pandemic level, partially offsetting other increases.

Other operating expenses increased significantly from 2020 to 2021 and into 2022 also because of higher professional services fees associated with the Company’s listing of ADSs on the Nasdaq during the first quarter of 2021, as well as the related expanded scope of regulatory compliance and investor relations. Expanded liability insurance coverage for our Directors and Executive Officers caused insurance costs to rise significantly from 2020 to the following years.

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

For the year ended December 31, 2022, Finance income totaled $97 thousand, consisting primarily of interest income on our bank deposits. Finance cost for the year, totaled $1.4 million consisting primarily of the net amount of losses associated with foreign exchange translation adjustments.

In 2021 and 2020, Finance income of $11 thousand and $26 thousand, respectively, consisted primarily of interest income, while Finance cost in those years, $1.1 million and $0.5 million, respectively, were net foreign exchange translation losses.

Income tax expense (benefit)

The provision for income tax presented in the Consolidated Statements of Profit and Loss represents, for the reporting period, the sum of current taxes due and changes in deferred tax. Current taxes due represents the sum of income tax expense (benefit) for each of our taxable entities. Income tax expense (benefit) for each entity is calculated using the income tax rates of the tax jurisdiction in which it operates.

Changes in deferred tax represent the periodic reconciliation of differences between financial reporting values and tax reporting values. The Company does not capitalize any deferred tax asset. Hence, any potential gain from increase in deferred tax asset is not recognized. For further details of tax calculations, see Footnote 6 to our Consolidated Financial Statements, which are presented in Part III of this Annual Report.

For the years ended December 31, 2022, 2021, and 2020, the provision for income tax presented in the Consolidated Statements of Profit and Loss was a benefit of $36 thousand, an expense of $90 thousand and a benefit of $99 thousand. During the years ended December 31, 2022, 2021 and 2020, the parent company did not record or pay income taxes in Norway.

Net loss for the year

Net loss for the years ended December 31, 2022, 2021, and 2020 was $32.7 million, $32.6 million, and $26.8 million, respectively.

On a per share basis for these three years, these losses were $0.03, $0.04, and $0.03 per share, respectively. For the Company, pursuant to IAS 33 Earnings per Share, these loss per share figures are the same on a basic and fully-diluted basis. Because the Company has recorded a loss, loss per share on a fully-diluted basis excludes any Ordinary Shares issuable upon exercise of outstanding subscription rights, as doing so, given the loss, would be anti-dilutive (i.e., reduce loss per share).

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

B. Liquidity and Capital Resources

Overview

Since our establishment, we have incurred significant operating losses and negative cash flows. We anticipate we will continue to incur operating losses and consume cash through 2023. There is significant doubt about our ability to continue as a going concern. We will require additional funding to defray anticipated future operating losses. Because we intend to continue pursuing our strategy and to rapidly grow our revenue, we anticipate additional capital will be required (i.e., for the funding of increased working capital requirements).

We expect our revenue for 2023 will be higher than the level in 2022. We expect shipments of our TrustedBio modules will expand through 2023, based on our backlog and our current forecast for additional orders, production lead times, and shipments. Maintaining and improving product-level profitability in 2023 compared to 2022 will depend on our ability to pass along expected increases in the costs to manufacture, assemble, and test our products.

Compensation and related personnel expenses are our largest costs and we anticipate a decrease in such expenses in 2023 compared to 2022, reflecting the reduction in number of employees in the second half of 2022 and given our expectation of a stable number of employees in 2023. Our research and development spending is expected to continue at its current level through 2023, reflecting ongoing technology and product development, some of which is funded by grants from the governments of Norway and the United Kingdom. Other operating expenses likely will increase modestly in connection with expanded marketing and sales activities, as well as the likelihood of increased travel costs, given reduced restrictions on travel.

On November 16, 2022, we completed a private placement of 150 million Ordinary Shares, with gross proceeds of $15.6 million.

As of December 31, 2022, we had cash and cash equivalents of $16.1 million, representing approximately 56% of total assets.

We have no debt to financial institutions or other lenders. Our ongoing material financing commitments are limited to the lease agreements we entered into associated with our office and lab facilities.

The going concern assumption has been applied in the preparation of the consolidated financial statements. The going concern assumes the realization of assets and liquidation of liabilities in the normal course of business. IDEX has incurred significant operating losses, and has accumulated losses, net of capital reduction reserve of $33,901 as of December 31, 2022, and reported cash outflow amounting to $17,555, after obtaining new equity in a net amount of $14,334. The company has no debt to financial institutions. Net equity amounted to $22,841 and the balance sheet solvency amounted to $13,370 at December 31, 2022. The Company aims to increase revenue generation through sales of its products, however, it does not currently have the cash resources to fully meet its operating commitments for the next twelve months. These factors, among others, cast significant doubt on the Company’s ability to continue as a going concern.

As an ongoing activity, we monitor liquidity and the board is prepared to take appropriate measures if and when required. We have been successful in the past with implementing cost reductions and raising capital through private placements of equity. However, there can be no assurance that cash generated by future operations will be adequate to meet our needs or that we will be successful in raising additional capital in the form of equity or debt.
The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the third quarter of 2023 to provide additional funding to support research and development and fund working capital.

Cash Flows

Pursuant to IAS 7 Statement of Cash Flows, we present our Consolidated Statements of Cash Flow following the indirect method. The following table summarizes the results of our cash flows for the periods presented:

	Year Ended December 31,
($000s)	2022	2021	2020
Net cash used in operating activities	$(31,914)	$(27,533)	$(23,294)
Net cash used in investing activities	(160)	(143)	(232)
Net cash provided by financing activities	14,520	54,148	17,438
Net change in cash and cash equivalents	$(17,555)	$26,472	$(6,088)

Net cash flow used in operating activities

During the year ended December 31, 2022, operating activities consumed cash of $31.9 million, primarily as a consequence of our net loss before tax of $32.7 million, and a net working capital increase of $2.3 million, partially offset by non-cash charges of $4.1 million included in the net loss for the year.

Operating activities during 2021 consumed cash of $27.5 million, primarily as a result of our net loss before tax of $32.5 million and a net working capital decrease of $0.1 million partially offset by non-cash charges of $4.6 million included in net loss for the year.

Operating activities during 2020 consumed cash of $23.3 million primarily as a result of our net loss before tax of $26.9 million and a net working capital increase of $0.5 million, partially offset by non-cash charges of $4.5 million included in net loss for the year.

Net cash flow used in investing activities

During the year ended December 31, 2022, investing activities consumed cash of $160 thousand reflecting the use of $267 thousand for capital expenditures for engineering equipment, partially offset by the receipt of $97 thousand of interest income associated with higher interest rates for the period.

Investing activities during 2021 consumed cash of $143 thousand, reflecting the use of $141 thousand for capital expenditures for engineering equipment.

Investing activities during 2020 consumed cash of $232 thousand, reflecting the use of $152 thousand for capital expenditures for engineering equipment and the use of $181 thousand for the acquisition of certain patents.

Net cash flow provided by financing activities

During the year ended December 31, 2022, share issuance generated net cash of $14.4 million, which included the proceeds from a private placement of Ordinary Shares, as well as proceeds from share issuances associated with our Employee Share Purchase Plan and the exercise of incentive subscription rights, partially offset by reductions of lease liabilities totaling $400 thousand.

Financing activities during 2021 generated cash of $54.1 million, which included the net proceeds from two private placements of Ordinary Shares, as well as proceeds from share issuances associated with our Employee Share Purchase Plan and the exercise of incentive subscription rights, partially offset by reductions of lease liabilities totaling $844 thousand.

Financing activities during 2020 generated cash of $17.4 million, representing net proceeds of $18.0 million from a private placement of Ordinary Shares and proceeds of $731 thousand from share issuances associated with our Employee Share Purchase plan and the exercise of incentive subscription rights, partially offset by reductions of lease liabilities totaling $793 thousand and the final payment of $500 thousand associated with the purchase of intangible assets.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception. While we expect our revenue for 2023 will be higher than the revenue in 2022, we also expect to incur net losses and consume cash for the year. We expect our operating expenses will remain stable as we continue to spend on the development of new products and expanded product features and the development of new customers in our three targeted markets. Additionally, as we have Ordinary Shares listed in Norway and ADSs listed in the United States, we expect we will continue to incur the costs of regulatory compliance.

We do not anticipate an increase in capital expenditures above the level incurred during 2022 and 2021. We also are not planning to acquire intangible assets or have significant investment activities for the foreseeable future.

Our future funding requirements will depend on many factors, including but not limited to:

•
the pace and amount of new production orders placed with us by existing customers and customers with which we have secured design wins;
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

Among other factors, our history of losses, limited revenue and negative cash flows from operations raise significant doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm has included an explanatory paragraph in their opinion for the year ended December 31, 2022 as to the significant doubt about our ability to continue as a going concern. Our consolidated financial statements contemplate that we will continue to operate as a going concern. We have been able to raise funds through private placements of shares in the past. During 2022, we raised $15.1 million through private placements. We regularly review all strategic options to fund ongoing operations, research and development projects and working capital needs, including a capital raise. While we have been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future.

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

E. Critical Accounting Estimates

The application of certain accounting standards requires considerable judgment based upon assumptions that may involve high levels of uncertainty at the time the estimates are made. Judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may deviate from estimates. Changes in assumptions and deviations between estimates and final outcomes may have a material influence on the financial statements in the periods when assumptions are changed or when uncertainty is resolved.

As set forth in Footnote 3 to our Consolidated Financial Statements, which are presented in Part III of this Annual Report, we consider the following estimates to be the significant accounting items requiring management’s judgement and use of assumptions: The recorded values of goodwill, intangible assets, and inventory; and the calculation and recognition of share-based compensation expenses.

Item 6. Directors, Senior Management and Employees.

A.
Directors and senior management

The following table sets forth information concerning our Executive Officers and Directors as of December 31, 2022:

Name	Age	Position(s)
Executive Officers:
Vincent Graziani	62	Chief Executive Officer
Eileen Wynne	56	Chief Financial Officer (interim)
Anthony Eaton	50	Chief Technology Officer
Catharina Eklof	53	Chief Commercial Officer
Directors:
Morten Opstad	69	Chair
Lawrence J. Ciaccia [2]	64	Deputy Chair
Deborah Lee Davis [1,2]	59	Director
Hanne Høvding [1]	68	Director
Annika Olsson	46	Director
Thomas M. Quindlen[1]	60	Director
Stephen A. Skaggs [1]	60	Director

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

Eileen M. Wynne has served as our Interim Chief Financial Officer (“CFO”) since August 2022. Prior to August 2022, Ms. Wynne provided interim and part-time accounting and finance services to businesses, including IDEX. From December 2020 until August 2022, Ms. Wynne provided consulting services to IDEX. Prior to joining us, and from May 2013 to June 2019, Ms. Wynne served as Vice President and Chief Accounting Officer of Analog Devices, Inc. (NASDAQ: ADI) where she was responsible for ADI's accounting processes and controls globally. From March 2017 to September 2017, Ms. Wynne served as interim Chief Financial Officer of Analog Devices, Inc. Before 2013, Ms. Wynne held various corporate accounting roles within Analog Devices, Inc. and was an audit manager for Grant Thornton, LLP. Ms. Wynne also serves on the board of directors of Monolithic Power Systems, Inc. Ms. Wynne holds a B.A. from Saint Anselm College and an M.S.A. in Accounting from Bentley University. She is located at the Company’s offices in Wilmington, Massachusetts.

Anthony Eaton has served as our Chief Technology Officer ("CTO") since March 2019. Mr. Eaton served as our Vice President of Systems Engineering from February 2017 to February 2019, and our Senior Director of Engineering from August 2016 to January 2017. Prior to joining us, he served as Director of System Engineering at Atmel, where he was responsible for building and running the System Engineering function for the MaxTouch Business Unit. Earlier, Mr. Eaton held senior engineering roles at NVIDIA Corporation, Mirics Semiconductor, Inc. and Sony Semiconductor Solutions Group. Mr. Eaton holds Bachelor’s and Master’s degrees in Engineering from Cambridge University. He is located at the Company’s offices in Farnborough, United Kingdom.

Catharina Eklof has served as our Chief Commercial Officer (“CCO”) since June 2021. Prior to joining us, Ms. Eklof held the position as Chief Commercial Officer at Defentry, a cyber safety solutions provider, for which she led marketing and sales, leading the company’s international expansion. Ms. Eklof has over 20 years of experience as a global executive leading business transformation across financial services, retail, travel, and information security. Notably, she had roles of increasing responsibility over 12 years with Mastercard. She was instrumental in establishing Mastercard’s global strategic merchant program, bringing digital payment solutions and new, data-driven business models to the organization. Ms. Eklof serves on the board of directors of Avanza Bank Holding AB (Nasdaq Stockholm: AZA). Ms. Eklof holds an M.B.A. in International Business and a M.S. in Economics from the University of Uppsala, Sweden. Ms. Eklof is assigned to our office in Oslo, Norway, but resides and works in Belgium.

Board of Directors

Our Board held seven meetings during the period from our Annual General Meeting on May 12, 2022, until and including April 19, 2023. The meetings have been conducted as in-person and virtual meetings via live webcast.

Morten Opstad has served as Board Chair since March 1997. Mr. Opstad is a partner in Advokatfirmaet Ræder AS in Oslo, Norway. He has rendered legal assistance with respect to establishing and organizing several technology and innovation companies. He currently serves as chair of the board of Ensurge Micropower ASA (Oslo Børs: ENSU). Mr. Opstad holds a legal degree (Cand.Jur.) from the University of Oslo and was admitted to the Norwegian Bar Association in 1986. Mr. Opstad was born in 1953, is a Norwegian citizen, and resides in Oslo. Mr. Opstad attended 7 Board meetings in the period.

Lawrence J. Ciaccia has served as a Director since May 2015 and was appointed as Deputy Chair in May of 2019. He has broad expertise from the semiconductor industry, most notably playing a pivotal role in transforming AuthenTec, Inc. from a start-up into the world’s leading fingerprint sensor supplier. He served as AuthenTec, Inc's CEO from September 2010 until the company’s acquisition by Apple Inc. in October 2012. He remained with Apple Inc. through February 2013 to assist in the acquisition integration and transition. Mr. Ciaccia holds a B.S.in Electrical Engineering from Clarkson University and an M.B.A. from the Florida Institute of Technology. Mr. Ciaccia was born in 1958, is a United States citizen, and resides in Florida. Mr. Ciaccia attended 6 Board meetings in the period.

Deborah Lee Davis has served as a Director since May 2015. She is independent of the Company’s executive management, material business contacts, and larger shareholders. Ms. Davis serves on the boards of directors of International Personal Finance Plc, The Institute of Directors, Diaceutics plc, and Lloyds Banking Group Insurance Board. She also serves as a trustee of the Southern African Conservation Trust in South Africa. During her career, she held senior executive leadership roles at PayPal, eBay, Verizon, and Symantec. Ms. Davis holds a Sloan Masters in Science (Management) with Distinction from London Business School and a Bachelor of Applied Science (Electronics) Honours degree from the University of Melbourne. She also holds a Diploma in Company Direction with distinction from The Institute of Directors. Ms. Davis was born in 1963, is a dual citizen of Australia and the United Kingdom. Ms. Davis attended 7 Board meetings in the period.

Hanne Høvding has served as a Director since December 2007. She is independent of the Company’s executive management, material business contacts, and larger shareholders. During her professional career, Ms. Høvding held several management positions within personnel administration, finance, credit card administration, and debt collection. She holds a B.S. in Economics and Business Administration from the Norwegian School of Economics and Business Administration. Ms. Høvding was born in 1954, is a Norwegian citizen, and resides in Oslo. Ms. Høvding attended 7 Board meetings in the period.

Annika Olsson was elected as a Director in May 2021. She is independent of the Company’s executive management, material business contacts, and larger shareholders. Ms. Olsson is the CEO of Ekspres Bank A/S, a unit of the BNP Paribas Group. During her 20-year career in consumer financial services, Ms. Olsson has held various executive positions. Before joining Ekspres Bank A/S in 2010, she served as Commercial Director for Resurs Bank, a leader in retail finance in the Nordic region. Ms. Olsson also serves on the board of directors of Finans & Leasing (the Association of Danish Finance Houses). She holds a B.S. in finance and marketing from IHM Business School. Ms. Olsson was born in 1976, is a Swedish citizen, and resides in Copenhagen, Denmark. Ms. Olsson attended 6 Board meetings in the period.

Thomas M. Quindlen was elected as a Director in May 2021. From October 2020 until his election, he attended Board meetings as a non-voting observer. He is independent of the Company’s executive management, material business contacts, and larger shareholders. Mr. Quindlen has worked in financial services for three decades and was the CEO of Retail Card, a division of Synchrony, a Fortune 200 company, from January 2014 until his recent retirement in January 2023. Earlier in his career, Mr. Quindlen served in several leadership roles for GE Capital, the financial services subsidiary of the General Electric Company. Mr. Quindlen holds a B.S. in accounting from Villanova University. Mr. Quindlen was born in 1962, is a United States citizen, and resides in Connecticut. Mr. Quindlen attended 5 Board meetings in the period.

Stephen A. Skaggs has served as a Director since May 2019. He is independent of the Company’s executive management, material business contacts, and larger shareholders. Mr. Skaggs has more than 25 years of experience in the semiconductor industry and most recently served as Senior Vice President and CFO of Atmel Corporation, a leading supplier of microcontrollers, prior to its acquisition by Microchip Technology, Inc. in 2016. Mr. Skaggs served as CEO and, earlier, as CFO of Lattice Semiconductor Corporation, a supplier of programmable logic devices and related software. Earlier in his career, he worked for Bain & Company, a global management consulting firm. He currently serves as a non-executive director of Coherent Corporation, a global leader in engineered materials, optoelectronics and lasers. Mr. Skaggs holds a B.S. in Chemical Engineering from the University of California, Berkeley, and an M.B.A. from the Harvard Business School. Mr. Skaggs was born in 1962, is a United States citizen, and resides in Nevada. Mr. Skaggs attended 7 Board meetings in the period.

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

The following table sets forth a profile of the composition of our seven-member Board as of December 31, 2022:

Board Diversity Matrix	Female	Male
Part I: Gender Identity
Directors:	3	4
Part II: Demographic Background
Norway Citizen	1	1
Swedish Citizen	1
United Kingdom Citizen [1]	1
United States Citizen		3
Ethnicity: White	2	4
Ethnicity: Underrepresented Individual in Home Country Jurisdiction [2]	1

1.
This Director holds dual citizenship in Australia and the United Kingdom.
2.
Pursuant to Nasdaq instructions, underrepresentation is based definitions of “national, racial, ethnic, indigenous, cultural, religious, or linguistic identity” in the country of the Company’s principal executive offices (i.e., Norway).
B.
Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate compensation paid to Directors and our Executive Officers for services in all capacities was $2.0 million.

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

At our Annual General Meeting held on May 12, 2022, our shareholders adopted the 2022 Subscription Rights Incentive Plan, or the 2022 Plan. As a result, the previous incentive plan adopted in 2021 ceased to be available for future issuance as of such date.

As of December 31, 2022, subscription rights to purchase 81,106,631 Ordinary Shares were outstanding.

As of our Annual General Meeting held on May 13, 2020, we had 31,890,450 subscription rights outstanding under the 2016 Plan, 2017 Plan and 2018 Plan, at a weighted average exercise price of NOK 5.40 per share. As the trading price of our Ordinary Shares on the Oslo Børs had been significantly lower than such exercise price, these subscription rights had no intrinsic value and were not contributing to the incentive and retention goals in support of which those subscription rights were granted. Therefore, at the Annual General Meeting, it was resolved that we may offer employees, including our Executive Officers, and eligible individual contractors who held subscription rights granted under the 2016 Plan, 2017 Plan, and 2018 Plan an opportunity to surrender and cancel those existing subscription rights in exchange for a right to receive new subscription rights under the 2020 Plan. On June 17, 2020, the Board resolved to authorize this offer, with new subscription rights having an exercise price of NOK 1.71 per share and a three-year vesting schedule. Following the offer to eligible holders and upon receipt of surrender notices from those holders, the Board resolved on October 2, 2020, to award new subscription rights under the 2020 Plan, representing an aggregate of 25,962,800 Ordinary Shares, in exchange, on a one-for-one basis, for subscription rights granted pursuant to subscription rights awarded under the 2016 Plan, 2017 Plan and 2018 Plan. All these replacement subscription rights expire on May 15, 2025.

In 2020, we adopted an Employee Share Purchase Plan (the “ESPP”), to secure the services of new employees, to retain the services of existing employees, and to provide incentives for participants to exert maximum efforts toward our success. The ESPP was revolved at the annual general meetings in 2021 and 2022. Our employees, including Executive Officers, are eligible to participate in the ESPP. See “—Equity Incentive Plans” below.

Executive Officer Compensation for 2022

During 2022, our Executive Officers were paid salaries and payments pursuant to performance-based incentive compensation plans, which were subject to current income taxes in the countries in which the Executive Officers were domiciled. The Company also provided healthcare and related employee benefits, and, in one country, pension contributions, to Executive Officers who are employees of the Company. Individual contractors serving as Executive Officers do not participate in the Company’s benefit plans.

The compensation of our Chief Executive Officer and his direct reports was proposed by the Compensation Committee and determined by the Board.

During 2022, subscription rights to purchase 2,467,900 Ordinary Shares were awarded to our current Executive Officers. None of our Executive Officers exercised any subscription rights during 2022.

Beginning in March 2020, due to uncertainty surrounding COVID-19, the base salaries of the Executive Officers at the time were reduced by 30%. Salaries were restored to their earlier levels in June 2020.

The following table sets forth the compensation paid to our Executive Officers during 2022:

($000s)	Salary	Cash Bonus Paid	Other Benefits	Pension Contributions	Share-Based Compensation (1)	Total
Vincent Graziani, Chief Executive Officer	$400	$—	$26	$—	$139	$565
Eileen Wynne (2), interim Chief Financial Officer	37	—	—	—	—	37
James A. Simms (3), former Chief Financial Officer	290	—	21	—	(56)	255
Anthony Eaton, Chief Technology Officer	237	—	—	14	74	325
Catharina Eklof (4), Chief Commercial Officer	398	—	—	—	114	512
Total	$1,362	$—	$47	$14	$271	$1,694

1.
The amount represents the amortized cost in the year, pursuant to IFRS 2 Share-based Payments, for incentive subscription rights, as well as the cost of our ESPP. The amortized cost of subscription rights is based on a calculations of grant value at the time of grant. The cost of the ESPP is based on calculations of an purchase option value at the start of the contribution period.
2.
Ms. Wynne has served as our interim Chief Financial Officer since August 15, 2022.
3.
Mr. Simms tendered his resignation effective August 15, 2022.
4.
Ms. Eklof resides and works in Belgium and serves the Company as an individual contractor.

The following table sets forth the number subscription rights granted to our Executive Officers during the year ended December 31, 2022:

	Grant Date	Exercise Price NOK per Share	Number of Subscription Rights
Vincent Graziani (1), CEO	August 10, 2022	1.18	1, 210,400
Eileen Wynne (2), interim CFO			—
James A. Simms (3), former CFO			—
Anthony Eaton (4), CTO	February 23, 2022	2.08	836,900
	August 10, 2022	1.18	210,300
Catharina Eklof (5), CCO	August 10, 2022	1.18	210,300

1.
As of December 31, 2022, Mr. Graziani held subscription rights to purchase an aggregate of 7,420,800 Ordinary Shares.
2.
Ms. Wynne has served as our interim Chief Financial Officer since August 15, 2022.
3.
Mr. Simms tendered his resignation effective August 15, 2022.
4.
As of December 31, 2022, Mr. Eaton held subscription rights to purchase an aggregate of 2,710,300 Ordinary Shares.
5.
As of December 31, 2022, Ms. Eklof held subscription rights to purchase an aggregate of 2,210,300 Ordinary Shares.

Our Executive Officers may also participate in our ESPP, on the same terms as other participants in their respective countries of domicile. In, 2022, Messrs. Graziani and Eaton purchased 186,011 Ordinary Shares and 19,683 Ordinary Shares, respectively, through their participation in the ESPP.

As of December 31, 2022, the officers held an aggregate number of subscription rights to purchase Ordinary shares of 12,341,400, representing 1.06% of our share capital.

Director Compensation

Our Directors receive board compensation in arrears, as determined annually at the Annual General Meeting. At our 2022 Annual General Meeting, held on May 12, 2022, it was resolved that the annual compensation for each Director would be $44 thousand for the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting. Mr. Opstad, Board chair, receives an additional $9 thousand for his service. Each of the Compensation Committee members receives an additional $9 thousand for their service on the committee, and the committee chair receives $13 thousand. Each of the Audit Committee members receives an additional $10 thousand for their service on the committee, and the committee chair receives $18 thousand. Director compensation for the period from the date of our 2022 Annual General Meeting through the date of our 2023 Annual General Meeting will be determined at that 2023 Annual General Meeting.

The following table sets forth the compensation paid to our Directors during the year ended December 31, 2022, for service as Directors and on committees of the Board:

($000s)	Cash Compensation	Share-based Compensation	Total
Morten Opstad, chair	$53	$—	$53
Lawrence J. Ciaccia, deputy chair	53	—	53
Deborah Lee Davis	68	—	68
Hanne Høvding	55	—	55
Annika Olsson	44	—	44
Thomas M. Quindlen	55	—	55
Stephen A. Skaggs	62	—	62
Total	$390	$—	$390

At our 2022 Annual General Meeting, held on May 12, 2022, it was resolved to allow Directors to elect to receive all or part of their respective Board compensation in the form of Ordinary Shares. No Directors elected to receive their board compensation in the form of Ordinary Shares.

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

Equity Incentive Plans

2022 Subscription Rights Incentive Plan

At our Annual General Meeting held on May 12, 2022, our shareholders adopted the 2022 Subscription Rights Incentive Plan (the “2022 Plan”), to enable our Company to offer employees and individual contractors equity interests in the Company, thereby helping to attract, retain, and motivate staff members and align their interests with those of shareholders. In the past several years, we have adopted an annual subscription rights incentive plan each year, termed the "2021 Plan" and so forth, or collectively, the “Previous Plans”. The previous plans have in all material aspects had the same terms as the 2022 Plan. Each of the Previous Plans ceased to be available for future issuance immediately when the next year’s Subscription Rights Plan became effective.

Our 2022 Plan provides for the grant of subscription rights, including subscription rights characterized as: (i) incentive stock options, within the meaning of Section 422 of the IRC; (ii) nonqualified stock options (i.e., subscription rights not considered incentive stock options); (iii) independent subscription rights within the meaning of Section 11-12 of the Public Limited Companies Act of the Kingdom of Norway dated June 13, 1997, as amended (the “PLCA”); or, if permitted by applicable law and our shareholders.

The maximum number of Ordinary Shares that may be issued under the 2022 Plan may not exceed 101,254,865; provided, however, the maximum number of Ordinary Shares that may be outstanding under the 2022 Plan and Previous Plans may not exceed 10% of the total authorized number of Ordinary Shares at any time. As of December 31, 2022, subscription rights to purchase 81,106,631 Ordinary Shares, at exercise prices ranging from NOK 0.15 to NOK 5.10 per share, or a weighted average exercise price of NOK 1.74 per share, were outstanding under the 2022 Plan and Previous Plans.

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

Upon vesting, each subscription right entitles the holder to demand the issuance of one Ordinary Share. As consideration for the Ordinary Shares to be issued upon exercise of the subscription rights issued under the 2022 Plan, the holder of such subscription rights shall pay to us a price per share (i.e., the exercise price), which shall be the greater of (i) the average quoted closing price of our Ordinary Shares, as traded on Oslo Børs, over a period of 10 trading days immediately preceding the date of grant of such subscription rights, or (ii) the quoted closing price of our Ordinary Shares, as traded on Oslo Børs, on the trading day immediately preceding the date of grant of such subscription rights.

The subscription rights under the 2022 Plan will expire five years after the date of our 2022 Annual General Meeting resolving the 2022 Plan.

2022 Employee Share Purchase Plan

The 2022 ESPP was adopted at our Annual General Meeting on May 12, 2022. The purpose of our 2022 ESPP is to provide a voluntary, convenient, and cost-effective way for employee participants to become shareholders. Our 2022 ESPP has three components: (i) a component intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the IRC for employees who are taxpayers in the United States; (ii) a component applicable to employees who are taxpayers in the United Kingdom; and (iii) a general component applicable to all employees outside the United States and United Kingdom. Under the 2022 ESPP, as of December 31, 2022, 50,627,432 new Ordinary Shares can be issued, representing 5% of the authorized share capital of the Company at the time the ESPP was adopted. Since 2020, we have adopted an annual employee share purchase plan each year, termed the "2021 ESPP" and so forth, or collectively, the “ESPPs". The ESPPs have in all material aspects had the same terms as the 2022 ESPP. Each of the ESPPs ceased to be in effect for future contribution when the next year’s ESPP became effective.

The ESPP is structured using two six-month contribution periods over 12 months; September-February and March-August. During each contribution period, a fixed amount (up to 20% of the employee’s gross base salary) is withheld from the employee’s salary. The employee may elect to participate in the ESPP from the date after public disclosure of an interim report until the beginning of the contribution period. Unless the employee explicitly withdraws from the ESPP, the employee’s participation in the plan is automatically renewed for the same amount for subsequent contribution periods. The subscription price per share is equal to the lower of 85% of (i) the closing price of our Ordinary Shares, as traded on Oslo Børs, on the first day of the contribution period, and (ii) the closing price of our Ordinary Shares, as traded on Oslo Børs, on the last trading day of the contribution period. Ordinary Shares purchased through the ESPP are issued after the end of each contribution period.

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

C.
Board Practices

Composition of our Board of Directors

Our Board currently is composed of seven members, all of whom are non-executive Directors. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have a majority of our Board made up of independent Directors, except that our Audit Committee is required to consist fully of independent Directors. Nevertheless, our Board has undertaken a review of the independence of Directors and considered whether any Director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each Director concerning such Director’s background, employment, and affiliations, including family relationships, our Board has determined that five of our seven Directors qualify as “independent directors” as defined under applicable Nasdaq rules and the independence requirements contemplated by the Exchange Act. The Board determined that Mr. Opstad, our Board chair, and Mr. Ciaccia, our Deputy chair, do not qualify as independent, given their business relationships with the Company. In making these determinations, our Board considered the current and prior relationships that each non-employee director has had with our Company and all other facts and circumstances deemed relevant in determining Director independence, including the beneficial ownership of Ordinary Shares by each Director and his or her affiliated entities (if any). Furthermore, our Board made the same determination under the criteria of the Norwegian Code of Practice for Corporate Governance, dated October 14, 2021 (the “Code of Practice”). The composition of our Board complies with the independence requirements under the Code of Practice, as well as Oslo Børs’ terms of listing. It also meets the Norwegian statutory gender requirements.

Our corporate governance practices were last reviewed in April 2023 in accordance and compliance with the Code of Practice. The Code of Practice stipulates certain compliance and explanatory guidelines. We post our corporate governance review on our website and in the annual report filed with Norwegian regulatory bodies.

Our Articles of Association provide that the number of Directors shall be between three and seven members, as decided at our Annual General Meeting of shareholders. At such meeting, Directors are elected to serve for a term of two years. At our 2021 Annual General Meeting, on May 12, 2021, it was resolved that Mr. Opstad shall serve as Board chair for a two-year term, and Mr. Ciaccia shall serve as Deputy chair for a two-year term.

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

Committees of our Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. The committees are purely advisory to the board, which is the competent decision-making body. In addition, we have a nomination committee, which composition and mandate are resolved by our Annual General Meeting of shareholders.

Audit Committee

Our Audit Committee consists of Messrs. Skaggs and Quindlen and Mses. Høvding and Davis. Mr. Skaggs serves as chair of the committee. While the Audit Committee consists exclusively of Directors who are financially literate, Mr. Skaggs is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under applicable Nasdaq rules. Our Board has determined that all of the members of the Audit Committee satisfy the independence requirements set forth in Rule 10A-3 under the Exchange Act. The Audit Committee, which advises the Board, is governed by a charter that complies with the rules of Nasdaq.

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
•
reviewing and recommending to the board any related-party transactions;
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

•
designing a compensation policy that is designed to promote our long-term success;
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

Nomination Committee

In compliance with the Code of Practice, we maintain a Nomination Committee, which is not a subcommittee of our Board, but a separate body elected directly by shareholders at our Annual General Meeting. The Nomination Committee should not include any executive personnel or members of the Board in the Company.

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

Code of Conduct and Code of Ethics

We last revised our Code of Conduct and Code of Ethics on December 21, 2020, to cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. Our Code is available on our website at www.idexbiometrics.com.

D.
Employees

As of December 31, 2022, we had 104 individuals on staff, consisting of 85 employees and 19 individual contractors (individual contractors typically reside and work in countries in which the Company does not have a subsidiary). Of this total, 17 were assigned to our head office in Oslo, 46 were assigned to our two offices in the United States, 36 were assigned to our office in the United Kingdom, and five were assigned to our office in China.

Certain members of our staff serve on a part-time basis. We assess staffing needs based on a full-time equivalent (“FTE”) basis. As of December 31, 2022, we had 82 FTE employees and 17 FTE individual contractors. Of this total of 99 FTEs:

•
70 were engaged in engineering functions (hardware design, systems design, and software development);
•
15 were engaged in marketing and sales functions;
•
seven were engaged in administrative and financial functions; and
•
seven were engaged in production planning and supply chain management.

We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages.

E.
Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 6. Section B. Compensation” and “Item 7. Section A. Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions.

A.
Major Shareholders

The following table and accompanying footnotes set forth, as of March 31, 2023, information regarding beneficial ownership of our Ordinary Shares by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Ordinary Shares;
•
each of our Executive Officers;
•
each of our Directors; and
•
all of our Executive Officers and Directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary Shares that can be acquired within 60 days of March 31, 2023. Percentage ownership calculations are based on 1,168,974,920 Ordinary Shares issued and outstanding as of March 31, 2023, plus, consistent with SEC rules on disclosure of beneficial ownership, Ordinary Shares that each security holder has the ability to acquire within 60 days of March 31, 2023.

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

Name of Reported Beneficial Owner (1)	Number of Ordinary Shares Beneficially Owned as of March 31, 2023	Percentage of Total
5% or Greater Shareholders:
Robert N. Keith (2)	135,145,579	11.56%
Sundt AS (3)	85,974,977	7.35%

Executive Officers:
Vincent Graziani (4)	5,782,011	*
Eileen Wynne	—	*
Anthony M. Eaton (5)	1,917,289	*
Catharina Eklof (6)	1,089,684	*
Board of Directors:
Morten Opstad (7)	7,398,916	*
Lawrence J. Ciaccia (8)	1,015,021	*
Deborah Lee Davis (9)	564,479	*
Hanne Høvding (10)	487,778	*
Annika Olsson (11)	52,631	*
Thomas M. Quindlen (12)	413,981	*
Stephen A. Skaggs (13)	1,018,053	*
Directors and Executive Officers as a group (11 persons)	19,739,843	1.68%

* Represents beneficial ownership of less than 1%.

1.
Beneficial ownership presented in this table, as of March 31, 2023, is determined in accordance with the rules of the SEC, which differ from local rules in Norway. Pursuant to the Norwegian Securities Trading Act dated June 29, 2007, no.75, (the “STA”), our shareholders are required to immediately and simultaneously notify us and the Oslo Børs when the shareholder’s holdings, as percentage of total Ordinary Shares outstanding, reaches, exceeds, or falls below the thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3, or 90% of the share capital or voting rights of our Company.
2.
Pursuant to annual disclosure requirements of the STA, Mr. Keith reported to the Oslo Børs, as of November 18, 2022, that he, together with “related parties,” as such term is defined in section 2-5 of the STA, collectively held 135,145,579 Ordinary Shares, representing 12.1% of the total number of our outstanding Ordinary Shares as of that date. According to data from the Euronext VPS, as of March 31, 2023, and Mr. Keith’s ownership to 30,000,000 Ordinary Shares held by the Depositary for our ADSs, Mr. Keith has direct holdings of 81,014,444 Ordinary Shares. We believe the balance of Ordinary Shares comprising the total number of Ordinary Shares beneficially owned by Mr. Keith, as of March 31, 2023, are held in nominee accounts with a limited number of financial institutions. See also “Related Party Transactions—Capital Increases.”
3.
The principal business address for Sundt AS is Dronningen 1, 0287 Oslo, Norway.
4.
Represents 1,729,411 Ordinary Shares held by Mr. Graziani and 4,052,600 Ordinary Shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of March 31, 2023.
5.
Consists of 284,639 Ordinary Shares held by Mr. Eaton and 1,632,650 Ordinary Shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of March 31, 2023.
6.
Consists of 89,684 Ordinary Shares held by Ms. Eklof and 1,000,000 Ordinary Shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of March 31, 2023.
7.
Represents 7,398,916 Ordinary Shares held by Mr. Opstad and related parties as of March 31, 2022.
8.
Represents 415,021 Ordinary Shares held by Mr. Ciaccia and 600,000 Ordinary Shares issuable pursuant to subscription rights that are exercisable or settled within 60 days of March 31, 2023.
9.
Represents 564,479 Ordinary Shares held by Ms. Davis as of March 31, 2023.
10.
Represents 487,778 Ordinary Shares held by Ms. Høvding as of March 31, 2023.
11.
Represents 52,631 Ordinary Shares held by Ms. Olsson as of March 31, 2023.
12.
Represents 413,981 Ordinary Shares held by Mr. Quindlen as of March 31, 2023.
13.
Represents 1,018,053 Ordinary Shares held by Mr. Skaggs as of March 31, 2023.

Change in ownership of major shareholders last three years

The following table shows shareholders of record in the shareholder registry in Norway who held more than 5% of our Ordinary Shares as of December 31, 2019, December 31, 2020, December 31, 2021, or December 31, 2022:

	December 31, 2022		December 31, 2021		December 31, 2020		December 31, 2019
Shareholder	Number of Ordinary Shares	Percent of Total	Number of Ordinary Shares	Percent of Total	Number of Ordinary Shares	Percent of Total	Number of Ordinary Shares	Percent of Total
Sundt AS	85,974,977	7.37%	68,507,977	6.78%	55,740,365	6.70%	—	—
Robert N. Keith (1)	72,109,394	6.18%	62,139,394	6.15%	61,639,394	7.41%	60,000,000	8.36%
Société Générale (N)	—	—	72,660,606	7.19%	—	—	—	—
Sundvall Holding AS	—	—	55,964,051	5.54%	56,964,051	6.85%	57,661,021	8.03%
The Northern Trust Company (N)	—	—	—	—	45,030,909	5.41%	50,030,909	6.97%
Goldman Sachs International (N)	—	—	—	—	59,623,073	7.16%	47,720,360	6.65%
UBS Switzerland AG (N)	—	—	—	—	73,260,653	8.80%	55,764,466	7.77%
Others	1,008,242,213	86.45%	751,116,426	74.34%	479,888,303	57.67%	446,811,976	62.23%
Total	1,166,326,584	100.00%	1,010,388,454	100.00%	832,146,748	100.00%	717,988,732	100.00%

(N)
The shareholder on record is a nominee for one or more beneficial owners. We are normally not aware of the number or identity of the beneficial owners of Ordinary Shares held in nominee accounts.
1.
The number of Ordinary Shares includes Mr. Keith’s holding of 30,000,000 Ordinary Shares held by the Depositary for our ADSs, as well as the reported direct ownership of 42,109,394 Ordinary Shares. Pursuant to disclosure requirements of the STA, Mr. Keith reported to the Oslo Børs, as of November 18, 2022, that he, together with “related parties,” as such term is defined in section 2-5 of the STA, collectively held 135,145,579 Ordinary Shares, representing 12.1% of the total number of our outstanding Ordinary Shares as of that date.

As shown in the table above, outstanding Ordinary Shares as of December 31, 2022, increased by 488,337,852 Ordinary Shares from December 31, 2019. The change in holdings of our major shareholders as of December 31, 2022, compared to major shareholder holdings at the end of each of the three years earlier shows that the number of shareholders with 5% holding or more has been reduced from five at the beginning of 2020 down to two at December 31, 2022. The change is caused by shareholders' trades of Ordinary Shares in the open market and by participation or not in private placements of our Ordinary Shares during the period. Nominee shareholders’ holdings may change because the beneficial shareholders choose to move their holdings between nominee accounts.

Voting Rights

All our Ordinary Shares have equal voting rights. There are no Ordinary Shares with special voting rights, nor are there any restrictions on voting. We have no other class of equity security outstanding. See also Exhibits 2.4 and 2.5 filed herewith.

Shareholders in the United States

As of December 31, 2022, there were 46,880,108 or 4.02% of our outstanding Ordinary Shares held by 21 shareholders of record who are United States legal or natural persons. The actual number of beneficial holders can not be determined reliably, and is greater than the numbers of holders of record, because Ordinary Shares are held in the custodial name of brokers and other nominees on behalf of beneficial owners. One such nominee is Bank of New York Mellon, the Depositary, holding 38,905,050 Ordinary Shares that are represented by 518,734 ADSs listed on Nasdaq. We listed our ADSs on Nasdaq as of March 1, 2021.

Controlling interests, shareholder agreements

To the best of our knowledge, we are not directly owned or controlled by another corporation or corporations, any government, or by any other natural or legal person(s), severally or jointly. We are not aware of any shareholder agreements. We are not aware of any arrangements that may result in a change of control of our company.

B.
Related Party Transactions

Since January 1, 2022 and until the date of this annual report, we have engaged in the following transactions with our Directors, Executive Officers and holders of more than 10% of our outstanding voting securities and their affiliates, which we refer to as our related parties.

Agreements with Our Executive Officers and Directors

We have in place continuing employment or service contracts with our Executive Officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non-solicitation and inventions assignment undertakings by the Executive Officers. The enforceability of the non-competition provisions may be limited under applicable law.

We have in place continuing service contracts with two of our Directors, see section “Arrangements with Our Board of Directors”.

Further, we have granted share-based awards to certain of our Directors and Executive Officers. See “Item 6. Section B. Compensation—Compensation of Executive Offices and Directors”.

Indemnification Agreements

We entered into an indemnity agreement with each of our Directors and Executive Officers in connection with the listing of our ADSs on Nasdaq in 2021. The indemnity agreement requires us to indemnify our Directors and Executive Officers to the fullest extent permitted by law. See “Item 6. Section B. Compensation—Limitations.”

Capital Increases

In March 2023, we issued 2,648,336 Ordinary Shares to 31 employees participating in our ESPP, raising $182 thousand. Among the employees, our Chief Executive Officer, Vincent Graziani, acquired 145,121 Ordinary Shares.

In November 2022, we completed a private placement of an aggregate of 150,000,000 Ordinary Shares with Norwegian and international investors, including certain existing shareholders, for gross proceeds of $15.1 million. No Directors or Executive Officers subscribed to shares in the private placement.

Also in November 2022, we issued 246,167 shares at a price NOK 0.15 per share to employees upon their exercise of vested incentive subscription rights, raising $3 thousand. No Executive Officers exercised vested subscription rights.

In September 2022, we issued 3,181,755 Ordinary Shares to 40 employees participating in our ESPP, raising $232 thousand. Among the employees, our Chief Executive Officer, Vincent Graziani, acquired 133,565 Ordinary Shares.

In August 2022, we issued 289,608 shares at a price NOK 0.15 per share to employees upon their exercise of vested incentive subscription rights, raising $4 thousand. No Executive Officers exercised vested subscription rights.

In May 2022, we issued 60,400 shares at a price NOK 1.68 per share to employees upon their exercise of vested incentive subscription rights, raising $11 thousand. No Executive Officers exercised vested subscription rights.

Also in May 2022, our Chief Executive Officer, Vincent Graziani, acquired 3,000 IDBA, the IDEX American Depository Shares listed at the Nasdaq Capital Market in New York. The acquired IDBA were the equivalent of 225,000 Ordinary Shares.

In March 2022, we issued 394,409 shares at a price NOK 0.48 per share to employees upon their exercise of vested incentive subscription rights, raising $21 thousand. No Executive Officers exercised vested subscription rights.

Also in March 2022, we issued 1,765,791 Ordinary Shares to employees participating in our ESPP, raising $341 thousand. Among such employees, our Chief Executive Officer, Vincent Graziani, acquired 52,446 Ordinary Shares, and our Chief Technology Officer, Anthony Eaton, acquired 19,683 Ordinary Shares.

Arrangement with Our Major Shareholders

In connection with our November 2022 private placement, we entered into a share lending agreement with certain shareholders in order to facilitate settlement of the new shares in the private placement. As a fixed fee for the share lending, each lender received a fee equaling 5% per annum of the sum of the subscription price per new share in the private placement multiplied by the number of borrowed shares lent by the respective lender. In total, we paid approximately $14 thousand under the share lending agreement with approximately $6 thousand paid to Sundt AS and approximately $4 thousand paid each to Sundvall Holding AS and Mr. Keith.

Arrangements with Our Board of Directors

Morten Opstad, chair of our board, is a partner at Advokatfirmaet Ræder AS (“Ræder”), our Norwegian counsel. Ræder provides legal services to our company. In addition, Mr. Opstad provides certain business and management services ("Executive Function") to us that are not typical board functions, pursuant to an executive function agreement dated January 30, 2018, by and among Mr. Opstad, IDEX Biometrics ASA, and Ræder. The Executive Functions include, among other things, shareholder contact, strategic discussions with existing and prospective partners, customers and suppliers, organizational issues, and other projects from time to time. As consideration for the Executive Function, Mr. Opstad is entitled to receive a fee per hour at the same level as partners at Ræder invoice us, and such fee is invoiced by Ræder. In 2022, we expensed $234 thousand for Ræder's services, including Mr. Opstad's Executive Function in the year.

Larry J. Ciaccia, deputy chair of our board, is the principal owner of Black River Advisors LLC. On November 1, 2013, Black River Advisors entered into a service agreement with us, pursuant to which Black River Advisors assigned Mr. Ciaccia to provide certain consulting services to us in the areas of fingerprint imaging and recognition technology. Mr. Ciaccia has also served on our Strategic Advisory Council, effective January 2014, through June 30, 2022. The terms and conditions of this agreement apply solely to Mr. Ciaccia in his capacity as the principal of Black River Advisors. Either party may terminate the agreement upon a 90-day written notice. Under this agreement, Mr. Ciaccia is/was entitled to receive $50,000 per annum for the consulting services and $15,000 per annum for services performed by Mr. Ciaccia as a member of our Strategic Advisory Council. In addition, Mr. Ciaccia may receive grants of subscription rights to purchase our Ordinary Shares in such amount and on such terms as may be agreed by the parties and approved by our board of directors. In 2022, we paid Mr. Ciaccia $57,500 under this agreement.

Loans and guarantees for the benefit of related parties

We have not issued any loans or guarantees for the benefit of any related parties.

Related Party Transaction Policy

We comply with Norwegian law regarding approval of transactions with related parties. We have adopted a Code of Conduct and Code of Ethics (the "Code") that sets forth our procedures for the review and approval or ratification of any not immaterial related party transactions. Per the Code, a related party is (i) any Executive Officer or Director, (ii) a shareholder, a shareholder’s parent company, or other beneficial owner who holds more than 5% of any class of our voting securities; (iii) other persons as defined in the Norwegian Accounting Act and regulations promulgated thereunder; and (iv) any of the immediate family members and any entity owned or controlled by such legal or natural persons as mentioned in the foregoing clauses.

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

B.
Significant Changes

None.

Item 9. The Offer and Listing.

A.
Offer and Listing Details

Our Ordinary Shares have been listed for trading on the Oslo Børs under the symbol “IDEX” since March 12, 2010. Prior to that date, there was no regulated trading market for our Ordinary Shares. Our ADSs have been listed on Nasdaq under the symbol “IDBA” since March 1, 2021. Prior to that date, there was no regulated public trading market for our ADSs.

B.
Plan of Distribution

Not applicable.

C.
Markets

Our Ordinary Shares have been listed for trading on the Oslo Børs under the symbol “IDEX” since March 12, 2010. Prior to that date, there was no regulated trading market for our Ordinary Shares. Our ADSs have been listed on Nasdaq under the symbol “IDBA” since March 1, 2021. Prior to that date, there was no regulated public trading market for our ADSs.

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

The information set forth in Exhibit 2.4 is incorporated herein by reference.

C.
Material Contracts

Supply Agreement with IDEMIA

On February 13, 2020, we entered into a supply agreement with IDEMIA France SAS (“IDEMIA”). Pursuant to this agreement, we agreed to supply IDEMIA our TrustedBio fingerprint sensor modules, for use in IDEMIA’s F.CODE payment cards. The Supply Agreement with IDEMIA is included on this annual report as Exhibit 4.3.

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

IDEMIA places orders for our products on an ongoing basis. IDEMIA placed its first order in September 2020. As of December 31, 2022, orders from IDEMIA represented a substantial portion of the Company’s order backlog. The agreement runs for a term of three years, and automatically renews for one-year terms thereafter, unless either party terminates the agreement by prior written notice no later than thirty days prior to the expiration of the original three-year term.

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

Bloomberg or its manufacturing partner places orders for our products on an ongoing basis. We began shipping units to Bloomberg’s subcontract manufacturer during the second quarter of 2020 and have shipped steady volumes under the agreement through 2022. As of December 31, 2022, orders from Bloomberg's manufacturing partner represented a substantial portion of the Company’s order backlog.

The agreement terminates on November 30, 2023, by Bloomberg for cause with immediate effect, or with 90 days’ prior written notice. The Master Services Agreement with Bloomberg is included on this annual report as Exhibit 4.4.

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
•
persons who acquired our Ordinary Shares pursuant to the exercise of a compensatory subscription right awarded by the Company. Our annual Subscription Rights Incentive Plans only provide for the award of stock options for the purchase of the Company’s Ordinary Shares. These options may be incentive stock options or nonstatutory stock options, and both are referred to as “subscription rights” pursuant to the Public Limited Companies Act of the Kingdom of Norway dated 13 June 1997, as amended.;

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

Based on our analysis of our income, assets, activities, and market capitalization, we do not believe IDEX was a PFIC for the taxable year ended December 31, 2022. However, no assurances regarding the Company’s PFIC status can be provided for any past, current, or future taxable year.

The determination of whether the Company is a PFIC is a fact-intensive determination made on an annual basis, and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC classification purposes may be determined in part by reference to the market price of our Ordinary Shares or ADSs from time to time, which may fluctuate considerably. Under the passive income test, our status as a PFIC depends on the composition of our income, which will depend on a variety of factors that are subject to uncertainty, including the characterization of certain intercompany payments and payments from tax authorities, transactions we enter into in the future, and our corporate structure. Even if we determine that the Company is not a PFIC for a taxable year, there can be no assurance the IRS would not successfully challenge our determination. Accordingly, our U.S. counsel expresses no opinion with respect to the Company’s PFIC status for any taxable year.

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

U.S. Holders can avoid the interest charge on excess distributions or gain relating to our Ordinary Shares or ADSs by making a mark-to-market election with respect to the Ordinary Shares or ADSs, provided that the Ordinary Shares or ADSs are “marketable stock.” Ordinary Shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the Ordinary Shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs are listed on Nasdaq, which is a qualified exchange for these purposes. Consequently, if our ADSs are listed on Nasdaq and are regularly traded, we expect the mark-to-market election would be available to U.S. Holders if the Company is classified as a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Ordinary Shares or ADSs.

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

As noted below and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from jurisdictions on Ordinary Shares or ADSs. A U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

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

For U.S. Holders, certain significant and potentially adverse U.S. federal income tax consequences would result from classification of the Company as a PFIC. WE STRONGLY URGE INVESTORS TO CONSULT THEIR TAX ADVISORS REGARDING THE IMPACT OF A PFIC CLASSIFICATION ON AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs.

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

Taxation of dividends

Dividends distributed to Non-resident Shareholders, as a general rule, are subject to withholding tax at a rate of 25%. The distributing company may however apply a reduced withholding tax rate in accordance with a double taxation treaty or a 0 percent tax rate pursuant to the exemption method in section 2-38 of the Norwegian Tax Act, if the shareholder has provided documentation that proves they are entitled to a reduced withholding tax rate. The withholding tax rate of 25% is normally reduced through tax treaties between Norway and the country in which the Non-resident Shareholders resides. As of the date of this Annual Report, a withholding rate of 15% is applicable to dividends distributed by a Norwegian company to a U.S. taxpayer, pursuant to the tax treaty between Norway and the U.S. In the event the Company were to declare a dividend, IDEX has a statutory withholding obligation.

Non-resident individual Shareholders residing within the EEA area are subject to ordinary withholding tax but are entitled to apply for a partial refund of the withholding tax equal to a calculated tax-free allowance. Note that there are certain documentation requirements for non-resident individual shareholders that proves they are entitled to a reduced withholding tax rate. To fulfil the documentation requirements under a tax treaty, personal shareholders must i.e., provide certificate of residence on certain conditions and confirmation that they are the beneficial owner of the dividends.

Non-resident Shareholders that are limited liability companies can obtain a reduced withholding tax rate according to a tax treaty and/or be entitled to exemption from withholding tax pursuant to the exemption method. Note that there are certain documentation requirements for a reduced withholding tax rate according to a tax treaty and for exemption from withholding tax pursuant to the exemption method. However, dividends distributed to such Non-resident Shareholders resident within the EEA for tax purposes are exempt from Norwegian withholding tax, provided the Non-resident Shareholder is resident in an EEA country, conducts business activity within the EEA, and is the final dividend recipient.

Ordinary Shares or ADSs registered in the name of a nominee will be subject to withholding tax at a rate of 25%, unless the beneficial owner has fulfilled specific documentation requirements, and the nominee has obtained approval from the Norwegian Tax Administration for the dividend to be subject to a lower withholding tax rate. Note that permits granted under the rules that applied before 1 January 2019 (permits dated before 1 June 2017) are no longer valid. Custodians who have been granted permits under the former rules, and who wish to continue to register shares on an account with a reduced tax rate, must apply for a new permit.

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

F.
Dividends and Paying Agents.

Not applicable.

G.
Statement by Experts.

Not applicable.

H.
Documents on Display.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our Directors, officers, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we intend to file with the SEC annual reports on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

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

Oslo Børs maintains a website (newsweb.oslobors.no) that contains reports and other filings, press releases and other disclosures that listed companies, such as IDEX Biometrics ASA, issue to the market.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Exchange Risk

The Company’s trading transactions are commonly denominated in U.S. Dollars (“USD”), which is the Company’s consolidation and presentation currency. The functional currency of the parent company, IDEX Biometrics ASA, is USD, while the functional currencies of the subsidiaries are the currency in their respective domiciles. The Company incurs a portion of its expenses in other currencies than the USD, primarily British Pounds (“GBP”), Norwegian Krone (“NOK”), Euro ("EUR"), and Chinese Yuan (“CNY”). The Company's cost level is exposed to changes in the rates of exchange between the USD and these currencies. IDEX seeks to minimize this exposure by maintaining currency cash balances at targeted levels appropriate to meet foreseeable short-term expenses in these other currencies. The Company does not use forward exchange contracts or other hedging strategies to manage exchange rate exposure. Excess cash balances are generally held in USD-denominated accounts.

Each subsidiary's assets and liabilities are naturally hedged by being held and denominated in the functional currency of the subsidiary.

In addition to USD, the parent company holds bank deposits in NOK and GBP; receivables in NOK, GBP and EUR; and payables in NOK, GBP and EUR. A 10% change in the relative value of USD to NOK would not have had a material effect on the carrying value of the Company’s net financial assets and liabilities in foreign currencies at December 31, 2022 and December 31, 2021. The same applies to the value of USD to CNY or EUR. A 10% increase in the value of the GBP relative to the USD would have had a corresponding effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2022 of approximately $750 thousand.

Interest Rate Risk

As of December 31, 2022, and 2021, we had cash and cash equivalents of $16.1 million and $33.8 million, respectively. As IDEX emphasizes capital preservation and liquidity in managing its cash, the Company’s exposure to interest rate sensitivity is influenced primarily by changes in the underlying bank interest rates in Norway, where the Company’s cash accounts are concentrated. Cash is held in non-interest-bearing transactional accounts and interest-bearing savings accounts, all of which are considered highly liquid. Accordingly, an immediate one percentage point change in interest rates would not have a material effect on the fair market value the Company’s cash accounts.

As the Company has no debt to third-party lenders, it is not exposed to interest rate risks associated with variable rate debt. In calculating the recorded and carrying values of leases, interest rates are a variable in the calculations of these values, but do not represent a meaningful level of risk of material changes in these values.

Credit and Liquidity Risk

IDEX extends customary credit terms to customers, reflecting its assessment of their individual creditworthiness. The Company does not believe it was exposed to significant credit risk associated with its Accounts receivable, trade, balance as of December 31, 2022. (See Note 11—Accounts receivable.) If revenue continues to increase, such balances from a broadening customer base will expand, potentially increasing the Company’s exposure to credit risk.

The Company believes it faces minimal liquidity risk on its cash position, as IDEX’s cash is on deposit with reputable, well-regulated financial institutions in Norway, the United Kingdom, and the United States. Only a small balance is held in Chinese banks. The Company has no debt to financial institutions.

The current cash position and financial forecasts indicate that in 2023, the company will need significant funding in the form of equity injection, debt or other. The board is considering various funding options and believes that the Company will obtain further financing for its planned operation, growth and working capital requirements.

Inflation Risk

We do not believe price inflation has had a material effect, to date, on our business, operational performance, or financial position. However, during 2022, continuing from 2021, certain vendors notified the Company of price increases. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for our products. Our inability or failure to do so could harm our business, operational performance, or financial position.

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

Item 15. Disclosure Controls and Procedures.

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in total annual gross revenue, have more than $700.0 million in market value of our Ordinary Shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

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

Based on an evaluation of the effectiveness of the Company’s disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, such disclosure controls and procedures are effective to ensure that information required to be disclosed within a Company filing made pursuant to the Exchange Act is recorded, processed, and reported within the time period specified in the rules and forms of the SEC.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets out the aggregate fees related to professional services rendered by our external auditor, Ernst & Young AS (“EY”), for the calendar years 2022 and 2021:

	Year Ended December 31,
($000s)	2022	2021
Audit services	$447	$352
Audit-related services	43	22
Tax services	7	7
Other services	4	24
	$501	$405

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

Tax services represent fees, approved by our Audit Committee, for tax services not related to the audit provided by EY, pursuant to the provisions of the Sarbanes-Oxley Act.

Other services represent other fees, approved by our Audit Committee, for services not related to the audit provided by EY, pursuant to the provisions of the Sarbanes-Oxley Act.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

The Norwegian Public Limited Liability Companies Act (the “Companies Act”) provides the legal and regulatory framework, including provisions for corporate governance, for Norwegian listed companies such as IDEX. The Company adheres to the at all times current Norwegian Code of Practice for Corporate Governance (the “Code of Practice”), published by the Norwegian Committee for Corporate Governance, a self-regulating body of eight member organizations (the Confederation of Norwegian Enterprise (and the Owners’ Forum thereof), Finance Norway, the Norwegian Association of Financial Analysts, The Norwegian Auditors’ Association, the Norwegian Securities Funds Association, the Oslo Børs, and the Pension Fund Association).

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

Norwegian corporate governance regulations and principles differ on certain points from those generally applicable to public companies listed on Nasdaq. Nasdaq Rule 5615(a)(3) permits a foreign private issuer, such as the Company, to rely on home country corporate governance practices, in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided the foreign private issuer nevertheless complies with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and it maintains an audit committee meeting the requirements of Rule 5605(c)(3), consisting of members of the Board meeting the independence requirements of Rule 5605(c)(2)(A)(ii).

For additional information regarding our reliance on certain home country corporate governance practices, pursuant to Nasdaq Rule 5615(a)(3), see “Item 6. Section C. Board Practices.”

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

See pages F-1 through F-27 of this Annual Report. Our independent public accounting firm is Ernst & Young AS, Bergen, Norway, PCAOB Auditor ID: 1572.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

		Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	Amended and Restated Articles of Association of IDEX Biometrics ASA

2.2	Deposit Agreement	F-6	333-250744	(a)	11/20/20

2.3	Form of American Depositary Receipt	F-6	333-250744	(a)	11/20/20

2.4*	Description of Share Capital and Articles of Association

2.5	Description of American Depositary Shares	20-F	001-39810	2.5	04/29/22

4.1†	IDEX Biometrics ASA 2022 Subscription Rights Incentive Plan	S-8	333-259210	99.1	06/08/22

4.2†	IDEX Biometrics ASA 2022 Employee Share Purchase Plan	S-8	333-259210	99.2	06/08/22

4.3	Supply Agreement, by and between IDEX Biometrics ASA and IDEMIA France SAS, dated as of February 13, 2020	F-1	333-250186	10.3	11/19/20

4.4#	Master Services Agreement, by and between IDEX Biometrics ASA and Bloomberg L.P., dated as of April 4, 2019	F-1	333-250186	10.4	11/19/20

4.5†	Form of Indemnity Agreement between the registrant and its Executive Officers and Directors	F-1	333-250186	10.5	11/19/20

8.1	Subsidiaries of IDEX Biometrics ASA	F-1	333-250186	21.1	11/19/20

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Incorporation by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young AS, the registrant’s independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

Date: April 26, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of IDEX Biometrics ASA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of IDEX Biometrics ASA (the Company) as of December 31, 2022, and 2021, the related consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2000.

Bergen, Norway

April 26, 2023

CONSOLIDATED FINANCIAL STATEMENTS

IDEX Biometrics ASA

Consolidated Statements of Profit and Loss ($000s, except per share amounts)

		Year Ended December 31,
	Note	2022	2021	2020
Revenue:
Product		$3,889	$2,837	$1,013
Service		203	3	82
Total revenue		4,091	2,840	1,095
Operating expenses:
Cost of materials, net of inventory change		3,244	1,254	275
Compensation and benefits	4	19,213	21,107	17,672
Research and development	5, 6	3,250	2,680	1,895
Other operating expenses	18	8,402	7,347	5,936
Amortization and depreciation	8, 9, 10	1,352	1,802	1,719
Total operating expenses		35,460	34,190	27,497
Loss from operations		(31,369)	(31,350)	(26,402)
Finance income		97	11	26
Finance cost		(1,425)	(1,123)	(477)
Loss before tax		(32,698)	(32,462)	(26,853)
Income tax expense (benefit)	6	(36)	90	(99)
Net loss for the year		$(32,662)	$(32,552)	$(26,754)
Loss per share, basic and diluted	7	$(0.03)	$(0.04)	$(0.03)

Consolidated Statements of Comprehensive Income

		Year Ended December 31,
	Note	2022	2021	2020
Net loss for the year		$(32,662)	$(32,552)	$(26,754)
Other comprehensive income that may be reclassified to profit (loss) in subsequent periods:
Foreign currency translation adjustment		680	10	670
Total comprehensive income (loss) for the period (net of tax)		$(31,981)	$(32,542)	$(26,084)

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA

Consolidated Statements of Financial Position ($000s)

	Note	December 31, 2022	December 31, 2021
Assets
Non-current assets:
Goodwill	8	$968	$968
Intangible assets	8	1,488	1,965
Property, plant, and equipment	9	1,107	1,301
Right-of-use assets	10	1,545	357
Non-current receivables		73	87
Total non-current assets		5,181	4,678
Current assets:
Prepaid expenses		986	851
Inventory	13	4,447	1,234
Accounts receivable, other	11	929	703
Accounts receivable, trade	11	1,349	801
Cash and cash equivalents	14	16,124	33,759
Total current assets		23,835	37,348
Total assets		$29,016	$42,026
Equity and liabilities
Share capital (NOK 0.15 par value per share, 1,166,326,584 and 1,010,388,454 shares issued and outstanding at December 31, 2022 and 2021, respectively)	15	$22,762	$20,410
Share premium		4,036	9,452
Share-based payment reserve		23,576	21,414
Foreign currency translation effects		(11,632)	(12,312)
Capital reduction reserves		287,500	269,500
Accumulated loss		(303,401)	(270,739)
Total equity		22,841	37,725
Non-current liabilities:
Non-current lease liabilities	10, 12	1,142	11
Total non-current liabilities		1,142	11
Current liabilities:
Accounts payable	12	1,540	685
Current lease liabilities	10, 12	402	362
Public duties payable		394	393
Other current liabilities	12	2,697	2,850
Total current liabilities		5,033	4,290
Total liabilities		6,175	4,301
Total equity and liabilities		$29,016	$42,026

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA

Consolidated Statements of Changes in Equity ($000s)

	Share capital	Share premium	Share based payment	Foreign currency translation effects	Capital reduction reserve *	Accumulated loss *	Total equity
Balance at December 31, 2019	$15,445	$197,639	$15,903	$(12,992)	$13,250	$(211,433)	$17,812
Share issuance	1,729	16,219	—	—	—	—	17,948
Share-based compensation	77	—	2,761	—	—	—	2,838
Net loss for the year	—	—	—	—	—	(26,754)	(26,754)
Transfer of share premium	—	(210,250)	—	—	210,250	—	—
Other comprehensive income	—	—	—	670	—	—	670
Balance at December 31, 2020	$17,251	$3,608	$18,664	$(12,322)	$223,500	$(238,187)	$12,514
Share issuance	3,107	51,205	—	—	—	—	54,312
Share-based compensation	52	639	2,750	—	—	—	3,441
Net loss for the year	—	—	—	—	—	(32,552)	(32,552)
Transfer of share premium	—	(46,000)	—	—	46,000	—	—
Other comprehensive income	—	—	—	10	—	—	10
Balance at December 31, 2021	$20,410	$9,452	$21,414	$(12,312)	$269,500	$(270,739)	$37,725
Share issuance	2,273	12,103	—	—	—	—	14,376
Share-based compensation	79	481	2,161	—	—	—	2,721
Net loss for the year	—	—	—	—	—	(32,662)	(32,662)
Transfer of share premium		(18,000)			18,000		—
Other comprehensive income	—	—	—	680	—	—	680
Balance at December 31, 2022	$22,762	$4,036	$23,576	$(11,632)	$287,500	$(303,401)	$22,841

*Refer also to Note 2: Basis of Preparation and to Note 15: Share Capital and Share Premium.

The accompanying notes are an integral part of these consolidated financial statements.

IDEX Biometrics ASA

Consolidated Statements of Cash Flow ($000s)

		Year Ended December 31,
	Note	2022	2021	2020
Operating activities
Profit (loss) before tax		$(32,698)	$(32,462)	$(26,853)
Amortization and depreciation expense	8, 9, 10	1,352	1,802	1,719
Share-based compensation expense	16	2,721	2,750	2,755
(Increase) decrease in inventories	13	(3,215)	(375)	(139)
(Increase) decrease in accounts receivable	11	(548)	(314)	(414)
Increase (decrease) in accounts payable	12	858	53	141
Change in other working capital items		564	577	(39)
Interest paid		(33)	(11)	(27)
Taxes paid (received)		(372)	447	(437)
Net cash flows from operating activities		(31,370)	(27,533)	(23,294)
Investing activities
Purchases of property, plant, and equipment	9	(267)	(141)	(152)
Purchases of intangible assets	8	—	—	(181)
(Payment) collection of non-current receivables	11	9	(13)	75
Interest received		97	11	26
Net cash flows from investing activities		(160)	(143)	(232)
Financing Activities
Net proceeds from issuance of shares	15	14,376	54,992	18,731
Payment of principal portion of lease liabilities	10	(400)	(844)	(793)
Payment related to a financed asset purchase	9	—	—	(500)
Net cash flows from financing activities		13,976	54,148	17,438
Net change in cash and cash equivalents		(17,555)	26,472	(6,088)
Effect of foreign exchange on cash balances		(80)	(11)	(740)
Opening cash and cash equivalents balance		33,759	7,298	14,126
Cash and cash equivalents at December 31	14	$16,124	$33,759	$7,298

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

IDEX is comprised of the Norwegian parent company and its subsidiaries in the United States (IDEX Biometrics Holding Company Inc. and IDEX Biometrics America Inc. (together, “IDEX America”)), the United Kingdom (IDEX Biometrics UK Ltd. (“IDEX UK”)), and China (IDEX Electronics (Shanghai) Co., Ltd. (“IDEX China”)). The parent company is the owner of all intellectual property of IDEX and is the contractual party to all customer and manufacturing partner agreements. All sales are generated by the parent company. The subsidiaries provide various services to the parent company, mainly associated with engineering, supply-chain administration, and customer service functions.

2. Basis of Preparation

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The consolidated financial statements are presented in U.S. Dollars (“USD”), and all values are rounded to the nearest thousand ($000), except when otherwise indicated. As of January 1, 2020, the parent company changed its presentation currency from the Norwegian Krone (“NOK”) to USD, and, as of January 1, 2021, the parent company changed its functional currency from NOK to USD. The change of functional currency from NOK to USD, was determined by to be appropriate, given that the parent company’s operational transactions had come to be primarily dominated in USD.

The Consolidated Financial Statements, prepared on a historical cost basis, include the accounts of the parent company and its subsidiaries, with all intercompany transactions, balances, revenue, expenses, and unrealized internal profit or losses eliminated upon consolidation.

During the year ended December 31, 2022, the Company revised its classification related to the presentation of Capital Reduction Reserve to reflect the legal decision of the absorption of historical accounting losses into Share Premium. Previously, the Company presented transfer of Share premium to absorb losses as a component of Accumulated Loss. The Company changed its presentation to reflect the amount of transfer losses to Share Premium separately from accumulated losses on the Consolidated Statements of Financial Position and Consolidated Statements of Changes in Equity. The Company has applied this change to all periods.

The consolidated financial statements for the year ended December 31, 2022, were approved by the Board on April 26, 2023.

Going Concern

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. From its inception through December 31, 2022, IDEX has incurred significant operating losses and has reported negative cash flows from operations. As of December 31, 2022, the Company has accumulated losses of $303,401. The Company has no debt to financial institutions. Net equity amounted to $22,841 and the consolidated statement of financial position solvency amounted to $13,370 at the end of 2022. The Company does not expect that its existing cash would enable it to fund its operating expenses and capital expenditures requirements for the next twelve months. The future viability of the Company beyond that point is largely dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations.

The Company plans to undertake a private placement of shares or procure other substantial funding by the end of the third quarter of 2023 to provide additional funding to support research and development and fund working capital. While the Company has been successful in the past in raising funds through private placements of shares, there is no assurance that we will be successful in the future. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies.

Based on its recurring losses from operations incurred since inception, expectation of continuing losses for the foreseeable future and need to raise additional capital to finance its future operations, the Company has concluded that there is significant doubt about its ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitment in the ordinary course of business.

3.
Significant Accounting Policies

Accounting policies that are significant to the Company’s results and financial position, in terms of materiality of the items to which the policy is applied, are discussed below.

The statements of profit and loss are presented by the nature of expense. The cash flow statements are presented by the indirect method.

There have not been any changes to the Company's accounting policies applied in the financial statements for 2022 compared to those applied in the annual financial statements for 2021.

Accounting estimates, based on the use of judgment and assumptions

The application of certain accounting standards requires estimates based on considerable judgment and assumptions that may involve high levels of uncertainty at the time the estimates are made. Estimates are continually evaluated. Assumptions are based on historical experience and other factors, including expectations of future events and parameters that are believed to be reasonable under the circumstances. Actual outcomes may deviate from estimates.

Changes in estimates and deviations between estimated result and actual outcome may have a material influence on the financial statements in the periods when estimates or assumptions are changed or when uncertainty is resolved. The following represent the most significant accounting items based on estimates, based on management's judgment and assumptions.

Goodwill

Goodwill represents the future economic value of assets acquired in a business combination above the separately recorded values of the assets. Subsequent impairment testing involves quantitatively comparing the recorded value to the estimated value of the business unit to which the goodwill is assigned. The estimate is based on judgments of when and whether there will be an economic benefit from the business unit, and assumptions about the amounts. As of December 31, 2022, such comparison indicated the carried value of goodwill was appropriate, and no impairment was recorded.

Intangible assets

IDEX’s patents and other intellectual property rights created by the Company are capitalized and recorded in the Consolidated Statements of Financial Position only when they satisfy the criteria for capitalization. No development costs have been capitalized in 2022, 2021, or 2020.

Acquired intangible assets are capitalized initially at fair value, normally the purchase price. Intangible assets are amortized over their useful economic lives. An assessment of impairment losses on non-current assets is made when there is an indication of a decrease in value. An intangible asset’s carrying amount is compared to the asset's recoverable amount. The recoverable amount is the higher of the fair value (less costs to sell to an independent third party) or the calculated value based on the discounted estimated cash flow from continued use. The estimate is based on judgments of when and whether there will be an economic benefit from the asset, and assumptions about the amounts. As of December 31, 2022, the Company determined that there were no indicators of impairment, and no impairment was recorded.

Inventory

Inventories consist of raw materials, work in process, and finished goods. Inventory is recorded at the lower of cost and net realizable value. Impairment is assessed quarterly, based on management’s judgment of when and whether the inventory may be sold, and assumptions about the sales price and selling costs. The estimate is uncertain, because timing of sales are subject to many risks. Selling prices are uncertain in the market for IDEX's products. Reselling components or other commodity raw materials at any value may not be easily achieved, and elements of work in progress and finished goods, if impaired (i.e., considered excess or obsolete inventory), generally have no resale value and are held for disposal.

Share-based compensation

IDEX estimates the fair value of incentive subscription rights (“SRs”) at the grant date by using the Black-Scholes option pricing model, and record share-based remuneration cost over the vesting period of the SRs. The valuation is based on share price and exercise price, share price volatility, interest rates, and the expected term of the SRs, based on historical data. The parameters may in the future deviate from the historical observations. The accrued cost of the Company’s employment taxes associated with the earned intrinsic value of the SRs will vary with share price, which is a highly unpredictable parameter.

IDEX estimates the fair value of the Employee Share Purchase Plan (“ESPP”) at the grant date, i.e. the first date of the contribution period, by using the Black-Scholes option pricing model. The share-based compensation is expensed over the contribution period. The valuation is based on share price and exercise price, share price volatility, interest rates, and the term of the contribution period. The parameters may in the future deviate from the historical observations.

Climate Change

As of December 31, 2022, the possible future financial impact to the Company resulting from climate change is uncertain. Given the nature of the Company’s operations and products, the Company believe any such impact not to be material. The Company is monitoring current and expected climate change effects, as well as measures considered or implemented by government and industry, in order to minimize any negative impact and to take advantage of any favorable opportunities that may arise.

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

The Company has not experienced significant delays in its development projects, and it has not incurred additional costs as a result of its response to the pandemic. Disruption of supply chains, particularly the semiconductor supply chain, has been attributed to the pandemic. While the Company did not experience supply chain disruptions that were material to its operations or financial results during 2021 or 2022, operational planning and management of inventory levels were challenging, given uncertainties associated with vendor capacity availability and allocations to the Company of such capacity. Because management expects such uncertainties will continue through 2023, the Company may place orders for, and hold balances of, inventory at higher levels than would be expected if such uncertainties did not exist.

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

The current cash position and financial forecasts indicate that in 2023, the Company will need significant funding in the form of equity injection, debt or other. The board is considering various funding options and believes that the Company will obtain further financing for its planned operation, growth and working capital requirements. Refer to the comments regarding going concern in Note 2.

Interest Rate Risk

As of December 31, 2022, IDEX had cash of $16.1 million. The Company’s exposure to interest rate sensitivity is influenced primarily by changes in the underlying bank interest rates in the various currencies. IDEX’s cash is held in bank accounts, all of which are considered highly liquid. Accordingly, an immediate one percentage point change in interest rates would not have a material effect on the fair market value the Company’s cash accounts. As the Company has no debt to financial lenders, it is not exposed interest rate risks associated with variable rate debt. In calculating the recorded and carrying values of leases, interest rates are a variable in the calculations of these values, but do not represent a meaningful level of risk of material changes in these values.

Currency Risk

The Company’s trading transactions are commonly denominated in U.S. Dollars (“USD”), which is the Company’s consolidation and presentation currency. The functional currency of the parent company, IDEX Biometrics ASA, is USD, while the functional currencies of the subsidiaries are the currency in their respective domiciles. The Company incurs a portion of its expenses in other currencies than the USD, primarily British Pounds (“GBP”), Norwegian Krone (“NOK”), Euro ("EUR"), and Chinese Yuan (“CNY”). The Company's cost level is exposed to changes in the rates of exchange between the USD and these currencies. IDEX seeks to minimize this exposure by maintaining currency cash balances at targeted levels appropriate to meet foreseeable short-term expenses in these other currencies. The Company does not use forward exchange contracts or other hedging strategies to manage exchange rate exposure. Excess cash balances are generally held in USD-denominated accounts.

Each subsidiary's assets and liabilities are naturally hedged by being held and denominated in the functional currency of the subsidiary.

In addition to USD, the parent company holds bank deposits in NOK and GBP; receivables in NOK, GBP and EUR; and payables in NOK, GBP and EUR. A 10% change in the relative value of USD to NOK would not have had a material effect on the carrying value of the Company’s net financial assets and liabilities in foreign currencies at December 31, 2022 and December 31, 2021. The same applies to the value of USD to CNY or EUR. A 10% increase in the value of the GBP relative to the USD would have had a corresponding effect on the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2022 of approximately $750 thousand.

Credit and Liquidity Risk

IDEX extends customary credit terms to customers, reflecting its assessment of their individual creditworthiness. The Company does not believe it was exposed to significant credit risk associated with its Accounts receivable, trade, balance as of December 31, 2022. (See Note 11 – Accounts receivable.) If revenue continues to increase, such balances from a broadening customer base will expand, potentially increasing the Company’s exposure to credit risk.

As of December 31, 2022, the parent company had extended advances to IDEX UK denominated in GBP, in the equivalent to $7,597. It is expected that IDEX UK will eventually repay these advances.

The Company believes it faces minimal risk on its cash position, as IDEX’s cash is on deposit with reputable, regulated banks. The Company has no debt to financial institutions.

The balance sheet solvency amounted to $13,370 at December 31, 2022. The Company aims to increase revenue generation through sales of its products; however, it does not currently have the cash resources to fully meet its operating commitments for the twelve months following the date of the financial statements. This cast significant doubt on the Company’s ability to continue as a going concern.

Other accounting policies

Consolidation

The Company’s Consolidated Financial Statements are comprised of the financial statements of IDEX Biometrics ASA and its wholly-owned subsidiaries, with all intercompany transactions, balances, revenue, expenses, and unrealized internal profit or losses eliminated upon consolidation.

Equity

Equity is comprised of the following:

•

Share Capital: comprised of the nominal amount of the parent’s ordinary shares. This capital is not distributable in the form of dividends under the Norwegian Public Limited Liability Companies Act (the “PLLC Act”) (refer to Note 15: Share Capital and Share Premium).
•

Share Premium: comprised of: (1) the amount received attributable to Share Capital, in excess of the nominal amount of shares issued by the parent company, reduced by; (2) issuance costs directly attributable to the capital increase and; (3) transfers into the Capital Reduction Reserve, (refer to Note 15: Share Capital and Share Premium).
•

Share Based Payment Reserve: comprised of Share-based payment reserve.
•

Foreign Currency Translation Effects: comprised of Currency Translation Difference.
•

Capital Reduction Reserve: comprised of the absorption of accumulated losses of the Company by the Share Premium, as resolved by the Company’s Board of Directors (refer to Note 15: Share Capital and Share Premium).
•
Accumulated Loss: is comprised of cumulative historical losses of the Company.

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

The Company, from time to time, licenses its intellectual property under right to use licenses, in which royalties due to the Company are based upon a percentage of the licensee’s sales and/or unit volumes. For the years ended December 31, 2022, 2021, and 2020, the Company recognized no revenue from licensing its intellectual property.

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

The Company does not have material obligations or reserves for warranties, returns, or customer refunds. The Company does not have material obligations or reserves for warranties, returns, or customer refunds.There were no contract asset or contract liability balances at December 31, 2020, 2021 or 2022.

Cost of materials, net of inventory change

Cost of materials, net of inventory change, primarily consists of the costs of raw materials, contract manufacturing, and transportation associated with production and storage of products for sale to customers, net of inventory change.

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

Monetary assets and liabilities generally have values fixed by explicit or implicit contract. Examples include bank deposits, debt, accounts receivable, and accounts payable. Monetary assets and liabilities subject to foreign currency adjustments are measured on the initial transaction date using the exchange rates in effect at that date. At each subsequent reporting date and through the date of settlement (i.e., payment) or derecognition, such monetary assets and liabilities are remeasured using the then-current exchange rate, and any foreign currency translation gains or losses are recorded by the entity within Financial income or Financial cost.

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

The Company applies for and has received government grants associated with certain research and development projects. The earned (i.e., recognized) value, if any, of government grants applicable to research and development activities are credited against costs. Generally, the applications or claims for such grants are submitted after completion of the qualifying activities. When it is realistic that the application or claim will be successful and the amount can be determined reliably, the Company credit the value of the grant against research and development expenses for that reporting period. Due to the timing difference between the completion of the qualifying activities, the approval of our grant application or claim, and the receipt of the funds associated with the grant, we may record, pending receipt of funds, the value of the grant as an Account receivable, other.

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

IDEX categorizes customers by geographic region utilizing the addresses to which we invoice our products or services. The Company’s product and service revenue by geographic region is as follows:

	Year Ended December 31,
($000s)	2022	2021	2020
Product Revenue:
Europe, Middle East, and Africa	$3,574	$2,807	$952
Americas	252	0	5
Asia-Pacific	63	30	56
Total product revenue	3,889	2,837	1,013
Service Revenue:
Europe, Middle East, and Africa	10	3	2
Americas	193	0	77
Asia-Pacific	—	0	3
Total service revenue	203	3	82
Total Revenue	$4,091	$2,840	$1,095

The Company’s revenue has in the past come from a limited number of customers. During 2022, the top two customers accounted for approximately 48% and 24% of the Company’s revenue, respectively, and in 2021, the top two customers accounted for 85% and 9% of revenue, respectively. In 2020, the top two customers accounted for 81% and 4% of revenue, respectively.

Accounting standards issued but not effective

The Company will adopt applicable new and amended accounting standards, including interpretations, when they become effective. We do not expect any significant impact on the Company's result or financial position from the new and amended standards issued but not yet effective.

Amendments to IAS 1–Classification of liabilities as current or non-current — The amendments clarify the requirements for classifying liabilities as current or non-current. The amendments are effective for reporting periods beginning on or after January 1, 2023, and must be applied retrospectively. The amendments will not have a material impact on any of the Company's liabilities as of December 31, 2022, 2021 or 2020.

Amendments to IAS 8–Definition of accounting estimates — The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments are effective for reporting periods beginning on or after January 1, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of such period. The amendments are not expected to have a material impact on the company's financial statements.

Amendments to IAS 1 and IFRS Practice statement 2–Disclosure of accounting policies — The amendments replace the requirement to disclose the ‘significant’ accounting policies with a requirement to disclose the ‘material’ accounting policies. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. The Company will revise the accounting policy information disclosures for 2023 to become consistent with the amended IAS 1.

Amendments to IAS 12–Deferred tax related to asssets and liabilities arising from a single transaction — The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. The amendments are not expected to have a material impact on the company's financial statements.

4.
Compensation and benefits

Compensation and benefits expenses consist of costs for direct employees of the Company. Compensation of individual contractors is reported as Research and development expenses or Other operating expenses, as applicable, based on the roles assigned to the individuals.

	Year Ended December 31,
($000s)	2022	2021	2020
Salary, payroll tax, benefits, other	$17,389	$18,197	$14,917
Share-based compensation	1,824	2,910	2,755
Total	$19,213	$21,107	$17,672

The table below sets forth the number of employees and individual contractors by their function, measured in full-time equivalents. Most of the contractors live and work in countries in which the Company does not have a formal business presence.

	December 31, 2022		December 31, 2021		December 31, 2020
	Employees	Contractors	Employees	Contractors	Employees	Contractors
Research and development	64	6	77	8	75	6
Marketing and sales	6	9	6	9	6	5
General and administrative	5	2	8	1	7	1
Supply chain and distribution	7	-	2	—	2	—
Total staff	82	17	93	18	90	12

The average number of employees for the years 2022, 2021, and 2020 were 90, 95 and 93 full-time equivalents, respectively.

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

Compensation of Key Management

For 2022 and 2021 key management consisted of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Technology Officer (“CTO”), and Chief Commercial Officer (“CCO”). For 2020, key management consisted of the CEO, CFO, and CTO.

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Compensation and short-term benefits	$1,362	$1,425	$906
Medical and similar benefits, contributions to pension schemes	62	73	66
Share-based compensation	271	443	449
Total compensation of key management	$1,695	$1,941	$1,421

Compensation and other short-term benefits, whether cash or in kind, are the amounts declared for tax purposes for the respective years. Pension cost and share-based remuneration are expensed amounts in the respecitve years. Gains on exercise of incentive subscription rights, if any, are not included. Employers' tax is not included. The variable incentive pay paid in one year relate to achievements in the previous year. No officers exercised incentive subscription rights in 2022 or 2020. One former officer exercised options in 2021, after employment was terminated.

Key management held the following subscription rights to Ordinary Shares under the subscription rights incentive plans with the following expiration dates and exercise prices:

			Number outstanding as of December 31,
Grant Date	Expiration Date	Exercise Price (NOK)	2022	2021	2020
August 14, 2019	May 9, 2024	1.65	327,800	327,800	2,327,800
February 26, 2020	May 9, 2024	1.11	5,000,000	5,000,000	5,000,000
June 17, 2020	May 15, 2025	1.71	1,125,000	1,125,000	1,125,000
April 20, 2021	May 15, 2025	2.71		2,750,000
June 3, 2021	May 12, 2026	2.38	2,000,000	2,000,000
August 11, 2021	May 12, 2026	2.40	1,420,700	1,668,100
March 23, 2022	May 12, 2026	2.08	836,900
August 10, 2022	May 12, 2027	1.18	1,631,000
Total			12,341,400	12,870,900	8,452,800

Compensation paid to the Board is presented in Note 17.

5. Research and development expenses

Research costs are expensed when incurred. Development costs are capitalized and held in the balance sheet only if they satisfy the criteria for capitalization. The same applies to IDEX’s patents and other intellectual property rights created by IDEX. IDEX has not capitalized any development costs in 2022, 2021 or 2020. Development costs related to creation of intellectual property have been expensed when incurred.

Research and development expenses include the cost of independent contractors assigned to engineering roles.

Government grants earned by the Company in support of research and development activities are credited against research and development costs when it is realistic that the application or claim will be successful and the amount can be determined reliably.

	Year Ended December 31,
($000s)	2022	2021	2020
Gross research and development expenses	$3,959	$3,356	$4,196
Government grants credited	(709)	(676)	(2,301)
Net research and development expenses	$3,250	$2,680	$1,895

Government grants

	Year Ended December 31,
($000s)	2022	2021	2020
Norway	$312	$538	$506
United Kingdom	397	138	1,795
Total	$709	$676	$2,301

The Norwegian SkatteFUNN is a government program supporting research and development activities in Norway. Under the program, the Company, in its current loss position, is eligible for a cash grant in support of approved projects, subject to meeting the requirements of the Research Council of Norway.

The Company’s IDEX UK subsidiary participates in a program by which the government of the United Kingdom offers financial support for qualifying research and development activities of small and medium-sized enterprises, SME R&D tax relief. Under the program, the Company, in its current loss position, is eligible for a cash grant in support of approved projects, subject to approvals and meeting program requirements.

6.
Income tax provision

The Company is subject to income taxes in the jurisdictions in which it operates. The Company’s provision for income taxes (i.e., expense (benefit)) is based on income tax rates in the tax jurisdictions in which it operates, tax credits available in these jurisdictions, and reconciliation of differences between financial reporting values and tax reporting values.

As of December 31, 2022, the Company has a tax loss carryforward balance in Norway of $252.8 million, representing a potential deferred tax asset, if recognized and calculated at the current corporate tax rate of 22.0%, of $55.6 million. The Company also has a tax loss carryforward balance in the United Kingdom of $3.4 million, representing a potential deferred tax asset, if recognized and calculated at the current corporate tax rate of 19.0%, of $0.6 million. The Company does not have a tax loss carryforward balance or a deferred tax liability in China. In the United States, the Company has tax credits, associated with research and development activities in the United States, totaling $1.4 million.

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

The major components of income tax provision for the years shown are:

Tax expense (benefit) for the year	Year Ended December 31,
($000s)	2022	2021	2020
Taxes payable on the result of the year	$33	$90	$44
Adjustment in respect to prior years	(69)	—	(112)
Change in recorded deferred tax liability	—	—	(31)
Income tax expense (benefit)	$(36)	$90	$(99)

Elements of deferred tax	Year Ended December 31,
($000s)	2022	2021	2020
Employer’s tax on share-based compensation	$(24)	$(371)	$(216)
Fixed Assets differences	987	1,154	675
Inventory differences	(131)	(5)	(213)
Accruals differences	(993)	(1,152)	(1,144)
Research and development tax credits	(1,404)	(1,563)	(1,787)
Losses carried forward	(256,201)	(253,300)	(225,951)
Basis for calculation of deferred tax asset	(257,766)	(255,237)	(228,636)
Calculated net deferred tax expense (benefit), local tax rates 5-22%	(56,592)	(55,953)	(51,251)
Unrecognized deferred tax asset *	56,592	55,953	51,251
Deferred tax liability (asset) in the balance sheet	$—	$—	$—

Reconciliation of tax expense (benefit)	Year Ended December 31,
($000s)	2022	2021	2020
Loss before tax	$(32,698)	$(32,552)	$(26,853)
Norway statutory tax, calculated at rate of 22%	(7,194)	(7,132)	(5,908)
Difference in subsidiary taxes, using local rates vs 22%	68	(179)	22
Estimated tax on permanent differences	(267)	(568)	389
Adjustment in respect of prior years	(69)	—	(112)
Use of and change in tax loss carried forward	7,426	7,969	5,510
Income tax expense (benefit)	$(36)	$90	$(99)

* As of December 31, 2022, there was not sufficiently convincing evidence the Company will generate sufficient taxable profit, against which the unused tax losses could be applied. Consequently, no deferred tax asset has been recognized. There are no restrictions as to how long tax losses may be carried forward in Norway or the United Kingdom. In China, the tax loss carryforwards that had not been utilized by the end of 2022, expired as of Dec 31, 2022. Tax credits associated with research and development activities in the United States, totaling $1.4 million as of December 31, 2022, can be applied against taxable income for the following for 20 years.

** The various deferred tax assets that have not been recognized are denominated in their respective local currencies. As such, the change in the year-end value in USD of these unrecognized deferred tax assets includes foreign currency translation adjustments arising from changes in the exchange rates between USD and these local currencies from the prior year-end.

There are no deferred tax charges included in other comprehensive income in 2022, 2021, or 2020.

7. Loss per share calculation

The loss per share is the quotient of the net loss for the period divided by the weighted average number of Ordinary Shares outstanding for the year.

	Year Ended December 31,
	2022	2021	2020
Net loss for the year ($000s)	$(32,662)	$(32,552)	$(26,754)
Number of ordinary shares issued at December 31	1,166,326,584	1,010,388,454	832,146,748
Weighted average basic number of ordinary shares	1,026,932,569	918,847,427	767,069,645
Dilution effect (treasury stock method)	5,058,154	21,586,108	6,323,417
Weighted average diluted number of shares	1,031,990,723	940,433,535	773,393,062
Loss per share for the year (basic and diluted*)	$(0.03)	$(0.04)	$(0.03)

* The effects of potentially dilutive Ordinary Shares issuable upon exercise of outstanding subscription rights are not included in the calculation due to the Company’s net losses for the periods presented, as their effect would be anti-dilutive.

8. Goodwill and other intangible assets

Goodwill is the recorded difference between the consideration paid and the net value of identifiable assets acquired and held, less impairment charges, if any. Goodwill balances as of December 31, 2022, and December 31, 2021, reflected the following activity:

	Year Ended December 31,
($000s)	2022	2021
Cost at the beginning of the year	$968	$968
Cost at the end of the year	$968	$968

There is only one cash generating unit in the Company and goodwill is allocated to this. IDEX performed the annual impairment test on December 31, 2022. Based on the 2022 assessment, no impairment charge has been made. The Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 4 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the long-term expected prospects of the Company; and (c) a discount rate (post-tax) of 12 % which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Company's operations. No reasonably possible changes in any key assumptions would cause the carrying amount to exceed the recoverable amount.

Acquired identifiable intangible assets, consisting primarily of patents, are held at cost, less accumulated amortization and impairment charges. Other intangible asset balances as of December 31, 2022, and December 31, 2021, reflected the following activity:

	Year Ended December 31,
($000s)	2022	2021
Amortization period (straight-line, in years)	10 - 17	10 - 17
Cost at the beginning of the year	$5,173	$5,173
Additions	—	—
Impact of currency translation	—	—
Cost at the end of the year	$5,173	$5,173
Accumulated Amortization at the beginning of the year	$3,208	$2,731
Amortization	477	477
Impact of currency translation	—	—
Accumulated Amortization at the end of the year	3,685	3,208
Carrying amount at the end of the year	$1,488	$1,965

Acquired patents are capitalized and amortized over the estimated useful life, which is the lifetime of the respective patent(s).
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

Property, plant, and equipment balances as of December 31, 2022, and December 31, 2021, reflected the following activity:

2022 ($000s)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at December 31, 2021	$855	$782	$2,281	$3,918
Additions	125	38	104	267
Impact of currency translation	(11)	(18)	(37)	(66)
Accumulated cost at December 31, 2022	969	803	2,348	4,120
Accumulated depreciation at December 31, 2021	$367	$671	$1,579	$2,617
Depreciation	125	73	246	443
Impact of currency translation	(6)	(10)	(33)	(48)
Accumulated depreciation at December 31, 2022	486	734	1,793	3,012
Carrying amount at December 31, 2022	$483	$69	$556	$1,107

2021 ($000s)	Plant and machinery, fixtures and fittings	Office furniture and office equipment	Instruments and lab equipment, software tools	Total
Depreciation period (straight line, in years)	3-5	3-5	3-5
Accumulated cost at December 31, 2020	$855	$710	$2,217	$3,782
Additions	—	74	67	141
Impact of currency translation	—	(2)	(3)	(5)
Accumulated cost at December 31, 2021	855	782	2,281	3,918
Accumulated depreciation at December 31, 2020	$236	$572	$1,307	$2,115
Depreciation	131	101	275	507
Impact of currency translation	—	(2)	(3)	(5)
Accumulated depreciation at December 31, 2021	367	671	1,579	2,617
Carrying amount at December 31, 2021	$488	$111	$712	$1,301

There were no assets under construction at the end of 2022 or 2021.

10. Leases

The Company’s leases are for office and laboratory space occupied by employees. There are no exposure to future variable lease payments that are not reflected in the measurement of lease liabilities. Activity during 2022 and 2021 related to right-of-use assets are shown below.

	Year Ended December 31,
($000s)	2022	2021
Depreciation periods (straight-line, in years)	3-5	3-5
Cost at the beginning of the year	$2,691	$2,543
Additions	1,654	158
Disposal of right to use assets	(1,569)	—
Impact of currency translation	(133)	(10)
Cost at the end of the year	$2,643	$2,691
Accumulated depreciation at the beginning of the year	$2,334	$1,527
Depreciation	431	818
Accumulated depreciation of disposed right of use assets	(1,566)	—
Impact of currency translation	(101)	(11)
Accumulated depreciation at the end of the year	1,098	2,334
Recorded value at the end of the year	$1,545	$357

Costs related to right-of-use assets included in the Consolidated Statements of Profit and Loss include the following:

Leases in the Consolidated Statements of Profit and Loss

	Year Ended December 31,
($000s)	2022	2021	2020
Depreciation	$431	$818	$810
Finance cost	33	31	63

Lease liabilities included in the Consolidated Statements of Financial Position and related activity in the Consolidated Statements of Profit and Loss and Consolidated Statements of Cash Flows include the following:

Leases in the Consolidated Statements of Financial Position

($000s)	2022	2021
Balance at January 1	$373	$1,058
Additions	1,575	158
Accretion of interest	33	31
Payments	(437)	(874)
Balance at December 31	1,544	373
Non-current	1,142	11
Current	402	362
Total lease liabilities	$1,544	$373

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

Balances of accounts receivable at December 31, 2022, and December 31, 2021, are as follows:

Year ended December 31, 2022

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 Months	Total
Accounts receivable, trade	$1,349	$—	$—	$1,349
Accounts receivable, other	198	33	698	929
Total	$1,547	$33	$698	$2,278

Year ended December 31, 2021

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 Months	Total
Accounts receivable, trade	$801	$0	$0	$801
Accounts receivable, other	133	31	539	703
Total	$934	$31	$539	$1,504

There were no provisions for bad debts at December 31, 2022, and December 31, 2021.

12. Accounts payable and other financial liabilities

The Company did not have any liabilities at December 31, 2022, or December 31, 2021, which represented debt to financial institutions. The Company’s monetary liabilities at December 31, 2022, and December 31, 2021, were as follows:

Year ended December 31, 2022

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 months	1-5 years	Total
Non-current lease liabilities	$—	$—	$—	$1,142	$1,142
Accounts payable	1,540	—	—	—	1,540
Current lease liabilities	125	105	172	—	402
Other liabilities	838	1,400	459	—	2,697
Total	$2,503	$1,505	$631	$1,142	$5,781

Year ended December 31, 2021

	Maturity
($000s)	Less than 3 months	3-6 months	6-12 months	1-5 years	Total
Non-current lease liabilities	$—	$—	$—	$11	$11
Accounts payable	685	—	—	—	685
Current lease liabilities	132	107	123	—	362
Other liabilities	1,640	251	588	371	2,850
Total	$2,457	$358	$711	$382	$3,908

Other current liabilities include accruals for earned compensation, earned vacation days not taken, potential employer’s tax on share-based compensation, and accruals for goods and services received but not yet invoiced by the supplier.

The estimated employer’s payroll tax liability related to share-based compensation amounted to $24 on December 31, 2022, and $371 on December 31, 2021. It will be due only when the associated subscription rights are exercised. The exercise will, in all likely circumstances, fund the payable employer’s payroll tax.

Interest expense including interest on lease liabilities in the Consolidated Statement of Profit and Loss in Finance expense was $33 in 2022 and $31 in 2021.

IDEX had no other significant current or non-current monetary obligations at the end of 2022 or 2021. Also, the Company had no contingent liabilities at the end of 2022 or 2021.

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

	December 31,
	2022			2021
($000s)	Cost	Reserves	Net	Cost	Reserves	Net
Raw materials	$2,280	$—	$2,280	$562	$—	$562
Work in progress	1,486	—	1,486	107	—	107
Finished goods	812	(130)	681	570	(5)	565
Total Inventory	$4,577	$(130)	$4,447	$1,239	$(5)	$1,234

In 2022, 2021, and 2020, materials with values of $154, $124, and $32 respectively, were consumed in new product development and charged to development expense.

14. Cash and cash equivalents

USD-valued cash and cash equivalent balances by currency were as follows:

	Year Ended December 31,
($000s)	2022	2021
Denominated in USD	$14,917	$28,217
Denominated in NOK	990	3,707
Denominated in GBP	128	978
Denominated in CNY	90	857
Total	$16,124	$33,759

Of the amounts above, employees’ withheld payroll tax deposits amounted to $26 and $31 at the end of 2022 and 2021, respectively. Only the withheld payroll tax deposits were restricted. Deposits for facilities rent or utilities have not been included in cash quivalents.

15. Share capital and Share Premium

There is one class of shares, and all such Ordinary Shares have equal rights. The par value of an Ordinary Share is NOK 0.15 per share. IDEX does not hold any of its own Ordinary Shares.

During the years ended December 31, 2022 and December 31, 2021, the Board of Directors approved the transfer of $18.0 million and $46.0 million, respectively, of Share Premium to absorb uncovered losses as allowed under Norwegian law. As a result, Share Premium has been reduced by a cumulative amount of $287.5 million as of the year ended December 31, 2022 and $269.5 million as of the year ended December 31, 2021 against Capital Reduction Reserve. The transfer has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Number of Ordinary Shares
Balance at December 31, 2020	832,146,748
Private placement of Ordinary Shares on February 15	83,214,674
Share issue (exercise of subscription rights)	1,767,606
Share issue (in lieu of Board compensation)	535,583
Private placement of Ordinary Shares on November 12	89,777,824
Share issue (Employee Share Purchase Plan)	2,946,019
Balance at December 31, 2021	1,010,388,454
Share issues (Employee Share Purchase Plan)	4,947,546
Share issue (exercise of subscription rights)	990,584
Private placement of Ordinary Shares on November 16	150,000,000
Balance at December 31, 2022	1,166,326,584

Costs related to share issuance have been charged against equity and amounted to $737 in 2022, $2,827 in 2021, and $689 in 2020.

16. Share-based compensation

Subscription rights plans

IDEX follows the practice of renewing its subscription rights plan at each Annual General Meeting, when the preceding plan is closed for further grants and a new plan is established. On May 12, 2022, at the Annual General Meeting, the shareholders resolved to adopt the 2022 Subscription Rights Incentive Plan (the “2022 Plan”). The Board is responsible for administration of subscription rights plans and approves grants under the plans and the terms of each grant.

Under the 2022 Plan, the Board may grant up to 101,254,865 subscription rights, provided the total number of grants does not exceed 10 percent of the number of registered (i.e., issued and outstanding) Ordinary Shares.

Subscription rights may be granted to employees and individuals rendering services to the Company. The exercise price shall be, at a minimum, the higher of the average closing price of an Ordinary Share, as reported on the Oslo Børs, for the ten trading days preceding the date of the grant, or the closing price of an Ordinary Share, as reported on the Oslo Børs, on the trading day preceding the date of the grant. Unless resolved otherwise by the Board, 25% of each grant of subscription rights vests per year. The annual vesting dates are the latest of the following dates before the date of grant of the subscription rights; (i) January 15, (ii) April 15, (iii) July 15 or (iv) October 15. The subscription rights expire on the fifth anniversary of the Annual General Meeting at which the shareholders resolved to establish the plan under which the subscription rights were granted. Unvested subscription rights terminate on the holder’s last day of employment or, in the case of non-employees, the last day of the individual’s service to the Company. Vested subscription rights may be exercised up to 90 days after the holder’s last day of employment or, in the case of non-employees, the last day of the individual’s service to the Company. There are no cash settlement alternatives for exercising subscription rights.

The fair value of the subscription rights granted is calculated, for recognition of share-based compensation expenses, using the Black-Scholes option pricing model, applying the following assumptions:

	Year Ended December 31,
	2022	2021	2020
Exercise price (NOK)	1.03 – 2.08	2.38 – 3.10	1.10 – 1.80
Weighted average exercise price per share	1.54	2.53	1.62
Weighted average share price at date of grant	1.42	2.45	1.42
Expected term (years)	4.45	4.62	4.77
Weighted average term (years)	3.27	3.35	2.96
Share price volatility (percent)	72 – 100	85 – 112	78 – 113
Risk-free interest rate	2.653%	0.983%	0.354%
Expected dividend payment	-	-	-
Forfeiture	None	None	None

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

Subscription rights outstanding at year end

	Number of Subscription Rights	Weighted Average Exercise Price (NOK)
Outstanding as of December 31, 2020	56,344,093	1.66
Granted	21,885,200	2.53
Exercised	(1,767,879)	1.33
Forfeited	(3,165,015)	1.97
Expired	(1,540,000)	5.22
Outstanding as of December 31, 2021	71,756,399	1.84
Granted	19,342,900	1.54
Exercised	(930,184)	0.29
Forfeited	(8,987,484)	2.25
Expired	(75,000)	8.42
Outstanding as of December 31, 2022	81,106,631	1.74

Composition of outstanding and exercisable subscription rights at December 31, 2022

Outstanding Subscription Rights					Vested (Exercisable) Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)	Weighted Average Remaining Time to Vest (Years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)
0.00 - 0.49	3,486,882	0.15	1.36	0.00	3,486,882	0.15	1.35
0.50 - 0.99	720,800	0.71	1.36	0.22	515,600	0.71	0.97
1.00 - 1.49	16,507,000	1.14	3.34	1.48	2,759,850	1.11	0.68
1.50 - 1.99	36,300,174	1.70	2.15	0.16	24,589,220	1.70	1.42
2.00 - 2.49	17,218,050	2.28	3.37	1.27	2,732,625	2.40	0.87
2.50 - 2.99	5,412,900	2.65	3.37	1.34	1,353,225	2.65	0.84
3.00 - 4.99	960,825	3.34	1.96	0.48	479,200	3.52	0.79
5.00 - 9.99	500,000	5.10	0.36	0.00	500,000	5.10	0.35
Total	81,106,631	1.74	2.68	0.74	36,416,602	1.65	1.27

Composition of outstanding and exercisable subscription rights at December 31, 2021

Outstanding Subscription Rights					Vested (Exercisable) Subscription Rights
Exercise Price (in NOK)	Number of Subscription Rights Outstanding	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)	Weighted Average Remaining Time to Vest (Years)	Number of Vested Subscription Rights	Weighted Average Exercise Price (NOK)	Weighted Average Remaining Term (Years)
0.00 - 0.50	4,330,366	0.15	2.36	0.04	2,165,186	0.15	2.36
0.50 - 1.00	720,800	0.71	2.36	1.29	310,400	0.71	2.36
1.00 - 1.50	5,542,500	1.11	2.36	1.04	1,385,625	1.11	2.36
1.50 - 2.00	38,760,433	1.70	3.14	0.96	14,045,131	1.69	3.14
2.00 - 3.00	20,588,700	2.51	4.24	2.04	—	—	4.24
3.00 - 5.00	1,238,600	3.29	3.05	1.32	175,775	3.94	3.05
5.00 - 10.00	575,000	5.53	1.23	0.00	575,000	5.53	1.23
Total	71,756,399	1.84	3.32	1.22	18,657,117	1.59	3.32

Employee Share Purchase Plan

The Employee Share Purchase Plan (“ESPP”) is revolved each year at the Annual General Meeting. The current ESPP was approved by shareholders at the 2022 Annual General Meeting. Under the ESPP, an IDEX employee based in Norway, the United Kingdom, or the United States may contribute up to 20% (subject to statutory limits) of his or her annual base salary, through payroll deductions, toward periodic purchases of newly issued Ordinary Shares. Under the ESPP, an option for the purchase of an Ordinary Share is granted to a participating employees on the first day of a 6-months' “offering period” to purchase new issued Ordinary Shares at the end of that offering period at a purchase price equal to 85% of the lesser of the fair market value, based on the closing price of an Ordinary Share reported by the Oslo Børs, on either the first day or the last day of that offering period. The offering periods occur from March through August, and from September through February. The shares are not restricted.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code, thereby affording certain tax advantages to employees who are taxpayers in the United States. There are no tax advantages for ESPP participants who are taxpayers in Norway or the United Kingdom.

The share-based remuneration cost of the ESPP is calculated at the start of each contribution period, and amortized over that period. The cost is based on the contribution amount and amounts to the discount of 15% at the beginning of the period, plus the option value of an 85% call and 15% put option granted at the beginning of the period. The option value is based on a Black-Scholes option pricing model applying prevailing interest rates and share price volatility at the beginning of the period.

ESPP cost calculation parameters	September 1, 2022	March 1, 2022	September 1, 2021
Expected contribution amount (NOK 1,000)	2,025	2,307	3,009
Share price on start date (NOK per share)	0.83	1.96	2.65
Share price volatility	68%	66%	64%
Risk-free interest rate	2.82%	0.95%	0.25%
Expected dividend payment	—	—	—
Expected number of shares	2,854,899	1,385,049	1,335,810
Share-based compensation cost per expected share	0.32	0.75	1.01

In the two offering periods completed within 2022, an average of 43 employees (2021: 53) participated in the ESPP and purchased a total of 4,947,546 Ordinary Shares at a weighted average price of NOK 1.08 (2021: 2,946,019 shares at average NOK 2.00 per share).

17. Related party transactions

The Company’s significant shareholders, Board members, and management, as well as their related parties, are considered related parties of the Company.

Compensation of key management is disclosed in Note 4 – Compensation and benefits.

Board compensation

Board compensation is paid in arrears after being approved by the shareholders, generally at the Annual General Meeting. The following amounts were paid in 2022, 2021 and 2020:

	Year Ended December 31, 2022
($000s)	Cash Compensation	Shared-based Compensation	Total
Morten Opstad, Board chair	$53	$—	$53
Lawrence J. Ciaccia, Board deputy chair	53	—	53
Deborah Davis	68	—	68
Hanne Hovding	55	—	55
Annika Olsson	44	—	44
Thomas M. Quindlen	55	—	55
Stephen A. Skaggs	62	—	62
	$390	$—	$390

	Year Ended December 31, 2021
($000s)	Cash Compensation	Shared-based Compensation	Total
Morten Opstad, Board chair	$59	$—	$59
Lawrence J. Ciaccia, Board deputy chair	28	33	61
Deborah Davis	67	—	67
Hanne Hovding	52	—	52
Annika Olsson	—	—	—
Thomas M. Quindlen	2	32	34
Stephen A. Skaggs	4	58	62
	$212	$123	$335

	Year Ended December 31, 2020
($000s)	Cash Compensation	Shared-based Compensation	Total
Morten Opstad, Board chair	$40	$—	$40
Lawrence J. Ciaccia, Board deputy chair	38	—	38
Deborah Davis	10	36	46
Hanne Hovding	32	—	32
Stephen A. Skaggs	4	34	38
	$124	$70	$194

Outstanding subscription rights awarded to members of the Board under the Company’s subscription rights plans have the following expiration dates and exercise prices. For further information describing these plans, see Note 16 – Share-based compensation.

			Subscription rights outstanding as of December 31,
Grant Date	Expiration Date	Exercise Price (NOK per share)	2022	2021	2020
June 17, 2020	May 15, 2025	1.71	600,000	600,000	600,000

The subscription rights granted on August 15, 2018, were replaced by the grant on June 17, 2020, as part of an exchange of subscription rights approved at the 2020 Annual General Meeting. This exchange was offered to all eligible holders.

Related party transactions

Morten Opstad, Board chair, is a partner at Advokatfirmaet Ræder AS, the Company’s primary law firm, which provided services to the Company resulting in charges of $234 in 2022, $338 in 2021, and $477 in 2020.

Lawrence J. Ciaccia, who was elected to the Board at the Annual General Meeting on May 12, 2015, has served on the Company’s Strategy Advisory Council ("SAC") since January 2014. The SAC was discontinued effective June 30, 2022. From time to time, Mr. Ciaccia also provides consulting services to IDEX. The fees paid to Mr. Ciaccia for his services totaled $58 in 2022, $65 in 2021, and $65 in 2020.

In connection with our November 2022 private placement, we entered into a share lending agreement with three shareholders in order to facilitate settlement of the new shares in the private placement. As a fixed fee for the share lending, each lender received a fee equaling 5% per annum of the sum of the subscription price per new share in the private placement multiplied by the number of borrowed shares lent by the respective lender. In total, we paid approximately $14 thousand under the share lending agreement with approximately $6 thousand paid to Sundt AS and approximately $4 thousand each paid to Sundvall Holding AS and Mr. Robert Keith.

There were no overdue balances with any related parties at the end of 2022, 2021 or 2020.
18.
Other Operating Expenses

	Year Ended December 31,
($000s)	2022	2021	2020
Sales and marketing activities	$2,840	$1,387	$764
Legal, audit, accounting and other services	2,073	2,332	2,906
IT expenses	1,894	2,047	1,621
Travel expenses	230	132	125
Other operating expenses	1,364	1,449	520
Total other operating expenses	$8,402	$7,347	$5,936

Auditor remuneration

The following table sets out the aggregate fees related to professional services rendered by the Company’s independent auditor, Ernst & Young AS (“EY”), for the calendar years 2022, 2021, and 2020:

	Year Ended December 31,
($000s)	2022	2021	2020
Audit services	$447	$352	$235
Audit-related services	43	22	8
Tax services	7	7	0
Other services	4	24	12
	$501	$405	$255

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

Tax services represent fees, approved by our Audit Committee, for tax services not related to the audit provided by EY, pursuant to the provisions of the Sarbanes-Oxley Act.

Other services represent other fees, approved by our Audit Committee, for services not related to the audit provided by EY, pursuant to the provisions of the Sarbanes-Oxley Act.

19. Subsequent Events

The Board resolved on February 21, 2023, to grant 1,423,800 incentive subscription rights to five new employees and individual contractors. The grant was made under the Company’s 2022 Subscription Rights Incentive Plan. The exercise price of the subscription rights is NOK 0.72 per share. The grants vest by 25% per year and expire on May 15, 2027. Following the grants, there were 82,065,247 subscription rights outstanding.

The Board resolved on February 28, 2023, to issue 2,648,336 Ordinary Shares at NOK 0.71 per share to employees participating in the Company’s ESPP.

There have been no events between December 31, 2022, and the date of these financial statements that have had any material impact on the Company’s results for 2022, or the value of the Company’s assets and liabilities as of December 31, 2022.